
13001855



2013 Annual Meeting of Stockholders
Notice and Proxy Statement

2012 Annual Report on Form 10-K

YELP INC.
706 Mission Street
San Francisco, California 94103

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On June 5, 2013

Dear Stockholder:

You are cordially invited to attend the Annual Meeting (the "Annual Meeting") of Stockholders of **YELP INC.**, a Delaware corporation (the "Company"). The Annual Meeting will be held on Wednesday, June 5, 2013 at 9:00 a.m. Pacific Time at The St. Regis San Francisco located at 125 3rd Street, San Francisco, California 94103 for the following purposes:

1. To elect the three nominees for director named in the accompanying proxy statement (the "Proxy Statement") to hold office until the 2016 Annual Meeting of Stockholders.
2. To approve the Company's 2012 Equity Incentive Plan, as amended, to increase the aggregate number of shares of Class A Common Stock authorized for issuance under the plan by 2,000,000 shares.
3. To ratify the selection by the Audit Committee of the Board of Directors of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2013.
4. To approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the Proxy Statement.
5. To indicate, on an advisory basis, the preferred frequency of stockholder advisory votes on the compensation of the Company's named executive officers.
6. To conduct any other business properly brought before the Annual Meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

The record date for the Annual Meeting is April 8, 2013. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

By Order of the Board of Directors

Laurence Wilson
Secretary

San Francisco, California
April 23, 2013

You are cordially invited to attend the Annual Meeting in person. Whether or not you expect to attend the Annual Meeting, please vote over the telephone or the Internet, or, if you receive a paper proxy card by mail, by completing and returning the proxy card mailed to you, as promptly as possible in order to ensure your representation at the Annual Meeting. Voting instructions are provided in the Notice of Internet Availability of Proxy Materials, or, if you receive a paper proxy card by mail, the instructions are printed on your proxy card and included in the accompanying Proxy Statement. Even if you have voted by proxy, you may still vote in person if you attend the Annual Meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the Annual Meeting, you must obtain a proxy issued in your name from that record holder.



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YELP INC.
706 Mission Street
San Francisco, California 94103

PROXY STATEMENT
FOR THE 2013 ANNUAL MEETING OF STOCKHOLDERS

June 5, 2013

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

We are providing you with these proxy materials because the Board of Directors of Yelp Inc. is soliciting your proxy to vote at Yelp's 2013 Annual Meeting of Stockholders, or the Annual Meeting, including at any adjournments or postponements thereof, to be held on Wednesday, June 5, 2013 at 9:00 a.m. Pacific Time at The St. Regis San Francisco located at 125 3rd Street, San Francisco, California 94103. You are invited to attend the Annual Meeting to vote on the proposals described in this Proxy Statement. However, you do not need to attend the Annual Meeting to vote your shares. Instead, you may simply follow the instructions below to submit your proxy. The proxy materials, including this Proxy Statement and our 2012 Annual Report, are being distributed and made available on or about April 23, 2013. As used in this Proxy Statement, references to "we," "us," "our," "Yelp" and the "Company" refer to Yelp Inc. and its consolidated subsidiaries.

Why did I receive a notice regarding the availability of proxy materials on the Internet?

Pursuant to rules adopted by the U.S. Securities and Exchange Commission, or SEC, we have elected to provide access to our proxy materials over the Internet. Consequently, our stockholders generally will not receive paper copies of our proxy materials unless they request them. We will instead send a Notice of Internet Availability of Proxy Materials, or Notice, to our stockholders of record with instructions for accessing the proxy materials and voting over the Internet or by telephone. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice.

We intend to mail the Notice on or about April 23, 2013 to all stockholders of record entitled to vote at the Annual Meeting.

Will I receive any other proxy materials by mail?

We may send you a proxy card, along with a second Notice, on or after April 23, 2013. In addition, you may request a printed copy of our proxy materials by following the instructions found in the Notice.

Who can vote at the Annual Meeting?

Only stockholders of record at the close of business on April 8, 2013 will be entitled to vote at the Annual Meeting. On this record date, there were 30,721,669 shares of Class A Common Stock and 33,588,156 shares of Class B Common Stock outstanding and entitled to vote.

YELP INC.
706 Mission Street
San Francisco, California 94103

PROXY STATEMENT
FOR THE 2013 ANNUAL MEETING OF STOCKHOLDERS

June 5, 2013

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

We are providing you with these proxy materials because the Board of Directors of Yelp Inc. is soliciting your proxy to vote at Yelp's 2013 Annual Meeting of Stockholders, or the Annual Meeting, including at any adjournments or postponements thereof, to be held,on Wednesday, June 5, 2013 at 9:00 a.m. Pacific Time at The St. Regis San Francisco located at 125 3rd Street, San Francisco, California 94103. You are invited to attend the Annual Meeting to vote on the proposals described in this Proxy Statement. However, you do not need to attend the Annual Meeting to vote your shares. Instead, you may simply follow the instructions below to submit your proxy. The proxy materials, including this Proxy Statement and our 2012 Annual Report, are being distributed and made available on or about April 23, 2013. As used in this Proxy Statement, references to "we," "us," "our," "Yelp" and the "Company" refer to Yelp Inc. and its consolidated subsidiaries.

Why did I receive a notice regarding the availability of proxy materials on the Internet?

Pursuant to rules adopted by the U.S. Securities and Exchange Commission, or SEC, we have elected to provide access to our proxy materials over the Internet. Consequently, our stockholders generally will not receive paper copies of our proxy materials unless they request them. We will instead send a Notice of Internet Availability of Proxy Materials, or Notice, to our stockholders of record with instructions for accessing the proxy materials and voting over the Internet or by telephone. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice.

We intend to mail the Notice on or about April 23, 2013 to all stockholders of record entitled to vote at the Annual Meeting.

Will I receive any other proxy materials by mail?

We may send you a proxy card, along with a second Notice, on or after April 23, 2013. In addition, you may request a printed copy of our proxy materials by following the instructions found in the Notice.

Who can vote at the Annual Meeting?

Only stockholders of record at the close of business on April 8, 2013 will be entitled to vote at the Annual Meeting. On this record date, there were 30,721,669 shares of Class A Common Stock and 33,588,156 shares of Class B Common Stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on April 8, 2013 your shares were registered directly in your name with our transfer agent, Computershare Trust Company, N.A., then you are a stockholder of record. As a stockholder of record, you may vote in person at the Annual Meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, we urge you to vote your shares electronically over the Internet or by telephone, or by completing and returning a printed proxy card that you may request or that we may elect to deliver at a later time, to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on April 8, 2013 your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and the Notice is being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, because you are not the stockholder of record, you may not vote your shares in person at the Annual Meeting unless you request and obtain a valid proxy from your broker or other agent.

How do I attend the Annual Meeting?

The Annual Meeting will be held on Wednesday, June 5, 2013 at 9:00 a.m. Pacific Time at The St. Regis San Francisco located at 125 3rd Street, San Francisco, California 94103. If you are a stockholder of record, you must bring proof of identification. If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you must request and obtain a valid proxy from your broker or other agent.

Directions to the Annual Meeting may be found at http://www.starwoodhotels.com/stregis/property/area/directions.html?propertyID=1511. Information on how to vote in person at the Annual Meeting is discussed below.

What am I voting on?

There are five matters scheduled for a vote:

- Proposal No. 1: the election of three directors;
- Proposal No. 2: the approval of our 2012 Equity Incentive Plan, as amended, to increase the aggregate number of shares of Class A Common Stock authorized for issuance under the plan by 2,000,000 shares;
- Proposal No. 3: the ratification of the selection by the Audit Committee of the Board of Directors of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2013;
- Proposal No. 4: the approval, on an advisory basis, of the compensation of our named executive officers, as disclosed in this Proxy Statement in accordance with SEC rules; and
- Proposal No. 5: the indication, on an advisory basis, of the preferred frequency of stockholder advisory votes on the compensation of our named executive officers.

What if another matter is properly brought before the Annual Meeting?

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the proxy to vote on those matters in accordance with their best judgment.

How do I vote?

You may vote "For" all the nominees to the Board of Directors, "Withhold" your vote from all nominees or you may "Withhold" your vote for any nominee you specify. With regard to your advisory vote on how frequently we should solicit stockholder advisory approval of executive compensation, you may vote for any one of the following: "1 year," "2 years" or "3 years," or you may abstain from voting on that matter. For each of the other matters to be voted on, you may vote "For" or "Against" or abstain from voting.

The procedures for voting are as follows:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the Annual Meeting, vote by proxy over the telephone, vote by proxy through the Internet or vote by proxy using a proxy card that you may request or that we may elect to deliver at a later time. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the Annual Meeting and vote in person even if you have already voted by proxy.

- To vote in person, come to the Annual Meeting and we will give you a ballot when you arrive.

- To vote using the printed proxy card that may be delivered to you, simply complete, sign and date the proxy card that may be delivered and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.

- To vote over the telephone, dial toll-free 1-800-690-6903 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the control number from the Notice. Your vote must be received by 11:59 p.m. Eastern Time on June 4, 2013 to be counted.

- To vote through the Internet, go to www.proxyvote.com to complete an electronic proxy card. You will be asked to provide the control number from the Notice. Your vote must be received by 11:59 p.m. Eastern Time on June 4, 2013 to be counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a Notice containing voting instructions from that organization rather than from us. Simply follow the voting instructions in the Notice to ensure that your vote is counted. To vote in person at the Annual Meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

We provide Internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

Can I vote my shares by filling out and returning the Notice?

No. The Notice identifies the items to be voted on at the Annual Meeting, but you cannot vote by marking the Notice and returning it. The Notice provides instructions on how to vote over the Internet or by telephone, by requesting and returning a printed proxy card or by submitting a ballot in person at the Annual Meeting.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of Class A Common Stock and ten votes for each share of Class B Common Stock you owned as of April 8, 2013. The Class A Common Stock and Class B Common Stock will vote together as a single class on all proposals described in this Proxy Statement.

What happens if I do not vote?

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record and do not vote by telephone, through the Internet, by completing the proxy card that may be delivered to you or in person at the Annual Meeting, your shares will not be voted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner and do not instruct your broker, bank or other agent how to vote your shares, the question of whether your broker or nominee will still be able to vote your shares depends on whether the New York Stock Exchange, or NYSE, deems the particular proposal to be a "routine" matter. Brokers and nominees can use their discretion to vote "uninstructed" shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters.

Under the rules and interpretations of the NYSE, "non-routine" matters are matters that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation and on the frequency of stockholder votes on executive compensation) and certain corporate governance proposals, even if management-supported. Accordingly, your broker or nominee may not vote your shares on Proposal Nos. 1, 2, 4 or 5 without your instructions, but may vote your shares on Proposal No. 3.

What if I return a proxy card or otherwise vote but do not make specific choices?

If you return a signed and dated proxy card or otherwise vote without marking voting selections, your shares will be voted, as applicable:

- "For" the election of all three nominees for director;
- "For" the approval of our 2012 Equity Incentive Plan, as amended, to increase the aggregate number of shares of Class A Common Stock authorized for issuance under the plan by 2,000,000 shares;
- "For" the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2013;
- "For" the advisory approval of executive compensation; and
- for every "1 Year" as the preferred frequency of advisory votes to approve executive compensation.

If any other matter is properly presented at the Annual Meeting, your proxyholder (one of the individuals named on your proxy card) will vote your shares using his best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these proxy materials, our directors and employees may also solicit proxies in person, by telephone or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one Notice?

If you receive more than one Notice, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on each of your Notices to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Stockholder of Record: Shares Registered in Your Name

Yes. You can revoke your proxy at any time before the final vote at the Annual Meeting. If you are the record holder of your shares, you may revoke your proxy in any one of the following ways:

- You may submit another properly completed proxy card with a later date.
- You may grant a subsequent proxy by telephone or through the Internet.
- You may send a timely written notice that you are revoking your proxy to our Corporate Secretary at 706 Mission Street, San Francisco, California 94103.
- You may attend the Annual Meeting and vote in person. Simply attending the Annual Meeting will not, by itself, revoke your proxy.

Your most current proxy card or telephone or Internet proxy is the one that is counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

How are votes counted?

Votes will be counted by the inspector of election appointed for the Annual Meeting, who will separately count, for Proposal No. 1 to elect directors, "For" and "Withhold" votes and broker non-votes; with respect to Proposal No. 5 regarding the frequency of stockholder advisory votes to approve executive compensation, votes for frequencies of every "1 year," "2 years" and "3 years," abstentions and broker non-votes; and, with respect to the other proposals, votes "For" and "Against," abstentions and, if applicable, broker non-votes.

What are "broker non-votes"?

As discussed above, when a beneficial owner of shares held in "street name" does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed by the NYSE to be "non-routine," the broker or nominee cannot vote the shares. These unvoted shares are counted as "broker non-votes."

How many votes are needed to approve each proposal?

The following table summarizes the minimum vote needed to approve each proposal and the effect of abstentions and broker non-votes.

Proposal Number	Proposal Description	Vote Required for Approval	Effect of Abstentions	Effect of Broker Non-Votes
1	Election of Directors	Three nominees receiving the most "For" votes from the holders of shares present and entitled to vote	Withheld votes will have no effect	None
2	Approval of our 2012 Equity Incentive Plan, as amended, to increase the aggregate number of shares of Class A Common Stock authorized for issuance under the plan by 2,000,000 shares	"For" votes from the holders of shares representing a majority of the voting power of the shares present and entitled to vote	Against	None
3	Ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2013	"For" votes from the holders of shares representing a majority of the voting power of the shares present and entitled to vote	Against	None*
4	Advisory approval of the compensation of our named executive officers	"For" votes from the holders of shares representing a majority of the voting power of the shares present and entitled to vote	Against	None
5	Advisory vote on the frequency of stockholder advisory votes on executive compensation	The frequency receiving the votes of the holders of shares representing a majority of the voting power of the shares present and entitled to vote	Against each proposed frequency	None

* Broker non-votes will have no effect; however, Proposal No. 3 is considered a routine matter, and therefore no broker non-votes are expected to exist in connection with Proposal No. 3.

What is the quorum requirement?

In order to conduct business at the Annual Meeting, a quorum must be present in person or represented by proxy. A quorum will be present if shares representing a majority of the aggregate voting power of shares of Class A Common Stock and Class B Common Stock (voting together as a single class) entitled to vote are present at the Annual Meeting in person or represented by proxy. On the record date, there were 30,721,669 shares of Class A Common Stock and 33,588,156 shares of Class B Common Stock outstanding and entitled to vote. Thus, the holders of shares representing an aggregate of 183,301,615 votes must be present in person or represented by proxy at the Annual Meeting to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you attend the Annual Meeting in person. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the holders of shares representing a majority of the voting power present at the Annual Meeting in person or represented by proxy may adjourn the Annual Meeting to another date.

When are stockholder proposals and director nominations due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, you must submit your proposal, in writing, by December 24, 2013 to our Corporate Secretary at 706 Mission Street, San Francisco, California 94103, and you must comply with all applicable requirements of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Pursuant to our Bylaws, if you wish to bring a proposal before the stockholders or nominate a director at the 2014 Annual Meeting of Stockholders, but you are not requesting that your proposal or nomination be included in next year's proxy materials, you must notify our Corporate Secretary, in writing, not later than the close of business on March 7, 2014 nor earlier than the close of business on February 5, 2014. However, if our 2014 Annual Meeting of Stockholders is not held between May 6, 2014 and July 5, 2014, to be timely, notice by the stockholder must be received not earlier than the close of business on the 120th day prior to the 2014 Annual Meeting of Stockholders and not later than the close of business on the later of the 90th day prior to the 2014 Annual Meeting of Stockholders or the 10th day following the day on which public announcement of the date of the 2014 Annual Meeting of Stockholders is first made. You are also advised to review our Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

The chair of the 2014 Annual Meeting of Stockholders may determine, if the facts warrant, that a matter has not been properly brought before the meeting and, therefore, may not be considered at the meeting. In addition, the proxy solicited by the Board of Directors for the 2014 Annual Meeting will confer discretionary voting authority with respect to (i) any proposal presented by a stockholder at that meeting for which we have not been provided with timely notice and (ii) any proposal made in accordance with our Bylaws, if the 2014 proxy statement briefly describes the matter and how management's proxy holders intend to vote on it, if the stockholder does not comply with the requirements of Rule 14a-4(c)(2) promulgated under the Exchange Act.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. In addition, final voting results will be published in a current report on Form 8-K that we expect to file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the Annual Meeting, we intend to file a Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an additional Form 8-K to publish the final results.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Board of Directors, or the Board, is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy in a class, including vacancies created by an increase in the number of directors, will serve for the remainder of the full term of that class and until the director's successor is duly elected and qualified.

The Board presently has nine members. There are three directors in the class whose term of office expires in 2013. If elected at the Annual Meeting, each of these nominees would serve until the 2016 Annual Meeting of Stockholders and until his successor has been duly elected and qualified, or, if sooner, until the director's death, resignation or removal. Under our Corporate Governance Guidelines, directors are expected to attend the Annual Meeting. Because we completed our initial public offering in March 2012, we did not hold an annual meeting of stockholders in 2012.

The following table sets forth information with respect to our directors, including the three nominees for election at the Annual Meeting, as of April 8, 2013:

NAME	AGE	DIRECTOR SINCE	PRINCIPAL OCCUPATION/ POSITION HELD WITH THE COMPANY
Class I Directors – Nominees for Election at the Annual Meeting			
Fred Anderson	68	Feb. 2011	Lead Independent Director of the Board; Managing Director, Elevation Partners
Peter Fenton	40	Sept. 2006	General Partner, Benchmark Capital
Jeremy Levine	39	Nov. 2005	Partner, Bessemer Venture Partners
Class II Directors – Continuing in Office until the 2014 Annual Meeting			
Diane Irvine	54	Nov. 2011	Independent Advisor
Max Levchin	37	Sept. 2004	Chairman of the Board; Independent Investor and Advisor
Keith Rabois	44	Sept. 2005	Partner, Khosla Ventures
Class III Directors – Continuing in Office until the 2015 Annual Meeting			
Geoff Donaker	40	Dec. 2010	Chief Operating Officer of Yelp
Robert Gibbs	42	May 2012	Contributor, MSNBC
Jeremy Stoppelman	35	Sept. 2005	Co-Founder and Chief Executive Officer of Yelp

Each of the nominees listed below was recommended for election by the Nominating and Corporate Governance Committee of the Board, or the Nominating Committee. Our Nominating Committee seeks to assemble a Board that, as a whole, possesses the appropriate balance of professional and industry knowledge, financial expertise and high-level management experience necessary to oversee and direct our business. To that end, the Nominating Committee has identified and evaluated these nominees in the broader context of the Board's overall composition, with the goal of selecting nominees who complement and strengthen the skills of other members of the Board and who also exhibit integrity, collegiality, sound business judgment and other qualities that the Nominating Committee views as critical to the effective functioning of the Board.

Each of the nominees listed below is currently a director and was elected or appointed to the Board prior to our initial public offering pursuant to a Third Amended and Restated Voting Agreement, dated January 22, 2010, by and among us and the holders of our then-outstanding preferred stock, or the Voting Agreement. Specifically, Messrs. Anderson, Fenton and Levine were designees of certain of our investors — Elevation Partners, Benchmark Capital and Bessemer Venture Partners, respectively — under the Voting Agreement. The Voting Agreement expired by its terms at the time of our initial public offering and is no longer in effect.

Directors are elected by a plurality of the votes of the holders of shares present in person or represented by proxy and entitled to vote on the election of directors. The three nominees receiving the highest number of affirmative votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the three nominees named below. If any nominee becomes unavailable for election as a result of an unexpected occurrence, shares that would have been voted for that nominee will instead will be voted for the election of a substitute nominee proposed by the Nominating Committee. Each person nominated for election has agreed to serve if elected. Our management has no reason to believe that any nominee will be unable to serve.

A brief biography of each nominee and each director whose term will continue after the Annual Meeting is set forth below. The biographies below also include information regarding the specific experience, qualifications, attributes or skills of each nominee or director that led the Nominating Committee to determine that such individual should serve as a member of the Board as of the date of this Proxy Statement.

NOMINEES FOR ELECTION FOR A THREE-YEAR TERM EXPIRING AT THE 2016 ANNUAL MEETING

Fred Anderson has been a Managing Director of Elevation Partners, a private equity firm focused on the media and entertainment industry, since July 2004. From March 1996 to June 2004, Mr. Anderson served as Executive Vice President and Chief Financial Officer of Apple Inc., a manufacturer of personal computers and related software. Prior to joining Apple, Mr. Anderson was Corporate Vice President and Chief Financial Officer of Automatic Data Processing, Inc., an electronic transaction processing firm, from August 1992 to March 1996. On April 24, 2007, the SEC filed a complaint against Mr. Anderson and another former officer of Apple. The complaint alleged that Mr. Anderson failed to take steps to ensure that the accounting for an option granted in 2001 to certain executives of Apple, including himself, was proper. Simultaneously with the filing of the complaint, Mr. Anderson settled with the SEC, neither admitting nor denying the allegations in the complaint. In connection with the settlement, Mr. Anderson agreed to a permanent injunction from future violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933, as amended, or the Securities Act, and Section 16(a) of the Exchange Act and Rules 13b2-2 and 16a-3 thereunder, and from aiding and abetting future violations of Sections 13(a), 13(b)(2)(A), 13(b)(2)(B) and 14(a) of the Exchange Act and Rules 12b-20, 13a-1, 13a-13 and 14a-9 thereunder. He also agreed to disgorge approximately $3.5 million in profits and interest from the option he received and to pay a civil penalty of $150,000. Under the terms of the settlement, Mr. Anderson may continue to act as an officer or director of public companies. Mr. Anderson also served on the boards of directors of Apple from June 2004 to June 2006, E. Piphany, Inc. from May 2003 to September 2005, Palm, Inc. from October 2007 to July 2010 and Move, Inc. from November 2006 to March 2012. Mr. Anderson currently serves on the board of directors of eBay Inc., an Internet marketplace and online payments platform company. Mr. Anderson holds a B.A. from Whittier College and an M.B.A. from the University of California, Los Angeles. The Nominating Committee believes Mr. Anderson's extensive global financial management expertise as the former chief financial officer of global technology firms gives him the experience, qualifications and skills to serve as a director. In addition, his significant experience on the boards of directors of other public and private technology companies at various stages of development provides the Board with important perspectives on corporate governance matters.

Peter Fenton has been a General Partner at Benchmark Capital, a venture capital firm, where his investment interests include software, digital media and technology-enabled services, since September 2006. Prior to joining Benchmark, Mr. Fenton was a Managing Partner at Accel Partners, a venture capital firm, from October 1999 to May 2006. Prior to joining the venture capital community, he was General Manager of Video at Autonomy Virage, Inc., a multimedia information retrieval company, from April 1996 to April 1998. He holds an M.B.A. from the Stanford University Graduate School of Business and a B.A. in Philosophy from Stanford University. The Nominating Committee believes Mr. Fenton should serve on the Board due to his extensive background in and experience with the venture capital industry, providing guidance and counsel to a wide variety of Internet and technology companies and serving on the boards of directors of a range of private companies.

Jeremy Levine is a Partner at Bessemer Venture Partners, a venture capital firm, which he joined in May 2001, where his investment interests include entrepreneurial startups and high growth companies in various industries, including consumer Internet, consumer software and business software and services. Prior to joining Bessemer, Mr. Levine was Vice President of Operations at Dash.com Inc., an Internet software publisher, from June 1999 to May 2001. Prior to Dash, Mr. Levine was an Associate at AEA Investors, a management buyout firm, where he specialized in consumer products and light industrials, from July 1997 to June 1999. Previously, Mr. Levine was with McKinsey & Company as a management consultant from June 1995 to July 1997. Mr. Levine holds a B.S. in Computer Science and Economics from Duke University. The Nominating Committee believes Mr. Levine should serve on the Board due to his extensive background in and experience with the venture capital industry, providing guidance and counsel to a wide variety of Internet and technology companies and serving on the boards of directors of a range of private companies.

THE BOARD RECOMMENDS
A VOTE "FOR" ALL OF THE NAMED NOMINEES

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2014 ANNUAL MEETING

Diane Irvine most recently served as Chief Executive Officer of Blue Nile, Inc., an online retailer of diamonds and fine jewelry, from February 2008 to November 2011 and as President from February 2007 to November 2011. Ms. Irvine also served on the board of directors of Blue Nile from May 2001 to November 2011, and she served as Chief Financial Officer of Blue Nile from December 1999 to September 2007. From February 1994 to May 1999, Ms. Irvine served as Vice President and Chief Financial Officer of Plum Creek Timber Company, Inc., a timberland management and wood products company. From September 1981 to February 1994, Ms. Irvine served in various capacities, most recently as a partner, with Coopers and Lybrand LLP, an accounting firm. Ms. Irvine currently serves on the board of directors of CafePress Inc., an e-commerce platform, which she joined in May 2012, and formerly served on the board of directors of Ticketmaster Entertainment, Inc., a live entertainment ticketing and marketing company, from August 2008 to January 2010 and Davidson Companies, an investment banking and asset management company, from January 1998 to January 2009. Ms. Irvine holds a B.S. in Accounting from Illinois State University and an M.S. in Taxation from Golden Gate University. The Nominating Committee believes Ms. Irvine should serve on the Board due to her financial expertise and extensive experience in public company management.

Max Levchin is currently an investor in and adviser to emerging technology companies. Previously, Mr. Levchin was Vice President of Engineering at Google, Inc., an Internet search company, from August 2010 to August 2011. Prior to Google, Mr. Levchin was founder and Chief Executive Officer of Slide, Inc., a developer of social applications such as photo and video self-expression and social games, from January 2005 to August 2010, when it was acquired by Google. Prior to founding Slide, Mr. Levchin was Chief Technology Officer and a director at PayPal, Inc., an online payment company, from March 2000 to December 2002, when it was acquired by eBay. Mr. Levchin co-founded Confinity Inc., an Internet and electronics company, in December 1998, and served as the Chief Technology Officer and a director through March 2000, when Confinity merged with X.com and became PayPal. Mr. Levchin founded NetMeridian Software, a developer of early palm-top security applications, in January 1996, and served as Chief Executive Officer from January 1996 to December 1998. Mr. Levchin currently serves on the board of directors of Yahoo! Inc., which he joined in December 2012. He received a B.S. in Computer Science from the University of Illinois, Urbana-Champaign in 1997. The Nominating Committee believes Mr. Levchin should serve on the Board due to his extensive background and experience in the social media and Internet industry and as a seasoned entrepreneur.

Keith Rabois has been a Partner at Khosla Ventures, a venture capital firm, since February 2013. Mr. Rabois served as the Chief Operating Officer of Square, Inc., a service allowing anyone to accept credit cards utilizing a smartphone, from August 2010 to January 2013. Prior to Square, Mr. Rabois was the Vice President of Strategy & Business Development for Slide from May 2007 to August 2010, when it was acquired by Google. Prior to Slide, Mr. Rabois was Vice President of Business and Corporate Development at LinkedIn Corporation, a professional online network, from January 2005 to May 2007. Previously, he was Chief Operating Officer of Epoch Innovations, Inc., a research and investment information company, from December 2003 to December 2004 and was an Entrepreneur in Residence at Clarium Capital Management, an investment management company and hedge fund, from January 2003 to December 2003. Previously, Mr. Rabois held various positions at PayPal from November 2000 to November 2002, most recently Executive Vice President of Business Development, Public Affairs and Policy. He was previously Vice President of Business Development at Voter.com from February 2000 to November 2000 and Policy Director at Quayle 2000, the company running the presidential campaign for Dan Quayle, from April 1999 to October 1999. Mr. Rabois was an associate at Sullivan & Cromwell LLP, a law firm, from October 1995 to March 1999 and was a law clerk for the Honorable Edith H. Jones, United States Court of Appeals for the Fifth Circuit from August 1994 to August 1995. Mr. Rabois currently serves on the board of directors of Xoom Corporation, a global money transfer company, which he joined in June 2003. He holds a J.D. from Harvard Law School and a B.A. in Political Science from Stanford University. The Nominating Committee believes Mr. Rabois should serve on the Board due to his extensive background and experience in the social media and Internet industry and as a seasoned investor.

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2015 ANNUAL MEETING

Geoff Donaker has served as our Chief Operating Officer since June 2006. Since joining us in November 2005 as the Vice President of Business Development, Mr. Donaker has helped to orchestrate our geographic expansion, build our revenue lines and hire our management team. Prior to joining us, Mr. Donaker served in several roles at eBay, including Director of International Categories and Director of Collectibles, from May 2001 to November 2005. Prior to eBay, he held various management and marketing roles at Internet companies, including Voter.com, Excite@Home, an Internet search provider, and Excite, from 1998 through 2000. Mr. Donaker began his career with Mercer Management Consulting (now Oliver Wyman) from August 1995 to January 1998. He holds a B.S. in Mechanical Engineering from Stanford University. The Nominating Committee believes Mr. Donaker should serve on the Board due to his experience in the Internet industry and the perspective gained from working with us since our early stages.

Robert Gibbs has been a contributor to cable news channel MSNBC since February 2013. Mr. Gibbs previously served as a senior campaign advisor to President Barack Obama for the 2012 presidential election from January 2012 to November 2012. From January 2009 to February 2011, he served as the 28th White House Press Secretary. Prior to January 2009, Mr. Gibbs was the communications director for then-U.S. Senator Obama and for Mr. Obama's 2008 presidential campaign. Previously, Mr. Gibbs was press secretary of John Kerry's 2004 presidential campaign and has previously specialized in Senate campaigns, having served as communications director for the Democratic Senatorial Campaign Committee and for four individual Senate campaigns, including those of Mr. Obama in 2004 and Fritz Hollings in 1998. Mr. Gibbs holds a B.A. in Political Science from North Carolina State University. The Nominating Committee believes Mr. Gibbs should serve on the Board due to his significant media, communications and public policy experience.

Jeremy Stoppelman is our co-founder and has served as our Chief Executive Officer since our inception in 2004. Prior to joining us, Mr. Stoppelman served as the Vice President of Engineering at PayPal from February 2000 to June 2003. Prior to PayPal, Mr. Stoppelman was a software engineer at Excite@Home from August 1999 to January 2000. He holds a B.S. in Computer Engineering from the University of Illinois. The Nominating Committee believes Mr. Stoppelman should serve on the Board due to the perspective gained from his experience as one of our founders and our Chief Executive Officer and his experience in the Internet industry.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Independence of the Board

Under the NYSE listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by its board of directors. The Board consults with our counsel to ensure that its determinations are consistent with relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the NYSE, as in effect from time to time.

Consistent with these considerations, after review of all relevant identified transactions or relationships between each director, or any of his or her family members, and the Company, our executive management and independent auditors, the Board has affirmatively determined that the following seven directors are independent directors within the meaning of the applicable NYSE listing standards: Ms. Irvine and Messrs. Anderson, Fenton, Gibbs, Levchin, Levine and Rabois.

In making this determination, the Board found that none of these directors or nominees for director had a material or other disqualifying relationship with the Company. It considered the current and prior relationships that each non-employee director has with our company and each other and all other facts and circumstances the Board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. Mr. Stoppelman, our Chief Executive Officer, and Mr. Donaker, our Chief Operating Officer, are not independent directors by virtue of their employment with the Company.

Board Leadership Structure

Our Board currently has both an independent Chairman and a Lead Independent Director: Messrs. Levchin and Anderson, respectively. Mr. Levchin has authority, among other things, to call and preside over Board meetings and, together with Mr. Anderson, set meeting agendas. As a result of Mr. Levchin's extensive history with and knowledge of Yelp, he is able to provide valuable insight and help ensure that the Board and management act with a common purpose. In our view, having a Chairman far removed from management has the potential to give rise to divided leadership, which could interfere with good decision making or weaken our ability to develop and implement strategy. Instead, we believe that Mr. Levchin's history with the Company makes him best positioned to act as a bridge between management and the Board, facilitating the regular flow of information and implementation of our strategic initiatives and business plans.

While the Board believes that Mr. Levchin's service as Chairman is appropriate and in the best interests the Company and our stockholders, it determined that it would be beneficial to have a Lead Independent Director as well to reinforce the independence of the Board in its oversight of our business and affairs. In particular, the Board believes that having a Lead Independent Director to complement a Chairman with an extensive history with the Company helps foster an environment that is conducive to objective evaluation and oversight of management's performance, increasing management accountability and improving the ability of the Board to monitor whether management's actions are in the best interests of the Company and our stockholders. Accordingly, the Board appointed Mr. Anderson, an independent director with deep technology and financial experience, as Lead Independent Director in November 2011. Under our Bylaws and Corporate Governance Guidelines, the Lead Independent Director has authority, among other things, to establish meeting agendas with the Chairman, preside over and establish agendas for executive sessions of the independent directors and preside over any portions of meetings of the Board at which (i) the evaluation or compensation of the Chief Executive Officer is presented or discussed and (ii) the performance of the Board is presented or discussed.

Together, our Chairman and Lead Independent Director have substantial ability to shape the work of the Board. The Board believes that Mr. Levchin's tenure with and knowledge of Yelp, combined with Mr. Anderson's significant experience on the boards of directors of other public and private technology companies at various stages of development, enhances the effectiveness of the Board as a whole.

Role of the Board in Risk Oversight

Our Board recognizes the importance of effective risk oversight in running a successful business and in fulfilling its fiduciary responsibilities to Yelp and its stockholders. While our management is responsible for the day-to-day management of the risks that we face, the Board is responsible for overseeing our aggregate risk profile and our risk management process, as well as ensuring that an appropriate culture of risk management exists within the Company and setting the right "tone at the top."

The Board believes that its current leadership structure facilitates its risk oversight responsibilities. In particular, the Board believes the Lead Independent Director, majority-independent Board and independent Board committees provide a well-functioning and effective balance to an experienced Chairman and the members of our executive management on the Board. Although the Board does not have a standing risk management committee, it administers its oversight function directly as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing strategic risk exposure, including a determination of the nature and level of risk appropriate for the Company.

The Audit Committee of the Board, or the Audit Committee, has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management are undertaken. Our Audit Committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function.

Our Nominating Committee oversees risks related to our overall corporate governance, including Board and committee composition, Board size and structure and director independence, as well as succession planning for the Board and management. In addition, the Nominating Committee monitors the effectiveness of our Corporate Governance Guidelines and Code of Business Conduct and Ethics, including whether they are successful in preventing illegal and improper liability-creating conduct.

The Compensation Committee of the Board, or the Compensation Committee, assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. For additional information regarding the Compensation Committee's review of compensation-related risk, please see the section of this Proxy Statement entitled "*Executive Compensation—Compensation Risk Assessment.*"

Both the Board as a whole and the various standing committees receive periodic reports from executive management, as well as incidental reports as matters may arise. It is the responsibility of the committee chairs to report findings regarding material risk exposures to the Board as appropriate.

MEETINGS OF THE BOARD

The Board met four times during 2012. Each Board member attended at least 75% of the aggregate number of meetings of the Board and of the committees on which he or she served, held during the portion of the last fiscal year for which he or she was a director or committee member.

As required under applicable NYSE listing standards, in 2012, the independent directors met twice in regularly scheduled executive sessions at which only independent directors were present. The Lead Independent Director generally presides over the executive sessions.

INFORMATION REGARDING COMMITTEES OF THE BOARD

The Board has three standing committees: the Audit Committee, Compensation Committee and Nominating Committee. The following table provides membership and meeting information for the year ended December 31, 2012 for each of the Board committees:

Name	Audit	Compensation	Nominating
Max Levchin			Member
Fred Anderson	Member (1)	Member	
Peter Fenton		Chairperson	
Diane Irvine	Chairperson		
Jeremy Levine	Member (2)		Member (3)
Keith Rabois	Member (2)		Chairperson
Total meetings in 2012	8	5	1


Committee Chairperson


Committee Member

(1) Mr. Anderson resigned from the Audit Committee, and the Board appointed Mr. Gibbs to the Audit Committee, effective February 28, 2013.

(2) Mr. Levine resigned from the Audit Committee, and the Board appointed Mr. Rabois to the Audit Committee, effective April 25, 2012.

(3) The Board appointed Mr. Levine to the Nominating Committee on April 25, 2012, upon his resignation from the Audit Committee.

Below is a description of each committee of the Board. The Board has determined that each member of each committee meets the applicable NYSE rules and regulations regarding "independence" and that each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to Yelp.

Audit Committee

The Board established the Audit Committee to oversee our corporate accounting and financial reporting processes, systems of internal control over financial reporting and audits of our financial statements and the quality and integrity of our financial statements and reports. For this purpose, the Audit Committee performs several functions, including:

- reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;
- evaluating the performance of our independent registered public accounting firm and deciding whether to retain its services;
- monitoring the rotation of partners of our independent registered public accounting firm on our engagement team as required by law;
- reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management, including a review of disclosures under "Management's Discussion and Analysis of Financial Conditions and Results of Operations";
- conferring with management and our independent registered public accounting firm regarding the scope, adequacy and effectiveness of our internal control over financial reporting;
- considering and approving or disapproving all related party transactions;
- reviewing, with our independent registered public accounting firm and management, significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our financial controls;
- conducting an annual assessment of the performance of the Audit Committee and its members, and the adequacy of its charter; and
- establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing mattes.

The Audit Committee is currently composed of three directors, Ms. Irvine and Messrs. Gibbs and Rabois, each of whom the Board has determined to be independent (as independence is currently defined in Sections 303A.01 and .02 of the NYSE listing standards and in Rule 10A-3(b)(1) promulgated under the Exchange Act). Mr. Levine served on the Audit Committee until April 25, 2012, when he resigned to bring the composition of our Audit Committee into compliance with independence requirements for publicly-traded companies. Mr. Anderson served on the Audit Committee until February 28, 2013, when he resigned in connection with the expiration of the Audit Committee independence phase-in period available for newly-listed companies. Messrs. Levine and Anderson do not meet the definition for independence for Audit Committee members under Rule 10A-3(b)(1) due to their beneficial ownership of a significant percentage of our capital stock. The Board appointed Mr. Rabois to replace Mr. Levine effective on April 25, 2012. The Board appointed Mr. Gibbs to replace Mr. Anderson effective on February 28, 2013.

The Board has also determined that Ms. Irvine qualifies as an "audit committee financial expert," as defined in applicable SEC rules. The Board made a qualitative assessment of Ms. Irvine's level of knowledge and experience based on a number of factors, including her formal education and experience as described in her biography included in this Proxy Statement. Ms. Irvine is the Chair of the Audit Committee.

The Audit Committee has adopted a written charter that is available to stockholders on our website at http://www.yelp-ir.com/phoenix.zhtml?c=250809&p=irol-govhighlights.

Report of the Audit Committee of the Board of Directors[1]

The Audit Committee has reviewed and discussed the audited financial statements for the year ended December 31, 2012 with management of the Company. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent accountants' communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the accounting firm's independence. Based on the foregoing, the Audit Committee has recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012.

Respectfully submitted,
The Audit Committee of the Board of Directors

Diane Irvine, Chair
Fred Anderson
Keith Rabois

---

(1) The material in this report is not "soliciting material," is furnished to, but not deemed "filed" with, the SEC and is not deemed to be incorporated by reference in any filing of Yelp under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Compensation Committee

The Board established the Compensation Committee to oversee our compensation policies, plans and programs, and to review and determine the compensation to be paid to our executive officers and directors. The functions of the Compensation Committee include:

- determining the compensation and other terms of employment of our Chief Executive Officer and our other executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation, if appropriate;
- reviewing and recommending to the full Board the compensation of our directors;
- evaluating, adopting and administering the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;
- establishing policies with respect to equity compensation arrangements;
- reviewing with management our disclosures under the caption "*Compensation Discussion and Analysis*" and recommending to the full Board its inclusion in our periodic reports to be filed with the SEC; and
- reviewing and evaluating, at least annually, the performance of the Compensation Committee and the adequacy of its charter.

Our Compensation Committee is currently composed of two directors, Messrs. Fenton and Anderson, each of whom the Board has determined to be independent under the NYSE listing standards, a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act and an "outside director" as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. Mr. Fenton is the Chair of the Compensation Committee.

The Compensation Committee has adopted a written charter that is available to stockholders on our website at http://www.yelp-ir.com/phoenix.zhtml?c=250809&p=irol-govhighlights. Under its charter, the Compensation Committee may form and delegate authority to subcommittees as appropriate, including, but not limited to, a subcommittee composed of one or more members of the Board to grant stock awards under our equity incentive plans.

The specific determinations of the Compensation Committee with respect to executive compensation for 2012 and the Compensation Committee Report, as well as the Compensation Committee's processes and procedures and the role of our executive officers in recommending and determining executive compensation, are described in detail in the section of this Proxy Statement entitled "*Executive Compensation—Compensation Discussion and Analysis.*" Our compensation arrangements for our non-employee directors are described under the section of this Proxy Statement entitled "*—Director Compensation*" below.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

Nominating and Corporate Governance Committee

The Board established the Nominating Committee to oversee our corporate governance functions. Specifically, the functions of the Nominating Committee include:

- reviewing periodically and evaluating director performance on our Board and its applicable committees, and recommending to the Board and management areas for improvement;
- interviewing, evaluating, nominating and recommending individuals for membership on our Board;
- reviewing and recommending to our Board any amendments to our corporate governance policies; and
- reviewing and assessing, at least annually, the performance of the Nominating Committee and the adequacy of its charter.

The Nominating Committee is currently composed of three directors, Messrs. Rabois, Levchin and Levine, each of whom the Board has determined to be independent under the NYSE listing standards. Mr. Rabois is the Chair of the Nominating Committee.

The Nominating Committee has adopted a written charter that is available to stockholders on our website at http://www.yelp-ir.com/phoenix.zhtml?c=250809&p=irol-govhighlights.

The Nominating Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Nominating Committee also considers such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of the Company, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. However, the Nominating Committee retains the right to modify these qualifications from time to time. Candidates for director are reviewed in the context of the current composition of the Board, the operating requirements of the Company and the long-term interests of stockholders.

In conducting this assessment, the Nominating Committee typically considers diversity, age, skills and such other factors as it deems appropriate given the current needs of the Board and the Company, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating Committee reviews such directors' overall service to the Company during their term, including the number of meetings attended, level of participation, quality of performance and any other relationships and transactions that might impair such directors' independence. In the case of new director candidates, the Nominating Committee also determines whether the nominee is independent for NYSE purposes, which determination is based upon NYSE listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating Committee meets to discuss and consider candidates' qualifications and then selects nominee(s) for recommendation to the Board by majority vote.

To identify candidates for Board membership, the Nominating Committee uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board.

At this time, the Nominating Committee does not have a policy with regard to the consideration of director candidates recommended by stockholders. The Nominating Committee believes that it is in the best position to identify, review, evaluate and select qualified candidates for Board membership, based on the comprehensive criteria for Board membership approved by the Board.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD

Stockholders may communicate with our Board at the following address:

The Board of Directors
c/o Corporate Secretary
Yelp Inc.
706 Mission Street
San Francisco, CA 94103

Communications are distributed to the Board or to a particular director, as appropriate, depending on the facts and circumstances outlined in the communication. In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will be excluded, with the provision that any communication that is filtered out will be made available to any non-management director upon request.

CODE OF ETHICS

Our Board has adopted a Code of Business Conduct and Ethics that applies to all officers, directors and employees, including those officers responsible for financial reporting. The Code of Business Conduct and Ethics is available on our website at http://www.yelp-ir.com/phoenix.zhtml?c=250809&p=irol-govhighlights. If we make any substantive amendments to the Code of Business Conduct and Ethics or grant any waiver from a provision of the Code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website.

CORPORATE GOVERNANCE GUIDELINES

In January 2012, the Board documented the governance practices followed by the Company by adopting Corporate Governance Guidelines to assure that the Board will have the necessary authority and practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The guidelines are also intended to align the interests of directors and management with those of our stockholders. The Corporate Governance Guidelines set forth the practices the Board intends to follow with respect to Board composition and selection, Board meetings and involvement of executive management, Chief Executive Officer performance evaluation and succession planning, and Board committees and compensation. The Corporate Governance Guidelines, as well as the charters for each committee of the Board, may be viewed at http://www.yelp-ir.com/phoenix.zhtml?c=250809&p=irol-govhighlights.

DIRECTOR COMPENSATION

The following table shows, for the year ended December 31, 2012, certain information with respect to the compensation of each of our non-employee directors.

Director Compensation for the Year Ended December 31, 2012

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)(3)	Total ($)
Robert Gibbs	$11,667	$244,265	$255,932
Diane Irvine	30,000	—	30,000

(1) The amount in this column represents the aggregate grant date fair value of a stock option award granted during the year ended December 31, 2012 calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC Topic 718. Assumptions used in the calculation of the grant date fair value are set forth in Note 11, "*Stockholders' Equity (Deficit)*" in our Annual Report on Form 10-K for the year ended December 31, 2012.

(2) Mr. Gibbs was granted an option to purchase 25,000 shares of Class A Common Stock at an exercise price of $16.71 on May 31, 2012. Such option vests over four years, with 25% vesting on the one-year anniversary of the date of grant and the remainder vesting on a monthly basis thereafter.

(3) The aggregate number of shares subject to outstanding stock options held by each director listed in the table above as of December 31, 2012 was as follows: 25,000 shares of Class A Common Stock for Mr. Gibbs and 25,000 shares of Class B Common Stock for Ms. Irvine.

Director Compensation Arrangements

We have a policy of reimbursing our directors for their reasonable out-of-pocket expenses incurred in attending Board and Board committee meetings. Neither of our employee directors receives additional compensation for his service on the Board. In addition, given the value of the investments made by certain of our non-employee directors or their affiliated funds, as well as the internal policies of certain of those funds, we do not currently provide non-employee directors who are affiliated with an institutional or venture investor of the Company with compensation for their service on the Board.

Non-employee directors who are not affiliated with an institutional or venture investor of the Company receive the following cash compensation for Board and Board committee services, as applicable.

- $20,000 per year for service as a Board member;
- $10,000 per year for service as the chair of the Audit Committee or Compensation Committee;
- $5,000 per year for service as a member of the Audit Committee or Compensation Committee (other than as chair) or chair of any other committee; and
- $2,500 per year for service as a member of any other committee (other than as chair).

Each non-employee director who is not affiliated with an institutional or venture investor of the Company will also be entitled to receive an option to purchase 10,000 shares of our Class A Common Stock every other year on the date of our annual meeting of stockholders, beginning with the Annual Meeting. Each such option will vest in equal monthly installments over four years following the date of grant. For the year ending December 31, 2013, Ms. Irvine and Messrs. Gibbs and Rabois will be eligible to receive such compensation. In addition, any new chair of the Audit Committee (if a new director) will also receive an option grant of 25,000 shares of Class A Common Stock. The option will vest over four years, with 25% vesting on the one-year anniversary of the date of grant and the remainder vesting on a monthly basis thereafter. We grant stock options with an exercise price not less than the fair market value of our Class A Common Stock on the date of grant. We do not have, nor do we plan to establish, any program, plan or practice to time stock option grants in coordination with releasing material non-public information.

PROPOSAL NO. 2

APPROVAL OF 2012 EQUITY INCENTIVE PLAN, AS AMENDED

On January 30, 2013, our Board and Compensation Committee approved the amendment of our 2012 Equity Incentive Plan, or 2012 Plan, subject to stockholder approval, to increase the aggregate number of shares of our Class A Common Stock that may be issued pursuant to awards under the 2012 Plan from 16,257,359 to 18,257,359. Accordingly, our Board is requesting stockholder approval of our 2012 Plan, as amended, or the Amended 2012 Plan.

Stockholder approval of the Amended 2012 Plan will also constitute approval of terms and conditions in the Amended 2012 Plan that will permit us to grant stock options and performance awards under the Amended 2012 Plan that may qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code. Section 162(m) of the Code disallows a deduction to any publicly-held corporation and its affiliates for certain compensation paid to "covered employees" in a taxable year to the extent that compensation paid to a covered employee exceeds $1,000,000. However, some kinds of compensation, including qualified "performance-based compensation," are not subject to this deduction limitation. While we believe it is in the best interests of Yelp and our stockholders to preserve the ability to grant "performance-based compensation" under Section 162(m) of the Code, in certain circumstances, we may determine to grant compensation to covered employees that will not qualify as "performance-based compensation" for purposes of Section 162(m) of the Code. Moreover, even if we intend to grant compensation that qualifies as "performance-based compensation," we cannot guarantee that such compensation ultimately will be deductible by us. For the grant of awards under a plan to qualify as "performance-based compensation" under Section 162(m) of the Code, among other things, the plan must (1) describe the employees eligible to receive such awards, (2) provide a per-person limit on the number of shares subject to stock options and performance stock awards, and the amount of cash that may be subject to performance cash awards, granted to any employee under the plan in any year and (3) include one or more pre-established business criteria upon which the performance goals for performance awards may be granted (or become vested and/or exercisable). These terms must be approved by stockholders and, accordingly, we are requesting our stockholders to approve the Amended 2012 Plan, which includes terms regarding eligibility for awards, per-person limits on awards and the business criteria for performance awards granted under the Amended 2012 Plan (as described below).

In this Proposal No. 2, we are requesting stockholder approval of the Amended 2012 Plan to:

- increase the aggregate number of shares of our Class A Common Stock reserved for issuance under the Amended 2012 Plan by 2,000,000 shares, from 16,257,359 to 18,257,359 shares; and

- approve the performance criteria upon which performance goals may be based with respect to performance awards under the Amended 2012 Plan as well as the permitted means of adjustment when calculating the attainment of performance awards granted under the Amended 2012 Plan.

The Amended 2012 Plan will become effective immediately upon stockholder approval of this Proposal No. 2 at the Annual Meeting.

BACKGROUND

In January 2012, the Board adopted, and our stockholders subsequently approved, the existing 2012 Plan. On January 25, 2012, the Board approved a one-for-four reverse split of our common stock, which became effective on February 2, 2012. For purposes of clarity, the numbers of our shares of Class A Common Stock set forth in this Proposal No. 2 are on a post-split basis. The initial maximum number of shares of our Class A Common Stock issuable pursuant to awards under the 2012 Plan at the time of our initial public offering was 13,717,149 shares, which number is the sum of (i) 3,575,500 shares, (ii) 146,739 shares, representing the number of shares reserved for issuance under our 2011 Equity Incentive Plan, or 2011 Plan, at the time our 2012 Plan became effective, and (iii) any shares subject to stock options or other stock awards granted under our 2011 Plan or our 2005 Equity Incentive Plan, or 2005 Plan, that would have otherwise returned to our 2011 Plan or our 2005 Plan, as applicable (such as upon the expiration or termination of a stock award prior to vesting), not to exceed 9,994,910 shares. On January 1, 2013, the number of shares reserved for issuance under the 2012 Plan automatically increased from 13,717,149 to 16,257,359 shares of Class A Common Stock pursuant to a ten-year "evergreen" provision included in the 2012 Plan, as described below.

As of December 31, 2012, options to purchase 2,330,653 shares of Class A Common Stock granted pursuant to our 2012 Plan were outstanding, 283,215 shares of Class A Common Stock were subject to issuance upon settlement of unvested restricted stock unit awards, or RSUs, issued pursuant to our 2012 Plan and 300 shares of Class A Common Stock had been issued pursuant to the exercise of options under our 2012 Plan. As of December 31, 2012, the outstanding options issued pursuant to our 2012 Plan had a weighted average exercise price of approximately $21.97 per share.

The Compensation Committee believes that our ability to provide equity compensation has been, and will continue to be, vital to our ability to attract and retain highly qualified and skilled employees. At the time the Board approved our 2012 Plan in January 2012, it believed that the shares of our Class A Common Stock reserved for issuance under the 2012 Plan, as detailed above, plus the automatic annual increase in shares reserved pursuant to the "evergreen" provision, would allow us to provide adequate equity compensation to our employees based on internal forecasts, including our anticipated growth rates. However, since then we have aggressively invested in the growth of our business, including hiring additional employees, resulting in rapid growth in our headcount and operations. The number of our full-time employees has increased from 918 as of December 31, 2011 to approximately 1,400 as of the date of this Proxy Statement, representing an increase of approximately 53%. As a result of this faster than anticipated growth in headcount, the Compensation Committee determined that increasing the aggregate number of shares of our Class A Common Stock reserved for issuance under the 2012 Plan by 2,000,000 shares would be appropriate to facilitate the continued growth of our business by enabling us to continue to attract, retain and incentivize employees through the grant of equity compensation.

If this Proposal No. 2 is approved by our stockholders, the Amended 2012 Plan will become effective on the date of the Annual Meeting. In the event our stockholders do not approve this Proposal No. 2, the 2012 Plan will continue in its current form, and the aggregate maximum number of shares of our Class A Common Stock that may be issued pursuant to awards under the 2012 Plan will be 16,257,359 (and not 18,257,359 shares).

OVERHANG

The following table provides certain additional information regarding our equity incentive program.

	As of December 31, 2012
Total Shares Subject to Outstanding Stock Options[1][2]	10,113,176
Total Shares Subject to Outstanding Restricted Stock Unit Awards[1][2]	283,215
Total Shares Subject to Outstanding Restricted Stock Awards[1][2]	115,971
Total Stock Options Exercised under 2012 Plan	300
Total Common Stock Outstanding[2]	63,505,269
Weighted-Average Exercise Price Per Share of Outstanding Stock Options[1][2]	$ 10.00
Total Shares of Class A Common Stock Available for Future Grant under the 2012 Plan[3]	4,260,749
Total Shares of Class A Common Stock Available for Future Grant under 2012 ESPP[4]	2,320,105
Total Shares Available for Future Grant under 2011 Plan and 2005 Plan	—

	As of April 8, 2013 (Record Date)
Total Common Stock Outstanding[2]	64,309,825
Closing Price of Class A Common Stock as Reported on the NYSE	$ 25.00

(1) Includes all awards under our 2012 Plan, 2011 Plan and 2005 Plan. Shares subject to awards granted under our 2011 Plan and 2005 Plan that would have otherwise returned to such plans, such as upon the expiration or termination of an award prior to vesting, will become available for future grant under our 2012 Plan.

(2) Includes both Class A Common Stock and Class B Common Stock, considered together on an as-converted basis.

(3) Includes the effect of an automatic increase in the number of shares reserved for issuance under the 2012 Plan on January 1, 2013, pursuant to an evergreen provision, as described in this Proxy Statement.

(4) Includes the effect of an automatic increase in the number of shares reserved for issuance under the 2012 ESPP on January 1, 2013, pursuant to an evergreen provision (as described in note (4) under the section "*Securities Authorized for Issuance Under Equity Compensation Plans*").

BURN RATE

The following table provides detailed information regarding the activity related to our equity incentive plans for the year ended December 31, 2012.

	2012
Shares Subject to Stock Options Granted[1][2]	3,249,855
Shares of Class A Common Stock Subject to RSUs Granted[1]	288,195
Shares Subject to Stock Options Cancelled[1][2]	832,324
Shares of Class A Common Stock Subject to RSUs Cancelled[1]	4,980

(1) Includes awards under our 2012 Plan, 2011 Plan and 2005 Plan. In 2012, only stock options and RSUs were granted or cancelled.

(2) Includes both Class A Common Stock and Class B Common Stock, considered together on an as-converted basis.

DESCRIPTION OF THE AMENDED 2012 PLAN

The material features of the Amended 2012 Plan are summarized below. The following description of the Amended 2012 Plan is a summary only and is qualified in its entirety by reference to the Amended 2012 Plan itself, which is attached to this Proxy Statement as Annex A.

General

The Amended 2012 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards and other stock awards, which we refer to collectively as awards. Additionally, the Amended 2012 Plan provides for the grant of performance cash awards to our employees, directors and consultants. Incentive stock options granted under the Amended 2012 Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code. Nonstatutory stock options granted under the Amended 2012 Plan are not intended to qualify as incentive stock options under the Code. To date, we have granted stock options and RSUs under the 2012 Plan.

Purpose

The purpose of the Amended 2012 Plan is to promote the success and enhance the value of Yelp by aligning the interests of employees, directors and consultants of Yelp and our subsidiaries to those of our stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our stockholders. The Amended 2012 Plan is further intended to enable us to grant incentives that will motivate, attract and retain the services of our employees, directors and consultants, and those of our subsidiaries, upon whose judgment, interest and special effort the successful conduct of our business is largely dependent.

Administration

The Board administers the Amended 2012 Plan. Subject to the terms of the Amended 2012 Plan, the Board has the power to construe and interpret the Amended 2012 Plan and to determine the terms of awards, including recipients, the exercise, purchase or strike price of awards, if any, the number of shares of Class A Common Stock subject to each award, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under the Amended 2012 Plan. All determinations, interpretations and constructions made by the Board in good faith will be final, binding and conclusive on all persons.

The Board has the power to delegate administration of the Amended 2012 Plan to a committee of the Board. The Board has delegated concurrent authority to administer the Amended 2012 Plan to our Compensation Committee.

We currently limit the members of our Compensation Committee to persons who qualify as "outside directors" within the meaning of Section 162(m) of the Code. This limitation excludes from the committee directors who are (i) current employees of the Company or an affiliate, (ii) former employees of the Company or an affiliate receiving compensation for past services (other than benefits under a tax-qualified pension plan), (iii) current and former officers of the Company or an affiliate, (iv) directors currently receiving direct or indirect remuneration from the Company or an affiliate in any capacity (other than as a director) and (v) any other person who is otherwise not considered an "outside director" for purposes of Section 162(m) of the Code. As used in this Proposal No. 2 with respect to the Amended 2012 Plan, the "Board" refers to the Compensation Committee as well as to the Board itself. The Board may also delegate to one or more of our officers the authority to designate employees (other than officers) to receive specified awards and determine the number of shares of our Class A Common Stock to be subject to such awards. The Board has delegated such authority to our Chief Executive Officer. The Chief Executive Officer may not grant an award to himself.

Stock Subject to the Amended 2012 Plan

The maximum number of shares of our Class A Common Stock currently issuable pursuant to awards under the 2012 Plan is 16,257,359 shares, which number is the sum of (i) 6,115,710 shares (representing the number of shares initially reserved for issuance under the 2012 Plan at the time of our initial public offering *plus* an additional 2,540,210 shares added to the share reserve on January 1, 2013 by operation of an evergreen provision, as described below), (ii) 146,739 shares, representing the number of shares reserved for issuance under our 2011 Plan at the time our 2012 Plan originally became effective, and (iii) any shares subject to stock options or other stock awards granted under our 2011 Plan or our 2005 Plan that would have otherwise returned to our 2011 Plan or our 2005 Plan, as applicable (such as upon the expiration or termination of a stock award prior to vesting), not to exceed 9,994,910 shares. If this Proposal No. 2 is approved by our stockholders, the maximum number of shares of our Class A Common Stock issuable pursuant to awards under the Amended 2012 Plan will be 18,257,359, which reflects an increase of 2,000,000 shares. In addition, the number of shares of our Class A Common Stock reserved for issuance under our Amended 2012 Plan will automatically increase on January 1 of each year, beginning on January 1, 2014 and continuing through and including January 1, 2022, by 4.0% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by the Board. Shares issuable under the Amended 2012 Plan will be shares of authorized but unissued or reacquired Class A Common Stock, including shares repurchased by us on the open market or otherwise.

Shares subject to awards granted under the Amended 2012 Plan that expire or otherwise terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under the Amended 2012 Plan. Additionally, shares issued pursuant to awards under our 2012 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the Amended 2012 Plan.

Eligibility

All of the approximately 1,400 employees, three non-employee directors who are not affiliated with an institutional or venture investors of the Company and 11 consultants of Yelp and our subsidiaries are eligible to participate in the Amended 2012 Plan and may receive all types of awards other than incentive stock options. Incentive stock options may be granted under the Amended 2012 Plan only to employees (including officers) of Yelp and its subsidiaries.

No incentive stock option may be granted under the Amended 2012 Plan to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of the Company or any affiliate of the Company, unless the exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined at the time of grant, of the shares of Class A Common Stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year (under the 2005 Plan and the 2011 Plan as well as the Amended 2012 Plan) may not exceed $100,000. The maximum number of shares of our Class A Common Stock that may be issued upon the exercise of incentive stock options under our Amended 2012 Plan is 27,500,000 shares.

Section 162(m) Limits

Under the Amended 2012 Plan, subject to adjustment for any changes in our capitalization, no participant will be eligible to be granted during any single calendar year:

- awards covering more than 2,000,000 shares of our Class A Common Stock pursuant to stock options, stock appreciation rights and other awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our Class A Common Stock on the date of grant;
- performance stock awards covering in the aggregate more than 2,000,000 shares of our Class A Common Stock; or
- performance cash awards having a maximum value in excess of $2,000,000.

The above limitations, which we refer to as the Section 162(m) Limitations, are designed to allow us to grant compensation that may qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code.

Repricing; Cancellation and Re-Grant of Stock Awards

The Board may, with the consent of any adversely affected participant, (1) reprice any outstanding stock option, stock appreciation right or other stock award by reducing the exercise or purchase price of the stock option, stock appreciation right or other stock award, (2) cancel any outstanding stock option, stock appreciation right or other stock award in exchange for cash or other stock awards or (3) take any other action that is treated as a repricing under generally accepted accounting principles.

Option Awards

The following is a description of the permissible terms of options under the Amended 2012 Plan. The Amended 2012 Plan permits the grant of incentive stock options and nonstatutory stock options. Individual option grants may be more restrictive as to any or all of the permissible terms described below.

Exercise Price; Payment. The exercise price of options may not be less than 100% of the fair market value of the shares of our Class A Common Stock subject to the options on the date of the grant and, in some cases (see "*Eligibility*" above), may not be less than 110% of such fair market value. However, an option may be granted with an exercise price that is lower than 100% of the fair market value of the shares of Class A Common Stock subject to the option on the date of grant if such option is granted pursuant to an assumption or of substitution of another option pursuant to a corporate transaction (such as a merger), as defined in the Amended 2012 Plan. The exercise price of options granted under the Amended 2012 Plan must be paid either in cash or by check, bank draft or money order at the time the option is exercised or, to the extent permitted by applicable law and as determined by the Board in its sole discretion, (i) by delivery of other shares of Class A Common Stock of the Company, (ii) through a broker's "same day sale" arrangement, (iii) in the case of nonstatutory stock options only, pursuant to a "net exercise" arrangement or (iv) in any other form of legal consideration acceptable to the Board.

Vesting; Exercisability. Options granted under the Amended 2012 Plan may vest and become exercisable in cumulative increments as determined by the Board. Shares of Class A Common Stock covered by currently outstanding options under the Amended 2012 Plan typically vest with respect to (i) 25% of the total number of shares of Class A Common Stock subject to the option (rounded down to the nearest whole share) one year after the vesting commencement date, and as to 1/48th of the shares (rounded down to the nearest whole share, except for the last vesting installment) each month thereafter, in both cases subject to the participant's continued employment by, or service as a director or consultant to, us or an affiliate of ours, or continuous service, on each such vesting date. Shares of our Class A Common Stock covered by options granted in the future under the Amended 2012 Plan may be subject to different vesting terms. The Board has the authority to accelerate the time during which an option may vest or be exercised. In addition, options granted under the Amended 2012 Plan may permit exercise prior to vesting, but in such event the participant may be required to enter into an early exercise stock purchase agreement that allows the Company to repurchase unvested shares, generally at their exercise price, should the participant's service terminate before vesting.

Term; Termination of Continuous Service. The maximum term of options granted under the Amended 2012 Plan is ten years, except that in certain cases (see "*Eligibility*" above) the maximum term is five years. Options granted under the Amended 2012 Plan generally terminate three months after termination of the participant's service with us or our affiliates, unless (i) such termination is for cause, in which case the option will terminate immediately upon the date on which the event giving rise to the participant's termination for cause first occurred (or, if required by law, on the date of such termination for cause); (ii) such termination is due to the participant's disability, in which case the option may, but need not, provide that it may be exercised (to the extent the option was exercisable at the time of such termination of service) at any time within 12 months after such termination; (iii) the participant dies before the participant's service with us or our affiliates has terminated, or within three months after termination of such service other than for cause, in which case the option may, but need not, provide that it may be exercised (to the extent the option was exercisable at the time of the participant's death) within 18 months after the participant's death by the participant's estate or beneficiary; or (iv) the option by its terms specifically provides otherwise. Individual option grants may provide for post-termination exercisability periods that are longer or shorter than those described above. In no event may a participant (or a participant's estate or beneficiary, if applicable) exercise an option beyond the expiration of the original expiration date of the option, as set forth in the award agreement.

If the exercise of an option following a participant's termination of continuous service (other than for cause, death or disability) would be prohibited because the issuance of shares of our Class A Common Stock would violate the registration requirements under the Securities Act or would violate our insider trading policy, the post-termination exercisability periods may be extended for an additional period of time as set forth in the Amended 2012 Plan, but in no event may such extended post-termination exercisability period exceed the original expiration date of the option as set forth in the award agreement.

Other Awards

The following is a description of the permissible terms of other awards that may be made under the Amended 2012 Plan. Individual award grants may be more restrictive as to any or all of the permissible terms described below.

Stock Appreciation Rights. Stock appreciation rights, or SARs, may be granted under the Amended 2012 Plan pursuant to SAR award agreements. Each SAR is denominated in Class A Common Stock share equivalents. SARs generally are subject to the same terms and conditions as options, as described above under "*Option Awards*." The strike price of each SAR will be determined by the Board but will in no event be less than 100% of the fair market value of the shares of Class A Common Stock subject to the SAR at the time of grant. The Board may also impose restrictions or conditions upon the vesting of SARs that it deems appropriate. SARs may be paid in shares of our Class A Common Stock, in cash, in a combination of cash and stock, or in any other form of legal consideration approved by our Board and set forth in the SAR agreement. SARs are subject to the same conditions upon termination of service and restrictions on transfer as options under the Amended 2012 Plan.

RSU Awards. RSUs may be granted under the Amended 2012 Plan pursuant to RSU award agreements. Payment of any purchase price may be made in any legal form acceptable to the Board. RSUs may be settled in shares of our Class A Common Stock, their cash equivalent, by a combination of cash and stock, or in any other form of legal consideration determined by our Board and set forth in the RSU award agreement. Dividend equivalents may be credited in respect of shares of our Class A Common Stock covered by an RSU award, as determined by the Board and set forth in an RSU award agreement. RSU awards may be subject to vesting in accordance with a vesting schedule to be determined by the Board. Except as otherwise provided in the applicable RSU award agreement, RSUs that have not vested will be forfeited upon the participant's termination of continuous service for any reason.

Restricted Stock Awards. Restricted stock awards may be granted under the Amended 2012 Plan pursuant to restricted stock award agreements. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order payable to us, the recipient's services performed for us or an affiliate of ours, or any other form of legal consideration acceptable to the Board. Shares of our Class A Common Stock acquired under a restricted stock award may be subject to forfeiture in accordance with a vesting schedule to be determined by the Board. A restricted stock award agreement may provide that any dividends paid on restricted stock will be subject to the same vesting and forfeiture restrictions as the shares of Class A Common Stock to which such dividends relate. Rights to acquire shares of our Class A Common Stock under a restricted stock award may be transferred only upon such terms and conditions as are set forth in the restricted stock award agreement. Except as otherwise provided in the applicable restricted stock award agreement, restricted stock awards that have not vested will be forfeited upon the participant's termination of continuous service for any reason.

Performance Awards. The Amended 2012 Plan allows the Company to grant cash and stock-based performance awards. Performance awards may be granted, vest or be exercised based upon the attainment during a specified period of time, or performance period, of specified performance goals.

A performance stock award is a stock award that may be granted, may vest or may be exercised upon the achievement during a performance period of specified performance goals. The length of any performance period, the performance goals to be achieved during the performance period and the measure of whether and to what degree such performance goals have been attained will be conclusively determined by the Compensation Committee (or, if not required for compliance with Section 162(m) of the Code, the Board), in its sole discretion. In addition, to the extent permitted by applicable law and the award agreement, the Board may determine that cash may be used in payment of performance stock awards.

A performance cash award is a cash award that is payable contingent upon the achievement of specified performance goals during a performance period. A performance cash award may also require the completion of a specified period of continuous service. The length of any performance period, the performance goals to be achieved during the performance period and the measure of whether and to what degree such performance goals have been attained will be determined by the Compensation Committee (or, if not required for compliance with Section 162(m) of the Code, the Board), in its sole discretion. The Board may specify the form of payment of performance cash awards, which may be cash or other property, or may provide for a participant to elect to have his or her performance cash award, or such portion thereof as the Board may specify, to be paid in whole or in part in cash or other property.

In granting a performance award intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Compensation Committee will set a period of time, or a performance period, over which the attainment of one or more goals, or performance goals, will be measured. Within the time period prescribed by Section 162(m) of the Code, at a time when the achievement of the performance goals remains substantially uncertain (typically no later than the earlier of the 90th day of a performance period and the date on which 25% of the performance period has elapsed), the Compensation Committee will establish the performance goals, based upon one or more criteria, or the performance criteria, enumerated in the Amended 2012 Plan and described below. Prior to the payment of any compensation under any award intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Compensation Committee will certify in writing whether the performance goals have been satisfied. Notwithstanding the satisfaction of the achievement of any performance goals, the number of shares of our Class A Common Stock, options, cash or other consideration granted, issued, retainable or vested under an award on account of such satisfaction may be reduced by the Compensation Committee, as determined in its sole discretion.

Performance awards may be subject to one or more of the following performance criteria: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) earnings before interest, taxes, depreciation, amortization and legal settlements; (5) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (6) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (7) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (8) total stockholder return; (9) return on equity or average stockholder's equity; (10) return on assets, investment or capital employed; (11) stock price; (12) margin (including gross margin); (13) income (before or after taxes); (14) operating income; (15) operating income after taxes; (16) pre-tax profit; (17) operating cash flow; (18) sales or revenue targets; (19) increases in revenue or product revenue; (20) expenses and cost reduction goals; (21) improvement in or attainment of working capital levels; (22) economic value added (or an equivalent metric); (23) market share; (24) cash flow; (25) cash flow per share; (26) share price performance; (27) debt reduction; (28) implementation or completion of projects or processes; (29) user satisfaction; (30) stockholders' equity; (31) capital expenditures; (32) debt levels; (33) operating profit or net operating profit; (34) workforce diversity; (35) growth of net income or operating income; (36) billings; (37) bookings; (38) the number of users, including but not limited to unique users; (39) employee retention; and (40) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Board.

The Board may establish performance goals on a Company-wide basis, with respect to one or more business units, divisions, affiliates or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, the Board will appropriately make adjustments in the method of calculating the attainment of the performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any "extraordinary items" as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; and (12) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item. In addition, our Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards. Other forms of stock awards valued in whole or in part with reference to our Class A Common Stock may be granted either alone or in addition to other stock awards under the Amended 2012 Plan. The Board will have sole and complete authority to determine the persons to whom and the time or times at which such other stock awards will be granted, the number of shares of our Class A Common Stock to be granted and all other conditions of such other stock awards. Other forms of stock awards may be subject to vesting in accordance with a vesting schedule to be determined by the Board.

Restrictions on Transfer

Generally, a participant may not transfer an award under the Amended 2012 Plan. However, options and SARs may be transferred by will or by the laws of descent and distribution, and, if approved by the Board or a duly authorized officer, options and SARs may be transferred by domestic relations order or official marital settlement agreement. In addition, with the approval of the Board or a duly authorized officer, a participant may, by delivering written notice to the Company, designate a third party who, on the death of the participant, will thereafter be entitled to exercise the participant's options and SARs.

Clawback Policy

Awards granted under the Amended 2012 Plan will be subject to recoupment in accordance with any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, or other applicable law. In addition, the Board may impose other clawback, recovery or recoupment provisions in an award agreement as the Board determines necessary or appropriate, including a reacquisition right in respect of previously acquired shares of our common stock or other cash or property upon the occurrence of an event constituting cause.

Changes to Capital Structure

In the event of certain capitalization adjustments, the Board will appropriately adjust: (1) the class(es) and maximum number of securities subject to the Amended 2012 Plan; (2) the class(es) and maximum number of securities that may be issued pursuant to the exercise of incentive stock options; (3) the class(es) and maximum number of securities that may be awarded to any person pursuant to Section 162(m) Limitations; and (4) the class(es) and number of securities and price per share of stock subject to outstanding stock awards.

Corporate Transactions

In the event of a corporate transaction (as defined in the Amended 2012 Plan and described below), the Board will have the discretion to take one or more of the following actions with respect to outstanding stock awards (contingent upon the closing or consummation of such corporate transaction), unless otherwise provided in the stock award agreement or other written agreement with the participant or unless otherwise provided by the Board at the time of grant:

- arrange for the surviving or acquiring corporation (or its parent company) to assume or continue the award or to substitute a similar stock award for the award (including an award to acquire the same consideration paid to our stockholders pursuant to the corporate transaction);

- arrange for the assignment of any reacquisition or repurchase rights held by us with respect to the stock award to the surviving or acquiring corporation (or its parent company);

- accelerate the vesting (and, if applicable, the exercisability), in whole or in part, of the stock award to a date prior to the effective time of such corporate transaction, with such stock award terminating if not exercised (if applicable) at or prior to the effective time of the corporate transaction;

- arrange for the lapse of any reacquisition or repurchase rights held by us with respect to the stock award;

- cancel or arrange for the cancellation of the stock award, to the extent not vested or exercised prior to the effective time of the corporate transaction, in exchange for such cash consideration, if any, as the Board, in its sole discretion, may consider appropriate; and

- cancel or arrange for the cancellation of the stock award, to the extent not vested or not exercised prior to the effective time of the corporate transaction, in exchange for a payment, in such form as may be determined by the Board, equal to the excess, if any, of (i) the value of the property the participant would have received upon the exercise of the stock award immediately prior to the effective time of the corporate transaction, over (ii) any exercise price payable in connection with such exercise.

The Board is not obligated to treat all stock awards or portions of stock awards in the same manner. The Board may take different actions with respect to the vested and unvested portions of a stock award.

For purposes of the Amended 2012 Plan, a corporate transaction will be deemed to occur in the event of the consummation of (i) a sale or other disposition of all or substantially all of our consolidated assets, (ii) a sale or other disposition of more than 50% of our outstanding securities, (iii) a merger, consolidation or similar transaction following which we are not the surviving corporation, or (iv) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Changes in Control

Under the Amended 2012 Plan, a stock award may be subject to additional acceleration of vesting and exercisability upon or after a change in control (as defined in the Amended 2012 Plan) as may be provided in the stock award agreement or other written agreement with the participant, but in the absence of such provision, no such acceleration will occur.

Plan Amendments and Termination

Our Board has the authority to amend or terminate the Amended 2012 Plan at any time. However, except as otherwise provided in the Amended 2012 Plan, no amendment or termination of the Amended 2012 Plan may materially impair any rights under awards already granted to a participant unless agreed to in writing by the affected participant. We will obtain stockholder approval of any amendment to the Amended 2012 Plan as required by applicable law and listing requirements. No incentive stock options may be granted under the Amended 2012 Plan after the tenth anniversary of January 25, 2012, which was the date the 2012 Plan was initially adopted by the Board.

U.S. Federal Income Tax Consequences

The information set forth below is a summary of the principal U.S. federal income taxation consequences to participants and us with respect to participation in the Amended 2012 Plan. This summary is not intended to be exhaustive, and does not discuss the income tax laws of any city, state or foreign jurisdiction in which a participant may reside. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any recipient may depend on his or her particular situation, each recipient should consult the recipient's tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired as a result of an award. The Amended 2012 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended. Our ability to realize the benefit of any tax deductions described below depends on our generation of taxable income as well as the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of our tax reporting obligations.

Nonstatutory Stock Options

Generally, there is no taxation upon the grant of a nonstatutory stock option if the option is granted with an exercise price equal to the fair market value of the underlying stock on the grant date. On exercise, a participant will recognize ordinary income equal to the excess, if any, of the fair market value on the date of exercise of the stock over the exercise price. If the options were granted to an individual who was our employee or an employee of an affiliate at the time of grant, that income will be subject to withholding taxes. The participant's tax basis in those shares will be equal to their fair market value on the date of exercise of the stock option, and the optionholder's capital gain holding period for those shares will begin on that date.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant.

Incentive Stock Options

The Amended 2012 Plan provides for the grant of stock options that qualify as "incentive stock options," as defined in Section 422 of the Code. Under the Code, a participant generally is not subject to ordinary income tax upon the grant or exercise of an incentive stock option. If the participant holds a share received on exercise of an incentive stock option for more than two years from the date the incentive stock option was granted and more than one year from the date the incentive stock option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the participant's tax basis in that share will be long-term capital gain or loss.

If, however, a participant disposes of a share acquired on exercise of an incentive stock option before the end of the required holding period, which is referred to as a disqualifying disposition, the participant generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date the incentive stock option was exercised over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the incentive stock option, the amount of ordinary income recognized by the participant will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the incentive stock option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.

For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired on exercise of an incentive stock option exceeds the exercise price of that stock option generally will be an adjustment included in the participant's alternative minimum taxable income for the year in which the incentive stock option is exercised. If, however, there is a disqualifying disposition of the share in the year in which the incentive stock option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. In computing alternative minimum taxable income, the tax basis of a share acquired on exercise of an incentive stock option is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the incentive stock option is exercised.

We are not allowed an income tax deduction with respect to the grant or exercise of an incentive stock option or the disposition of a share acquired on exercise of an incentive stock option after the required holding period. If there is a disqualifying disposition of a share, however, we are allowed a deduction in an amount equal to the ordinary income includible in income by the participant, subject to Section 162(m) of the Code and provided that amount constitutes an ordinary and necessary business expense for us and is reasonable in amount, and either the employee includes that amount in income or we timely satisfy our reporting requirements with respect to that amount.

RSU Awards

Generally, the recipient of an RSU structured to conform to the requirements of Section 409A of the Code or an exception to Section 409A of the Code will recognize ordinary income at the time the stock is delivered equal to the excess, if any, of the fair market value of the shares of our common stock received over any amount paid by the recipient in exchange for the shares of our common stock. If an RSU is subject to Section 409A of the Code, the shares of our common stock subject to an RSU award may generally only be delivered upon one of the following events: a fixed calendar date (or dates), separation from service, death, disability or a change in control. If delivery occurs on another date, unless the RSUs otherwise comply with or qualify for an exception to the requirements of Section 409A of the Code, in addition to the tax treatment described above, the recipient will owe an additional 20% federal tax and interest on any taxes owed.

The recipient's basis for the determination of gain or loss upon the subsequent disposition of shares acquired upon settlement of RSUs will be the amount paid for such shares plus any ordinary income recognized when the stock is delivered.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the RSU award.

Restricted Stock Awards

Generally, the recipient of a restricted stock award will recognize ordinary income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is restricted and not vested when it is received (for example, if the participant is required to work for a period of time in order to have the right to sell the stock), the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days following his or her receipt of the restricted stock award, to recognize ordinary income, as of the date the recipient receives the award, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient for the stock.

The recipient's basis for the determination of gain or loss upon the subsequent disposition of shares acquired from stock awards will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock award.

Stock Appreciation Rights

If an SAR is granted with a strike price equal to the fair market value of the underlying stock on the grant date, the participant will recognize ordinary income equal to the fair market value of the stock or cash received upon such exercise. Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the SAR.

NEW PLAN BENEFITS

Awards under the Amended 2012 Plan are within the discretion of the Board and are not subject to set benefits or amounts, and we have not approved any awards that are conditioned on stockholder approval of the Amended 2012 Plan. Accordingly, we cannot currently determine the benefits or number of shares of our Class A Common Stock subject to awards that may be granted in the future to executive officers, directors or employees under the Amended 2012 Plan.

The following table sets forth, for each of the individuals and groups indicated, the number of shares of our Class A Common Stock subject to awards granted under our 2012 Plan through April 8, 2013.

Name and Position	Number of Shares Subject to Awards
Jeremy Stoppelman *Chief Executive Officer and Director*	665,000
Rob Krolik *Chief Financial Officer*	220,000
Geoff Donaker *Chief Operating Officer and Director*	515,000
Joseph Nachman *Senior Vice President of Revenue*	220,000
Laurence Wilson *General Counsel and Secretary*	220,000
All Current Executive Officers as a Group	1,840,000
All Current Non-Employee Directors as a Group	25,000
All Current Employees as a Group (including all current non-executive officers)	4,719,071

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides certain information with respect to all of our equity compensation plans in effect as of December 31, 2012. Information is included for our 2005 Plan, 2011 Plan, 2012 Plan and 2012 Employee Stock Purchase Plan, or 2012 ESPP, each of which was in effect as of December 31, 2012 and was adopted with the approval of our stockholders.

Equity Compensation Plan Information

Plan Category	Class of Common Stock	Shares of Common Stock to be Issued Upon Exercise of Outstanding Options and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)(1)	Shares of Common Stock Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by stockholders	Class A	2,613,868[2]	$21.97	2,770,539[4]
Equity compensation plans approved by stockholders	Class B	7,782,523[3]	6.42	—
Total	Class A and Class B	10,396,391	10.00	2,770,539

(1) The weighted average exercise price excludes restricted stock unit awards, which have no exercise price.

(2) Consists of options to purchase a total of 2,330,653 shares of Class A Common Stock and 283,215 shares of our Class A Common Stock subject to restricted stock unit awards under our 2012 Plan.

(3) Consists of options to purchase 1,315,544 shares of Class B Common Stock under our 2011 Plan and options to purchase 6,466,979 shares of Class B Common Stock under our 2005 Plan. Shares of Class B Common Stock are convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis.

(4) Consists of 1,720,539 shares of Class A Common Stock reserved for issuance under the 2012 Plan and 1,050,000 shares of Class A Common Stock reserved under the 2012 ESPP. As of December 31, 2012, we had not commenced any offering under the 2012 ESPP. Pursuant to the terms of our 2012 Plan and 2012 ESPP, an additional 2,540,210 shares of Class A Common Stock and 1,270,105 shares of Class A Common Stock were added to the number of shares reserved for issuance under the 2012 Plan and 2012 ESPP, respectively, effective January 1, 2013.

As described above, the number of shares of our Class A Common Stock reserved for issuance under our 2012 Plan will automatically increase on January 1 of each year through and including January 1, 2022 by 4.0% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by the Board.

The number of shares of our Class A Common Stock reserved for issuance under our 2012 ESPP will increase automatically each year through and including January 1, 2022 by the least of (i) 2.0% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year; (ii) 5,000,000 shares of Class A Common Stock; or (iii) such lesser number as determined by the Board.

Required Vote

The affirmative vote of the holders of shares representing a majority of the voting power of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to approve the Amended 2012 Plan.

The Board Recommends
a Vote in Favor of Proposal No. 2

Proposal No. 3

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2013 and has further directed that management submit the selection of independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. Deloitte & Touche LLP has audited our financial statements beginning with our financial statements for the year ended December 31, 2007. Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our Bylaws nor other governing documents or law require stockholder ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm. However, the Audit Committee is submitting the selection of Deloitte & Touche LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of the Company and our stockholders.

Principal Accountant Fees and Services

The following table represents aggregate fees billed to us for the years ended December 31, 2012 and 2011 by Deloitte & Touche LLP, our principal accountant.

	Year Ended December 31,	
	2012	2011
	(in thousands)($)	
Audit Fees[(1)]	$1,299	$570
Audit-related Fees[(2)]	—	8
Tax Fees[(3)]	56	159
All Other Fees[(4)]	—	—
Total Fees	$1,355	$737

(1) *Audit Fees* are fees and expenses for the audit of our financial statements, review of interim financial statements, services in connection with our Registration Statement on Form S-1 related to our initial public offering and services in connection with the statutory and regulatory filings or engagements for those fiscal years. In addition, for the year ended December 31, 2012, audit fees included $12,248 billed in connection with our acquisition of Qype GmbH, a Germany-based reviews website we acquired in the fourth quarter of 2012.

(2) *Audit-related Fees* are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees."

(3) *Tax Fees* are fees billed for tax compliance, advice and planning.

(4) *All Other Fees* are fees for products and services other than the services described above. No other fees were billed in 2011 or 2012.

All fees described above were pre-approved by the Audit Committee.

We entered into certain engagement agreements with Deloitte & Touche LLP in connection with the audit of our 2011 and 2012 financial statements, the review of our 2011 and 2012 interim financial statements and the filing of our Registration Statement on Form S-1, which set forth the terms by which Deloitte & Touche LLP performed audit services for the Company in connection with those matters. These agreements are subject to alternative dispute resolution procedures and, in certain cases, an exclusion of punitive damages.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Deloitte & Touche LLP. The policy generally pre-approves specified services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of the independent auditor or on an individual, explicit, case-by-case basis before the independent auditor is engaged to provide each service. The Audit Committee has delegated to the Chair of the Audit Committee the authority to grant interim pre-approvals of audit services; provided that any such pre-approvals are required to be presented to the full Audit Committee at its next scheduled meeting.

The Audit Committee has determined that the rendering of the services other than audit services by Deloitte & Touche LLP is compatible with maintaining the principal accountant's independence.

Required Vote

The affirmative vote of the holders of shares representing a majority of the voting power of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to ratify the selection of Deloitte & Touche LLP.

The Board Recommends
a Vote in Favor of Proposal No. 3

Proposal No. 4

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Under the Dodd-Frank Act and Section 14A of the Exchange Act, our stockholders are entitled to vote to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with SEC rules. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement.

Our executive compensation program emphasizes teamwork and long-term value creation through a philosophy of maintaining internal pay equity, tying a meaningful portion of compensation to the long-term value our business and establishing responsible pay practices that have a reasonable cost structure and do not encourage unnecessary and excessive risk taking. Consistent with this philosophy, the Compensation Committee has designed an executive compensation program that we believe has been effective at achieving its objectives of:

- attracting and retaining talented and experienced executive officers, whose knowledge, skills and performance are critical to our success;

- motivating these executive officers to achieve our business objectives;

- aligning the interests of our executive officers with those of our stockholders; and

- promoting teamwork while also recognizing the role each executive plays in our success.

As described in detail under the heading "*Executive Compensation—Compensation Discussion and Analysis*," although we provide base salaries at levels we believe are necessary to attract and retain highly qualified executive talent, equity awards are the principal component of our executive compensation program. These equity awards directly link the most substantial component of our named executive officers' compensation to the long-term success of our business and generally require continued service over a multi-year period as a condition to vesting, which creates a strong retention incentive and helps ensure the continuity of our operations. For example, our executive officers received substantial equity awards in the year ended December 31, 2011, which the Compensation Committee determined would provide sufficient compensation opportunities and motivation through 2012 in combination with the executives' then-existing equity rights and opportunities, and the year ending December 31, 2013.

We believe this program is reasonable in light of the executive compensation programs of companies with whom we compete for talent and responsible in that it encourages our executive officers to work for meaningful stockholder returns without encouraging our executives to assume excessive risks. We encourage you to read the Compensation Discussion and Analysis, compensation tables and related narrative disclosure included in this Proxy Statement for additional details about our executive compensation program.

The Board is asking the stockholders to indicate their support for the compensation of our named executive officers as described in this Proxy Statement by casting a non-binding advisory vote "FOR" the following resolution:

> "RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

Because the vote is advisory, it is not binding on the Board or the Company. Nevertheless, the views expressed by the stockholders, whether through this vote or otherwise, are important to management and the Board and, accordingly, the Board and the Compensation Committee intend to consider the results of this vote in making determinations in the future regarding executive compensation arrangements.

Advisory approval of this Proposal No. 4 requires the vote of the holders of shares representing a majority of the voting power of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

THE BOARD RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL NO. 4

PROPOSAL NO. 5

ADVISORY VOTE ON THE FREQUENCY OF SOLICITATION OF ADVISORY STOCKHOLDER APPROVAL OF EXECUTIVE COMPENSATION

The Dodd-Frank Act and Section 14A of the Exchange Act also enable our stockholders, at least once every six years, to indicate their preference regarding how frequently we should solicit a non-binding advisory vote on the compensation of our named executive officers as disclosed in our proxy statements. Accordingly, we are asking stockholders to indicate whether they would prefer an advisory vote every year, every other year or every three years. Alternatively, stockholders may abstain from casting a vote.

After considering the benefits and consequences of each alternative, the Board recommends that the advisory vote on the compensation of our named executive officers be submitted to the stockholders every year.

The Board believes that an annual advisory vote on the compensation of our named executive officers is the most appropriate policy for us at this time. While our executive compensation programs are designed to promote the creation of stockholder value over the long term, the Board recognizes that executive compensation disclosures are made annually, and holding an annual advisory vote on executive compensation provides us with more direct and immediate feedback on our compensation disclosures. However, stockholders should note that because the advisory vote on executive compensation occurs well after the beginning of the compensation year, and because the different elements of our executive compensation programs are designed to operate in an integrated manner and to complement one another, in many cases it may not be appropriate or feasible to change our executive compensation programs in consideration of any one year's advisory vote on executive compensation by the time of the following year's annual meeting of stockholders. We believe that an annual advisory vote on executive compensation is consistent with our practice of seeking input and engaging in dialogue with our stockholders on corporate governance matters, including, starting with our first Annual Meeting, providing stockholders with the opportunity to ratify the Audit Committee's selection of our independent registered public accounting firm, and our executive compensation philosophy, policies and practices.

Accordingly, the Board is asking stockholders to indicate their preferred voting frequency by voting for every one, two or three years or abstaining from voting on this Proposal No. 5. While the Board believes that its recommendation is appropriate at this time, the stockholders are not voting to approve or disapprove that recommendation, but are instead asked to indicate their preferences, on an advisory basis, as to whether the non-binding advisory vote on the approval of our executive officer compensation practices should be held every year, every other year or every three years. The option among those choices that receives the votes of the holders of shares representing a majority of the voting power of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be deemed to be the frequency preferred by the stockholders.

The Board and the Compensation Committee value the opinions of the stockholders in this matter and, to the extent there is any significant vote in favor of one frequency over the other options, even if less than a majority, the Board will consider the stockholders' concerns and evaluate any appropriate next steps. However, because this vote is advisory and therefore not binding on the Board or the Company, the Board may decide that it is in the best interests of the stockholders that we hold an advisory vote on executive compensation more or less frequently than the option preferred by the stockholders. The vote will not be construed to create or imply any change or addition to the fiduciary duties of the Company or the Board.

THE BOARD RECOMMENDS
A VOTE IN FAVOR OF EVERY "1 YEAR" ON PROPOSAL NO. 5

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our capital stock as of March 11, 2013 by:

- each director and nominee for director;
- each of the executive officers named in the Summary Compensation Table;
- all executive officers and directors of Yelp as a group; and
- all those known by us to be beneficial owners of more than five percent of our Class A Common Stock or Class B Common Stock.

Beneficial ownership is determined according to the rules of the SEC and generally means that the person has beneficial ownership if he, she or it possesses sole or shared voting power of a security, including options that are currently exercisable or exercisable within 60 days of March 11, 2013. Applicable percentages are based on 29,839,893 shares of Class A Common Stock and 33,952,572 shares of Class B Common Stock outstanding on March 11, 2013. Shares subject to options currently exercisable or exercisable within 60 days of March 11, 2013 are deemed to be outstanding for computing the percentage ownership of the person holding such options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Except as indicated by footnote, and subject to applicable community property laws, we believe that each person identified in the table possesses sole voting and investment power with respect to all capital stock shown to be held by that person. The address of each executive officer and director, unless otherwise indicated by footnote, is c/o Yelp Inc., 706 Mission Street, San Francisco, California 94103.

	Class A Common Stock		Class B Common Stock†		Percent of
Beneficial Owner	**Number of Shares**	**Percent of Total**	**Number of Shares**	**Percent of Total**	**Total Voting Power‡**
Principal Stockholders					
Entities Affiliated with Elevation Partners[1]	—	—%	8,625,809	25.4%	23.4%
Entities Affiliated with Bessemer Venture Partners[2]	—	—	7,467,814	22.0	20.2
Max Levchin[3]	—	—	6,139,912	18.1	16.6
Jeremy Stoppelman[4]	25,625	*	6,254,576	17.9	16.5
Benchmark Capital Partners V, L.P.[5]	—	—	4,906,084	14.5	13.3
Named Executive Officers and Directors					
Jeremy Stoppelman[4]	25,625	*	6,254,576	17.9	16.5
Geoff Donaker[6]	21,875	*	1,366,284	3.9	3.6
Rob Krolik[7]	—	—	158,931	*	*
Joseph Nachman[8]	5,500	*	323,336	*	*
Laurence Wilson[9]	5,500	*	289,881	*	*
Fred Anderson[1]	—	—	8,625,809	25.4	23.4
Peter Fenton[10]	129,668	*	4,906,084	14.5	13.3
Robert Gibbs	—	—	—	—	—
Diane Irvine[11]	4,000	*	8,854	*	*
Max Levchin[3]	—	—	6,139,912	18.1	16.6
Jeremy Levine[12]	882,656	3.0	7,467,814	22.0	20.5
Keith Rabois	—	—	25,665	*	*
All executive officers and directors as a group (12 persons)[13]	1,074,824	3.6	35,567,146	97.1	90.1

† Shares of Class B Common Stock are convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis, such that each holder of shares of Class B Common Stock beneficially owns an equivalent number of shares of Class A Common Stock.

‡ Percentage total voting power represents voting power with respect to all shares of our Class A and Class B Common Stock, voting as a single class. Each share of Class A Common Stock will be entitled to one vote per share and each share of Class B Common Stock will be entitled to ten votes per share. The Class A Common Stock and Class B Common Stock will vote together on all matters (including the election of directors) submitted to a vote of stockholders, except as may otherwise be required by law.

* Less than one percent.

(1) Consists of (a) 8,623,254 shares of Class B Common Stock held by Elevation Partners, L.P. ("Elevation Partners") and (b) 2,555 shares of Class B Common Stock held by Elevation Employee Side Fund, LLC ("Side Fund"). Each of Fred Anderson, Roger McNamee, Paul Hewson and Bret Pearlman (collectively, the "Managers") is a manager of Elevation Associates, LLC ("Elevation LLC"), which is the sole general partner of Elevation Associates, L.P. ("Elevation GP"). Elevation GP is the sole general partner of Elevation Partners. Each of the Managers is a manager of Elevation Management, LLC ("Elevation Management"), which is the sole managing member of Side Fund. As managers of each of Elevation LLC and Elevation Management, the Managers may be deemed to beneficially own any shares of our capital stock deemed beneficially owned by Elevation LLC or Elevation Management. Elevation Management may be deemed to beneficially own any shares of our capital stock deemed beneficially owned by Elevation GP, which may be deemed to beneficially own any shares of our capital stock deemed to be beneficially owned by Elevation Partners. Elevation Management may be deemed to beneficially own any shares of our capital stock deemed to be beneficially owned by Side Fund. Each of the Managers share voting and dispositive power over the shares held by Elevation Partners and Side Fund. The address for Elevation Partners is 2800 Sand Hill Road, Suite 160, Menlo Park, California 94025.

(2) Consists of (a) 5,421,713 shares of Class B Common Stock held by Bessemer Venture Partners VI L.P., (b) 1,915,463 shares of Class B Common Stock held by Bessemer Venture Partners Co-Investment L.P. and (c) 130,638 shares of Class B Common Stock held by Bessemer Venture Partners VI Institutional L.P. The General Partner of Bessemer Venture Partners VI L.P., Bessemer Venture Partners Co-Investment L.P. and Bessemer Venture Partners VI Institutional L.P. (together, the "BVP Entities") is Deer VI & Co. LLC. J. Edmund Colloton, David J. Cowan, Jeremy S. Levine, Robert P. Goodman and Robert M. Stavis are the executive managers of Deer VI & Co. LLC and share voting and dispositive power over the shares of our capital stock held by the BVP Entities. The address for Bessemer Venture Partners is 1865 Palmer Avenue, Suite 104, Larchmont, New York 10538.

(3) Consists of (a) 2,486,090 shares of Class B Common Stock held directly by Mr. Levchin and (b) 3,653,822 shares of Class B Common Stock held by PENSCO Trust Company FBO Max Levchin Roth IRA, over which Mr. Levchin retains voting and dispositive power.

(4) Consists of (a) 5,174,510 shares of Class B Common Stock held by The Jeremy Stoppelman Revocable Trust, over which Mr. Stoppelman retains sole voting and dispositive power, (b) 25,625 shares of Class A Common Stock issuable upon exercise of options exercisable within 60 days of March 11, 2013 and (c) 1,080,066 shares of Class B Common Stock issuable upon exercise of options exercisable within 60 days of March 11, 2013.

(5) Consists of 3,751,403 shares of Class B Common Stock held directly by Benchmark Capital Partners V, L.P. ("BCP V") and 1,154,681 shares of Class B Common Stock held by BCP V as nominee as follows: (a) 459,690 shares of Class B Common Stock held as nominee for Benchmark Founders' Fund V, L.P.; (b) 88,103 shares of Class B Common Stock held as nominee for Benchmark Founders' Fund V-A, L.P.; (c) 69,257 shares of Class B Common Stock held as nominee for Benchmark Founders' Fund V-B, L.P.; and (d) 537,721 shares of Class B Common Stock held as nominee for individuals affiliated with BCP V. Benchmark Capital Management Co. V, L.L.C. ("BCMC V") is the general partner of BCP V. BCMC V's managing members are Alexandre Balkanski, Bruce W. Dunlevie, J. William Gurley, Kevin R. Harvey, Robert C. Kagle, Steven M. Spurlock, Peter H. Fenton and Mitchell H. Lasky. These individuals may be deemed to have shared voting and investment power over the shares held by BCP V. The address for Benchmark Capital is 2480 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(6) Consists of (a) 342,708 shares of Class B Common Stock, (b) 21,875 shares of Class A Common Stock issuable upon exercise of options exercisable within 60 days of March 11, 2013 and (c) 1,023,576 shares of Class B Common Stock issuable upon exercise of options exercisable within 60 days of March 11, 2013.

(7) Consists of (a) 126,119 shares of Class B Common Stock, 91,284 of which were subject to a right of repurchase held by the Company as of the date 60 days after March 11, 2013, and (b) 32,812 shares of Class B Common Stock issuable upon exercise of options exercisable within 60 days of March 11, 2013.

(8) Consists of (a) 65,221 shares of Class B Common Stock, (b) 5,500 shares of Class A Common Stock issuable upon exercise of options exercisable within 60 days of March 11, 2013 and (c) 258,115 shares of Class B Common Stock issuable upon exercise of options exercisable within 60 days of March 11, 2013.

(9) Consists of (a) 26,252 shares of Class B Common Stock, (b) 5,500 shares of Class A Common Stock issuable upon exercise of options exercisable within 60 days of March 11, 2013 and (c) 263,629 shares of Class B Common Stock issuable upon exercise of options exercisable within 60 days of March 11, 2013.

(10) Consists of (a) 129,668 shares of Class A Common Stock held by Mr. Fenton's family trust, over which Mr. Fenton exercises voting and dispositive control, and (b) the shares described in note (5) above.

(11) Consists of (a) 4,000 shares of Class A Common Stock and (b) 8,854 shares of Class B Common Stock issuable upon exercise of options exercisable within 60 days of March 11, 2013.

(12) Consists of (a) 882,656 shares of Class A Common Stock and (b) the shares described in note (2) above. Mr. Levine disclaims beneficial ownership of the shares described in note (2) above, except to the extent of his pecuniary interest therein.

(13) Consists of (a) 1,016,324 shares of Class A Common Stock, (b) 32,900,094 shares of Class B Common Stock, 91,284 of which were subject to a right of repurchase held by the Company as of the date 60 days after March 11, 2013, (c) 58,500 shares of Class A Common Stock issuable upon exercise of options exercisable within 60 days of March 11, 2013 and (d) 2,667,052 shares of Class B Common Stock issuable upon exercise of options exercisable within 60 days of March 11, 2013.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the year ended December 31, 2012, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with.

EXECUTIVE OFFICERS

The names, ages and certain other information concerning our executive officers as of April 8, 2013 are set forth below.

NAME	AGE	POSITION HELD WITH THE COMPANY
Jeremy Stoppelman	35	Co-Founder and Chief Executive Officer
Rob Krolik	44	Chief Financial Officer
Geoff Donaker	40	Chief Operating Officer
Joseph ("Jed") Nachman	40	Senior Vice President of Revenue
Laurence Wilson	40	General Counsel and Secretary

Jeremy Stoppelman. Biographical information regarding Mr. Stoppelman is set forth under "*Proposal No. 1—Election of Directors*."

Rob Krolik has served as our Chief Financial Officer since July 2011. Prior to joining us, Mr. Krolik served as Chief Financial Officer of Move, Inc., an online real estate company, from July 2009 to August 2011. Prior to Move, Mr. Krolik served in several roles, the most recent as Vice President, Global Finance Operations at eBay from September 2005 to July 2009. Prior to eBay, Mr. Krolik served as Vice President of Finance at Shopping.com, Inc., a price comparison service company, from September 2004 to September 2005, when it was acquired by eBay. Prior to Shopping.com, Mr. Krolik held management roles at DigitalThink, Inc., an online learning company, from March 2002 to May 2004, most recently as its Chief Financial Officer. Mr. Krolik holds a B.B.A. from the University of Texas at Austin and is a certified public accountant (inactive).

Geoff Donaker. Biographical information regarding Mr. Donaker is set forth under "*Proposal No. 1—Election of Directors*."

Jed Nachman has served as our Vice President of Sales since January 2007 and our Senior Vice President of Revenue since September 2011. Prior to joining us, Mr. Nachman held several senior sales roles for Yahoo! Inc., an Internet search company, from January 2002 to January 2007, most recently as Director of Corporate Sales for the Western Region for Yahoo! HotJobs, an online job search company. Prior to Yahoo!, Mr. Nachman served as sales manager at HotJobs from June 1999 to 2002, when it was acquired by Yahoo!. Prior to HotJobs, Mr. Nachman was an associate at Robertson Stephens from 1996 to 1998. Mr. Nachman holds a B.A. in Economics from the University of Colorado at Boulder.

Laurence Wilson has served as our General Counsel and Secretary since November 2007. Prior to joining us, Mr. Wilson served as Vice President of Legal and Business Development for Xoom Corporation from January 2004 to October 2007. Previously, Mr. Wilson began his legal career with Claremont Partners, Inc., a health care solutions company, from March 2002 to January 2004. He received his J.D. from Stanford Law School and a B.A. in History from the University of California, San Diego.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our compensation discussion and analysis discusses the total compensation for:

- Jeremy Stoppelman, our Chief Executive Officer;
- Rob Krolik, our Chief Financial Officer;
- Geoff Donaker, our Chief Operating Officer;
- Jed Nachman, our Senior Vice President of Revenue; and
- Laurence Wilson, our General Counsel and Secretary.

We refer to these executive officers collectively as our "named executive officers." Our compensation discussion and analysis provides an overview of the philosophy, objectives and design of our executive compensation program. In addition, we explain the Compensation Committee's compensation-setting process and decisions regarding compensation for each of our named executive officers in 2012. The compensation provided to our named executive officers for 2012 is set forth in detail in the Summary Compensation Table and other tables under "*Executive Compensation*," as well as the accompanying footnotes and narratives relating to those tables.

Executive Summary

During 2012, we completed a successful initial public offering of shares of our Class A Common Stock, or the IPO. In the months leading up to the IPO, our executive team undertook significant efforts to manage our business during a period of remarkable growth in a dynamic economic climate while, at the same time, preparing the Company and our employees for the IPO. Highlights of our corporate performance in 2012 include:

- we generated net revenue of $137.6 million, representing 65% growth over 2011;
- cumulative reviews grew 45% year over year to approximately 36 million at the end of 2012;
- we expanded into 26 new markets globally, accelerated our presence in Europe with the acquisition of Qype GmbH, a Germany-based reviews website, and opened our first international sales office in London;
- we continued to focus on enhancing the mobile experience, including the launch of local ads on mobile apps and mobile features such as check-in comments and likes;
- we introduced new features and enhancements, including dashboard metrics for business owners and a redesigned homepage that places greater emphasis on mobile activity and the user's social graph;
- Yelp-branded content was integrated into the new Apple Maps application on iOS 6, Bing's new local business pages and Mercedes and Lexus in-vehicle infotainment systems; and
- we introduced new products, such as Gift Certificates and Yelp Menus.

Our Compensation Committee believes that our executive compensation program is appropriately designed to achieve its objectives, reasonable in light of the executive compensation programs of companies with whom we compete for talent and responsible in that it encourages our executive officers to work for meaningful stockholder returns without encouraging our executives to assume excessive risks. Highlights of our executive compensation program for 2012 include:

- For 2012, each of our named executive officers received the same base salary (on an as-converted to U.S. dollars basis with respect to Mr. Nachman), which reflects our internal pay equity and provides an important benchmark to avoid excessive compensation of our Chief Executive Officer.

- After reviewing each executive officer's existing equity opportunities, including the unvested portion of outstanding awards, our Compensation Committee determined that each of our executive officers held substantial equity opportunities and therefore did not make additional equity grants as part of our executive officers' 2012 compensation.

- We do not maintain employment agreements with our executive officers that contain multi-year guarantees for salary increases, guaranteed bonuses or guaranteed equity compensation. Our executive officers are employed at-will and are expected to demonstrate high-quality performance in order to continue serving as members of our executive team.

- Our Compensation Committee utilizes an independent compensation consultant to provide market data and engage in ongoing review of our executive compensation programs. These inputs and data serve as guidelines to our Compensation Committee in determining the components of our executive compensation program and the amount of each component awarded to our executive officers.

- We offer reasonable and customary change in control and severance benefits to our executive officers, with cash severance payments under these agreements not exceeding the executive's annual cash compensation (i.e. base salary + cash bonus amount, if any) at the time of termination. We do not provide excise tax reimbursements or "gross-ups" to our executives with respect to benefits received in connection with a change in control or termination event.

- We provide very few fringe benefits to our executive officers. We generally do not offer access to car allowances, financial planning advice or club memberships, and perquisites and benefits offered to our executive officers do not generally differ from those that are provided on a broad basis to our employees. However, our Compensation Committee approved a cost of living adjustment and certain other additional benefits for Mr. Nachman in connection with his relocation to the United Kingdom, as described below.

Executive Compensation Philosophy, Objectives and Design

Philosophy. We operate in a new and rapidly evolving market. To succeed in this environment, we must continually refine our business model, increase our traffic and revenue, manage the effectiveness of our advertising solutions and attract new advertising clients, develop and update our technology infrastructure and deploy new functions and products, expand our business in new and existing markets, both domestic and international, and partner with other companies.

To achieve these business objectives, we need to attract and retain a highly-talented team of executives. We also expect our team to possess and demonstrate strong leadership and management capabilities, as well as foster our company culture, which is at the foundation of our success and remains a pivotal part of our everyday operations. We believe the best way to accomplish this through our compensation program is to emphasize teamwork and long-term value creation through a philosophy of:

- maintaining internal pay equity — that is, that the compensation paid to each executive should reflect the importance of his role to the Company as compared to the roles of the other executive officers, while at the same time providing a certain amount of parity to promote teamwork;

- tying a meaningful portion of compensation directly to the long-term value and growth of our business and total stockholder return; and

- establishing responsible pay practices that have a reasonable cost structure and do not encourage unnecessary and excessive risk taking.

Objectives. Our executive compensation programs are designed to achieve the following objectives:

- attract and retain talented and experienced executive officers, whose knowledge, skills and performance are critical to our success;
- motivate these executive officers to achieve our business objectives;
- align the interests of our executive officers with those of our stockholders; and
- promote teamwork while also recognizing the role each executive plays in our success.

Design. As a privately-held company prior to our IPO, our total compensation package for our executive team consisted of a combination of base salary, grants under our long-term equity incentive compensation plans and limited severance and change in control benefits. Compensation was heavily weighted towards equity, including stock options, with limited cash compensation.

As a publicly-traded company, our Compensation Committee continues to believe that making equity awards a key component of executive compensation focuses our executive team on the achievement of our strategic and financial goals, thereby aligning their interests with those of our stockholders. We provide a base salary to compensate employees for their day-to-day responsibilities, at levels that we feel are necessary to attract and retain executive talent. We do not generally offer cash bonus opportunities to our executive officers, as we believe that relying primarily on equity compensation focuses our executive officers on driving long-term value creation while conserving cash. We believe that ensuring our executive officers have meaningful equity opportunities helps motivate them to achieve our business objectives and align the interests of our executive officers with those of our stockholders. We have also provided limited severance and change in control benefits to allow our executive officers to focus on pursuing business strategies that, while in best interest of our stockholders, may result in a disruption in their employment.

We do not affirmatively set out in any given year, or with respect to any given new hire package, to apportion compensation in any specific ratio between cash and equity, or between long-term and short-term compensation. Rather, total compensation may skew more heavily toward either cash or equity, or short-term or long-term compensation, as a result of the factors described in the prior paragraph and in greater detail below. The Compensation Committee continues to evaluate our philosophy, objectives and design as circumstances require. The Compensation Committee generally reviews compensation on an annual basis.

Compensation Setting Process

Role of the Board and Compensation Committee. Historically, the Board was responsible for overseeing our executive compensation program, including determining and approving the compensation arrangements for our executive officers. In March 2011, the Board created our Compensation Committee and, in November 2011, approved its charter. Since November 2011, our Compensation Committee has been primarily responsible for executive compensation decisions, including establishing our executive compensation philosophy and programs and determining specific executive compensation.

In November 2011 and January 2012, our Compensation Committee conducted a review of our executive compensation program and related policies and practices in anticipation of our becoming a publicly-traded company. As part of this review, and in making individual compensation decisions for 2012 and 2013, our Compensation Committee considered the philosophy and objectives outlined above together with one or more of the following factors, as discussed in greater detail below:

- the experiences and individual knowledge of the members of the Compensation Committee regarding executive compensation, as we believe this approach helps us compete in hiring and retaining the best possible talent while at the same time maintaining a reasonable and responsible cost structure;
- the recommendations of our executive management;
- corporate and individual performance, as we believe this encourages our executive officers to focus on achieving our business objectives;
- solely as a guide and not a determinative factor, various market data presented by Compensia to ensure that the compensation of our executives remains competitive and that we are meeting our retention objectives;
- each executive's existing equity awards and stock holdings; and
- the potential dilutive effect of equity awards on our stockholders.

The Compensation Committee expects to evaluate our executive compensation programs annually going forward. In addition, the Compensation Committee's charter, which outlines the specific authority and responsibilities of the Compensation Committee, is periodically reviewed and revised by the Board and Compensation Committee.

Role of Management. Historically, our Chief Executive Officer and Chief Operating Officer worked closely with members of our Board in managing our executive compensation program, including reviewing existing compensation for adjustment (as needed) and establishing new hire packages. Since November 2011, the Compensation Committee has worked with members of our executive management, and our Chief Financial Officer in particular, to carry out these responsibilities. Our finance department works with our Chief Financial Officer to gather financial and operational data — which may include information related to each executive's job duties, company-wide pay levels and benefits, current cash constraints, each executive's current equity award holdings, shares available for grant under our equity plans and Company and individual accomplishments, as appropriate — that management reviews in making its recommendations. From time to time, our Chief Financial Officer and other members of our executive management attend meetings (or portions of meetings) of the Compensation Committee to present information and answer questions. Our Compensation Committee meets in executive session when appropriate to discuss and determine the compensation for each executive officer. Neither Mr. Stoppelman nor any other member of management participates in any deliberations of our Compensation Committee regarding executive compensation and no executive officer voted in or was present during the final determinations regarding the amount of any component of his own compensation package or of any other executive officer's compensation package.

Role of Compensation Consultant and Use of Market Data. The Compensation Committee has the authority under its charter to engage the services of a compensation consultant to assist it in carrying out its responsibilities. In September 2011, in preparation for its evaluation of our pay practices, the Compensation Committee retained Compensia to provide executive compensation advisory services. Specifically, the Compensation Committee engaged Compensia to:

- recommend a peer company group composed of public companies with revenues and employee populations comparable to us;
- conduct an executive compensation assessment analyzing the current cash and equity compensation of our executive management team against compensation for similarly situated executives at our peer group companies;
- review market practices with respect to executive severance and change in control arrangements;
- assist with a review of our equity compensation strategy, including the development of award guidelines and an aggregate spending budget;
- review our compensation policies and practices, including our long-term compensation program design;
- review our Board compensation arrangements; and
- assist management in preparing a compensation risk assessment of our broad-based employee compensation practices.

Based on Compensia's guidance and taking into account our market capitalization, employee population, revenues, historical rapid growth rate and projected future growth rates, our Compensation Committee approved a peer company group consisting of the publicly-traded companies set forth below. These companies are generally in the internet software and services or application and systems software industries with annual revenues of approximately $45 million to $375 million, employee populations of approximately 250 to 1,800 and market capitalizations of approximately $500 million to $3.1 billion as of October 26, 2011 (other than LinkedIn, whose market capitalization was approximately $8.1 billion). The Compensation Committee included LinkedIn due to its other similarities to Yelp, including a recently completed initial public offering, comparable business model and high growth rate. At the time the Compensation Committee approved the peer group companies in November 2011, Yelp was a private company with approximately 940 employees and revenue of $58.4 million for the nine months ended September 30, 2011.

Ancestry.com Inc.	j2 Global, Inc.	RealPage, Inc.
CommVault Systems, Inc.	LinkedIn Corporation	Shutterfly, Inc.
Concur Technologies, Inc.	LogMeIn, Inc.	SolarWinds, Inc.
Demand Media, Inc.	NetSuite Inc.	Success Factors, Inc.
Financial Engines, Inc.	OpenTable, Inc.	Taleo Corporation
Fortinet, Inc.	Pandora Media, Inc.	TiVo Inc.
HomeAway, Inc.	Qlik Technologies Inc.	Zillow, Inc.

Compensia provided a compensation analysis to the Compensation Committee consisting of data from these peer group companies' most recent publicly-available compensation disclosures as of October 2011. The cash compensation data included in the analysis reflected a 3% upward adjustment from the compensation levels disclosed by the peer group companies, which Compensia applied to update the 2011 data for 2012. Compensia based this adjustment factor on published trends and its experience in analyzing compensation trends. In determining cash compensation levels for 2012, our Compensation Committee reviewed Compensia's compensation analysis to obtain a general understanding of the current compensation packages offered by the companies with whom we compete for talent, rather than to benchmark to particular levels.

Our Compensation Committee expects to review and update the peer company group periodically to ensure that it continues to reflect appropriately the market in which we compete for talented executives. In this regard, our Compensation Committee engaged Compensia again in January 2013 to recommend updates to our peer company group and conduct a new assessment comparing the compensation of our executive management team to compensation for similarly situated executives at the revised peer group companies. In developing the revised peer company group, Compensia selected companies generally in the internet software and services or application and systems software industries with annual revenues of approximately $100 million to $380 million and market capitalizations of approximately $600 million to $4.8 billion as of January 16, 2013. Based on these parameters, Compensia recommended, and our Compensation Committee approved, the following revised peer company group:

Angie's List, Inc.	Jive Software, Inc.	Qlik Technologies Inc.
Cornerstone OnDemand, Inc.	LivePerson, Inc.	RealPage, Inc.
Demand Media, Inc.	LogMeIn, Inc.	SolarWinds, Inc.
Financial Engines, Inc.	NetSuite Inc.	TiVo Inc.
HomeAway, Inc.	OpenTable, Inc.	Zillow, Inc.
j2 Global, Inc.	Pandora Media, Inc.	

The Compensation Committee reviewed the market data compiled by Compensia for the revised peer company group in determining equity award levels for 2013, but did not benchmark to a particular level.

From time to time, Compensia representatives attend meetings (or portions of meetings) of the Compensation Committee to present information and answer questions. In the future, we expect that our Compensation Committee will continue to seek the advice of independent executive compensation consultants to ensure the alignment of our program with our strategy and competitive market practice. Our Compensation Committee may also consult publicly-available survey data from time to time. For example, in 2012, our Compensation Committee referenced the September 2011 Cost of Living Report published by Mercer LLC, a consulting firm, or the Mercer Report, in determining Mr. Nachman's cost of living adjustment during his secondment to the United Kingdom, as further described under "*—Executive Compensation Program Components—Base Salary*" below.

In January 2013, the Compensation Committee analyzed whether the work of Compensia as a compensation consultant has raised any conflict of interest, taking into consideration the following factors: (i) Compensia does not provide any other services to Yelp; (ii) the fees paid by us to Compensia represent less than one percent of its total revenue; (iii) Compensia's policies and procedures that are designed to prevent conflicts of interest; (iv) the absence of any material business or personal relationship of Compensia or the individual compensation advisors employed by the firm with any executive officer of our company; (v) the absence of any material business or personal relationship of the individual compensation advisors with any member of the Compensation Committee; and (vi) none of the individual compensation advisors employed by Compensia own stock in Yelp. The Compensation Committee determined, based on its analysis of the above factors, that the work of Compensia and the individual compensation advisors employed by Compensia as compensation consultants to the Compensation Committee has not created any conflict of interest and the Compensation Committee is satisfied with the independence of Compensia. Going forward, the Compensation Committee intends to assess the independence of any of our compensation advisers by reference to the foregoing factors, consistent with applicable NYSE listing standards.

Executive Compensation Program Components

Base Salary. We provide base salary as a fixed source of compensation for our executive officers, allowing them a degree of certainty in the face of having a meaningful portion of their compensation "at risk" in the form of equity awards with value generally contingent on stock price appreciation. Our Compensation Committee recognizes the importance of base salaries as an element of compensation that helps to attract and retain highly qualified executive talent, particularly in the absence of a cash bonus opportunity.

In setting initial salary levels and determining adjustments from year to year, our Compensation Committee may consider the executive's anticipated responsibilities and individual experience, our Compensation Committee members' experiences and knowledge in compensating similarly situated individuals at other companies, base salaries for similarly situated executives at our peer group companies, our then-current cash constraints, a general sense of internal pay equity among our executive officers and negotiations with the executive. Our Compensation Committee may also consider the impact of the value of the executive's equity awards when setting or adjusting base salaries. Our Compensation Committee does not apply specific formulas in determining base salary increases.

Our Compensation Committee generally reviews, and adjusts as necessary, base salaries for each of our executive officers annually. In November 2011, our Compensation Committee reviewed base salaries as part of its comprehensive review of our executive compensation program. Although our Compensation Committee did not benchmark salaries to specific market levels, it did consider as part of its review the target total cash compensation (i.e. base salary plus target annual incentive or bonus cash compensation) data from Compensia's analysis of our peer group companies in October 2011, as described above. Our Compensation Committee determined target total cash compensation data to be a more relevant measure of the market competitiveness of the cash compensation paid to our executive officers than base salary data because we do not offer cash incentive or bonus opportunities. Based on its review, our Compensation Committee found that 2011 base salaries for each of our executive officers fell below the 25th percentile of target total cash compensation at our peer group companies.

Using the peer company group data solely as a touchstone and not as a determinative factor, and taking into account that these officers' responsibilities would increase significantly in connection with becoming a publicly-traded company at a time when the business was experiencing rapid growth, our Compensation Committee decided to increase base salaries for Messrs. Stoppelman, Donaker and Wilson for 2012. Specifically, the Compensation Committee approved base salary increases to $300,000 for each of these officers, effective as of January 1, 2012, reflecting its desire for internal pay equity among our named executive officers. Although cash compensation for Messrs. Stoppelman, Donaker and Wilson remained below the 25th percentile for target total cash compensation at our peer group companies following these increases, our Compensation Committee viewed the increases as the first step in a multi-year process of moving the cash compensation of our executive officers to more market-competitive levels while maintaining our focus on equity compensation and a reasonable cost structure.

Our Compensation Committee decided not to increase Mr. Krolik's or Mr. Nachman's salary for 2012 based on its determination that these officers' existing base salaries, taken together with other elements of compensation, provided sufficient fixed compensation for retention purposes and its desire for internal pay equity among our named executive officers. In making this determination, our Compensation Committee used the target total cash compensation data noted above as a reference point, but also relied on the experience of its members in compensating executives at similarly situated companies.

Name	2011 Base Salary	2012 Base Salary	Percentage Increase
Jeremy Stoppelman	$220,000	$300,000	36.4%
Rob Krolik	$300,000	$300,000	0.0%
Geoff Donaker	$235,000	$300,000	27.7%
Jed Nachman	$300,000	$300,000*	0.0%
Laurence Wilson	$225,000	$300,000	33.3%

* As converted to U.S. dollars. See discussion below.

In April 2012, Mr. Nachman relocated his permanent residence from the San Francisco Bay Area to London, England to oversee the establishment of our first international sales office. In connection with his relocation, we seconded Mr. Nachman to our indirect wholly-owned subsidiary Yelp UK Ltd. pursuant to a Secondment Agreement, dated as of April 25, 2012, by and between us the Mr. Nachman, or the Secondment Agreement. Mr. Nachman will continue to serve as our Senior Vice President of Revenue for the duration of the secondment, which is expected to last until May 2014.

Under the Secondment Agreement, Mr. Nachman's annual base salary was set at £187,126, which represents $300,000 converted at the 2011 mean exchange rate of $0.623753 to £1.00. Mr. Nachman is also entitled to an annual cost of living adjustment of £78,593, bringing his annual fixed compensation to £265,719. Our Compensation Committee determined Mr. Nachman's cost of living adjustment based on the data reflected in the Mercer Report comparing the cost of housing, children's education, travel expenses, groceries and other goods and services in San Francisco and London, which showed that a cost of living adjustment of approximately 50% would cover the cost of living and housing differences between San Francisco and London for Mr. Nachman. Our Compensation Committee then adjusted this percentage downward to 42% to maintain consistency with cost of living adjustments we provided to other recent non-executive transfers to the United Kingdom. Mr. Nachman is also entitled to certain other benefits under the Secondment Agreement, as described in "*Employee Benefits*" below, and the actual amounts Mr. Nachman received during 2012 are set forth in the Summary Compensation Table.

In the first quarter of 2013, the Compensation Committee reviewed our executive officers' base salaries as part of its annual review of our executive compensation program. In connection with its review, our Compensation Committee discussed and approved a request by Messrs. Stoppelman and Donaker to reduce their respective base salaries to $1.00 per year, effective as of February 15, 2013. Our Compensation Committee also approved base salary increases, effective as of February 15, 2013, to $325,000 for each of Messrs. Krolik and Wilson to continue the process of moving their cash compensation to more market-competitive levels. Our Compensation Committee decided not to increase Mr. Nachman's base salary for 2013 based on its determination that the cash compensation arrangements provided under the Secondment Agreement appropriately met our motivation and retention goals.

Name	2012 Base Salary	2013 Base Salary	Percentage Increase
Jeremy Stoppelman	$300,000	$ 1	NA
Rob Krolik	$300,000	$325,000	8.33%
Geoff Donaker	$300,000	$ 1	NA
Jed Nachman	£187,126	£187,126	0.0%
Laurence Wilson	$300,000	$325,000	8.33%

Incentive Cash Compensation. Historically, we have not offered incentive cash compensation opportunities to our executive officers. Our Compensation Committee revisited this practice in setting 2012 and 2013 compensation, but decided not to offer incentive cash compensation opportunities to any executive officer. Our Compensation Committee also elected not to pay bonus compensation for 2012. Although our Compensation Committee recognized that incentive and bonus cash compensation is a common compensation element at many companies, including companies with whom we compete for talent, it continues to believe that the equity compensation opportunities held by our executives provide sufficient motivation and retention incentives. Our Compensation Committee also feels it is appropriate, given the broader economic environment, to conserve our cash resources and rely on base salary and equity compensation rather than incentive or bonus cash compensation.

Equity Compensation. We have historically used options as the principal component of our executive compensation program. Consistent with our compensation objectives, we believe this approach has allowed us to attract and retain key talent in our industry and aligned our executive team's focus and contributions with the long-term interests of the Company and our stockholders. We grant stock options with an exercise price not less than the fair market value of our Class A Common Stock on the date of grant, so these options will have value to our executive officers only if the fair market value of our common stock increases after the date of grant. Typically, stock options granted to our executive officers vest over four years, allowing them to serve as an effective retention tool. We have also used, on a limited basis, restricted stock awards in order to attract key talent. These restricted stock awards have a multi-year (generally over four years) time-based vesting condition, allowing them to serve as an effective retention tool.

In determining the form, size and material terms of executive equity awards, our Compensation Committee may consider, among other things, the executive officer's total compensation opportunity, the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value, the need to attract and retain employees in the absence of a cash bonus program, recommendations of our executive management, equity awards to similarly situated executives at our peer group companies, individual accomplishments, any recent changes to the executive's job duties, the executive officer's existing equity award holdings (including the unvested portion of such awards), the retention implications of existing grants and our incentive goals, internal pay equity as among our executive officers and market conditions.

In November 2011, our Compensation Committee considered the then-current equity compensation opportunities and holdings of each of our executive officers, as well as the increases in base salary for Messrs. Stoppelman, Donaker and Wilson, and decided, based on its discretionary judgment regarding appropriate compensation levels, that each executive's existing rights and opportunities would provide sufficient compensation opportunities and motivation through 2012. In particular, our Compensation Committee noted that, even taking into account the expected vesting acceleration that would occur upon our anticipated IPO pursuant to the terms of certain of Mr. Stoppelman's and Mr. Donaker's equity awards (as discussed in greater detail under "*—Compensation Plans and Arrangements—Equity Awards*"), each executive officer held options covering substantial numbers of unvested shares that generally would not fully vest for another three to four years. Accordingly, our Compensation Committee did not make any equity awards to our executive officers at that time.

In connection with its annual review of our executive compensation program in the first quarter of 2013, our Compensation Committee granted each of our executive officers a new stock option award covering the number of shares of Class A Common Stock set forth in the table below. The size and terms of these stock options reflect our Compensation Committee's determination of the need to incentivize long-term retention and recognize the increasing responsibilities of our Chief Executive Officer and Chief Operating Officer during a period of anticipated high growth and rapid organizational expansion.

Our Compensation Committee also awarded each of Messrs. Stoppelman and Donaker a second, smaller stock option, each of which vests monthly over the two years following the grant date. Using equity compensation market data compiled by Compensia for similarly situated officers at our revised peer company group as a general guideline, our Compensation Committee determined that an additional equity grant with a shorter vesting period would be appropriate in the absence of meaningful cash compensation.

Name	Shares Issuable upon Exercise of 2013 Option Grants
Jeremy Stoppelman	575,000
	90,000
Rob Krolik	220,000
Geoff Donaker	425,000
	90,000
Jed Nachman	220,000
Laurence Wilson	220,000

Post-Employment Compensation. Prior to 2012, we generally did not enter into agreements providing for post-employment compensation in the form of cash severance or continued employee benefits to our executive officers. Instead, we offered our senior executive officers change in control and severance protections in the form of limited rights to acceleration of vesting on a change in control and upon involuntary terminations of employment following a change in control. However, in 2011, to induce Mr. Krolik to forego other opportunities and leave his then-current employment for the uncertainty of a demanding position in a new and unfamiliar organization, our Board approved certain cash and equity acceleration protections in the event of his involuntary termination of employment following a change in control.

In connection with the preparations for our IPO, our Compensation Committee approved our Executive Severance Benefit Plan, or Severance Plan, in January 2012. Under the Severance Plan, our named executive officers are eligible to receive severance upon an involuntary termination without cause (including a constructive termination), subject to signing a release of claims and compliance with continuing obligations of confidentiality. The benefits provided under the Severance Plan replaced the cash severance protections included in Mr. Krolik's offer letter. For a summary of the material terms and conditions of the Severance Plan, see "*—Compensation Plans and Arrangements—Severance Arrangements*" below. Our Compensation Committee used the terms of Mr. Krolik's severance package as a starting point in designing the Severance Plan in an effort to provide consistent severance benefits for each of our named executive officers. Our Compensation Committee then determined that the addition of limited benefits upon an involuntary termination not in connection with a change in control would be appropriate to encourage our executives to remain with Yelp as a publicly-traded company, particularly one with a dual-class capital structure, for which a change in control transaction is less likely. Our Compensation Committee members believe, based on their experiences, the benefits provided under the Severance Plan are reasonable severance provisions and encourage our executives to work to maximize stockholder value. The adoption of the Severance Plan did not have any effect on pre-existing equity acceleration provisions. For a summary of these acceleration provisions, see "*—Compensation Plans and Arrangements—Severance Arrangements*" below.

Employee Benefits. We provide standard health, dental, vision, life and disability insurance benefits to our executive officers on the same terms and conditions as provided to all other eligible employees. Our executive officers may also participate in our broad-based 401(k) plan, which currently does not include a company match or discretionary contribution. We believe these benefits are consistent with the broad-based employee benefits provided at the companies with whom we compete for talent and therefore are important to attracting and retaining qualified employees. In addition, in the second half of 2012, The Yelp Foundation, a non-profit organization established by our Board in November 2011, offered to match donations to charitable organizations made by our regular full-time employees of up to $1,000 per employee contribution. Certain of our executive officers participated in this matching program as detailed in the notes to the Summary Compensation Table below.

We generally do not offer executive perquisites. However, from time to time, we may consider providing limited perquisites to the extent our Compensation Committee believes that these limited perquisites are important for attracting and retaining key talent. For example, under the Secondment Agreement, Mr. Nachman is entitled to: (i) four roundtrip plane tickets every 12 months during his secondment to any location of his choosing for his personal use, up to a maximum of $1,500 per ticket; (ii) moving cost reimbursements up to $35,000; (iii) moving cost reimbursements up to $9,000 in 2014 if and when he returns to the Bay Area upon completion of the secondment and provided he remains employed by us; (iv) a monthly stipend of £100 per month to cover gym and transit costs; and (v) use of our Federal Express and UPS accounts to ship small personal items to the United Kingdom in connection with his relocation. In addition, we will provide Mr. Nachman with tax equalization — tax reimbursements or amounts paid to cover additional taxes incurred by Mr. Nachman by reason of his secondment to ensure his tax burden during his secondment is approximately the same as it would have been had he remained in the United States — and pay for the preparation of required tax returns and tax equalization settlement calculations during his secondment. Although the final terms of Mr. Nachman's compensation during his secondment were the result of individual negotiations with him, they generally reflect benefits we typically provide to employees we request to relocate abroad. The actual amounts Mr. Nachman received during 2012 are set forth in the Summary Compensation Table below.

Other Compensation Policies

Stock Ownership Guidelines. We have not set specific equity ownership guidelines. However, we encourage our executive officers to hold a significant equity interest in our Company, and, as detailed in "*Security Ownership of Certain Beneficial Owners and Management*," our executive officers collectively beneficially own approximately 13% of our stock.

Equity Grant Policy. We do not have, nor do we plan to establish, any program, plan or practice to time stock option grants in coordination with releasing material non-public information. We have adopted a policy regarding the timing of the grant of equity awards that provides, among other things, that the grant date for equity awards approved by written consent will generally be the last business day of the month in which the consent is effective.

Short Sale and Hedging Policy. Our trading window policy prohibits short sales, hedging transactions and other inherently speculative transactions in our equity securities by our executive officers and members of the Board, among others.

Compensation Recovery Policies. To date, we have not offered cash incentive or bonus opportunities to our executive officers. Accordingly, our Board and Compensation Committee have not determined whether they would attempt to recover bonuses from our executive officers if the performance objectives that led to the bonus determination were to be restated, or found not to have been met to the extent originally believed by our Compensation Committee. However, as a public company subject to the provisions of Section 304 of the Sarbanes-Oxley Act of 2002, if we are required as a result of misconduct to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws, our Chief Executive Officer and Chief Financial Officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive. In addition, we will comply with the requirements of the Dodd-Frank Act and will adopt a compensation recovery policy once final regulations on the subject have been adopted.

Tax and Accounting Considerations

Deductibility of Executive Compensation. Section 162(m) of the Code limits the amount that a public company may deduct from federal income taxes for remuneration paid to named executive officers (other than the chief financial officer) to $1,000,000 per executive officer per year, unless certain requirements are met. Section 162(m) provides an exception from this deduction limitation for certain forms of "performance-based compensation," including the gain recognized by executive officers upon the exercise of qualifying compensatory stock options. While our Compensation Committee is mindful of the benefit to us of the full deductibility of compensation, our Compensation Committee believes that it should not be constrained by the requirements of Section 162(m) where those requirements would impair flexibility in compensating our executive officers in a manner that can best promote our corporate objectives. The Compensation Committee has not yet established a policy for determining which forms of incentive compensation awarded to executive officers shall be designed to qualify as "performance-based compensation." To maintain flexibility in compensating our executive officers in a manner designed to promote our objectives, we have not adopted a policy that requires that all compensation be deductible. We intend to continue to compensate our executive officers in a manner consistent with the best interests of the Company and our stockholders.

Taxation of "Parachute" Payments and Deferred Compensation. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits, and that the company, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also imposes additional significant taxes on the individual in the event that an executive officer, director or other service provider receives "deferred compensation" that does not meet the requirements of Section 409A of the Code. We did not provide any executive officer, including any named executive officer, with a "gross-up" or other reimbursement payment for any tax liability that he might owe as a result of the application of Sections 280G, 4999 or 409A of the Code during 2012 and we have not agreed and are not otherwise contractually obligated to provide any named executive officers with such a "gross-up" or other reimbursement.

Accounting Treatment. The accounting impact of our compensation programs is a factor that the Compensation Committee considers in determining the size and structure of our programs to ensure that our compensation programs are reasonable and in the best interests of our stockholders.

COMPENSATION COMMITTEE REPORT[(1)]

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and contained in this Proxy Statement. Based on such review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the year ended December 31, 2012.

Respectfully submitted,
The Compensation Committee of the Board of Directors

Peter Fenton, Chair
Fred Anderson

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(1) The material in this report is not "soliciting material," is furnished to, but not deemed "filed" with, the SEC and is not deemed to be incorporated by reference in any filing of Yelp under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

COMPENSATION RISK ASSESSMENT

In the first quarter of 2013, in connection with its annual review of our compensation programs, the Compensation Committee, assisted by our management, conducted a risk assessment review of our compensation policies and practices. Based on its review, the Compensation Committee concluded that our compensation programs are designed with an appropriate balance of risk and reward in relation to our overall business strategy and do not create risk that is reasonably likely to have a material adverse effect on the Company. In making this determination, the Compensation Committee considered our pay mix, base salaries, the attributes of our variable compensation programs, including our equity program, and our sales compensation plan and our alignment with market pay levels and compensation program designs.

In particular, the Compensation Committee believes the structure of our compensation program for executive officers does not encourage excessive or unnecessary risk-taking behavior. The base salary component does not encourage risk-taking because it is a fixed amount, and we do not offer incentive cash compensation opportunities. The principal component of our executive compensation program has been long-term equity awards that help further align executives' interests with those of our stockholders. The Compensation Committee believes that these awards do not encourage unnecessary or excessive risk-taking because the ultimate value of the awards is tied to our stock price and because awards are staggered and subject to long-term vesting schedules to help ensure that executives have significant value tied to long-term stock price performance.

Summary Compensation Table

The following table shows for the years ended December 31, 2012, 2011 and 2010, compensation awarded to, paid to or earned by, our named executive officers.

2012 Summary Compensation Table

Name	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Jeremy Stoppelman	2012	$300,000	$ —	$ —	$ 40,657	$ 340,657
Chief Executive Officer	2011	220,000	—	6,624,459	6,741	6,851,200
	2010	220,000	—	—	5,933	225,933
Rob Krolik[3]	2012	300,000	—	—	11,409	311,409
Chief Financial Officer	2011	128,461	1,362,000	391,530	5,341	1,887,332
	2010	—	—	—	—	—
Geoff Donaker	2012	300,000	—	—	11,371	311,371
Chief Operating Officer	2011	235,000	—	5,420,012	12,805	5,667,817
	2010	235,000	—	—	11,493	246,493
Jed Nachman[4]	2012	298,250	—	—	186,569	484,820
Senior Vice President of	2011	300,000	—	775,800	12,844	1,088,644
Revenue	2010	220,000	—	—	11,460	231,460
Laurence Wilson	2012	300,000	—	—	5,983	305,983
General Counsel and	2011	212,500	—	775,800	6,426	994,726
Secretary	2010	185,000	—	—	5,738	190,738

(1) The amounts reported here do not reflect the actual economic value realized by the named executive officers. In accordance with SEC rules, these columns represent the grant date fair value of shares underlying stock awards and stock options, calculated in accordance with ASC Topic 718. Assumptions used in the calculation of the grant date fair value are set forth in Note 11, "*Stockholders' Equity (Deficit)*" in our Annual Report on Form 10-K for the year ended December 31, 2012.

(2) The amounts reported here include life, health, vision and dental insurance premiums paid by the Company and reimbursement for health club memberships. All of these benefits are provided to the named executive officers on the same terms as provided to all of our regular full-time employees. The amounts for 2012 also include matching charitable donations made by The Yelp Foundation on behalf of Messrs. Stoppelman, Krolik, Donaker and Wilson for $1,000, $1,000, $1,000 and $500, respectively.

With respect to Mr. Stoppelman, the amount indicated for 2012 also includes $34,602 for personal administrative services performed by his executive assistant. Because Mr. Stoppelman's assistant is employed and paid by the Company to perform these services as well as her services to the Company, the dollar amount of this benefit represents an estimate of the aggregate incremental cost to the Company of these services, based on the approximate amount of the executive assistant's regular time spent on Mr. Stoppelman's personal matters during 2012 as the percentage of her total time spent working for the Company during 2012, and multiplied by her base salary paid by the Company during 2012.

With respect to Mr. Nachman, the amount indicated for 2012 also includes amounts paid pursuant to his Secondment Agreement, as follows: (a) a cost of living adjustment of $80,357; (b) moving expenses of $23,976; (c) tax equalization payments of $60,460; (d) tax preparation payments of $10,170; and (e) a stipend of $1,227 to cover transportation costs. Under the Secondment Agreement, we will pay the difference between the taxes owed by Mr. Nachman for 2012 and the taxes Mr. Nachman would have owed for 2012 had he remained in the United States. The tax equalization payment reported above represents (x) $111,322 in modified U.K. payroll taxes paid by Yelp on Mr. Nachman's behalf, plus (y) $1,638 in additional Medicare taxes on the income imputed to Mr. Nachman as a result of our payment of such U.K. payroll taxes, paid by Yelp on his behalf, minus (z) $52,500 withheld from his salary during 2012 as an estimate of the taxes he would have owed for 2012 had he remained in the United States. However, we will not be able to make a final determination with respect to Mr. Nachman's tax equalization for 2012 until both his U.S. and U.K. tax returns for 2012 are finalized and, as a result, we may make additional tax equalization and tax preparation payments at a later date. We expect Mr. Nachman's U.S. tax return to be finalized by October 15, 2013, which is the extended deadline to file 2012 tax returns, and his U.K. tax return to be finalized by January 31, 2014, which is the deadline to file tax returns for the taxable year running from April 6, 2012 to April 5, 2013.

(3) Mr. Krolik joined Yelp in July 2011. He did not receive any compensation from us for service in any capacity during 2010.

(4) Mr. Nachman's base salary was paid in British pounds sterling beginning May 9, 2012. The cost of living adjustment and stipend, as described in note (2) above, were also paid in British pounds sterling. All such amounts were converted using the interbank exchange rate in effect on the date of payment.

COMPENSATION PLANS AND ARRANGEMENTS

Employment Agreements

We entered into amended and restated employment letter agreements with each of our executive officers on February 3, 2012. The agreements do not provide for a specific employment term and our executive officers are employed on an at-will basis. The amended and restated employment letter agreements provide that our executive officers are eligible to participate in our incentive compensation programs, insurance programs and other employee benefit plans established by us, including our Severance Plan.

The executive officers' original offer letters provided for initial base salary, eligibility to participate in our standard benefit plans and in certain cases, initial stock option grants, but did not provide for severance, other than for Mr. Krolik, who was entitled to certain cash payments and equity acceleration in the event of his involuntary termination of employment following a change in control. Under the amended and restated agreements, however, our executive officers are eligible to participate in our Severance Plan. With respect to Mr. Krolik, the benefits available under the Severance Plan replaced the cash severance protections included in his original offer letter. The amended and restated agreements did not, however, modify the vesting or other terms of the executive officers' existing equity award agreements.

Severance Arrangements

Severance Plan. Each of our executives at the level of vice president or above, including our named executive officers, who is deemed to be an officer under Section 16 of the Exchange Act and selected by the Board is eligible to participate in the Severance Plan.

Each eligible participant who suffers an involuntary termination without cause or a constructive termination will be eligible to receive, provided that he signs a release of claims and complies with continuing obligations of confidentiality, (i) a lump sum cash payment equal to one year of his then-current base salary, (ii) a lump sum bonus payment equal to the actual cash bonus amount the participant would have earned for the year in which the termination occurred, if any, based on our actual performance, prorated for the period of active service and (iii) six months of company-paid health insurance coverage. In the event a participant suffers an involuntary termination without cause or a constructive termination in the same year as a change in control (as defined in our Severance Plan), the lump sum bonus payment will be equal to the actual cash bonus amount as if we achieved all of the goals under the bonus plan in the year in which the termination occurred and will not be pro-rated. Additionally, each participant who experiences an involuntary termination without cause or a constructive termination on or within 12 months following a change in control will receive accelerated vesting of 50% of the number of their unvested shares subject to each equity award held by such participant that was awarded after the adoption of the Severance Plan.

These benefits are subject to a "best after-tax" provision in the case the benefits would trigger excise tax penalties and loss of deductibility under Sections 280G and 4999 of the Code. This means that the executive officer will receive whichever of the following two alternative forms of payment would result in executive officer's receipt, on an after-tax basis, of the greater amount of the benefits notwithstanding that all or some portion of the benefit may be subject to the excise tax: (i) payment in full of the entire amount of the benefits, or (ii) payment of only a part of the benefit so that the executive officer receives the largest benefit possible without the imposition of the excise tax. If a participant has other severance benefits in another agreement with us, he or she will not receive double benefits.

Equity Awards. As noted in the Compensation Discussion and Analysis, prior to adopting our Severance Plan, we generally did not enter into employment agreements providing for post-employment compensation in the form of cash severance or continued employee benefits to our executive officers. Instead, we offered our executive officers change in control and severance protections in the form of limited rights to acceleration of vesting on a change in control and upon involuntary terminations of employment following a change in control. Most of the awards with vesting acceleration benefits vested in full prior to the time of our IPO (or upon the IPO as noted below). With regard to the awards with remaining acceleration benefits, in the event there is a change in control:

- 25% of the then-unvested shares subject to the stock options granted to Messrs. Stoppelman and Donaker for 1,601,039 shares of Class B Common Stock and 1,309,941 shares of Class B Common Stock, respectively, in January 2011 would vest upon the completion of such change in control. In addition, 50% of the then-unvested shares subject to these stock option awards vested upon our IPO in accordance with the applicable equity agreements.

- 50% of the total number of shares subject to the stock options granted to each of Messrs. Nachman and Wilson for 187,499 shares of Class B Common Stock and 187,500 shares of Class B Common Stock, respectively, in January 2011 would vest upon the elimination of the optionee's position, or a material reduction in his responsibilities as compared to his responsibilities prior to such change in control, within one year after the change in control.

- 50% of the then-unvested shares subject to the stock option for 32,812 shares of Class B Common Stock and the restricted stock award of 150,000 shares of Class B Common Stock granted to Mr. Krolik in July 2011would vest upon his termination without cause, or a material reduction in his responsibilities as compared to his responsibilities prior to such change in control, within one year after the change in control, subject to Mr. Krolik delivering to the Company and not revoking a release of claims.

Equity awards are also subject to potential vesting acceleration under the terms of our equity plans. For a summary of these terms, see "*—Equity Incentive Plans*" below.

Equity Incentive Plans

2012 Equity Incentive Plan

The terms of our 2012 Plan are as described in Proposal No. 2, provided that only 16,257,359 shares of Class A Common Stock are currently reserved for issuance under our 2012 Plan.

2011 Equity Incentive Plan

Our Board adopted, and our stockholders approved, our 2011 Plan in July 2011, as a successor to and continuation of our 2005 Plan discussed below. Effective as of July 2011, our Board terminated our 2005 Plan and provided that no further stock awards were to be granted under our 2005 Plan.

As of April 8, 2013, options to purchase 1,224,814 shares of our Class B Common Stock at a weighted-average exercise price per share of $8.39 remained outstanding under our 2011 Plan. No grants have been made under our 2011 Plan since the date of our initial public offering and no further awards will be granted under our 2011 Plan. All outstanding awards continue to be governed by their existing terms.

Our Board has delegated concurrent authority to administer our 2011 Plan to our Compensation Committee under the terms of the Compensation Committee's charter.

Our 2011 Plan provides that in the event of a specified corporate transaction, as defined under our 2011 Plan, the administrator will determine how to treat each outstanding stock award. The administrator may (i) arrange for the assumption, continuation or substitution of a stock award by a successor corporation; (ii) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation; (iii) accelerate the vesting of the stock award and provide for its termination prior to the transaction and arrange for the lapse of any reacquisition or repurchase rights held by us; or (iv) cancel the stock award prior to the transaction in exchange for a cash payment, which may be reduced by the exercise price payable in connection with the stock award. The administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner.

The administrator may provide, in an individual award agreement or in any other written agreement between a participant and us, that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change in control. In the absence of such a provision, no acceleration of the stock award will occur.

Amended and Restated 2005 Equity Incentive Plan

Our Board adopted, and our stockholders approved, our 2005 Plan in September 2005. Effective as of July 2011, our Board terminated our 2005 Plan and provided that no further stock awards were to be granted under our 2005 Plan. All outstanding stock awards under our 2005 Plan will continue to be governed by their existing terms.

Our Board has delegated concurrent authority to administer our 2005 Plan to our Compensation Committee under the terms of the Compensation Committee's charter.

In the event of a corporate transaction, including a reorganization, merger, consolidation, split-up, spin-off or combination, or a disposition of our securities, the administrator will determine how to treat each outstanding stock award. The administrator may (i) provide for the purchase of the stock award for cash had the stock award been exercisable, payable or fully vested, or provide for the replacement of the stock award with other rights or property determined by the administrator; (ii) provide that the stock award will be exercisable in full; (iii) provide for the assumption or substitution of the stock award by a successor corporation; (iv) adjust the number and type of securities or property subject to the stock award and/or the terms and conditions (including the grant or exercise price) of the stock award or stock awards that may be granted in the future; or (v) provide that the stock award will not be exercisable and will terminate immediately upon the consummation of the transaction, provided that for a specified period of time prior to the transaction, the stock award will be exercisable in full, the restrictions imposed on the shares subject to the stock award may be terminated and any repurchase price held by us will no longer be in effect.

2012 Employee Stock Purchase Plan

Our Board has adopted, and our stockholders have approved, our 2012 ESPP. As of April 8, 2013, the maximum aggregate number of shares of our Class A Common Stock that may be issued under our 2012 ESPP is 2,320,105 shares. Additionally, the number of shares of our Class A Common Stock reserved for issuance under our 2012 ESPP will increase automatically each year through and including January 1, 2022, by the least of (i) 2% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year; (ii) 5,000,000 shares of Class A Common Stock; or (iii) such lesser number as determined by our Board. Shares subject to purchase rights granted under our 2012 ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under our 2012 ESPP.

Our Board, or a duly authorized committee thereof, will administer our 2012 ESPP. Our Board has delegated concurrent authority to administer our 2012 ESPP to our Compensation Committee under the terms of the Compensation Committee's charter.

Our employees, including executive officers, or any employees of our designated affiliates may have to satisfy one or more of the following service requirements before participating in our 2012 ESPP, as determined by the administrator: (i) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year, or (ii) continuous employment with us or one of our affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. An employee may not be granted rights to purchase stock under our 2012 ESPP if such employee (i) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of our common stock, or (ii) holds rights to purchase stock under our 2012 ESPP that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.

The administrator may approve offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our Class A Common Stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under our 2012 ESPP. No offerings have been approved at this time.

Our 2012 ESPP permits participants to purchase shares of our Class A Common Stock through payroll deductions or other methods, if required by law, with up to 15% of their earnings. The purchase price of the shares will be not less than 85% of the lower of the fair market value of our Class A Common Stock on the first day of an offering or on the date of purchase.

A participant may not transfer purchase rights under our 2012 ESPP other than by will, the laws of descent and distribution or as otherwise provided under our 2012 ESPP.

In the event of a specified corporate transaction, such as our merger or change in control, a successor corporation may assume, continue or substitute each outstanding purchase right. If the successor corporation does not assume, continue or substitute for the outstanding purchase rights, the offering in progress will be shortened and a new exercise date will be set. The participants' purchase rights will be exercised on the new exercised date and such purchase rights will terminate immediately thereafter.

Our 2012 ESPP will remain in effect until terminated by the administrator in accordance with the terms of the 2012 ESPP. Our Board has the authority to amend, suspend or terminate or 2012 ESPP, at any time and for any reason.

Additional Benefits

We maintain a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under our 401(k) plan, employees may elect to defer a portion of their eligible compensation subject to applicable annual limits under the Code. We intend for the 401(k) plan to qualify under Section 401(a) and 501(a) of the Code so that contributions by employees to the 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan.

For a description of additional benefits we offer to our executive officers, including health and welfare benefits and the additional benefits provided to Mr. Nachman in connection with his secondment to Yelp UK Ltd., please see "*—Compensation Discussion and Analysis—Executive Compensation Components—Employee Benefits*."

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table shows certain information regarding outstanding equity awards at December 31, 2012 for the named executive officers. Each of the equity awards set forth below covers shares of our Class B Common Stock.

Outstanding Equity Awards At December 31, 2012

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)
Jeremy Stoppelman	1,012,827	588,212(1)	$ 7.16	01/05/2021	—	—
Rob Krolik	26,562	48,438(2)	$ 9.08	07/26/2021	—	—
	—	—	—	—	100,659(3)	$1,897,422(4)
Geoff Donaker	183,268	—	$ 0.064	06/20/2016	—	—
	404,440	—	$ 0.32	12/10/2017	—	—
	828,466	481,475(5)	$ 7.16	01/05/2021	—	—
Jed Nachman	96,875	—	$0.1962	07/30/2017	—	—
	77,500	—	$ 1.08	04/22/2018	—	—
	77,501	109,998(6)	$ 7.16	01/05/2021	—	—
Laurence Wilson	186,129	—	$ 0.32	11/04/2017	—	—
	67,706	119,794(7)	$ 7.16	01/25/2021	—	—

(1) For the first 12 months following the vesting commencement date of November 10, 2010, 13,342 shares vested monthly; for the second 12 months, 20,013 shares vested monthly; for the third 12 months, 26,684 shares vest monthly; for the fourth 12 months, 33,355 shares vest monthly; and for the fifth 12 months, the remainder of shares outstanding vest ratably.

(2) 25% of the shares underlying this option vested on July 27, 2012. Thereafter, the remaining shares vest in a series of 36 equal monthly installments.

(3) 25% of the shares underlying this award vested on July 27, 2012 and 2,466 shares vested on August 2012. Thereafter, 1/16 of the shares subject to the award (or remaining portion thereof, if smaller) vest on the twentieth day of each November, February, May and August thereafter until all shares are vested.

(4) Represents the market value of the unvested shares subject to the indicated restricted stock award based on the closing price of our Class A Common Stock on December 31, 2012, which was $18.85 per share. The value assumes that the fair market value of the shares of our Class B Common Stock, which is not listed or approved for trading on or with any securities exchange or association, is equal to the fair market value of shares of our Class A Common Stock.

(5) For the first 12 months following the vesting commencement date of November 10, 2010, 10,916 shares underlying the option vested monthly; for the second 12 months, 16,374 shares vested monthly; for the third 12 months, 21,833 shares vest monthly; for the fourth 12 months, 27,291 shares vest monthly; and for the fifth 12 months, the remainder of shares outstanding vest ratably.

(6) For the first 10 months following the vesting commencement date of August 10, 2011, 4,250 shares vested monthly; thereafter, 5,000 shares shall vest on a monthly basis for 29 months.

(7) The shares underlying the option vest ratably each month following the vesting commencement date of November 1, 2011 for a total of 36 months.

Option Exercises and Stock Vested

The following table shows certain information regarding option exercises and stock vested during the year ended December 31, 2012 with respect to the named executive officers.

Option Exercises and Stock Vested in the Year Ended December 31, 2012

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)(1)**	**Value Realized on Exercise ($)(2)**	**Number of Shares Acquired on Vesting (#)(1)**	**Value Realized on Vesting ($)(3)**
Jeremy Stoppelman	621,885	$15,249,548	—	—
Rob Krolik	—	—	49,341	$957,831
Geoff Donaker	140,000	3,020,990	—	—

(1) In each case, the shares exercised or vested were shares of our Class B Common Stock. However, upon each exercise Messrs. Stoppelman and Donaker sold such shares of Class B Common Stock, resulting in their automatic conversion into shares of Class A Common Stock on a share-for-share basis.

(2) The value realized is calculated as the difference between the closing price of our Class A Common Stock on the date of exercise and the applicable exercise price of such options, multiplied by the number of shares underlying the options that were exercised. The value assumes that the fair market value of the shares of our Class B Common Stock is equal to the fair market value of shares of our Class A Common Stock. However, as noted above, upon each exercise Messrs. Stoppelman and Donaker sold the exercised shares. The aggregate value realized upon such sales, calculated as the difference between the actual sales price of the shares underlying the options exercised and the applicable aggregate exercise price of such options, was $15,604,222 for Mr. Stoppelman and $3,034,857 for Mr. Donaker.

(3) The value realized equals the closing price of our Class A Common Stock on each vesting date or, if the vesting date fell on a non-trading day, the closing price on the trading day preceding the vesting date, multiplied by the number of shares vested on that date. The value assumes that the fair market value of the shares of our Class B Common Stock is equal to the fair market value of shares of our Class A Common Stock.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table sets forth quantitative estimates of the benefits that each of our named executive officers would be entitled to in connection with certain termination and change in control events pursuant to the Severance Plan and pursuant to the terms of their equity awards. The table assumes that the qualifying termination or change in control event, as applicable, occurred on December 31, 2012.

Name	Lump Sum Cash Severance Payment ($)(1)	Continuation of Benefits ($)(2)	Value of Equity Acceleration ($)	Total ($)
Jeremy Stoppelman				
Qualifying Termination[3]	$300,000	$2,510	—	$ 302,510
Change in Control[4]	—	—	$1,719,050[5]	1,719,050
Qualifying Termination Upon Change in Control[6]	300,000	2,510	1,719,050[4][5]	2,021,560
Rob Krolik				
Qualifying Termination[3]	300,000	4,850	—	304,850
Change in Control	—	—	—	—
Qualifying Termination Upon Change in Control[6]	300,000	4,850	1,185,331[7]	1,490,181
Geoff Donaker				
Qualifying Termination[3]	300,000	4,850	—	304,850
Change in Control[4]	—	—	1,407,102[5]	1,407,102
Qualifying Termination Upon Change in Control[6]	300,000	4,850	1,407,102[4][5]	1,711,952
Jed Nachman				
Qualifying Termination[3]	302,414	4,850	—	307,264
Change in Control	—	—	—	—
Qualifying Termination Upon Change in Control[6]	302,414	4,850	1,095,926[5][8]	1,403,190
Laurence Wilson				
Qualifying Termination[3]	300,000	2,360	—	302,360
Change in Control	—	—	—	—
Qualifying Termination Upon Change in Control[6]	300,000	2,360	1,095,938[5][8]	1,398,298

(1) Represents one year of the executive officer's base salary in effect as of December 31, 2012. The amount indicated does not include the payment of any accrued salary or vacation that may be due upon termination of employment. Mr. Nachman's base salary of £187,126 is converted using the interbank exchange rate in effect on December 31, 2012 of $1.6161 to £1.00.

(2) Represents six months of payments of premiums for continued health insurance coverage under COBRA, assuming in each case that the executive officer timely elects to receive the benefits. Under the Severance Plan, we would continue to pay such premiums for six months unless the executive officer earlier (i) becomes eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment or (ii) loses eligibility for continuation coverage under COBRA.

(3) Represents benefits payable under the Severance Plan upon an involuntary termination without cause or a constructive termination (as such terms are defined in the Severance Plan).

(4) Represents vesting acceleration upon a change in control under the terms of an equity award held by such executive officer.

(5) The value is calculated as (a) the difference between $18.85, the closing price of our Class A Common Stock on December 31, 2012, and the exercise price of the applicable option, multiplied by (b) the number of unvested options subject to accelerated vesting held by the applicable named executive officer. Assumes that the fair market value of the shares of our Class B Common is equal to the fair market value of shares of our Class A Common Stock.

(6) Represents (i) benefits payable under the Severance Plan upon an involuntary termination without cause or a constructive termination that occurs on or within the 12 months following a change in control (as such terms are defined in the Severance Plan) and (ii) vesting acceleration under the terms of equity awards held by such executive officer. As of December 31, 2012, the executive officers did not hold any equity awards that were granted after the adoption of the Severance Plan. As a result, none of the executive officers are entitled to vesting acceleration under the Severance Plan. However, each of the executive officers is entitled to certain vesting acceleration under outstanding equity award agreements, as indicated.

(7) Under his equity award agreements, Mr. Krolik is entitled to certain vesting acceleration if, within one year following a change in control, he is terminated without cause or there is a material reduction in his responsibilities. The value of the vesting acceleration is calculated as the sum of (a) the number of unvested shares underlying Mr. Krolik's restricted stock award subject to accelerated vesting multiplied by $18.85, the closing price of our Class A Common Stock on December 31, 2012, and (b) the amount described in note (5) above. Assumes that the fair market value of the shares of our Class B Common is equal to the fair market value of shares of our Class A Common Stock.

(8) Under their equity award agreements, each of Messrs. Nachman and Wilson is entitled to certain vesting acceleration if, within one year following a change in control, there is an elimination of his position or there is a material reduction in his responsibilities.

TRANSACTIONS WITH RELATED PERSONS

RELATED-PERSON TRANSACTIONS POLICY AND PROCEDURES

We have adopted a written Related-Person Transactions Policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of "related-person transactions." For purposes of our policy only, a "related-person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Company and any "related person" are participants involving an amount that exceeds $100,000. Transactions involving compensation for services provided to the Company as an employee, director or consultant are not covered by this policy. A related person is any executive officer, director or more than five percent stockholder of the Company, including any of their immediate family members, and any entity owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to the Audit Committee (or, where Audit Committee approval would be inappropriate, to another independent committee of the Board) for consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to the Company of the transaction and whether any alternative transactions were available. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders.

In considering related-person transactions, the Audit Committee takes into account the relevant available facts and circumstances including, but not limited to (a) the risks, costs and benefits to the Company, (b) the impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. The policy requires that, in determining whether to approve, ratify or reject a related-person transaction, the Audit Committee consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the best interests of the Company and our stockholders, as the Audit Committee determines in the good faith exercise of its discretion.

CERTAIN RELATED-PERSON TRANSACTIONS

Other than compensation arrangements, we describe below transactions and series of similar transactions, during the year ended December 31, 2012, to which we were or will be a party, in which:

- the amounts involved exceeded or will exceed $120,000; and
- any of our directors, executive officers or holders of more than five percent of any class of our common stock, or any immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

For complete descriptions of compensation arrangements for our directors and named executive officers, see "*Information Regarding the Board of Directors and Corporate Governance—Director Compensation*" and "*Executive Compensation,*" respectively.

Investor Rights Agreement

On January 22, 2010, we entered into a Fourth Amended and Restated Investor Rights Agreement with holders of our then-outstanding preferred stock, including entities with which certain of our directors are affiliated. As of December 31, 2012, the holders of up to 35,816,772 shares of our Class B Common Stock are entitled to certain rights with respect to the registration of their shares.

The Yelp Foundation

In November 2011, our Board approved the establishment of The Yelp Foundation, a non-profit organization designed to support consumers and businesses in the communities in which we operate. Messrs. Stoppelman, Donaker, Krolik and Wilson are officers and directors of The Yelp Foundation. In the quarter ended December 31, 2011, our Board approved the contribution and issuance to The Yelp Foundation of 520,000 shares of our common stock. The Yelp Foundation sold 50,000 of these shares in our initial public offering in March 2012 for net proceeds of $697,500 before expenses. The Yelp Foundation currently holds 470,000 shares of Class B Common Stock, representing less than 1% of our outstanding capital stock. As described in the "*Executive Compensation*" section, The Yelp Foundation also made matching charitable donations on behalf of Messrs. Stoppelman, Krolik, Donaker and Wilson in 2012, as reflected in the Summary Compensation Table.

Indemnification

Our Amended and Restated Certificate of Incorporation and Bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law. In addition to the indemnification required in our Amended and Restated Certificate of Incorporation and Bylaws, we have entered into indemnification agreements with each of our current directors, officers and certain employees. These agreements provide for the indemnification of such persons for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. We have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for Notices of Internet Availability of Proxy Materials or other Annual Meeting materials with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials or other Annual Meeting materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, we and a number of brokers with account holders who are Yelp stockholders will be "householding" our proxy materials. A single Notice of Internet Availability of Proxy Materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from us (if you are a stockholder of record) or your broker (if you are a beneficial owner) that we or they, as applicable, will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice of Internet Availability of Proxy Materials, or if you currently receive multiple copies and would like to request "householding" of your communications, please notify the Company or your broker. Direct your written request to the Company to Corporate Secretary, Yelp Inc., 706 Mission Street, San Francisco, California 94103 or contact our Corporate Secretary at (415) 908-3801.

OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

Laurence Wilson
Secretary

April 23, 2013

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended December 31, 2012 is available without charge upon written request to: Corporate Secretary, Yelp Inc., 706 Mission Street, San Francisco, California 94103.

ANNEX A

YELP INC.

2012 EQUITY INCENTIVE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: JANUARY 25, 2012
APPROVED BY THE STOCKHOLDERS: FEBRUARY 24, 2012
IPO DATE/EFFECTIVE DATE: MARCH 1, 2012
AMENDED BY THE BOARD OF DIRECTORS: JANUARY 30, 2013
APPROVED BY THE STOCKHOLDERS: JUNE 5, 2013

1. GENERAL.

(a) Successor to and Continuation of Prior Plan. The Plan is intended as the successor to and continuation of the Yelp! 2011 Equity Incentive Plan, as amended (the "***Prior Plan***"). From and after 12:01 a.m. Pacific time on the Effective Date, no additional stock awards will be granted under the Prior Plan. All Awards granted on or after 12:01 a.m. Pacific Time on the Effective Date will be granted under this Plan. All stock awards granted under the Prior Plan will remain subject to the terms of the Prior Plan.

(i) Any shares that would otherwise remain available for future grants under the Prior Plan as of 12:01 a.m. Pacific Time on the Effective Date (the "***Prior Plan's Available Reserve***") will cease to be available under the Prior Plan at such time. Instead, that number of shares of Common Stock equal to the Prior Plan's Available Reserve will be added to the Share Reserve (as further described in Section 3(a) below) and be then immediately available for grants and issuance pursuant to Stock Awards hereunder, up to the maximum number set forth in Section 3(a) below.

(ii) In addition, from and after 12:01 a.m. Pacific time on the Effective Date, with respect to the aggregate number of shares subject, at such time, to outstanding stock awards granted under either the Prior Plan or the Yelp! Inc. Amended and Restated 2005 Equity Incentive Plan that would, but for the operation of this sentence, subsequently return to the share reserve of the Prior Plan by operation of Sections 1(a) and 3(a) of the Prior Plan (such shares the "***Returning Shares***"), such shares will not return to the reserve of the Prior Plan, and instead that number of shares of Common Stock equal to the Returning Shares will immediately be added to the Share Reserve (as further described in Section 3(a) below) as and when the such a share becomes a Returning Share, up to the maximum number set forth in Section 3(a) below.

(b) Eligible Award Recipients. Employees, Directors and Consultants are eligible to receive awards.

(c) Available Awards. The Plan provides for the grant of the following Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) Stock Appreciation Rights (iv) Restricted Stock Awards, (v) Restricted Stock Unit Awards, (vi) Performance Stock Awards, (vii) Performance Cash Awards, and (viii) Other Stock Awards.

(d) Purpose. This Plan, through the granting of Awards, is intended to help the Company secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate, and provide a means by which the eligible recipients may benefit from increases in value of the Common Stock.

2. ADMINISTRATION.

(a) Administration by Board. The Board will administer the Plan. The Board may delegate administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b) Powers of Board. The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine: (A) who will be granted Awards; (B) when and how each Award will be granted; (C) what type of Award will be granted; (D) the provisions of each Award (which need not be identical), including when a person will be permitted to exercise or otherwise receive cash or Common Stock under the Award; (E) the number of shares of Common Stock subject to, or the cash value of, an Award; and (F) the Fair Market Value applicable to a Stock Award.

(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for administration of the Plan and Awards. The Board, in the exercise of these powers, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement or in the written terms of a Performance Cash Award, in a manner and to the extent it will deem necessary or expedient to make the Plan or Award fully effective.

(iii) To settle all controversies regarding the Plan and Awards granted under it.

(iv) To accelerate, in whole or in part, the time at which an Award may be exercised or vest (or at which cash or shares of Common Stock may be issued).

(v) To suspend or terminate the Plan at any time. Except as otherwise provided in the Plan or an Award Agreement, suspension or termination of the Plan will not materially impair a Participant's rights under his or her then-outstanding Award without his or her written consent.

(vi) To amend the Plan in any respect the Board deems necessary or advisable, including, without limitation, by adopting amendments relating to Incentive Stock Options and certain nonqualified deferred compensation under Section 409A of the Code and/or to bring the Plan or Awards granted under the Plan into compliance therewith, subject to the limitations, if any, of applicable law. If required by applicable law or listing requirements, and except as provided in Section 9(a) relating to Capitalization Adjustments, the Company will seek stockholder approval of any amendment of the Plan that (A) materially increases the number of shares of Common Stock available for issuance under the Plan, (B) materially expands the class of individuals eligible to receive Awards under the Plan, (C) materially increases the benefits accruing to Participants under the Plan, (D) materially reduces the price at which shares of Common Stock may be issued or purchased under the Plan, (E) materially extends the term of the Plan, or (F) materially expands the types of Awards available for issuance under the Plan. Except as otherwise provided in the Plan or an Award Agreement, no amendment of the Plan will materially impair that Participant's rights under an outstanding Award without his or her written consent.

(vii) To submit any amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of (A) Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to Covered Employees, (B) Section 422 of the Code regarding "incentive stock options" or (C) Rule 16b-3.

(viii) To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more outstanding Awards. Except with respect to amendments that disqualify or impair the status of an Incentive Stock Option or as otherwise provided in the Plan or an Award Agreement, no amendment of an outstanding Award will materially impair that Participant's rights under his or her outstanding Award without his or her written consent. To be clear, unless prohibited by applicable law, the Board may amend the terms of an Award without the affected Participant's consent if necessary (A) to maintain the qualified status of the Award as an Incentive Stock Option, (B) to clarify the manner of exemption from, or to bring the Award into compliance with, Section 409A of the Code, or (C) to comply with other applicable laws.

(ix) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(x) To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees, Directors or Consultants who are foreign nationals or employed outside the United States.

(xi) To effect, with the consent of any adversely affected Participant, (A) the reduction of the exercise, purchase or strike price of any outstanding Stock Award; (B) the cancellation of any outstanding Stock Award and the grant in substitution therefor of a new (1) Option or SAR, (2) Restricted Stock Award, (3) Restricted Stock Unit Award, (4) Other Stock Award, (5) cash award and/or (6) award of other valuable consideration determined by the Board, in its sole discretion, with any such substituted award (x) covering the same or a different number of shares of Common Stock as the cancelled Stock Award and (y) granted under the Plan or another equity or compensatory plan of the Company; or (C) any other action that is treated as a repricing under generally accepted accounting principles.

(c) Delegation to Committee.

(i) General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee). Any delegation of administrative powers will be reflected in resolutions, not inconsistent with the provisions of the Plan, adopted from time to time by the Board or Committee (as applicable). The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii) Section 162(m) and Rule 16b-3 Compliance. The Committee may consist solely of two or more Outside Directors, in accordance with Section 162(m) of the Code, or solely of two or more Non-Employee Directors, in accordance with Rule 16b-3.

(d) Delegation to an Officer. The Board may delegate to one (1) or more Officers the authority to do one or both of the following (i) designate Employees who are not Officers to be recipients of Options and SARs (and, to the extent permitted by applicable law, other Stock Awards) and, to the extent permitted by applicable law, the terms of such rights and options, and (ii) determine the number of shares of Common Stock to be subject to such Stock Awards granted to such Employees; *provided, however*, that the Board resolutions regarding such delegation will specify the total number of shares of Common Stock that may be subject to the Stock Awards granted by such Officer and that such Officer may not grant a Stock Award to himself or herself. Any such Stock Awards will be granted on the form of Stock Award Agreement most recently approved for use by the Committee or the Board, unless otherwise provided in the resolutions approving the delegation authority. The Board may not delegate authority to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) to determine the Fair Market Value pursuant to Section 13(x)(iii) below.

(e) Effect of Board's Decision. All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3. SHARES SUBJECT TO THE PLAN.

(a) Share Reserve. Subject to Section 9(a) relating to Capitalization Adjustments, and the following sentence regarding the annual increase, the aggregate number of shares of Common Stock that may be issued pursuant to Stock Awards will not exceed 18,257,359 shares (the "***Share Reserve***"), which number is the sum of (i) the 3,575,500[1] shares that were initially reserved for issuance and approved by stockholders on February 24, 2012; (ii) the 2,000,000 shares that were approved by stockholders on June 5, 2013, the date of the Company's 2013 Annual Meeting of Stockholders; (iii) the 2,540,210 shares subject to the January 1, 2013 annual increase; (iv) the 146,739 shares subject to the Prior Plan's Available Reserve; and (v) the number of shares that are Returning Shares, as such shares become available from time to time, in an amount not to exceed 9,994,910[2] shares. In addition, the Share Reserve will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1, 2013 and ending on (and including) January 1, 2022, in an amount equal to 4.0% of the total number of shares of Capital Stock outstanding on December 31st of the preceding calendar year. Notwithstanding the foregoing, the Board may act prior to January 1st of a given year to provide that there will be no January 1st increase in the Share Reserve for such year or that the increase in the Share Reserve for such year will be a lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence. For clarity, the Share Reserve in this Section 3(a) is a limitation on the number of shares of Common Stock that may be issued pursuant to the Plan. Accordingly, this Section 3(a) does not limit the granting of Stock Awards except as provided in Section 7 (a). Shares may be issued in connection with a merger or acquisition as permitted by NASDAQ Listing Rule 5635(c) or, if applicable, NYSE Listed Company Manual Section 303A.08, AMEX Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.

(b) Reversion of Shares to the Share Reserve. If a Stock Award or any portion thereof (i) expires or otherwise terminates without all of the shares covered by such Stock Award having been issued or (ii) is settled in cash (*i.e.*, the Participant receives cash rather than stock), such expiration, termination or settlement will not reduce (or otherwise offset) the number of shares of Common Stock that may be available for issuance under the Plan. If any shares of Common Stock issued pursuant to a Stock Award are forfeited back to or repurchased by the Company because of the failure to meet a contingency or condition required to vest such shares in the Participant, then the shares that are forfeited or repurchased will revert to and again become available for issuance under the Plan. Any shares reacquired by the Company in satisfaction of tax withholding obligations on a Stock Award or as consideration for the exercise or purchase price of a Stock Award will again become available for issuance under the Plan.

(c) Incentive Stock Option Limit. Subject to the provisions of Section 9(a) relating to Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options will be 27,500,000[3] shares of Common Stock.

(d) Section 162(m) Limitations. Subject to the provisions of Section 9(a) relating to Capitalization Adjustments, at such time as the Company may be subject to the applicable provisions of Section 162(m) of the Code: (i) a maximum of 2,000,000[4] shares of Common Stock subject to Options, SARs and Other Stock Awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the Fair Market Value on the date the Stock Award is granted may be granted to any one Participant during any one calendar year, (ii) a maximum of 2,000,000[5] shares of Common Stock subject to Performance Stock Awards may be granted to any one Participant during any one calendar year (whether the grant, vesting or exercise is contingent upon the attainment during the Performance Period of the Performance Goals) and (iii) a maximum of $2,000,000 may be granted as a Performance Cash Award to any one Participant during any one calendar year.

(e) Source of Shares. The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

---

[1] The initial 14,302,000 shares reserved for issuance were adjusted to 3,575,500 pursuant to the one-for-four reverse stock split effective February 2, 2012.

[2] The maximum number of Returning Shares was adjusted from 39,979,643 to 9,994,910 pursuant to the one-for-four reverse stock split effective February 2, 2012.

[3] This share limit was adjusted from 110,000,000 to 27,500,000 pursuant to the one-for-four reverse stock split effective February 2, 2012.

[4] This share limit was adjusted from 8,000,000 to 2,000,000 pursuant to the one-for-four reverse stock split effective February 2, 2012.

[5] This share limit was adjusted from 8,000,000 to 2,000,000 pursuant to the one-for-four reverse stock split effective February 2, 2012.

4. ELIGIBILITY.

(a) Eligibility for Specific Stock Awards. Incentive Stock Options may be granted only to employees of the Company or a "parent corporation" or "subsidiary corporation" thereof (as such terms are defined in Sections 424(e) and 424(f) of the Code). Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants; *provided, however*, that Stock Awards may not be granted to Employees, Directors and Consultants who are providing Continuous Service only to any "parent" of the Company, as such term is defined in Rule 405 of the Securities Act, unless (i) the stock underlying such Stock Awards is treated as "service recipient stock" under Section 409A of the Code (for example, because the Stock Awards are granted pursuant to a corporate transaction such as a spin off transaction), (ii) the Company, in connection with its legal counsel, has determined that such Stock Awards are otherwise exempt from Section 409A of the Code, or (iii) the Company, in connection with its legal counsel, has determined that such Stock Awards comply with the distribution requirements of Section 409A of the Code.

(b) Ten Percent Stockholders. A Ten Percent Stockholder will not be granted an Incentive Stock Option unless the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant and the Option is not exercisable after the expiration of five years from the date of grant.

5. PROVISIONS RELATING TO OPTIONS AND STOCK APPRECIATION RIGHTS.

Each Option or SAR will be in such form and will contain such terms and conditions as the Board deems appropriate. All Options will be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, or if an Option is designated as an Incentive Stock Option but some portion or all of the Option fails to qualify as an Incentive Stock Option under the applicable rules, then the Option (or portion thereof) will be a Nonstatutory Stock Option. The provisions of separate Options or SARs need not be identical; *provided, however*, that each Award Agreement will conform to (through incorporation of provisions hereof by reference in the applicable Award Agreement or otherwise) the substance of each of the following provisions:

(a) Term. Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of ten years from the date of its grant or such shorter period specified in the Award Agreement.

(b) Exercise Price. Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will be not less than 100% of the Fair Market Value of the Common Stock subject to the Option or SAR on the date the Award is granted. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value of the Common Stock subject to the Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Section 409A and, if applicable, Section 424(a) of the Code. Each SAR will be denominated in shares of Common Stock equivalents.

(c) Purchase Price for Options. The purchase price of Common Stock acquired pursuant to the exercise of an Option may be paid, to the extent permitted by applicable law and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board will have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to use a particular method of payment. The permitted methods of payment are as follows:

(i) by cash, check, bank draft or money order payable to the Company;

(ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock;

(iv) if an option is a Nonstatutory Stock Option, by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; *provided, however*, that the Company will accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued. Shares of Common Stock will no longer be subject to an Option and will not be exercisable thereafter to the extent that (A) shares issuable upon exercise are reduced to pay the exercise price pursuant to the "net exercise," (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

(v) in any other form of legal consideration that may be acceptable to the Board and specified in the applicable Award Agreement.

(d) Exercise and Payment of a SAR. To exercise any outstanding SAR, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Appreciation Right Agreement evidencing such SAR. The appreciation distribution payable on the exercise of a SAR will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the SAR) of a number of shares of Common Stock equal to the number of Common Stock equivalents in which the Participant is vested under such SAR, and with respect to which the Participant is exercising the SAR on such date, over (B) the strike price. The appreciation distribution may be paid in Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the Award Agreement evidencing such SAR.

(e) Transferability of Options and SARs. The Board may, in its sole discretion, impose such limitations on the transferability of Options and SARs as the Board will determine. In the absence of such a determination by the Board to the contrary, the following restrictions on the transferability of Options and SARs will apply:

(i) Restrictions on Transfer. An Option or SAR will not be transferable except by will or by the laws of descent and distribution (or pursuant to subsections (ii) and (iii) below), and will be exercisable during the lifetime of the Participant only by the Participant. The Board may permit transfer of the Option or SAR in a manner that is not prohibited by applicable tax and securities laws. Except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration.

(ii) Domestic Relations Orders. Subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to the terms of a domestic relations order or official marital settlement agreement. If an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

(iii) Beneficiary Designation. Subject to the approval of the Board or a duly authorized Officer, a Participant may, by delivering written notice to the Company, in a form approved by the Company (or the designated broker), designate a third party who, on the death of the Participant, will thereafter be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. In the absence of such a designation, the executor or administrator of the Participant's estate will be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. However, the Company may prohibit designation of a beneficiary at any time, including due to any conclusion by the Company that such designation would be inconsistent with the provisions of applicable laws.

(f) Vesting Generally. The total number of shares of Common Stock subject to an Option or SAR may vest and therefore become exercisable in periodic installments that may or may not be equal. The Option or SAR may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of Performance Goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options or SARs may vary. The provisions of this Section 5(f) are subject to any Option or SAR provisions governing the minimum number of shares of Common Stock as to which an Option or SAR may be exercised.

(g) Termination of Continuous Service. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if a Participant's Continuous Service terminates (other than for Cause and other than upon the Participant's death or Disability), the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Award as of the date of termination of Continuous Service) within the period of time ending on the earlier of (i) the date three months following the termination of the Participant's Continuous Service and (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the applicable time frame, the Option or SAR will terminate.

(h) Extension of Termination Date. If the exercise of an Option or SAR following the termination of the Participant's Continuous Service (other than for Cause and other than upon the Participant's death or Disability) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option or SAR will terminate on the earlier of (i) the expiration of a total period of three months (that need not be consecutive) after the termination of the Participant's Continuous Service during which the exercise of the Option or SAR would not be in violation of such registration requirements, and (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Agreement. In addition, unless otherwise provided in a Participant's Award Agreement, if the sale of any Common Stock received on exercise of an Option or SAR following the termination of the Participant's Continuous Service (other than for Cause) would violate the Company's insider trading policy, then the Option or SAR will terminate on the earlier of (i) the expiration of a period of months (that need not be consecutive) equal to the applicable post-termination exercise period after the termination of the Participant's Continuous Service during which the sale of the Common Stock received upon exercise of the Option or SAR would not be in violation of the Company's insider trading policy, or (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Agreement.

(i) Disability of Participant. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if a Participant's Continuous Service terminates as a result of the Participant's Disability, the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Option or SAR as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date 12 months following such termination of Continuous Service and (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the applicable time frame, the Option or SAR (as applicable) will terminate.

(j) Death of Participant. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if (i) a Participant's Continuous Service terminates as a result of the Participant's death, or (ii) the Participant dies within the period (if any) specified in the Award Agreement for exercisability after the termination of the Participant's Continuous Service for a reason other than death, then the Option or SAR may be exercised (to the extent the Participant was entitled to exercise such Option or SAR as of the date of death) by the Participant's estate, by a person who acquired the right to exercise the Option or SAR by bequest or inheritance or by a person designated to exercise the Option or SAR upon the Participant's death, but only within the period ending on the earlier of (i) the date 18 months following the date of death and (ii) the expiration of the term of such Option or SAR as set forth in the Award Agreement. If, after the Participant's death, the Option or SAR is not exercised within the applicable time frame, the Option or SAR will terminate.

(k) Termination for Cause. Except as explicitly provided otherwise in a Participant's Award Agreement, if a Participant's Continuous Service is terminated for Cause, the Option or SAR will terminate upon the date on which the event giving rise to the termination for Cause first occurred, and the Participant will be prohibited from exercising his or her Option or SAR from and after the date on which the event giving rise to the termination for Cause first occurred (or, if required by law, the date of termination of Continuous Service).

(l) Non-Exempt Employees. If an Option or SAR is granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the Option or SAR will not be first exercisable for any shares of Common Stock until at least six (6) months following the date of grant of the Option or SAR (although the Award may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (i) if such non-exempt Employee dies or suffers a Disability, (ii) upon a Corporate Transaction in which such Option or SAR is not assumed, continued, or substituted, (iii) upon a Change in Control, or (iv) upon the Participant's retirement (as such term may be defined in the Participant's Award Agreement in another agreement between the Participant and the Company, or, if no such definition, in accordance with the Company's then current employment policies and guidelines), the vested portion of any Options and SARs may be exercised earlier than six months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting or issuance of any shares under any other Stock Award will be exempt from the employee's regular rate of pay, the provisions of this Section 5(l) will apply to all Stock Awards and are hereby incorporated by reference into such Stock Award Agreements.

6. PROVISIONS OF STOCK AWARDS OTHER THAN OPTIONS AND SARs.

(a) Restricted Stock Awards. Each Restricted Stock Award Agreement will be in such form and will contain such terms and conditions as the Board will deem appropriate. To the extent consistent with the Company's bylaws, at the Board's election, shares of Common Stock may be (x) held in book entry form subject to the Company's instructions until any restrictions relating to the Restricted Stock Award lapse; or (y) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. The terms and conditions of Restricted Stock Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Award Agreements need not be identical. Each Restricted Stock Award Agreement will conform to (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. A Restricted Stock Award may be awarded in consideration for (A) cash, check, bank draft or money order payable to the Company, (B) past services to the Company or an Affiliate, or (C) any other form of legal consideration (including future services) that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii) Vesting. Shares of Common Stock awarded under the Restricted Stock Award Agreement may be subject to forfeiture to the Company in accordance with a vesting schedule to be determined by the Board.

(iii) Termination of Participant's Continuous Service. If a Participant's Continuous Service terminates, the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Common Stock held by the Participant that have not vested as of the date of termination of Continuous Service under the terms of the Restricted Stock Award Agreement.

(iv) Transferability. Rights to acquire shares of Common Stock under the Restricted Stock Award Agreement will be transferable by the Participant only upon such terms and conditions as are set forth in the Restricted Stock Award Agreement, as the Board will determine in its sole discretion, so long as Common Stock awarded under the Restricted Stock Award Agreement remains subject to the terms of the Restricted Stock Award Agreement.

(v) Dividends. A Restricted Stock Award Agreement may provide that any dividends paid on Restricted Stock will be subject to the same vesting and forfeiture restrictions as apply to the shares subject to the Restricted Stock Award to which they relate.

(b) Restricted Stock Unit Awards. Each Restricted Stock Unit Award Agreement will be in such form and will contain such terms and conditions as the Board will deem appropriate. The terms and conditions of Restricted Stock Unit Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Agreements need not be identical. Each Restricted Stock Unit Award Agreement will conform to (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Common Stock subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each share of Common Stock subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii) Vesting. At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions on or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate.

(iii) Payment. A Restricted Stock Unit Award may be settled by the delivery of shares of Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Agreement.

(iv) Additional Restrictions. At the time of the grant of a Restricted Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the shares of Common Stock (or their cash equivalent) subject to a Restricted Stock Unit Award to a time after the vesting of such Restricted Stock Unit Award.

(v) Dividend Equivalents. Dividend equivalents may be credited in respect of shares of Common Stock covered by a Restricted Stock Unit Award, as determined by the Board and contained in the Restricted Stock Unit Award Agreement. At the sole discretion of the Board, such dividend equivalents may be converted into additional shares of Common Stock covered by the Restricted Stock Unit Award in such manner as determined by the Board. Any additional shares covered by the Restricted Stock Unit Award credited by reason of such dividend equivalents will be subject to all of the same terms and conditions of the underlying Restricted Stock Unit Award Agreement to which they relate.

(vi) Termination of Participant's Continuous Service. Except as otherwise provided in the applicable Restricted Stock Unit Award Agreement, such portion of the Restricted Stock Unit Award that has not vested will be forfeited upon the Participant's termination of Continuous Service.

(c) Performance Awards.

(i) Performance Stock Awards. A Performance Stock Award is a Stock Award (covering a number of shares not in excess of that set forth in Section 3(d) above) that is payable (including that may be granted, vest or exercised) contingent upon the attainment during a Performance Period of certain Performance Goals. A Performance Stock Award may, but need not, require the completion of a specified period of Continuous Service. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained will be conclusively determined by the Committee (or, if not required for compliance with Section 162(m) of the Code, the Board), in its sole discretion. In addition, to the extent permitted by applicable law and the applicable Award Agreement, the Board may determine that cash may be used in payment of Performance Stock Awards.

(ii) Performance Cash Awards. A Performance Cash Award is a cash award (for a dollar value not in excess of that set forth in Section 3(d) above) that is payable contingent upon the attainment during a Performance Period of certain Performance Goals. A Performance Cash Award may also require the completion of a specified period of Continuous Service. At the time of grant of a Performance Cash Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained will be conclusively determined by the Committee (or, if not required for compliance with Section 162(m) of the Code, the Board), in its sole discretion. The Board may specify the form of payment of Performance Cash Awards, which may be cash or other property, or may provide for a Participant to have the option for his or her Performance Cash Award, or such portion thereof as the Board may specify, to be paid in whole or in part in cash or other property.

(iii) Section 162(m) Compliance. Unless otherwise permitted in compliance with the requirements of Section 162(m) of the Code with respect to an Award intended to qualify as "performance-based compensation" thereunder, the Committee will establish the Performance Goals applicable to, and the formula for calculating the amount payable under, the Award no later than the earlier of (a) the date 90 days after the commencement of the applicable Performance Period, and (b) the date on which 25% of the Performance Period has elapsed, and in any event at a time when the achievement of the applicable Performance Goals remains substantially uncertain. Prior to the payment of any compensation under an Award intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Committee will certify the extent to which any Performance Goals and any other material terms under such Award have been satisfied (other than in cases where such relate solely to the increase in the value of the Common Stock). Notwithstanding satisfaction of any completion of any Performance Goals, the number of shares of Common Stock, Options, cash or other benefits granted, issued, retainable and/or vested under an Award on account of satisfaction of such Performance Goals may be reduced by the Committee on the basis of such further considerations as the Committee, in its sole discretion, will determine.

(d) Other Stock Awards. Other forms of Stock Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value of the Common Stock at the time of grant) may be granted either alone or in addition to Stock Awards provided for under Section 5 and the preceding provisions of this Section 6. Subject to the provisions of the Plan, the Board will have sole and complete authority to determine the persons to whom and the time or times at which such Other Stock Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Stock Awards and all other terms and conditions of such Other Stock Awards.

7. COVENANTS OF THE COMPANY.

(a) Availability of Shares. The Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy then-outstanding Awards.

(b) Securities Law Compliance. The Company will seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; *provided, however*, that this undertaking will not require the Company to register under the Securities Act the Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Stock Awards unless and until such authority is obtained. A Participant will not be eligible for the grant of an Award or the subsequent issuance of cash or Common Stock pursuant to the Award if such grant or issuance would be in violation of any applicable securities law.

(c) No Obligation to Notify or Minimize Taxes. The Company will have no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Stock Award. Furthermore, the Company will have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award.

8. MISCELLANEOUS.

(a) Use of Proceeds from Sales of Common Stock. Proceeds from the sale of shares of Common Stock pursuant to Awards will constitute general funds of the Company.

(b) Corporate Action Constituting Grant of Stock Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement as a result of a clerical error in the papering of the Award Agreement, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement.

(c) Stockholder Rights. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to an Award unless and until (i) such Participant has satisfied all requirements for exercise of, or the issuance of shares under, the Award pursuant to its terms, and (ii) the issuance of the Common Stock subject to such Award has been entered into the books and records of the Company.

(d) No Employment or Other Service Rights. Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or will affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

(e) Change in Time Commitment. In the event a Participant's regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board has the right in its sole discretion to (x) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (y) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced.

(f) Incentive Stock Option Limitations. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with the rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(g) Investment Assurances. The Company may require a Participant, as a condition of exercising or acquiring Common Stock under any Award, (i) to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Award for the Participant's own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, will be inoperative if (A) the issuance of the shares upon the exercise or acquisition of Common Stock under the Award has been registered under a then currently effective registration statement under the Securities Act, or (B) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

(h) Withholding Obligations. Unless prohibited by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any federal, state or local tax withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; *provided, however,* that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law (or such lesser amount as may be necessary to avoid classification of the Stock Award as a liability for financial accounting purposes); (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; or (v) by such other method as may be set forth in the Award Agreement.

(i) Electronic Delivery. Any reference herein to a "written" agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company's intranet.

(j) Deferrals. To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A of the Code. Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee or otherwise providing services to the Company. The Board is authorized to make deferrals of Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant's termination of Continuous Service, and implement such other terms and conditions consistent with the provisions of the Plan and in accordance with applicable law.

(k) Compliance with Section 409A. Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A of the Code, and, to the extent not so exempt, in compliance with Section 409A of the Code. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A of the Code, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes "deferred compensation" under Section 409A of the Code is a "specified employee" for purposes of Section 409A of the Code, no distribution or payment of any amount that is due because of a "separation from service" (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six (6) months following the date of such Participant's "separation from service" or, if earlier, the date of the Participant's death, unless such distribution or payment can be made in a manner that complies with Section 409A of the Code, and any amounts so deferred will be paid in a lump sum on the day after such six (6) month period elapses, with the balance paid thereafter on the original schedule.

(l) Clawback/Recovery. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for "good reason" or "constructive termination" (or similar term) under any agreement with the Company.

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9. ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.

(a) Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(c), (iii) the class(es) and maximum number of securities that may be awarded to any person pursuant to Sections 3(d), and (iv) the class(es) and number of securities and price per share of stock subject to outstanding Stock Awards. The Board will make such adjustments, and its determination will be final, binding and conclusive.

(b) Dissolution or Liquidation. Except as otherwise provided in the Stock Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company's right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company's repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service; *provided, however*, that the Board may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c) Corporate Transaction. The following provisions will apply to Stock Awards in the event of a Corporate Transaction unless otherwise provided in the instrument evidencing the Stock Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of a Stock Award. In the event of a Corporate Transaction, then, notwithstanding any other provision of the Plan, the Board will take one or more of the following actions with respect to Stock Awards, contingent upon the closing or completion of the Corporate Transaction:

(i) arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) to assume or continue the Stock Award or to substitute a similar stock award for the Stock Award (including, but not limited to, an award to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction);

(ii) arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to the Stock Award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company);

(iii) accelerate the vesting, in whole or in part, of the Stock Award (and, if applicable, the time at which the Stock Award may be exercised) to a date prior to the effective time of such Corporate Transaction as the Board will determine (or, if the Board will not determine such a date, to the date that is five days prior to the effective date of the Corporate Transaction), with such Stock Award terminating if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction;

(iv) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the Stock Award;

(v) cancel or arrange for the cancellation of the Stock Award, to the extent not vested or not exercised prior to the effective time of the Corporate Transaction, in exchange for such cash consideration, if any, as the Board, in its sole discretion, may consider appropriate; and

(vi) cancel or arrange for the cancellation of the Stock Award, to the extent not vested or not exercised prior to the effective time of the Corporate Transaction, in exchange for a payment, in such form as may be determined by the Board equal to the excess, if any, of (A) the value of the property the Participant would have received upon the exercise of the Stock Award immediately prior to the effective time of the Corporate Transaction, over (B) any exercise price payable by such holder in connection with such exercise.

The Board need not take the same action or actions with respect to all Stock Awards or portions thereof or with respect to all Participants.

(d) Change in Control. A Stock Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Stock Award Agreement for such Stock Award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant, but in the absence of such provision, no such acceleration will occur.

10. Plan Term; Earlier Termination or Suspension of the Plan.

The Board may suspend or terminate the Plan at any time. No Incentive Stock Options may be granted after the tenth anniversary of the earlier of (i) the date the Plan is adopted by the Board (the "***Adoption Date***"), or (ii) the date the Plan is approved by the stockholders of the Company. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

11. Existence of the Plan; Timing of First Grant or Exercise.

The Plan will come into existence on the Adoption Date; *provided, however*, no Award may be granted prior to the IPO Date (that is, the Effective Date). In addition, no Stock Award will be exercised (or, in the case of a Restricted Stock Award, Restricted Stock Unit Award, Performance Stock Award, or Other Stock Award, will be granted) and no Performance Cash Award will be settled unless and until the Plan has been approved by the stockholders of the Company, which approval will be within 12 months after the date the Plan is adopted by the Board.

12. Choice of Law.

The law of the State of California will govern all questions concerning the construction, validity and interpretation of this Plan, without regard to that state's conflict of laws rules.

13. Definitions. As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a) "***Affiliate***" means, at the time of determination, any "parent" or "subsidiary" of the Company as such terms are defined in Rule 405 of the Securities Act. The Board will have the authority to determine the time or times at which "parent" or "subsidiary" status is determined within the foregoing definition.

(b) "***Award***" means a Stock Award or a Performance Cash Award.

(c) "***Award Agreement***" means a written agreement between the Company and a Participant evidencing the terms and conditions of an Award.

(d) "***Board***" means the Board of Directors of the Company.

(e) "***Capital Stock***" means each and every class of common stock of the Company, regardless of the number of votes per share.

(f) "***Capitalization Adjustment***" means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Stock Award after the Adoption Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(g) "***Cause***" means the Participant's termination because of: (A) the Participant's engaging in any act of dishonesty or misrepresentation or willful commission of fraud; (B) the Participant's violation of any federal, state or foreign law or regulation applicable to the Company's business; (C) the Participant's violation of the Company's Code of Conduct, confidential information and/or inventions assignment agreement, or any similar obligations under contract or applicable law; (D) the Participant's conviction of, or entering a plea of *nolo contendere* to, any felony; or (E) any other misconduct that is materially injurious to the financial condition or business reputation of, or is otherwise materially injurious to, the Company, which conduct, if capable of cure or remedy, is not cured or remedied within two weeks after written notice from the Company describing such conduct.

(h) "***Change in Control***" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company's then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control will not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company's securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, (C) on account of the acquisition of securities of the Company by any individual who is, on the IPO Date, either an executive officer or a Director (either, an "***IPO Investor***") and/or any entity in which an IPO Investor has a direct or indirect interest (whether in the form of voting rights or participation in profits or capital contributions) of more than 50% (collectively, the "***IPO Entities***") or on account of the IPO Entities continuing to hold shares that come to represent more than 50% of the combined voting power of the Company's then outstanding securities as a result of the conversion of any class of the Company's securities into another class of the Company's securities having a different number of votes per share pursuant to the conversion provisions set forth in the Company's Amended and Restated Certificate of Incorporation; or (D) solely because the level of Ownership held by any Exchange Act Person (the "***Subject Person***") exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control will be deemed to occur;

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction; *provided, however*, that a merger, consolidation or similar transaction will not constitute a Change in Control under this prong of the definition if the outstanding voting securities representing more than 50% of the combined voting power of the surviving Entity or its parent are owned by the IPO Entities;

(iii) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; *provided, however*, that a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries will not constitute a Change in Control under this prong of the definition if the outstanding voting securities representing more than 50% of the combined voting power of the acquiring Entity or its parent are owned by the IPO Entities; or

(iv) individuals who, on the date the Plan is adopted by the Board, are members of the Board (the "***Incumbent Board***") cease for any reason to constitute at least a majority of the members of the Board; *provided, however*, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board.

For purposes of determining voting power under the term Change in Control, voting power shall be calculated by assuming the conversion of all equity securities convertible (immediately or at some future time) into shares entitled to vote, but not assuming the exercise of any warrant or right to subscribe to or purchase those shares. In addition, (A) the term Change in Control will not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, (B) the term Change in Control will not include a change in the voting power of any one or more stockholders as a result of the conversion of any class of the Company's securities into another class of the Company's securities having a different number of votes per share pursuant to the conversion provisions set forth in the Company's Amended and Restated Certificate of Incorporation, and (C) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant will supersede the foregoing definition with respect to Awards subject to such agreement; *provided, however*, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition will apply. If required for compliance with Section 409A of the Code, in no event will a Change in Control be deemed to have occurred if such transaction is not also a "change in the ownership or effective control of" the Company or "a change in the ownership of a substantial portion of the assets of" the Company as determined under Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder). The Board may, in its sole discretion and without a Participant's consent, amend the definition of "Change in Control" to conform to the definition of "Change in Control" under Section 409A of the Code, and the regulations thereunder.

(i) "***Code***" means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(j) "***Committee***" means a committee of one or more Directors to whom authority has been delegated by the Board in accordance with Section 2(c).

(k) "***Common Stock***" means, as of the IPO Date, the Class A common stock of the Company, having 1 vote per share.

(l) "***Company***" means Yelp Inc., a Delaware corporation.

(m) "***Consultant***" means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a "Consultant" for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company's securities to such person.

(n) "***Continuous Service***" means that the Participant's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's service with the Company or an Affiliate, will not terminate a Participant's Continuous Service ; *provided, however*, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, in its sole discretion, such Participant's Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party's sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company's leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law. In addition, to the extent required for exemption from or compliance with Section 409A of the Code, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of "separation from service" as defined under Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).

(o) "***Corporate Transaction***" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) the consummation of a sale or other disposition of all or substantially all, as determined by the Board, in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) the consummation of a sale or other disposition of at least 50% of the outstanding securities of the Company;

(iii) the consummation of a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) the consummation of a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

To the extent required for compliance with Section 409A of the Code, in no event will an event be deemed a Corporate Transaction if such transaction is not also a "change in the ownership or effective control of" the Company or "a change in the ownership of a substantial portion of the assets of" the Company as determined under Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(p) "***Covered Employee***" will have the meaning provided in Section 162(m)(3) of the Code.

(q) "***Director***" means a member of the Board.

(r) "***Disability***" means, with respect to a Participant, the inability of such Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(s) "***Effective Date***" means the IPO Date.

(t) "***Employee***" means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an "Employee" for purposes of the Plan.

(u) "***Entity***" means a corporation, partnership, limited liability company or other entity.

(v) "***Exchange Act***" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(w) "***Exchange Act Person***" means any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that "Exchange Act Person" will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company's then outstanding securities.

(x) "***Fair Market Value***" means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be, unless otherwise determined by the Board, **the closing sales price** for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) **on the date of determination**, as reported in a source the Board deems reliable.

(ii) Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.

(iii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(y) "***Incentive Stock Option***" means an option granted pursuant to Section 5 of the Plan that is intended to be, and qualifies as, an "incentive stock option" within the meaning of Section 422 of the Code.

(z) "***IPO Date***" means the date of the underwriting agreement between the Company and the underwriter(s) managing the initial public offering of the Common Stock, pursuant to which the Common Stock is priced for the initial public offering.

(aa) "***Non-Employee Director***" means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act ("***Regulation S-K***")), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3.

(bb) "***Nonstatutory Stock Option***" means any option granted pursuant to Section 5 of the Plan that does not qualify as an Incentive Stock Option.

(cc) "***Officer***" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(dd) "***Option***" means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(ee) "***Option Agreement***" means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an Option grant. Each Option Agreement will be subject to the terms and conditions of the Plan.

(ff) "***Optionholder***" means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(gg) "***Other Stock Award***" means an award based in whole or in part by reference to the Common Stock which is granted pursuant to the terms and conditions of Section 6(d).

(hh) "***Other Stock Award Agreement***" means a written agreement between the Company and a holder of an Other Stock Award evidencing the terms and conditions of an Other Stock Award grant. Each Other Stock Award Agreement will be subject to the terms and conditions of the Plan.

(ii) "***Outside Director***" means a Director who either (i) is not a current employee of the Company or an "affiliated corporation" (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an "affiliated corporation" who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year, has not been an officer of the Company or an "affiliated corporation," and does not receive remuneration from the Company or an "affiliated corporation," either directly or indirectly, in any capacity other than as a Director, or (ii) is otherwise considered an "outside director" for purposes of Section 162(m) of the Code.

(jj) ***"Own," "Owned," "Owner," "Ownership"*** means a person or Entity will be deemed to "Own," to have "Owned," to be the "Owner" of, or to have acquired "Ownership" of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(kk) *"Participant"* means a person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

(ll) *"Performance Cash Award"* means an award of cash granted pursuant to the terms and conditions of Section 6(c)(ii).

(mm) *"Performance Criteria"* means the one or more criteria that the Board will select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any one of, or combination of, the following as determined by the Board: (i) earnings (including earnings per share and net earnings); (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization; (iv) earnings before interest, taxes, depreciation, amortization and legal settlements; (v) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (vi) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (vii) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (viii) total stockholder return; (ix) return on equity or average stockholder's equity; (x) return on assets, investment, or capital employed; (xi) stock price; (xii) margin (including gross margin); (xiii) income (before or after taxes); (xiv) operating income; (xv) operating income after taxes; (xvi) pre-tax profit; (xvii) operating cash flow; (xviii) sales or revenue targets; (xix) increases in revenue or product revenue; (xx) expenses and cost reduction goals; (xxi) improvement in or attainment of working capital levels; (xxii) economic value added (or an equivalent metric); (xxiii) market share; (xxiv) cash flow; (xxv) cash flow per share; (xxvi) share price performance; (xxvii) debt reduction; (xxviii) implementation or completion of projects or processes; (xxix) user satisfaction; (xxx) stockholders' equity; (xxxi) capital expenditures; (xxxii) debt levels; (xxxiii) operating profit or net operating profit; (xxxiv) workforce diversity; (xxxv) growth of net income or operating income; (xxxvi) billings; (xxxvii) bookings; (xxxviii) the number of users, including but not limited to unique users; (xxxix) employee retention; (xxxx) and to the extent that an Award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Board.

(nn) *"Performance Goals"* means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board will appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any "extraordinary items" as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company's bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles and (12) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item. In addition, the Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for such Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Stock Award Agreement or the written terms of a Performance Cash Award.

(oo) "***Performance Period***" means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to and the payment of a Stock Award or a Performance Cash Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

(pp) "***Performance Stock Award***" means a Stock Award granted under the terms and conditions of Section 6(c)(i).

(qq) "***Plan***" means this Yelp Inc. 2012 Equity Incentive Plan.

(rr) "***Restricted Stock Award***" means an award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(a).

(ss) "***Restricted Stock Award Agreement***" means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.

(tt) "***Restricted Stock Unit Award***" means a right to receive shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(b).

(uu) "***Restricted Stock Unit Award Agreement***" means a written agreement between the Company and a holder of a Restricted Stock Unit Award evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Agreement will be subject to the terms and conditions of the Plan.

(vv) "***Rule 16b-3***" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(ww) "***Securities Act***" means the Securities Act of 1933, as amended.

(xx) "***Stock Appreciation Right***" or "***SAR***" means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 5.

(yy) "***Stock Appreciation Right Agreement***" means a written agreement between the Company and a holder of a Stock Appreciation Right evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Agreement will be subject to the terms and conditions of the Plan.

(zz) "***Stock Award***" means any right to receive Common Stock granted under the Plan, including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a Restricted Stock Unit Award, a Stock Appreciation Right, a Performance Stock Award or any Other Stock Award.

(aaa) "***Stock Award Agreement***" means a written agreement between the Company and a Participant evidencing the terms and conditions of a Stock Award grant. Each Stock Award Agreement will be subject to the terms and conditions of the Plan.

(bbb) "***Subsidiary***" means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(ccc) "***Ten Percent Stockholder***" means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company or any Affiliate.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Fiscal Year Ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Transition period from to

Commission file number: 001-35444

YELP INC.
(Exact name of Registrant as specified in its charter)

Delaware	**20-1854266**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

706 Mission Street, 7th Floor
San Francisco, California 94103
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (415) 908-3801

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, par value $0.000001 per share	New York Stock Exchange LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐

Non-accelerated filer (Do not check if a smaller reporting company) ☒ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $370,387,191 as of June 30, 2012, the last day of the registrant's most recently completed second fiscal quarter, based upon the closing sale price on the New York Stock Exchange LLC reported for June 29, 2012, the last business day of the registrant's most recently completed second fiscal quarter. Excludes an aggregate of 4,000 shares of the registrant's Class A common stock and an aggregate of 44,891,408 shares of the registrant's Class B common stock held by officers, directors, affiliated stockholders and The Yelp Foundation. For purposes of determining whether a stockholder was an affiliate of the registrant at June 30, 2012, the registrant assumed that a stockholder was an affiliate of the registrant at June 30, 2012 if such stockholder (i) beneficially owned 10% or more of the registrant's capital stock, as determined based on public filings, and/or (ii) was an executive officer or director, or was affiliated with an executive officer or director, of the registrant at June 30, 2012. Exclusion of such shares should not be construed to indicate that any such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the registrant or that such person is controlled by or under common control with the registrant.

As of February 15, 2013, there were 24,644,817 shares of registrant's Class A Common Stock, par value $0.000001 per share, issued and outstanding and 39,069,059 shares of registrant's Class B Common Stock, par value $0.000001 per share, issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2013 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K are incorporated by reference in Part III, Items 10-14 of this Annual Report on Form 10-K.

YELP INC.
2012 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

Unless the context suggests otherwise, references in this Annual Report on Form 10-K, or Annual Report, to "Yelp," the "Company," "we," "us" and "our" refer to Yelp Inc. and, where appropriate, its subsidiaries.

Yelp, Yelp Inc., the Yelp logo and other trade names, trademarks or service marks of Yelp appearing in this Annual Report are the property of Yelp. Trade names, trademarks and service marks of other companies appearing in this Annual Report are the property of their respective holders.

Unless the context otherwise indicates, where we refer in this Annual Report to our "mobile application" or "mobile app," we refer to all of our applications for mobile-enabled devices. Similarly, references to our "website" refer to both the U.S. and international versions of our website, as well as the versions of our website dedicated to mobile-based browsers.

The key metrics presented in this Annual Report as of and for the quarter and year ended December 31, 2012 do not reflect traffic, content or local business activity of Qype GmbH, or Qype, a Germany-based reviews website we acquired in the fourth quarter of 2012.

During the year ended December 31, 2012, we revised the criteria by which we determine the local businesses that are deemed to be part of the cities and regions comprising certain Yelp markets. As a result, the U.S. market cohort data presented in this Annual Report may not be directly comparable to the corresponding information presented in our final prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act on March 2, 2012. These changes did not affect the calculation of our key metrics in any period.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. The statements contained in this Annual Report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements are often identified by the use of words such as, but not limited to, "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "plan," "project," "seek," "should," "target," "will," "would" and similar expressions or variations intended to identify forward-looking statements. These statements are based on the beliefs and assumptions of our management based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled "*Risk Factors*" included under Part I, Item 1A below. Furthermore, such forward-looking statements speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

PART I

Item 1. Business.

Company Overview

Yelp connects people with great local businesses. Our users have contributed a total of approximately 36.0 million cumulative reviews of almost every type of local business, from restaurants, boutiques and salons to dentists, mechanics, plumbers and more. These reviews are written by people using Yelp to share their everyday local business experiences, giving voice to consumers and bringing "word of mouth" online. The information these reviews provide is valuable for consumers and businesses alike. Approximately 86.3 million unique visitors used our website, and our mobile application was used on approximately 9.2 million unique mobile devices, on a monthly average basis during the quarter ended December 31, 2012. Businesses of all sizes use our platform to engage with consumers at the critical moment when they are deciding where to spend their money. Our business revolves around three key constituencies: the contributors who write reviews, the consumers who read them and the local businesses that they describe.

Contributors. We foster and support vibrant communities of contributors in local markets across the United States, Canada, Europe, Singapore and Australia. These contributors provide rich, firsthand information about local businesses, such as reviews, ratings and photos. Yelp users have contributed a total of approximately 36.0 million cumulative reviews, which include, as of December 31, 2012, approximately 25.1 million unfiltered reviews that appear directly on business profile pages, approximately 8.1 million reviews that were being filtered and can be accessed by clicking on a link on business profile pages and approximately 2.7 million reviews that had been removed from our platform.

Consumers. Our platform is transforming the way people discover local businesses and is attracting a large audience of geographically and demographically diverse consumers. Every day, millions of consumers visit our website or use our mobile app to find great local businesses. Our strong brand and the quality of the review content on our platform have enabled us to attract this large audience with almost no traffic acquisition costs.

Local Businesses. Our platform provides local businesses with a variety of free and paid services that help them engage with consumers at the critical moment when they are deciding where to spend their money. Local businesses can register a business account for free and "claim" their Yelp business page for each of their locations, allowing them to enhance the page with additional information about their businesses and respond to consumer reviews, among other features. Local businesses can also pay for premium services to promote themselves through targeted search advertising, discounted offers and further enhancements to their business page.

Powerful Network Effect. Our platform helps people find great local businesses to meet their everyday needs. As more people use our platform, more of them write reviews, add photos and tips. Each review, photo or tip that a user contributes helps expand the breadth and depth of the content on our platform, drawing in more consumers and more prospective contributors. This increase in consumer traffic and content improves our value proposition to local businesses as they seek low-cost, easy-to-use and effective advertising solutions to target a large number of intent-driven consumers.

Yelp Mobile. We help consumers make decisions on the go through both our mobile app and versions of our website dedicated to mobile-based browsers, which we refer to as our mobile website. Our mobile app was ranked as the #1 free travel app in the Apple App Store as of January 20, 2013, was recognized by Time magazine as one of the "50 Best iPhone apps in 2012" and was recognized by PC Magazine as one of the "50 Best Free iPhone Apps in 2012." Our mobile app accounted for approximately 46% of all searches on our platform in the quarter ended December 31, 2012, and approximately 28% of our unique visitors in the quarter ended December 31, 2012 were to our mobile website. We expect mobile device usage to continue to grow and believe that use of our mobile app and mobile website are complementary to the use of our website on personal computers. However, if mobile device usage is substituting for, rather than incremental to, usage of our website on personal computers and our mobile advertising solutions prove ineffective, this trend could adversely impact our business.

As our community has grown and our product offerings have expanded, we have seen significant growth in reviews, traffic, claimed local business locations and active local business accounts:

- Our users have contributed a total of approximately 36.0 million cumulative reviews to our platform as of December 31, 2012, up 45% from the prior year. Of these reviews, approximately 25.1 million were available on business profile pages, approximately 8.1 million were being filtered and approximately 2.7 million had been removed from our platform, as of December 31, 2012. Although they do not factor into a business's overall star rating, we provide access to filtered reviews because they provide additional perspectives and information on reviewed businesses, as well as transparency of the efficacy of the filtering process.

- We had approximately 86.3 million unique visitors on a monthly average basis for the quarter ended December 31, 2012, up 31% from the same period in the prior year.

- We had approximately 994,000 claimed business locations as of December 31, 2012, up 64% from the prior year.

- We recognized revenue from approximately 40,000 active local business accounts for the quarter ended December 31, 2012, up 68% from the same quarter in the prior year.

The approximately 36.0 million cumulative reviews our users contributed through December 31, 2012 cover a wide set of local business categories, including restaurants, shopping, beauty and fitness, arts, entertainment and events, home and local services, health, nightlife, travel and hotel, auto and other categories. We believe this breadth of content across business categories provides consumers with a wide-ranging selection of reviewed businesses as they search across many categories. We highlight below the breakdown by industry of local businesses that have received reviews on our platform and the breakdown by industry of reviews contributed to our platform through December 31, 2012. The charts below include information based upon all contributed reviews and include some businesses that have only received reviews that are being filtered or have been removed.


Reviewed Businesses
Travel & Hotel
4%
Other
11%
Nightlife
4%
Shopping
23%
Auto
4%
Health
6%
Restaurants
21%
Arts,
Entertainmeent
& Events
7%
Beauty & fitness
9%
Home & Local
Services
11%


Reviews
Travel & Hotel
3%
Other
6%
Shopping
20%
Auto
2%
Nightlife
8%
Health
2%
Arts,
Entertainmeent
& Events
7%
Restaurants
41%
Beauty &
fitness
7%
Home & Local
Services
4%

We generate revenue primarily from the sale of advertising on our website and mobile app to local businesses and on our website to national brands that seek to reach our growing audience of consumers. During the year ended December 31, 2012, we generated net revenue of $137.6 million, representing 65% growth over 2011, a net loss of $19.1 million and an adjusted EBITDA of $4.6 million. For information on how we define and calculate number of contributed reviews, unique visitors, claimed local business locations, active local business accounts and adjusted EBITDA, and a reconciliation of adjusted EBITDA to net loss, see "*Selected Financial Data*" in this Annual Report. The top five industry categories accounted for an aggregate of approximately 76% of our local advertising revenue for the quarter ended December 31, 2012, broken down as follows: Home & Local Services, 22%; Restaurants, 17%; Beauty & Fitness, 15%; Health, 11%; Shopping, 11%.

Our Growth Strategy

We intend to grow our platform and our business by focusing on the following key growth strategies:

Growth in Existing Markets

- *Increase the Number of Reviews*. We will continue to explore ways to enable contributors to share their local experiences through detailed reviews, photos, tips and other forms of content contribution across our platform. As we continue to grow our contributor and consumer footprint within our existing markets, we expect to benefit from accelerating network effect dynamics, further driving the growth of reviews, consumers and local business activity.

- *Attract More Users.* We believe that we can increase the number of consumers that use our platform. In December 2012, less than 16% of the total U.S. online audience visited our website or mobile app, as reported by comScore, Inc., a company providing digital marketing intelligence. We believe that as our brand recognition increases and the number of reviews on our platform grows, our platform will become more widely known and relevant to broader audiences, thus attracting new consumers to use our service.

- *Increase Usage of Current Users.* By continuing to expand the number of reviews across diverse categories, driving more claimed business pages and providing a more feature-rich experience, we can increase the number of visits and searches per user. Many consumers begin using Yelp to search for restaurants and boutiques, but more than half of reviewed businesses are in categories outside of restaurants and shopping. We believe that there is a substantial opportunity for a larger percentage of our user base to use Yelp to search in more categories.

- *Attract More Businesses.* As of December 31, 2012, only approximately 994,000 local business locations out of the approximately 47 million local businesses on our platform had claimed their Yelp pages. We believe the continued increase in the size of our audience of consumers, as well as our efforts to provide additional tools to measure the effectiveness of our products, will encourage local businesses to advertise on our platform.

Expand to New Geographic Markets

- *United States.* While we have reviews and local business listings that span the entire United States, we see a large opportunity to continue expanding our footprint in the United States by hiring Community Managers — local residents whose responsibilities include writing a weekly Yelp email newsletter and organizing events for Yelp contributors — in new markets. Our aim is to leverage our capabilities, brand and know-how to create a trusted online platform to connect people to great local businesses across the United States.

- *International.* We are active in 44 international markets, all of which are in Canada, Europe, Singapore and Australia. In the third quarter of 2012, we began selling our advertising products internationally, specifically in London. In addition, in the fourth quarter of 2012, we acquired Qype, a Germany-based company centered around connecting consumers with local businesses through user-generated reviews, which we acquired to accelerate the expansion of our international footprint. We plan to continue to expand internationally by making our platform available in additional international markets and in more languages, as we seek to replicate internationally the powerful network effect that has driven our historic growth in the United States.

Platform Expansion

- *Website and Mobile.* We plan to continue to innovate and introduce new products for our website and mobile app, making it even easier for consumers to find the most relevant information on Yelp as they look for a local business. For example, during 2012, we launched our redesigned homepage, which places greater emphasis on mobile activity and the user's social graph, and enhanced the mobile experience by adding features such as check-in comments and likes. We are highly focused on the quality of the user experience and will not incorporate advertising or other products or solutions that we believe may excessively degrade the mobile device user experience and potentially alienate users, even if they might result in increased short-term monetization. We plan to continue to explore opportunities to monetize our mobile products while adhering to high standards of user experience.

- *Alternative Platforms.* We also plan to continue to innovate and introduce our content and solutions on new platforms and distribution channels such as automobile navigation systems, web-enabled televisions and voice-enabled mobile devices. For example, Yelp-branded content has been incorporated into Mercedes and Lexus in-vehicle infotainment systems. We also have relationships with several companies like Microsoft Corporation and Apple Inc. to make our content and solutions available on its website and consumer devices, respectively.

Enhance Monetization

- *Grow Our Sales Force.* We plan to continue to grow our sales force so we can reach more businesses. In the fourth quarter of 2012, we expanded our European sales operations through our acquisition of Qype and its established European sales force. We believe this ongoing investment in our sales force will drive an increase in active local business accounts. In the quarter ended December 31, 2012, we recognized revenue from approximately 40,000 local business accounts on our platform, a fraction of the approximately 994,000 claimed local business locations and approximately 47 million local businesses on our platform.

- *Expand Our Portfolio of Revenue-Generating Products.* We plan to continue to grow and develop advertising and e-commerce products and partner arrangements that provide incremental value to our advertisers and business partners to encourage them to increase their advertising budgets allocated towards our platform.

Market Development Strategy

As of December 31, 2012, we were active in 53 Yelp markets in the United States and 44 Yelp markets internationally. This footprint represents a small fraction of the potential markets that we are currently targeting for expansion. Our market development strategy consists of the following:

Identification. We select new markets based on a number of different city- or country-specific criteria, including but not limited to population size, local gross domestic product, pre-existing base of reviews on our platform, Internet and wireless penetration, proximity to existing markets, number of local businesses and local ad market growth rate.

Preparation and Launch. Before launching a market in any country, we license business listing information from third-party data providers and create individual pages for each business location in the entire country. We sometimes hire temporary local employees, called "scouts," to provide additional rich content, such as reviews, photos and hours of operation. To bolster the integrity of the content they provide, we closely monitor their contributions to the platform, prohibit them from reviewing businesses with which they have a conflict of interest and identify them in their public profiles as paid contributors. At launch, consumers can read and write reviews about any business on our platform and contribute information about businesses that are not already listed. We have active Yelp markets in Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Poland, Singapore, Spain, Sweden, Switzerland, Turkey, the United Kingdom and the United States.

Growth. After launch, we focus on attracting contributors, consumers and local businesses to our platform. In each Yelp market, we hire a Community Manager, whose primary responsibilities include:

- planning and executing fun and engaging events for the community, such as parties, outings and activities at restaurants, museums, hotels and other local places of interest;
- getting to know our users and helping them get to know one another as a way to foster an offline community experience that can be transferred online;
- promoting Yelp, including guest appearances on local television and radio and at local events like concerts and street fairs; and
- writing weekly e-mail newsletters to share information with the community about local businesses, events and activities.

Through these activities, we believe Community Managers help us increase awareness of our platform and build avid communities of users who are willing to contribute content to our platform. These active contributors may be invited to attend sponsored social events but do not receive compensation. In time, this community growth drives a network effect whereby contributed reviews expand the breadth and depth of our review base. This expansion draws an increasing number of consumers to access the content on our platform, thus inspiring new and existing contributors to create additional reviews that can be shared with this growing audience.

Scale. At scale, our platform reaches a critical mass of reviews, consumers and claimed local business accounts, and we begin an active sales effort with local businesses. Thereafter, our largest expense is related to sales efforts to attract local business advertising customers. In Yelp markets that have attained this level of development, we expect to achieve economies of scale and operating cost leverage.

To further illustrate the development of our markets as they scale, we highlight below our review and revenue metrics for three cohorts of Yelp markets in the United States: the Yelp markets that we launched in 2005-2006; the Yelp markets that we launched in 2007-2008; and the Yelp markets that we launched in 2009-2010. In the markets we have entered, review growth and consumer activity are generally followed by revenue generated from local businesses.

U.S. Market Cohort	Number of Yelp Markets[1]	Average Cumulative Reviews in 2012[2]	Year-Over-Year Growth in Average Cumulative Reviews[3]	Average Local Advertising Revenue in 2012[4]	Year-Over-Year Growth in Average Local Advertising Revenue[5]
2005 – 2006	6	2,683	37%	9,316	59%
2007 – 2008	14	561	42%	2,082	86%
2009 – 2010	18	164	65%	397	177%

(1) A Yelp market is defined as a city or region in which we have hired a Community Manager.

(2) Average cumulative reviews is defined as the total cumulative reviews of the cohort as of December 31, 2012 (in thousands), including reviews that were then being filtered or had been removed from our platform, divided by the number of Yelp markets in the cohort.

(3) Year-over-year growth in average cumulative reviews compares average cumulative reviews as of December 31, 2012 with average cumulative reviews as of December 31, 2011.

(4) Average local advertising revenue is defined as the total local advertising revenue from businesses in the cohort for the year ended December 31, 2012 (in thousands) divided by the number of Yelp markets in the cohort.

(5) Year-over-year growth in average local advertising revenue compares local advertising revenue for the year ended December 31, 2012 with local advertising revenue for the year ended December 31, 2011.

For a table showing the year of launch of each of the Yelp markets in which we are currently active, see "*Management's Discussion and Analysis of Results of Operations and Financial Condition—Overview*." In general, the Yelp markets in our earlier U.S. market cohorts are more populous than those in later cohorts, and we have already entered many of the largest markets in the United States. For these and other reasons, further expansion into additional U.S. markets may not yield results similar to those of our existing U.S. markets.

We have made a significant investment in support of our market development initiatives. For the year ended December 31, 2012, our total costs and expenses were $156.3 million, an increase of approximately 57% over the year ended December 31, 2011. Over the same period, total net revenue also increased by approximately 65%. Because most of our costs and expenses relate to personnel and activities that support multiple markets, we do not record costs and expenses separately by market or cohort.

Products

We provide both free and paid products to local businesses. In addition, we enable local businesses and national advertisers to deliver targeted advertising to large local audiences through our platform. We have also entered into revenue sharing arrangements with other companies, such as OpenTable and Orbitz.

Local Business

Free Online Business Account	We enable businesses to create a free online business account and claim the page for each of their business locations. Business representatives can verify their affiliation with the business through an automated telephone verification process which requires that they be reachable at the phone number that is publicly displayed for their business listing on our platform. With their free business accounts, businesses can view business trends (e.g., statistics and charts reflecting the performance of a business's page on our platform), message customers (e.g., by replying to reviews either publicly or privately), update information (e.g., address, hours of operation) and offer Yelp Deals and Gift Certificates.
Enhanced Listing	Our enhanced listing solution eliminates search advertising from the businesses' profile pages and allows them to incorporate a video clip or photo slide show on the pages.
Search and Other Ads	We allow local businesses to promote themselves as a sponsored search result on our platform or on related business pages.
Yelp Deals	Our Yelp Deals product allows local business owners to create promotional discounted deals for their products and services, which are marketed to consumers through our platform. Yelp Deals typically have a fee structure based solely on transaction volume with no upfront costs, and we typically earn a fee based on the discounted price of each deal sold. We process all customer payments and remit to the business the revenue share of any Yelp Deal purchased. We primarily offer deals on our platform that are focused on demand fulfillment where businesses can target intent-driven consumers who are specifically searching for a product or service on our platform.
Gift Certificates	Our Gift Certificates product allows local business owners to sell full-price gift certificates directly to customers through their business profile page. The business chooses the price points to offer (from $10 to $500), and the buyer may purchase a Gift Certificate in one of those amounts. We earn a fee based on the amount of the Gift Certificate sold. We process all consumer payments and remit to the business the revenue share of any Gift Certificate purchased.

National/Brand Advertisers

Traditional Display Advertising	We offer our advertising solution for national brands that want to improve their local presence. These solutions consist of search and display ads (both graphic and text) on our website, which are typically sold to advertisers on a per-impression basis. Our national advertisers include leading brands in the automobile, financial services, logistics, consumer goods and health and fitness industries.

Transaction Partners

OpenTable	Our partnership, through a written agreement, with OpenTable provides consumers the ability to reserve seats directly on the business listing pages of restaurants that participate in OpenTable's network.
Orbitz	Our partnership, through a written agreement, with Orbitz allows consumers to quickly book rooms directly on the business listing pages of hotels that affiliate with Orbitz.

The following table provides a breakdown of our revenue by product as a percentage of net revenue for the years indicated:

	Year Ended December 31,		
	2012	**2011**	**2010**
Percentage of total net revenue by product:			
Local advertising	79%	70%	71%
Brand advertising	15	21	25
Other services	6	9	4
Total	100%	100%	100%

Technology

Product development and innovation are core pillars of our strategy. We aim to delight our users and business partners with our products. We provide our web-based and mobile services using a combination of in-house and third-party technology solutions and products.

- *Our Search and Ranking Technology.* We leverage the data stored on our platform and our proprietary indexing and ranking techniques to provide our users with contextual, relevant and up-to-date results to their search queries. For example, a consumer desiring environmentally-friendly carpet cleaners does not have to call individual cleaners and inquire about their use of chemical-based cleaning solutions. Instead the consumer can search for "environmentally-friendly carpet cleaners" on Yelp and discover cleaners with the best service and "green" cleaning products that serve a specific neighborhood.

- *Our Filtering Technology.* In order to maintain and enhance the quality, authenticity and integrity of the reviews on our platform, we employ proprietary filtering technology to analyze and screen all of our reviews. Our filtering software looks at a wide range of data associated with each review and reviewer in order to determine the review's relevance and reliability. Our filtering software operates continually, and the results of its determinations with respect to particular reviews may change over time as it factors in new information. This can result in reviews that were previously unfiltered becoming filtered and reviews that were previously filtered being restored to unfiltered status. Filtered reviews do not factor into a business's overall star rating and are segregated from unfiltered reviews on our website. By clicking on a link on a reviewed business's page on our website, users can access the filtered reviews for that business, as well as the star rating and other information about reviews that we have removed for violation of our terms of service. We believe our filtering technology is one of the key contributors to the quality, authenticity and integrity of the reviews on our platform and the success of our service.

- *Our Mobile Solutions.* We identified mobile as a key area for our business as early as 2006. We have since invested significant resources into the development of a comprehensive mobile app platform, supporting the major smartphone operating systems available to consumers today, including iOS, Android, Blackberry and Windows Mobile. In addition, we maintain versions of our website dedicated to mobile-based browsers. Over time we have enhanced the functionality of our mobile app, such that it provides similar and, in some areas, greater functionality than our website. Some of the innovations we introduced through our mobile app include "check-ins," "tips," "comments" and Monocle, our augmented reality feature, among others.

- *Infrastructure.* Our web and mobile properties are currently hosted from two locations. The primary location is within a shared data center environment in San Francisco, California. We are in the process of deploying an additional location within a shared data center environment in Virginia as a fully redundant backup for our primary location, and to increase performance and reliability of our platform. We are currently using the second data center to serve mobile and international traffic, and expect this location to be fully redundant by mid-2013. We also currently use a third-party leased server provider as our second hosting location to optimize performance as an interim solution until our redundant location is fully deployed; we expect to cease using this interim solution in late 2013. Our web and mobile properties are designed to have high availability, from the Internet connectivity providers we choose, to the servers, databases and networking hardware that we deploy. We design our systems such that the failure of any individual component is not expected to affect the overall availability of our platform. We also leverage other third-party Internet based (cloud) services including rich-content storage, map related services, ad serving and bulk processing.

- *Network Security.* Our platform includes a host of encryption, antivirus, firewall and patch-management technology to protect and maintain the systems located at the data center as well as other systems and computers across our business.

- *Internal Management Systems.* We rely on third-party 'off-the-shelf' technology solutions and products as well as internally developed and proprietary systems to ensure rapid, high-quality customer service, software development and website integration, update and maintenance.

Sales and Marketing

We have a team of Community Managers based in 97 Yelp markets in the United States and internationally, whose primary goals are to build a local community of contributors, raise brand awareness, organize events for the best contributors in their respective cities and engage with the surrounding community. These efforts foster and support vibrant communities of contributors in local markets across the United States, Canada, Europe, Singapore and Australia. We believe that continuing to serve our contributors is a critical factor in improving the value of our platform and facilitating the network effect that has helped to attract approximately 86.3 million unique visitors, on a monthly average basis for the quarter ended December 31, 2012, to our website with almost no traffic acquisition costs.

Our sales force is concentrated in five primary locations—San Francisco, California, Scottsdale, Arizona, New York City, New York, London, United Kingdom and Hamburg, Germany. Our sales force primarily focuses on gaining new active local business accounts by identifying and contacting local businesses through direct engagement, direct marketing campaigns and weekly emails to claimed local businesses. Our sales force is also responsible for attracting national brand advertisers to our platform.

Competition

We compete for consumer traffic with traditional, offline local business guides and directories and with other online providers of local and web search on the basis of a number of factors, including the reliability of our content, breadth, depth and timeliness of information and the strength and recognition of our brand. We also compete for a share of local businesses' overall advertising budgets with traditional, offline media companies and other Internet marketing providers on the basis of a number of factors, including our large consumer audience, effectiveness of our advertising solutions, our pricing structure and recognition of our brand. Our competitors include the following types of businesses:

- *Offline.* We primarily compete with offline media companies and service providers who typically have existing advertising relationships with local businesses. Services provided by competitors range from yellow pages listings to direct mail campaigns to advertising and listings services on local newspapers, magazines, television and radio.

- *Online.* We compete with Internet search engines, such as, Google, Yahoo! and Bing. We also compete with various other online service providers and review websites.

Culture and Employees

We take great pride in our company culture and consider it to be one of our competitive strengths. Our culture helps drive our business forward and is a part of everything we do; it allows us to attract and retain a talented group of employees, create an energetic work environment and continue to innovate in a highly competitive market.

Our culture extends beyond our offices and into the local communities in which people use Yelp. Our full-time Community Managers' responsibilities include supporting the sharing of experiences by consumers in the local market that they serve and increasing brand awareness. In addition, we organize events several times a year to recognize our most important contributors, fostering face-to-face interaction, build the Yelp brand and foster the sense of true community in which we believe so strongly. Our culture is at the foundation of our success, and our core values remain a pivotal part of our everyday operations.

As of December 31, 2012, we had 1,387 full-time employees globally. None of our employees are covered by collective bargaining agreements, and we consider our relations with our employees to be good.

The Yelp Foundation

In November 2011, our board of directors approved the establishment of The Yelp Foundation, a non-profit organization designed to support consumers and businesses in the communities in which we operate. In the quarter ended December 31, 2011, our board of directors approved the contribution and issuance to The Yelp Foundation of 520,000 shares of our common stock, of which The Yelp Foundation sold 50,000 shares in our initial public offering. The Yelp Foundation currently holds 470,000 shares of Class B common stock, representing less than 1% of our outstanding capital stock. We did not make any contributions in 2012 and we do not expect to make future contributions to The Yelp Foundation.

Intellectual Property

We rely on federal, state, common law and international rights, as well as contractual restrictions, to protect our intellectual property. We control access to our proprietary technology and algorithms by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties.

In addition to these contractual arrangements, we also rely on a combination of trade secrets, copyrights, trademarks, service marks and domain names to protect our intellectual property. We pursue the registration of our copyrights, trademarks, service marks and domain names in the United States and in certain locations outside the United States. As of December 31, 2012, we had approximately 84 trademarks and service marks registered or pending in approximately 26 countries or regions. Our registration efforts have focused on gaining protection of the following trademarks (among others): Yelp and the Yelp burst logo. These marks are material to our business as they enable others to easily identify us as the source of the services offered under these marks and are essential to our brand identity.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which we operate. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results.

Companies in the Internet, media and other industries may own large numbers of patents, copyrights and trademarks and may frequently request license agreements, threaten litigation or file suit against us based on allegations of infringement or other violations of intellectual property rights. We are currently subject to, and expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors and non-practicing entities. As we face increasing competition and as our business grows, we will likely face more claims of infringement.

Government Regulation

As a company conducting business on the Internet, we are subject to a number of foreign and domestic laws and regulations relating to consumer protection, information security, data protection and privacy, among other things. Many of these laws and regulations are still evolving and could be interpreted in ways that could harm our business. In the area of information security and data protection, the laws in several states require companies to implement specific information security controls to protect certain types of information. Likewise, all but a few states have laws in place requiring companies to notify users if there is a security breach that compromises certain categories of their information. Any failure on our part to comply with these laws may subject us to significant liabilities.

Information About Segment and Geographic Revenue

Information about segment and geographic revenue is set forth in Note 15 of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Seasonality

Our business is affected by both cyclicality in business activity and seasonal fluctuations in Internet usage and advertising spending. We believe our rapid growth has masked the cyclicality and seasonality of our business. As our revenue growth rate slows, we expect that the cyclicality and seasonality in our business may become more pronounced and may in the future cause our operating results to fluctuate.

Corporate and Available Information

We were incorporated in Delaware on September 3, 2004 under the name Yelp, Inc., and we changed our name in late September 2004 to Yelp! Inc. and in February 2012 to Yelp Inc. Our principal executive offices are located at 706 Mission Street, San Francisco, California 94103, and our telephone number is (415) 908-3801. Our website address is www.yelp.com. Information contained on or accessible through our website is not incorporated into, and does not form a part of, this Annual Report.

We file or furnish electronically with the Securities and Exchange Commission, or SEC, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. We make available free of charge on or through our website copies of these reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding our filings at www.sec.gov. You may also read and copy any of our materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information regarding the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.

Item 1A. Risk Factors.

Our operations and financial results are subject to various risks and uncertainties, including those described below, which could adversely affect our business, financial condition, results of operations, cash flows and the trading price of our Class A common stock. You should carefully consider the risks and uncertainties described below before making an investment decision. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations.

Risks Related to Our Business and Industry

We have a short operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have a short operating history in an evolving industry that may not develop as expected, if at all. This short operating history makes it difficult to assess our future prospects. You should consider our business and prospects in light of the risks and difficulties we may encounter in this rapidly evolving industry. These risks and difficulties include our ability to, among other things:

- increase the number of users of our website and mobile app and the number of reviews and other content on our platform;
- increase the revenue from advertisers on our website and mobile app;
- continue to earn and preserve a reputation for providing meaningful and reliable reviews of local businesses;
- effectively monetize our mobile products as usage continues to migrate toward mobile devices;
- manage, measure and demonstrate the effectiveness of our advertising solutions and attract and retain new advertising clients, many of which may only have limited or no online advertising experience;
- successfully compete with existing and future providers of other forms of offline and online advertising;
- successfully compete with other companies that are currently in, or may in the future enter, the business of providing information regarding local businesses;
- successfully expand our business in new and existing markets, both domestic and international;
- successfully develop and deploy new features and products;
- effectively integrate businesses we may acquire, including Qype;
- avoid interruptions or disruptions in our service or slower than expected load times;
- develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage globally, as well as the deployment of new features and products;
- hire, integrate and retain talented sales and other personnel;
- effectively manage rapid growth in our sales force, personnel and operations; and
- effectively partner with other companies.

If the demand for information regarding local businesses does not develop as we expect, or if we fail to address the needs of this demand, our business will be harmed. We may not be able to successfully address these risks and difficulties or others, including those described elsewhere in these risk factors. Failure to address these risks and difficulties adequately could harm our business and cause our operating results to suffer.

We have incurred significant operating losses in the past, and we may not be able to generate sufficient revenue to achieve or maintain profitability, particularly given our significant ongoing sales and marketing expenses. Our recent growth rate will likely not be sustainable, and a failure to maintain an adequate growth rate will adversely affect our results of operations and business.

Since our inception, we have incurred significant operating losses, and, as of December 31, 2012, we had an accumulated deficit of approximately $60.4 million. Although our revenues have grown rapidly, increasing from $12.1 million in 2008 to $137.6 million in 2012, we expect that our revenue growth rate will decline in the future as a result of a variety of factors, including the maturation of our business and the gradual decline in the number of major geographic markets, especially within the United States, to which we have not already expanded, and you should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. We also expect our costs to increase in future periods as we continue to expend substantial financial resources on:

- sales and marketing;
- product and feature development;
- our technology infrastructure;
- domestic and international expansion efforts;
- strategic opportunities, including commercial relationships and acquisitions; and
- general administration, including legal and accounting expenses related to being a public company.

These investments may not result in increased revenue or growth in our business. If we are unable to maintain adequate revenue growth and to manage our expenses, we may continue to incur significant losses in the future and may not be able to achieve or maintain profitability.

We rely on traffic to our website from search engines like Google, Bing and Yahoo!, some of which offer products and services that compete directly with our solutions. If our website fails to rank prominently in unpaid search results, traffic to our website could decline and our business would be adversely affected.

Our success depends in part on our ability to attract users through unpaid Internet search results on search engines like Google, Bing and Yahoo!. The number of users we attract from search engines to our website (including our mobile website) is due in large part to how and where our website ranks in unpaid search results. These rankings can be affected by a number of factors, many of which are not in our direct control, and they may change frequently. For example, a search engine may change its ranking algorithms, methodologies or design layouts. As a result, links to our website may not be prominent enough to drive traffic to our website, and we may not know how or otherwise be in a position to influence the results. In some instances, search engine companies may change these rankings in order to promote their own competing products or services or the products or services of one or more of our competitors. Although traffic to our mobile app is less reliant on search results than traffic to our website, growth in mobile device usage may not decrease our overall reliance on search results if mobile users use our mobile website at the expense of our mobile app. In fact, growth in mobile device usage may exacerbate the risks associated with how and where we rank in search results because mobile device screens are smaller than desktop computer screens and therefore display fewer search results. Our website has experienced fluctuations in search result rankings in the past, and we anticipate fluctuations in the future. Any reduction in the number of users directed to our website could adversely impact our business and results of operations.

Google in particular is the most significant source of traffic to our website, accounting for more than half of the visits to our website from Internet searches during the three months and year ended December 31, 2012. Our success depends on our ability to maintain a prominent presence in search results for queries regarding local businesses on Google. Google has removed links to our website from portions of its web search product and has promoted its own competing products, including Google's local products, in its search results. Given the large volume of traffic to our website and the importance of the placement and display of results of a user's search, similar actions in the future could have a substantial negative effect on our business and results of operations.

If we fail to generate and maintain sufficient high quality content from our users, we will be unable to provide consumers with the information they are looking for, which could negatively impact our traffic and revenue.

Our success depends on our ability to provide consumers with the information they seek, which in turn depends on the quantity and quality of the content provided by our users. For example, we may be unable to provide consumers with the information they seek if our users do not contribute content that is helpful and reliable, or if they remove content they previously submitted. For example, our ability to provide high quality content may be harmed as consumers increasingly contribute content through our mobile website and mobile app because desktop contributions tend to be longer than content contributed through mobile devices. Similarly, we may be unable to provide consumers with the information they seek if our users are unwilling to contribute content because of concerns that they may be harassed or sued by the businesses they review, instances of which have occurred in the past and may occur again in the future. In addition, we may not be able to provide users the information they seek if the information on our platform is not up-to-date. We do not phase out or remove dated reviews, and consumers may view older reviews as less relevant, helpful or reliable. If our platform does not provide current information about local businesses or users perceive reviews on our platform as less relevant, our brand and our business could be harmed.

If we are unable to provide consumers with the information they seek, or if they can find equivalent content on other services, they may stop or reduce their use of our platform, and traffic to our website and on our mobile app will decline. If our user traffic declines, our advertisers may stop or reduce the amount of advertising on our platform and our business could be harmed.

Our business may be harmed if users view our platform as primarily limited to reviews of restaurants and shopping experiences.

Our user traffic could be adversely affected if consumers perceive the utility of our platform to be limited to finding businesses in the restaurant and shopping categories, which together accounted for approximately 44% of the businesses that have been reviewed on our platform and 61% of our cumulative reviews through December 31, 2012. We believe that this concentration of reviews is primarily due to the frequency with which individuals visit specific businesses or engage in certain activities versus others. For example, an individual may eat at a restaurant three times in one week or go shopping once a week, but the same individual is unlikely to visit a mechanic, get a haircut or use a home or local service with the same frequency. However, if the high concentration of reviews in the restaurant and shopping categories generates a perception that our platform is primarily limited to these categories, traffic may decline and advertising customers may be less likely to perceive value from using our services, which could harm our business.

If our technology filters helpful content or fails to filter unhelpful content, consumers and businesses alike may stop or reduce their use of our platform and products, and our business could suffer.

While we have designed our technology to filter content that we believe may be offensive, biased, unreliable or otherwise unhelpful, we cannot guarantee that our efforts will be effective or adequate. In addition, some consumers and businesses have expressed concern that our technology inappropriately filters legitimate reviews, which may cause them to stop or reduce their use of our platform or our advertising solutions. If the performance of our filter proves inadequate or ineffective, our reputation and brand may be harmed, users may stop using our products and our business and results of operations could be adversely affected.

Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain or expand our base of users and advertisers, or our ability to increase the frequency with which they use our solutions.

We have developed a strong brand that we believe has contributed significantly to the success of our business. Maintaining, protecting and enhancing the "Yelp" brand is critical to expanding our base of users and advertisers and increasing the frequency with which they use our solutions, and will depend largely on our ability to maintain consumer trust in our solutions and in the quality and integrity of the user content and other information found on our website and mobile app, which we may not do successfully. If we do not successfully maintain a strong brand, our business could be harmed.

For example, consumers may believe that the reviews, photos and other content contributed by our Community Managers or other employees are influenced by our advertising relationships or are otherwise biased. Although we take steps to prevent this from occurring by, for example, displaying an "ambassador" badge on the account profile pages for each of our Community Managers identifying them as Yelp employees and explaining their role on our platform, the designation does not appear on the page for each review contributed by the Community Manager and we may not be successful in our efforts to maintain consumer trust. As a result, our brand and our business could be harmed.

Our trademarks are an important element of our brand. We have faced in the past, and may face in the future, oppositions from third parties to our applications to register key trademarks in foreign jurisdictions in which we expect to expand our presence. If we are unsuccessful in defending against these oppositions, our trademark applications may be denied. Whether or not our trademark registration applications are denied, third parties may claim that our trademarks infringe their rights. As a result, we could be forced to pay significant settlement costs or cease the use of these trademarks and associated elements of our brand in those or other jurisdictions. Doing so could harm our brand or brand recognition and adversely affect our business, financial condition and results of operation.

Negative publicity could adversely affect our reputation and brand.

Negative publicity about our company, including our technology, sales practices, personnel or customer service, could diminish confidence in and the use of our products. The media has previously reported allegations that we manipulate our reviews, rankings and ratings in favor of our advertisers and against non-advertisers. These allegations, though untrue, could adversely affect our reputation and brand, require significant management time and attention, and subject us to inquiries or investigations. In order to demonstrate that our filtering process applies in a nondiscriminatory manner to both advertisers and non-advertisers, we have made all filtered reviews accessible on our platform. We have also allowed businesses to publicly comment on negative reviews so that they can provide their response. Nevertheless, our reputation and brand, the traffic to our website and mobile app and our business may suffer if negative publicity about our company persists or if users otherwise perceive that content on our website and mobile app is manipulated or biased. In addition, our website and mobile app serve as a platform for expression by our users, and third parties or the public at large may attribute the political or other sentiments expressed by users on our platform to us, which could harm our reputation.

If we fail to maintain and expand our base of advertisers, our revenue and our business will be harmed.

For the three months and year ended December 31, 2012, substantially all of our revenue was generated by the sale of advertising products. Our ability to grow our business depends on our ability to maintain and expand our advertiser base. To do so, we must convince prospective advertisers of the benefits of our products, including those who may not be familiar with our products (such as those in new markets). In addition, we have incurred significant costs to attract current and future advertisers and expect to incur significant additional costs for the foreseeable future. We may face greater challenges as we continue to expand our advertiser base in businesses outside the restaurant and shopping categories, which together accounted for approximately 44% of the businesses that have been reviewed on our platform and 61% of our cumulative reviews through December 31, 2012, especially if these businesses believe that consumers perceive the utility of our platform to be limited to finding businesses in the restaurant and shopping categories. We must also convince existing and prospective advertisers alike that our advertising products work to their benefit. Many of these businesses are more accustomed to using more traditional methods of advertising, such as newspapers or print yellow pages directories. Failure to maintain and expand the advertiser base could harm our business.

Our advertisers do not typically have long-term obligations to purchase our products. In addition, we rely heavily on advertising spend by small and medium-sized local businesses, which have historically experienced high failure rates and often have limited advertising budgets. As a result, we may experience attrition in our advertisers in the ordinary course of business resulting from several factors, including losses to competitors, lower priced competitors, perceptions that our advertising solutions are unnecessary or ineffective, declining advertising budgets, closures and bankruptcies. We must continually add new advertisers both to replace advertisers who choose not to renew their advertising or who go out of business, or otherwise fail to fulfill their advertising contracts with us, to grow our business. Our advertisers' decisions to renew depend on a number of factors, including the degree of satisfaction with our products and their ability to continue their operations and spending levels. The ratings and reviews that businesses receive from our users may also affect advertising decisions by current and prospective advertisers. For instance, favorable ratings and reviews, on the one hand, could be perceived as obviating the need to advertise, and unfavorable ratings and reviews, on the other, could discourage businesses from advertising to an audience they perceive as hostile or cause them to form a negative opinion of our products and user base, which could discourage them from doing business with us. If our advertisers increase their rates of non-renewal or if we experience significant advertiser attrition or contract breach, or if we are unable to attract new advertisers in numbers greater than the number of advertisers that we lose, our client base will decrease and our business, financial condition and results of operations would be harmed.

If we fail to expand effectively into new markets, both domestically and abroad, our revenue and our business will be harmed.

We intend to expand our operations into new markets, both domestically and abroad. We may incur losses or otherwise fail to enter new markets successfully. Our expansion into new markets places us in competitive environments with which we are unfamiliar and involves various risks, including the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years, or at all. In attempting to establish a presence in new markets, we expect, as we have in the past, to incur significant expenses and face various other challenges, such as expanding our sales force and community management personnel to reach those new markets. Our current and any future expansion plans will require significant resources and management attention. Furthermore, we have already entered many of the largest markets in the United States and further expansion in smaller markets may not yield similar results or sustain our growth.

Our international operations involve additional risks, and our exposure to these risks will increase as we expand internationally.

We have started to expand our operations internationally. We expect to expand our international operations significantly by accessing new markets abroad and expanding our offerings in new languages. Our platform is now available in English and several other languages. However, we may have difficulty modifying our technology and content for use in non-English-speaking markets or fostering new communities in non-English-speaking markets. We recently acquired Qype to accelerate the expansion of our international footprint, primarily in Europe and Brazil, but can make no assurance that we will be successful in integrating Qype with our businesses or in taking advantage of Qype's presence in these international markets. Our ability to manage our business and conduct our operations internationally requires considerable management attention and resources, and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures. Furthermore, in most international markets, we would not be the first entrant, and our competitors may be better positioned than we are to succeed. Expanding internationally may subject us to risks that we have either not faced before or increase our exposure to risks that we currently face, including risks associated with:

- recruiting and retaining qualified, multi-lingual employees, including sales personnel;
- integrating businesses we may acquire internationally, including Qype;
- increased competition from local websites and guides and potential preferences by local populations for local providers;
- compliance with applicable foreign laws and regulations, including different privacy, censorship and liability standards and regulations and different intellectual property laws;
- providing solutions in different languages for different cultures, which may require that we modify our solutions and features to ensure that they are culturally relevant in different countries;
- our ability to achieve prominent rankings for our content in unpaid search results, which may be more difficult in newer markets where we may have less content and more competitors than in established markets;
- the enforceability of our intellectual property rights;
- credit risk and higher levels of payment fraud;
- compliance with anti-bribery laws, including but not limited to compliance with the Foreign Corrupt Practices Act and the U.K. Bribery Act;
- currency exchange rate fluctuations;
- foreign exchange controls that might prevent us from repatriating cash earned outside the United States;
- political and economic instability in some countries;
- double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the United States or the foreign jurisdictions in which we operate; and
- higher costs of doing business internationally.

Many people use smartphones and other mobile devices to access information about local businesses. We have limited experience with mobile advertising and have prioritized the quality of user experience with our mobile products over short-term monetization. As a result, growth in use of our mobile app and mobile website, particularly if it substitutes for use of our website on personal computers, may adversely affect our results of operations and business.

The number of people who access information about local businesses through mobile devices, including smartphones and handheld tablets or computers, has increased dramatically in the past few years and is expected to continue to increase. Although we currently deliver advertising on our mobile app and mobile website, we have limited experience with mobile advertising and have prioritized the quality of user experience with our mobile products over short-term monetization. With our ability to effectively monetize our mobile products unproven, we may not be able to generate meaningful revenue from our mobile products despite the expected growth in mobile usage. In addition, if consumers use our mobile app and mobile website as substitutes for, rather than in addition to, use of our website on personal computers and our mobile solutions prove ineffective, our advertisers may stop or reduce their advertising with us. Similarly, we may be unable to attract new advertisers if our mobile advertising solutions are not compelling. If our advertising solutions are not effective or we fail to continue to innovate and introduce enhanced mobile solutions, if our solutions alienate our user base, or if our solutions are not widely adopted or are insufficiently profitable, our business may suffer.

Additionally, as new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing products for these alternative devices and platforms, and we may need to devote significant resources to the creation, support and maintenance of such products. We are dependent on the interoperability of our mobile products with popular mobile operating systems that we do not control, such as Android and iOS, and any changes in such systems that degrade their functionality could adversely affect mobile usage. If we experience difficulties in the future in integrating our mobile app into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile application download stores, such as those of Google, with whose local products we compete, or Apple, Inc., our user growth and user engagement could be harmed. In addition, if our applications receive unfavorable treatment compared to the promotion and placement of competing applications, such as the order of our products in the Apple AppStore, or if we face increased costs to distribute our mobile app, our future growth and our results of operations could suffer. Further, in the event that it becomes more difficult for our users to access and use our mobile app, or if users choose to use mobile products that do not offer access to our mobile app, we may be unable to decrease our reliance on traffic from Google and other search engines.

We expect to face increased competition in the market.

The market for information regarding local businesses and advertising is intensely competitive and rapidly changing. With the emergence of new technologies and market entrants, competition is likely to intensify in the future. Our competitors include, among others, offline media companies and service providers; newspaper, television and other media companies; Internet search engines, such as Google, Bing and Yahoo!; and various other online service providers and review websites. Our competitors may enjoy competitive advantages, such as greater name recognition, longer operating histories, substantially greater market share, large existing user bases and substantially greater financial, technical and other resources. These companies may use these advantages to offer products similar to ours at a lower price, develop different products to compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements. In particular, major Internet companies, such as Google, Facebook, Yahoo! and Microsoft may be more successful than us in developing and marketing online advertising offerings directly to local businesses and many of our advertisers and potential advertisers may choose to purchase online advertising services from these competitors and may reduce their purchases of our products. In addition, many of our current and potential competitors have established marketing relationships with and access to larger client bases. As the market for local online advertising increases, new competitors, business models and solutions are likely to emerge. We also compete with these companies for the attention of contributors and consumers, and may experience decreases in both if our competitors offer more compelling environments. For all of these reasons, we may be unable to maintain or grow the number of people who use our website and mobile app and the number of businesses that use our advertising solutions and we may face pressure to reduce the price of our advertising solutions, in which case our business, results of operations and financial condition will be harmed.

The traffic to our website and mobile application may decline and our business may suffer if other companies copy information from our platform and publish or aggregate it with other information for their own benefit.

From time to time, other companies copy information from our platform, through website scraping, robots or other means, and publish or aggregate it with other information for their own benefit. For example, in parts of 2010 and 2011, Google incorporated content from our website into its own local product without our permission. Google's users, as a result, may not have visited our website because they found the information they sought on Google. While we do not believe that Google is still incorporating our content within its local products, we have no assurance that Google or other companies will not copy, publish or aggregate content from our platform in the future.

When third parties copy, publish or aggregate content from our platform, it makes them more competitive and decreases the likelihood that consumers will visit our website or use our mobile app to find the information they seek, which could negatively affect our business, results of operations and financial condition. We may not be able to detect such third-party conduct in a timely manner and, even if we could, we may not be able to prevent it. In some cases, particularly in the case of websites operating outside of the United States, our available remedies may be inadequate to protect us against such practices. In addition, we may be required to expend significant financial or other resources to successfully enforce our rights.

The impact of worldwide economic conditions, including the resulting effect on advertising spending by local businesses, may adversely affect our business, operating results and financial condition.

Our performance is subject to worldwide economic conditions and their impact on levels of advertising spend by small and medium-sized businesses, which may be disproportionately affected by economic downturns. In the event of an economic slowdown or deterioration of worldwide economic conditions, our existing and potential advertising clients may no longer consider investment in our advertising solutions a necessity, or may elect to reduce advertising budgets. Historically, economic downturns have resulted in overall reductions in advertising spending. In particular, web-based advertising solutions may be viewed by some of our existing and potential advertising clients as a lower priority and could cause advertisers to reduce the amounts they spend on advertising, terminate their use of our solutions or default on their payment obligations to us. In addition, economic conditions may adversely impact levels of consumer spending, which could adversely impact the numbers of consumers visiting our website and mobile app. Consumer purchases of discretionary items generally decline during recessionary periods and other periods in which disposable income is adversely affected. If spending at many of the local businesses reviewed on our platform declines, businesses may be less likely to use our advertising products, which could have a material adverse effect on our financial condition and results of operations.

We face potential liability and expense for legal claims based on the content on our platform.

We face potential liability and expense for legal claims relating to the information that we publish on our website and mobile app, including claims for defamation, libel, negligence and copyright or trademark infringement, among others. For example, businesses in the past have claimed, and may in the future claim, that we are responsible for defamatory reviews posted by our users. We expect claims like these to continue, and potentially increase in proportion to the amount of content on our platform. These claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be compelled to remove content or may be forced to pay substantial damages if we are unsuccessful in our efforts to defend against these claims. If we elect or are compelled to remove valuable content from our website or mobile app, our platform may become less useful to consumers and our traffic may decline, which could have a negative impact on our business and financial performance.

We process, store and use personal information and other data, which subjects us to governmental regulation and other legal obligations related to privacy. Our actual or perceived failure to comply with such obligations could harm our business.

We receive, store and process personal information and other user data, including credit card information for certain users. There are numerous federal, state and local laws around the world regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other user data, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other rules. For example, the Federal Trade Commission, or FTC, currently expects companies like Yelp to comply with guidelines issued under the Federal Trade Commission Act that govern the collection, use and storage of consumer information, establishing principles relating to notice, consent, access and data integrity and security. Our practices are designed to comply with these guidelines as described in our published privacy policy. For example, we disclose that we collect a range of information about our users, such as their names, email addresses, search histories and activity on our platform. We also use and store such information primarily to personalize the experience on our platform, provide customer support and display relevant advertising. While we do not sell or share personally identifiable information with third parties for direct marketing purposes, we do have relationships with third parties that may allow them access to user information for other purposes. For example, when we outsource functions such as technical and customer support, tracking and reporting, quality assurance and payment processing to other companies, we make user information available to those companies to the extent necessary for them to provide the outsourced services. We believe our policies and practices comply with the FTC privacy guidelines and other applicable laws and regulations. However, if our belief proves incorrect, or if these guidelines, laws or regulations or their interpretation change or new legislation or regulations are enacted, we may be compelled to provide additional disclosures to our users, obtain additional consents from our users before collecting or using their information or implement new safeguards to help our users manage our use of their information, among other changes.

We also generally comply with industry standards and are subject to the terms of our privacy policies and privacy-related obligations to third parties (including, in certain instances, voluntary third-party certification bodies such as TRUSTe). It is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices.

Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to users or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, may result in governmental enforcement actions, litigation or negative publicity and could cause our users and advertisers to lose trust in us, which could have an adverse effect on our business. Additionally, if third parties with whom we work, such as advertisers, vendors or developers, violate applicable laws or our policies, such violations may also put our users' information at risk and could have an adverse effect on our business.

Our business could suffer if the jurisdictions in which we operate change the way in which they regulate the Internet, including regulations relating to user-generated content and privacy.

Our business, including our ability to operate and expand internationally, could be adversely affected if legislation or regulations are adopted, interpreted or implemented in a manner that is inconsistent with our current business practices and that requires changes to these practices or the design of our platform, products or features. For example, if legislation is passed that limits the immunities afforded to websites that publish user-generated content, we may be compelled to remove content from our platform that we would otherwise publish, restrict the types of businesses that our users can review or further verify the identity of our users, among other changes. Similarly, legislation could be passed that limits our ability to use or store information about our users.

Practices regarding the collection, use, storage, display, processing, transmission and security of personal information by companies offering online services have recently come under increased public scrutiny. As a result, the regulatory framework for privacy issues worldwide is currently in flux and is likely to remain so for the foreseeable future. The U.S. government, including the White House, the FTC and the Department of Commerce, are reviewing the need for greater regulation of the collection of information concerning consumer behavior with respect to online services, including regulation aimed at restricting certain targeted advertising practices. The White House recently published a report calling for a consumer privacy Bill of Rights that could impact the collection of data. Legislative changes have been proposed abroad as well, including recent proposals by the European Commission to reform its existing data protection legal framework. Various government and consumer agencies have also called for new regulation and changes in industry practices. Recently, the State of California and several other states have adopted privacy guidelines with respect to mobile applications. Changes like these could increase our administrative costs and make it more difficult for consumers to use our platform, resulting in less traffic and revenue. Similarly, changes like these could make it more difficult for us to provide effective advertising tools to businesses on our platform, resulting in fewer advertisers and less revenue. In any of the cases above, our business could suffer.

Our acquisition of Qype creates numerous risks and uncertainties that could adversely affect our operating results or prevent us from realizing the expected benefits of the acquisition.

In October 2012, we acquired Qype to accelerate our international expansion. This acquisition requires the integration of Qype, its operations, services and personnel with our organization. These transition activities are complex, and we may encounter unexpected difficulties or incur unexpected costs.

In order to realize the expected benefits and synergies of our acquisition of Qype, we must meet a number of significant challenges, including:

- integrating the management teams, strategies and operations of the combined business;

- retaining and assimilating the key personnel of each company;

- retaining existing customers and obtaining new customers;

- difficulties in the assimilation of employees and corporate cultures;

- migrating Qype users and content to our platform;

- implementing and retaining uniform standards, controls, procedures, policies and information systems; and

- managing the combined business effectively.

It is possible that the integration process could result in the loss of technical skills and management expertise of key employees, the disruption of each company's ongoing business or inconsistencies in standards, controls, procedures and policies due to possible cultural conflicts or differences of opinions on technical decisions and services. In addition, following the acquisition of Qype, we began implementation of a restructuring plan affecting approximately 35 Qype employees in order to eliminate redundancies within the combined business and improve operational efficiencies. Such restructuring efforts could result in reduced efficiency of retained employees and may result in employees, whether or not directly affected by the restructuring, seeking future employment with our business partners or competitors. Although employees are subject to confidentiality requirements, the confidential nature of certain proprietary information may not be maintained in the course of any such future employment. Further, we believe that our ability to realize the full benefits of the acquisition will depend upon our ability to retain highly skilled personnel. We may have difficulty retaining such personnel as a result of the restructuring.

A failure to integrate Qype successfully could adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the acquisition. In addition, we may be required to spend additional time or funds on integration that otherwise would be spent on the development and expansion of the combined business. Even if we are able to integrate Qype operations successfully, these integrations may not result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from the integration, and these benefits may not be achieved within a reasonable period of time.

We may also acquire other companies or technologies, which could divert our management's attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

Our success will depend, in part, on our ability to expand our product offerings and grow our business in response to changing technologies, user and advertiser demands and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses or technologies rather than through internal development. We have limited experience as a company in the complex process of acquiring other businesses and technologies. The pursuit of potential future acquisitions may divert the attention of management and cause us to incur expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our results of operations or our ability to achieve profitability.

Acquisitions also involve a number of risks to our business, including the difficulty of integrating operations, services, sites and technologies, and personnel of the acquired companies, the potential disruption of our ongoing business, the potential distraction of management, the possibility that our business culture and the business culture of the acquired companies will not be compatible, expenses related to the acquisition and to the integration of the acquired companies, the impairment of relationships with employees and customers as a result of any integration of new personnel, risks related to the businesses of acquired companies that may continue to impact the businesses following the acquisition and potential unknown liabilities associated with acquired companies. Any inability to integrate services, sites and technologies, operations or personnel in an efficient and timely manner could harm our results of operations.

If we fail to manage our growth effectively, our brand, results of operations and business could be harmed.

We have experienced rapid growth in our headcount and operations, including through our recent acquisition of Qype, which places substantial demands on management and our operational infrastructure. Most of our employees have been with us for fewer than two years. We intend to make substantial investments in our technology, sales and marketing and community management organizations. As we continue to grow, we must effectively integrate, develop and motivate a large number of new employees, including employees in international markets and from any acquired businesses, while maintaining the beneficial aspects of our company culture. If we do not manage the growth of our business and operations effectively, the quality of our platform and efficiency of our operations could suffer, which could harm our brand, results of operations and business.

We may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure that our platform is accessible.

It is important to our success that users in all geographies be able to access our platform at all times. We have previously experienced, and may experience in the future, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of users accessing our platform simultaneously, and denial of service or fraud or security attacks. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve the availability of our platform, especially during peak usage times and as our solutions become more complex and our user traffic increases. If our platform is unavailable when users attempt to access it or it does not load as quickly as they expect, users may seek other services to obtain the information for which they are looking, and may not return to our platform as often in the future, or at all. This would negatively impact our ability to attract users and advertisers and increase the frequency with which they use our website and mobile app. We expect to continue to make significant investments to maintain and improve the availability of our platform and to enable rapid releases of new features and products. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be harmed.

Our disaster recovery program contemplates transitioning our platform and data to a backup center in the event of a catastrophe, but we have not yet tested the procedure in full, and the transition procedure may take several days or more to complete. During this time, our platform may be unavailable in whole or in part to our users.

We are, and may in the future be, subject to disputes and assertions by third parties that we violate their rights. These disputes may be costly to defend and could harm our business and operating results.

We currently face, and we expect to face from time to time in the future, allegations that we have violated the rights of third parties, including patent, trademark, copyright and other intellectual property rights and the rights of current and former employees and business owners. For example, third parties have sued us for allegedly violating their patent rights (we are currently a defendant in numerous such suits, all of which involve plaintiffs targeting multiple defendants in the same or similar suits), an action was filed against us on behalf of current and former employees claiming that we violated labor and other laws (we have received final court approval to settle the suit for approximately $0.8 million) and various businesses have sued us alleging that we manipulate Yelp reviews in order to coerce them and other businesses to pay for Yelp advertising (one such suit was voluntarily dismissed, and two others were consolidated and dismissed with prejudice, although the plaintiffs are seeking an appeal). In addition, Deutsche Telekom AG, or Deutsche Telekom, has filed two suits against Qype in Germany regarding fees payable for directory data that Qype and its predecessor purchased from Deutsche Telekom; both claims have been rejected in full by the German court, although Deutsche Telekom has appealed the decisions to the Higher Regional Court of Cologne, which referred the appeals to the Higher Regional Court of Düsseldorf. The appeals are expected to be heard in the first half of 2013.

Other claims against us can be expected to be made in the future. Even if the claims are without merit, the costs associated with defending these types of claims may be substantial, both in terms of time, money and management distraction. In particular, patent and other intellectual property litigation may be protracted and expensive, and the results are difficult to predict and may require us to stop offering certain features, purchase licenses or modify our products and features while we develop non-infringing substitutes or may result in significant settlement costs. We do not own any patents, and, therefore, may be unable to deter competitors or others from pursuing patent or other intellectual property infringement claims against us.

The results of litigation and claims to which we may be subject cannot be predicted with certainty. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, results of operations and reputation.

Some of our solutions contain open source software, which may pose particular risks to our proprietary software and solutions.

We use open source software in our solutions and will use open source software in the future. From time to time, we may face claims from third parties claiming ownership of, or demanding release of, the open source software and/or derivative works that we developed using such software (which could include our proprietary source code), or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to purchase a costly license or cease offering the implicated solutions unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business and operating results.

We make the consumer experience our highest priority. Our dedication to making decisions based primarily on the best interests of consumers may cause us to forgo short-term gains and advertising revenue.

We base many of our decisions upon the best interests of the consumers who use our platform. We believe that this approach has been essential to our success in increasing our user growth rate and the frequency with which consumers use our platform and has served the long-term interests of our company and our stockholders. In the past, we have forgone, and we may in the future forgo, certain expansion or revenue opportunities that we do not believe are in the best interests of consumers, even if such decisions negatively impact our results of operations in the short term, and we believe that continued adherence to this principle will, in the long term, benefit our stockholders. In particular, our approach of putting our consumers first may negatively impact our relationships with our existing or prospective advertisers. For example, unless we believe that a review violates our terms of service, such as reviews that contain hate speech or bigotry, we allow the review to remain on the platform, even if the business disputes its accuracy. Certain advertisers may therefore perceive us as an impediment to their success as a result of negative reviews and ratings. This practice could result in a loss of advertisers, which in turn could harm our results of operations.

We rely on third-party service providers for many aspects of our business, and any failure to maintain these relationships could harm our business.

We rely on data about local businesses from third parties, including various yellow pages and other third parties that license such information to us. We also rely on third parties for other aspects of our business, such as mapping functionality and administrative software solutions. If these third parties experience difficulty meeting our requirements or standards, or our licenses are revoked or not renewed, it could make it difficult for us to operate some aspects of our business, which could damage our reputation. In addition, if such third-party service providers were to cease operations, temporarily or permanently, face financial distress or other business disruption, increase their fees or if our relationships with these providers deteriorate, we could suffer increased costs and delays in our ability to provide consumers and advertisers with content or provide similar services until an equivalent provider could be found or we could develop replacement technology or operations. In addition, if we are unsuccessful in choosing or finding high-quality partners, if we fail to negotiate cost-effective relationships with them, or if we ineffectively manage these relationships, it could have an adverse impact on our business and financial performance.

We expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

Our operating results could vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. In addition to other risk factors discussed in this section, factors that may contribute to the variability of our quarterly and annual results include:

- our ability to attract new local business advertisers and retain existing advertisers;
- our ability to accurately forecast revenue and appropriately plan our expenses;
- the effects of changes in search engine placement and prominence;
- the effects of increased competition in our business;
- our ability to successfully expand in existing markets, enter new markets and manage our international expansion;
- the impact of worldwide economic conditions, including the resulting effect on consumer spending at local businesses and the level of advertising spending by local businesses;
- our ability to protect and grow our intellectual property;
- our ability to maintain an adequate rate of growth and effectively manage that growth;
- our ability to maintain and increase traffic to our website and mobile app;
- our ability to keep pace with changes in technology;

- the success of our sales and marketing efforts;
- costs associated with defending intellectual property infringement and other claims and related judgments or settlements;
- our ability to manage successfully any acquisitions of businesses, solutions or technologies, including Qype;
- changes in government regulation affecting our business;
- interruptions in service and any related impact on our reputation;
- the attraction and retention of qualified employees and key personnel;
- our ability to choose and effectively manage third-party service providers;
- the impact of fluctuations in currency exchange rates;
- changes in consumer behavior with respect to local businesses;
- fluctuations in spending by our advertisers due to seasonality, such as historically stronger spending in the fourth quarter of each year, or other factors;
- the effects of natural or man-made catastrophic events;
- the effectiveness of our internal controls; and
- changes in our tax rates or exposure to additional tax liabilities.

Because we recognize most of the revenue from our advertising products over the term of an agreement, a significant downturn in our business may not be immediately reflected in our results of operations.

We recognize revenue from sales of our advertising products over the terms of the applicable agreements, which are generally three, six or 12 months. As a result, a significant portion of the revenue we report in each quarter is generated from agreements entered into during previous quarters. Consequently, a decline in new or renewed agreements in any one quarter may not significantly impact our revenue in that quarter but will negatively affect our revenue in future quarters. In addition, we may be unable to adjust our fixed costs in response to reduced revenue. Accordingly, the effect of significant declines in advertising sales may not be reflected in our short-term results of operations.

We rely on the performance of highly skilled personnel, and if we are unable to attract, retain and motivate well-qualified employees, our business could be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of our employees, including our senior management team, software engineers, marketing professionals and advertising sales staff. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract them. In addition, the loss of any of our senior management or key employees could materially adversely affect our ability to execute our business plan, and we may not be able to find adequate replacements. All of our officers and other U.S. employees are at-will employees, which mean they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business could be harmed.

Failure to protect or enforce our intellectual property rights could harm our business and results of operations.

We regard the protection of our trade secrets, copyrights, trademarks and domain names as critical to our success. In particular, we must maintain, protect and enhance the "Yelp" brand. We pursue the registration of our domain names, trademarks and service marks in the United States and in certain jurisdictions abroad. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We typically enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, these contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation or disclosure of our proprietary information nor deter independent development of similar technologies by others.

Effective trade secret, copyright, trademark and domain name protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and expenses and the costs of defending our rights. We are seeking to protect our trademarks and domain names in an increasing number of jurisdictions, a process that is expensive and may not be successful or which we may not pursue in every location. Litigation may be necessary to enforce our intellectual property rights, protect our respective trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business and operating results. We may incur significant costs in enforcing our trademarks against those who attempt to imitate our "Yelp" brand. If we fail to maintain, protect and enhance our intellectual property rights, our business and operating results may be harmed.

We may be unable to continue to use the domain names that we use in our business, or prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand or our trademarks or service marks.

We have registered domain names for our website that we use in our business, such as Yelp.com. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our products under a new domain name, which could cause us substantial harm, or to incur significant expense in order to purchase rights to the domain name in question. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been registered in the United States and elsewhere. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand or our trademarks or service marks. Protecting and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of management's attention.

If our security measures are compromised, or if our platform is subject to attacks that degrade or deny the ability of users to access our content, users may curtail or stop use of our platform.

Our platform involves the storage and transmission of user and business information, some of which may be private, and security breaches could expose us to a risk of loss of this information, which could result in potential liability and litigation. Like all online services, our platform is vulnerable to computer viruses, break-ins, phishing attacks, attempts to overload our servers with denial-of-service or other attacks and similar disruptions from unauthorized use of our computer systems, any of which could lead to interruptions, delays or website shutdowns, causing loss of critical data or the unauthorized disclosure or use of personally identifiable or other confidential information. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently, often are not recognized until launched against a target and may originate from less regulated and remote areas around the world, we may be unable to proactively address these techniques or to implement adequate preventative measures. If we experience compromises to our security that result in performance or availability problems, the complete shutdown of our website or the loss or unauthorized disclosure of confidential information, our users or advertisers may lose trust and confidence in us and decrease their use of our platform or stop using our platform entirely, and we would suffer reputational and financial harm. For example, we work with third party vendors to process credit card payments by certain of our users and local businesses and are subject to payment card association operating rules. If our security measures fail to protect this information adequately as a result of employee error, malfeasance or otherwise, or we fail to comply with the applicable operating rules, we could be liable to our users and local businesses for their losses, as well as the vendors under our agreements with them, we could be subject to fines and higher transaction fees, we could face regulatory action and our users, local businesses and vendors could end their relationships with us, any of which could harm our business and financial results.

In addition, user and business owner accounts and profile pages could be hacked, hijacked, altered or otherwise claimed or controlled by unauthorized persons. For example, we enable businesses to create free online business accounts and claim the business profile pages for each of their business locations. We verify these claims through an automated telephone verification process, which is designed to confirm that the person setting up the account is affiliated with the business by confirming that the person has access to the business's telephone. Our verification system could fail to confirm that the recipient of the call is an authorized representative of the business, or mistakenly allow an unauthorized representative to claim the business's profile page. Any or all of these issues could negatively impact our ability to attract new users or could deter current users from returning or reduce the frequency with which consumers and advertisers use our solutions, cause existing or potential advertisers to cancel their contracts or subject us to third-party lawsuits, regulatory fines or other action or liability, thereby harming our results of operations.

Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business.

We are subject to a variety of laws in the United States and abroad, including laws regarding data retention, privacy, distribution of user-generated content and consumer protection, that are frequently evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly outside the United States. For example, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users. In addition, regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning data protection and other matters that may be applicable to our business. It is also likely that if our business grows and evolves and our solutions are used in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject.

If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain products or features, which would negatively affect our business. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred to prevent or mitigate this potential liability could also harm our business and operating results.

Domestic and foreign laws may be interpreted and enforced in ways that impose new obligations on us with respect to Yelp Deals, which may harm our business and results of operations.

Our Yelp Deals products may be deemed gift certificates, store gift cards, general-use prepaid cards or other vouchers, or "gift cards," subject to, among other laws, the federal Credit Card Accountability Responsibility and Disclosure Act of 2009, or the Credit CARD Act, and similar federal, state and foreign laws. Many of these laws include specific disclosure requirements and prohibitions or limitations on the use of expiration dates and the imposition of certain fees. For example, the Credit CARD Act requires that gift cards expire no earlier than five years after their issue. Yelp Deals are comprised of two components: (i) the purchase value, which is the amount paid by the purchaser and which does not expire, and (ii) the promotional value, which is the remaining value for which the Yelp Deal can be redeemed during a limited period, which typically ends one year after the date of purchase. If, contrary to our belief, the Credit CARD Act and similar state laws were held to apply to the promotional value component of Yelp Deals, consumers would be entitled to redeem the promotional value component of their Yelp Deals for up to five years after their issue, and we could face liability for redemption periods that are less than five years. Various companies that provide deal products similar to ours are currently defendants in purported class action lawsuits that have been filed in federal and state court claiming that their deal products are subject to the Credit CARD Act and various state laws governing gift cards and that the defendants have violated these laws as a result of expiration dates and other restrictions they have placed on their deals. Similar lawsuits have been filed in other locations in which we plan to sell our Yelp Deals, such as the Canadian province of Ontario, alleging similar violations of provincial legislation governing gift cards.

The application of various other laws and regulations to our products, and particularly our Yelp Deals and Gift Certificates, is uncertain. These include laws and regulations pertaining to unclaimed and abandoned property, partial redemption, refunds, revenue-sharing restrictions on certain trade groups and professions, sales and other local taxes and the sale of alcoholic beverages. For example, although it is the responsibility of merchants to redeem or refund unexpired Yelp Deals and Gift Certificates that they offer through our platform, the law might be interpreted to require that we redeem or refund them. Because merchants alone, and not Yelp, are in a position to track the redemption of Yelp Deals and Gift Certificates, we may not be able to comply with such a requirement without substantial and potentially costly changes to our infrastructure and business practices. In addition, we may become, or be determined to be, subject to federal, state or foreign laws regulating money transmitters or aimed at preventing money laundering or terrorist financing, including the Bank Secrecy Act, the USA PATRIOT Act and other similar future laws or regulations.

If we become subject to claims or are required to alter our business practices as a result of current or future laws and regulations, our revenue could decrease, our costs could increase and our business could otherwise be harmed. In addition, the costs and expenses associated with defending any actions related to such additional laws and regulations and any payments of related penalties, fines, judgments or settlements could harm our business.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features and products or enhance our existing services, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

Our business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events and to interruption by man-made problems such as computer viruses or terrorism.

Our systems and operations are vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins and similar events. For example, a significant natural disaster, such as an earthquake, fire or flood, could have a material adverse impact on our business, operating results and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur. Our U.S. corporate offices and one of the facilities we lease to house our computer and telecommunications equipment are located in the San Francisco Bay Area, a region known for seismic activity. In addition, acts of terrorism, which may be targeted at metropolitan areas that have higher population density than rural areas, could cause disruptions in our or our local business advertisers' businesses or the economy as a whole. Our servers may also be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, loss of critical data or the unauthorized disclosure of confidential client data. We may not have sufficient protection or recovery plans in certain circumstances, such as natural disasters affecting the San Francisco Bay Area, and our business interruption insurance may be insufficient to compensate us for losses that may occur. As we rely heavily on our servers, computer and communications systems and the Internet to conduct our business and provide high quality customer service, such disruptions could negatively impact our ability to run our business and either directly or indirectly disrupt our local business advertisers' businesses, which could have an adverse affect on our business, operating results and financial condition.

The intended tax benefits of our corporate structure and intercompany arrangements depend on the application of the tax laws of various jurisdictions and on how we operate our business.

Our corporate structure and intercompany arrangements, including the manner in which we develop and use our intellectual property and the transfer pricing of our intercompany transactions, are intended to reduce our worldwide effective tax rate. The application of the tax laws of various jurisdictions, including the United States, to our international business activities is subject to interpretation and depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business does not achieve the intended tax consequences, which could increase our worldwide effective tax rate and harm our financial position and results of operations.

Our corporate structure includes legal entities located in jurisdictions with income tax rates lower than the U.S. statutory tax rate. Our intercompany arrangements allocate income to such entities in accordance with arm's-length principles and commensurate with functions performed, risks assumed and ownership of valuable corporate assets. We believe that income taxed in certain foreign jurisdictions at a lower rate relative to the U.S. statutory rate will have a beneficial impact on our worldwide effective tax rate.

Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views, for instance, with respect to, among other things, the manner in which the arm's length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. In addition, tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. In particular, there is uncertainty in relation to the U.S. tax legislation in terms of the future corporate tax rate but also in terms of the U.S. tax consequences of income derived from income related to intellectual property earned overseas in low tax jurisdictions.

Our existing corporate structure and intercompany arrangements have been implemented in a manner we believe is in compliance with current prevailing tax laws. However, the tax benefits which we intend to eventually derive could be undermined if we are unable to adapt the manner in which we operate our business and due to changing tax laws.

The enactment of legislation implementing changes in the U.S. taxation of international business activities or the adoption of other tax reform policies could materially impact our financial condition and results of operations.

The current administration has made public statements indicating that it has made international tax reform a priority, and key members of the U.S. Congress have conducted hearings and proposed new legislation. Recent changes to U.S. tax laws, including limitations on the ability of taxpayers to claim and utilize foreign tax credits and the deferral of certain tax deductions until earnings outside of the United States are repatriated to the United States, as well as changes to U.S. tax laws that may be enacted in the future, could impact the tax treatment of our foreign earnings. Due to the expanding scale of our international business activities, any changes in the U.S. taxation of such activities may increase our worldwide effective tax rate and harm our financial condition and results of operations.

If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.

Under accounting principles generally accepted in the United States, or GAAP, we review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered include a change in circumstances indicating that the carrying value of our goodwill or other intangible assets may not be recoverable include declines in our stock price and market capitalization or future cash flows projections. We recorded a significant amount of goodwill related to our acquisition of Qype in the fourth quarter of 2012. A decline in our stock price, or any other adverse change in market conditions, particularly if such change has the effect of changing one of our critical assumptions or estimates, could result in a change to the estimation of fair value that could result in an impairment charge to our goodwill and intangible assets. Any such material charges may have a material negative impact on our financial and operating results.

Risks Related to Ownership of Our Class A Common Stock

The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our stock prior to our initial public offering, including our founders, directors, executive officers and employees and their affiliates, and limiting your ability to influence corporate matters.

Our Class B common stock has 10 votes per share, and our Class A common stock has one vote per share. Stockholders who hold shares of Class B common stock, including our founders, directors, executive officers and employees and their affiliates, together beneficially own shares representing approximately 94.5% of the voting power of our outstanding capital stock as of December 31, 2012. Consequently, the holders of Class B common stock collectively will continue to be able to control all matters submitted to our stockholders for approval even if their stock holdings represent less than 50% of the outstanding shares of our common stock. Because of the 10-to-1 voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock even when the shares of Class B common stock represent a small minority of all outstanding shares of our Class A and Class B common stock. This concentrated control will limit your ability to influence corporate matters for the foreseeable future, and, as a result, the market price of our Class A common stock could be adversely affected. Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, which will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term, which may include existing founders, officers and directors and their affiliates.

Our share price has been and will likely continue to be volatile.

The trading price of our Class A common stock has been, and is likely to continue to be, highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Since shares of our common stock were sold in our initial public offering in March 2012 at a price of $15.00 per share through February 15, 2013, our stock's daily closing price has ranged from $15.22 to $28.89. In addition to the factors discussed in this "*Risk Factors*" section and elsewhere in this Annual Report, factors that may cause volatility in our share price include:

- actual or anticipated fluctuations in our financial condition and operating results;
- changes in projected operating and financial results;
- actual or anticipated changes in our growth rate relative to our competitors;
- announcements of technological innovations or new offerings by us or our competitors;
- announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;
- additions or departures of key personnel;
- issuance of research or reports by securities analysts;
- fluctuations in the valuation of companies perceived by investors to be comparable to us;
- sales of our Class A or Class B common stock;
- changes in laws or regulations applicable to our solutions;
- share price and volume fluctuations attributable to inconsistent trading volume levels of our shares; and
- general economic and market conditions.

Furthermore, the stock markets recently have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our Class A common stock. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could harm our business.

We do not intend to pay dividends for the foreseeable future, and as a result your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change in control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

- authorize our board of directors to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated preferred stock;
- require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;
- specify that special meetings of our stockholders can be called only by our board of directors, the Chair of our board of directors, or our Chief Executive Officer;
- establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;
- establish that our board of directors is divided into three classes, with directors in each class serving three-year staggered terms;
- prohibit cumulative voting in the election of directors;
- provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;
- require the approval of our board of directors or the holders of a supermajority of our outstanding shares of capital stock to amend our bylaws and certain provisions of our certificate of incorporation; and
- reflect two classes of common stock, as discussed above.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our Class A common stock, to some extent, depends on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Future sales of our Class A common stock in the public market could cause our share price to decline.

Sales of a substantial number of shares of our Class A common stock in the public market, particularly sales by our directors, officers and employees and significant stockholders, or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. We have a small public float relative to the total number of shares of our Class A and Class B common stock that are issued. As of December 31, 2012, we had 23,380,283 shares of Class A common stock and 40,124,986 shares of Class B common stock outstanding. Although a public market exists for our Class A common stock only, shares of Class B common stock are generally convertible into an equivalent number of shares of Class A common stock at the option of the holder or upon transfer (subject to certain exceptions).

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain qualified board members.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations has increased and will continue to increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on our systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management's attention may be diverted from other business concerns, which could harm our business and operating results. Although we have hired additional employees to comply with these requirements, we may need to hire more employees in the future, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company that is subject to these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors and qualified executive officers.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our Class A common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the fiscal year ending 2013. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our auditors have issued an attestation report on our management's assessment of our internal controls. We are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Class A common stock to decline.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our principal executive offices in North America are currently located at 706 Mission Street, San Francisco, California, where we lease office space pursuant to a lease agreement that expires in September 2013. In May 2012, we entered into a lease agreement for office space located at 140 New Montgomery Street, San Francisco, California, which is intended to serve as our principal executive offices beginning in October 2013. We also lease office space in Scottsdale, Arizona and New York, New York, and currently our international offices are located in Dublin, Ireland, London, England, Hamburg, Germany and Berlin, Germany. We believe that our properties are generally suitable to meet our needs for the foreseeable future. In addition, to the extent we require additional space in the future, we believe that it would be readily available on commercially reasonable terms.

Item 3. Legal Proceedings.

In February and March 2010, we were sued in two putative class actions on behalf of local businesses asserting various causes of action based on claims that we manipulated the ratings and reviews on our platform to coerce local businesses to buy our advertising products. These cases were subsequently consolidated in an action asserting claims for violation of the California Business & Professions Code, extortion and attempted extortion based on the conduct they allege and seeking monetary relief in an unspecified amount and injunctive relief. In October 2011, the court dismissed this consolidated action with prejudice. The plaintiffs have appealed to the U.S. Court of Appeals for the Ninth Circuit, but the appeal has not yet been heard. Due to the preliminary nature of this potential appeal, we are unable to reasonably estimate either the probability of incurring a loss or an estimated range of such loss, if any, from an appeal.

In March 2011, we were sued in an action on behalf of certain current and former employees asserting claims for violations of the federal Fair Labor Standards Act, the California Labor Code and the California Business & Professions Code and seeking monetary relief in an unspecified amount. In December 2012, the Court issued a judgment giving final approval to a settlement of this matter, without any admission of liability on our part, for payments by us in an aggregate amount of approximately $0.8 million.

Qype, our indirect wholly-owned subsidiary, is party to two lawsuits regarding fees payable for directory data that Qype and its predecessor purchased from Deutsche Telekom between 2005 and 2008 at a rate set by the German Federal Network Agency, or FNA. Following German court decisions overturning the rate set by the FNA, Deutsche Telekom sued Qype in the Regional Court of Bonn on August 26, 2010 for approximately €1.5 million plus interest for additional fees for data delivered between 2005 and 2008. In August 2011, the court rejected Deutsche Telekom's claim in full and Deutsche Telekom appealed the decision to the Higher Regional Court of Cologne, which referred the appeal to the Higher Regional Court in Düsseldorf in July 2012. The appeal is expected to be heard in the first half of 2013. In addition, on August 6, 2012, Deutsche Telekom filed a claim against Qype in the Regional Court of Bonn for approximately €118,400 plus interest asserting Qype was unjustly enriched as a result of paying an insufficient rate for directory data from 2005 to 2008. Following a hearing on December 19, 2012, the court dismissed Deutsche Telekom's claim in full. Deutsche Telekom has appealed the decision to the Higher Regional Court of Cologne, which referred the appeal to the Higher Regional Court of Düsseldorf. The appeal is expected to be heard in the first half of 2013.

In addition, we are subject to legal proceedings arising in the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently do not believe that the final outcome of any of these matters will have a material adverse effect on our business, financial position, results of operations or cash flows.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our Class A common stock, par value $0.000001 per share, has been listed on the New York Stock Exchange LLC, or NYSE, under the symbol "YELP" since March 2, 2012. Prior to that date, there was no public trading market for our Class A common stock. There is no public trading market for our Class B common stock. The following table sets forth on a per share basis the high and low intraday sales prices of our Class A common stock as reported by the NYSE for the periods indicated:

Year Ended December 31, 2012:	High	Low
Quarter ended March 31, 2012 (beginning March 2, 2012)	$ 31.96	$ 19.36
Quarter ended June 30, 2012	$ 28.40	$ 14.10
Quarter ended September 30, 2012	$ 28.93	$ 17.50
Quarter ended December 31, 2012	$ 29.48	$ 16.32

On February 15, 2013, the last reported sale price of our Class A common stock was $21.96.

Stockholders

As of the close of business on February 15, 2013, there were 75 stockholders of record of our Class A common stock and 54 stockholders of record of our Class B common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividend Policy

We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our capital stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Performance Graph

We have presented below the cumulative total return to our stockholders during the period from March 2, 2012 (the date our Class A common stock commenced trading on the NYSE) through December 31, 2012 in comparison to the NYSE Composite Index and NYSE Arca Tech 100 Index. All values assume a $100 initial investment and data for the NYSE Composite Index and NYSE Arca Tech 100 Index assume reinvestment of dividends. The comparisons are based on historical data and are not indicative of, nor intended to forecast, the future performance of our Class A common stock.



$200.00
$150.00
$100.00
$50.00
$-
2-Mar-12
30-Mar-12
30-Apr-12
31-May-12
29-Jun-12
31-Jul-12
31-Aug-12
28-Sep-12
31-Oct-12
30-Nov-12
31-Dec-12
Yelp, Inc.
NYSE Composite Index
NYSE Arca Tech 100 Index

Index	3/2/12	3/30/12	4/30/12	5/31/12	6/29/12	7/31/12	8/31/12	9/28/12	10/31/12	11/30/12	12/31/12
Yelp Inc.	100.00	179.27	152.40	111.40	151.53	133.07	146.67	180.33	160.67	126.07	125.67
NYSE Composite Index	100.00	101.18	100.11	92.56	96.52	98.31	99.93	102.91	102.78	103.40	105.63
NYSE Arca Tech 100 Index	100.00	104.53	101.90	93.45	97.23	97.35	100.88	103.22	97.91	100.68	103.53

The information under "Performance Graph" is not deemed to be "soliciting material" or "filed" with the SEC or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act, and is not to be incorporated by reference in any filing of Yelp under the Securities Act or the Exchange Act, whether made before or after the date of this Annual Report and irrespective of any general incorporation language in those filings.

Use of Proceeds from Public Offering of Common Stock

On March 2, 2012, we closed our initial public offering, in which we sold 8,172,500 shares of Class A common stock at a price to the public of $15.00 per share. The aggregate offering price for shares sold in the offering was approximately $122.6 million. The offer and sale of all of the shares in the initial public offering were registered under the Securities Act pursuant to a registration statement on Form S-1 (File No. 333-178030), which was declared effective by the SEC on February 16, 2012. Goldman, Sachs & Co. acted as the lead bookrunning manager and representative of the underwriters for the initial public offering. Citigroup Global Markets Inc. and Jefferies & Company, Inc. acted as joint bookrunning managers and Allen & Company LLC and Oppenheimer & Co. Inc. acted as co-managers for the initial public offering.

Our use of proceeds to date has been as described in our final prospectus, or the Prospectus, filed with the SEC pursuant to Rule 424(b) under the Securities Act on March 2, 2012, and has included the approximately $24.3 million cash portion of the purchase price of Qype. There has been no material change in the planned use of proceeds from our initial public offering as described in the Prospectus. We have invested the funds received that have not yet been utilized in registered money market funds.

Issuer Purchases of Equity Securities

The table below provides information with respect to repurchases of shares of our Class A common stock. No shares of our Class B common stock were repurchased during this period.

Period	Total Number of Shares Purchased[1]	Weighted Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 – October 31, 2012	—	—	—	—
November 1 – November 30, 2012	3,941	$18.67	—	—
December 1 – December 31, 2012	—	—	—	—
Total	3,941	—	—	—

(1) Represents shares withheld to satisfy tax withholding obligations in connection with the vesting of employee restricted stock awards under our 2012 Equity Incentive Plan.

Item 6. Selected Financial Data.

The following selected consolidated financial and other data should be read in conjunction with, and are qualified by reference to, "*Management's Discussion and Analysis of Financial Condition and Results of Operations*," and our audited consolidated financial statements and the accompanying notes included elsewhere in this Annual Report. The consolidated statements of operations data for the years ended December 31, 2012, 2011 and 2010 and the consolidated balance sheet data as of December 31, 2012 and 2011 are derived from the audited consolidated financial statements that are included elsewhere in this Annual Report. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. The consolidated statements of operations data for the years ended December 31, 2009 and 2008, as well as the consolidated balance sheet data as of December 31, 2010, 2009 and 2008, are derived from audited consolidated financial statements that are not included in this Annual Report. Our historical results are not necessarily indicative of the results to be expected in the future.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(in thousands, except per share amounts)				
Consolidated Statements of Operations Data:					
Net revenue	$ 137,567	$ 83,285	$ 47,731	$ 25,808	$ 12,139
Costs and expenses:					
Cost of revenue (exclusive of depreciation and amortization shown separately below)	9,928	5,931	3,137	1,121	608
Sales and marketing	85,915	54,539	33,919	17,979	10,039
Product development	20,473	11,586	6,560	3,243	2,047
General and administrative	31,531	17,234	11,287	4,597	5,113
Depreciation and Amortization	7,223	4,238	2,334	1,201	571
Restructuring and Integration Costs	1,262	—	—	—	—
Contribution to The Yelp Foundation	—	5,928	—	—	—
Total costs and expenses	156,332	99,456	57,237	28,141	18,378
Loss from operations	(18,765)	(16,171)	(9,506)	(2,333)	(6,239)
Other income (expense), net	(226)	(395)	15	33	434
Loss before income taxes	(18,991)	(16,566)	(9,491)	(2,300)	(5,805)
Provision for income taxes	(122)	(102)	(75)	(8)	(4)
Net loss	(19,113)	(16,668)	(9,566)	(2,308)	(5,809)
Accretion of redeemable convertible preferred stock	(32)	(189)	(175)	(32)	(30)
Net loss attributable to common stockholders	$ (19,145)	$ (16,857)	$ (9,741)	$ (2,340)	$ (5,839)
Net loss per share attributable to common stockholders:					
Basic	$ (0.35)	$ (1.10)	$ (0.71)	$ (0.19)	$ (0.63)
Diluted	$ (0.35)	$ (1.10)	$ (0.71)	$ (0.19)	$ (0.63)
Weighted-average shares used to compute net loss per share attributable to common stockholders:					
Basic	54,149	15,291	13,774	12,344	9,246
Diluted	54,149	15,291	13,774	12,344	9,246
Other Financial and Operational Data:					
Reviews(1)	35,959	24,817	15,115	8,834	4,689
Unique Visitors(2)	86,308	65,796	39,356	26,077	15,736
Claimed Local Business Locations(3)	994	606	307	120	25
Active Local Business Accounts(4)	40	24	11	7	4
Adjusted EBITDA(5)	$ 4,598	$ (1,128)	$ (5,741)	$ (575)	$ (5,303)

(1) Represents the cumulative number of reviews submitted to Yelp since inception, as of the period end, including reviews that were then being filtered or that had been removed from our platform. We define a review as each individually written assessment submitted by a user who has registered by creating a public profile on our platform. For more information, including information regarding filtered and removed reviews, see "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Reviews.*"

(2) Represents the average number of monthly unique visitors for the last three months of the period. We define monthly unique visitors as the total number of unique visitors who have visited our website at least once in a given month, and we average the number of monthly unique visitors in each month of the three-month period to calculate average monthly unique visitors. For more information, see "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Unique Visitors.*"

(3) Represents the cumulative number of business locations that have been claimed on Yelp worldwide since 2008, as of the period end. We define a claimed local business location as each business address for which a business representative visits our website and claims the free business listing page for the business located at that address. For more information, see "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Claimed Local Business Locations.*"

(4) Represents the number of active local business accounts from which we recognized revenue during the last three months of the period. For more information, see "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Active Local Business Accounts.*"

(5) We define adjusted EBITDA as net income (loss), adjusted to exclude: provision (benefit) for income taxes, other income (expense), net, interest income, depreciation and amortization, stock-based compensation, restructuring and integration costs, and contribution to The Yelp Foundation. See "*—Non-GAAP Financial Measures—Adjusted EBITDA*" for more information and for a reconciliation of adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.

Stock-based compensation included in the statements of operations data above was as follows:

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(in thousands)				
Cost of revenue	$ 122	$ 50	$ 26	$ —	$ —
Sales and marketing	4,917	1,607	662	221	141
Product development	1,705	721	260	179	64
General and administrative	8,134	2,499	483	157	160
Total stock-based compensation	$ 14,878	$ 4,877	$ 1,431	$ 557	$ 365

	As of December 31,				
	2012	2011	2010	2009	2008
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 95,124	$ 21,736	$ 27,074	$ 15,074	$ 14,869
Property, equipment and software, net	14,799	9,881	5,256	2,184	1,751
Working capital	90,267	18,996	28,741	15,092	17,032
Total assets	187,696	43,821	41,015	20,817	21,368
Redeemable convertible preferred stock	—	55,435	55,246	30,877	30,845
Total stockholders' equity (deficit)	165,662	(24,347)	(20,889)	(13,169)	(11,548)

Non-GAAP Financial Measures

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed in the table above and elsewhere in this Annual Report adjusted EBITDA, a non-GAAP financial measure. We have provided a reconciliation below of adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

We have included adjusted EBITDA because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
- adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
- adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
- adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us;
- adjusted EBITDA does not consider any dilutive impact of our contribution to The Yelp Foundation;
- adjusted EBITDA does not take into account any restructuring and integration costs associated with our acquisition of Qype; and
- other companies, including companies in our industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income (loss) and our other GAAP results. The following table presents a reconciliation of adjusted EBITDA to net loss for each of the periods indicated:

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(in thousands)				
Reconciliation of Adjusted EBITDA:					
Net loss	$ (19,113)	$ (16,668)	$ (9,566)	$ (2,308)	$ (5,809)
Provision for income taxes	122	102	75	8	4
Other income (expense), net	226	395	(15)	(33)	(434)
Depreciation and amortization	7,223	4,238	2,334	1,201	571
Stock-based compensation	14,878	4,877	1,431	557	365
Restructuring and integration costs	1,262	—	—	—	—
Contribution to The Yelp Foundation	—	5,928	—	—	—
Adjusted EBITDA	$ 4,598	$ (1,128)	$ (5,741)	$ (575)	$ (5,303)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs, and involve risks and uncertainties. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those discussed in the section titled "Risk Factors" included under Part I, Item 1A and elsewhere in this Annual Report. See "Special Note Regarding Forward-Looking Statements" in this Annual Report.

Overview

Yelp connects people with great local businesses. Our users have contributed a total of approximately 36.0 million reviews of almost every type of local business, from restaurants, boutiques and salons to dentists, mechanics, plumbers and more. These reviews are written by people using Yelp to share their everyday local business experiences, giving voice to consumers and bringing "word of mouth" online. The information these reviews provide is valuable for consumers and businesses alike. Approximately 86.3 million unique visitors used our website, and our mobile application was used on approximately 9.2 million unique mobile devices, on a monthly average basis during the quarter ended December 31, 2012. Businesses of all sizes use our platform to engage with consumers at the critical moment when they are deciding where to spend their money. Our business revolves around three key constituencies: the contributors who write reviews, the consumers who read them and the local businesses that they describe.

As of December 31, 2012, we are active in 53 Yelp markets in the United States and 44 Yelp markets internationally. This footprint represents a small fraction of the potential domestic and international markets that we are currently targeting for expansion. Our domestic expansion plans include growth in our existing markets as well as expansion into new markets, many of which are smaller than our current markets, as we look to expand our breadth of coverage.

Internationally, as we are in the early stages of establishing our footprint, we are targeting a mix of both large and small markets. On October 23, 2012, we and Yelp Ireland Ltd., our wholly-owned subsidiary, entered into a share purchase agreement with Qype and its shareholders pursuant to which Yelp Ireland Ltd. acquired all the outstanding equity interests in Qype for €18.6 million (approximately $24.3 million at the time of closing) in cash and 968,919 shares of our Class A common stock with an estimated fair value of approximately $23.3 million. The transaction closed upon the execution of the share purchase agreement and Qype became our indirect wholly-owned subsidiary. We expect the addition of Qype to contribute approximately $6 million to our revenue and increase our operating expense by approximately $6 million in the year ending December 31, 2013. We believe the acquisition of Qype will accelerate the expansion of our international footprint as its largest markets — Germany and the United Kingdom — are key markets for us, and together we will have a substantially increased presence in these markets. We have not yet made any substantive effort to monetize the international markets we have developed organically and have not generated significant revenue from international markets to date.

We plan to continue investing in additional domestic and international markets as we seek to emulate our growth to date. We develop each market in the following stages:

Identification. We select new markets based on a number of different city- or country-specific criteria, including but not limited to population size, local gross domestic product, pre-existing base of reviews on our platform, Internet and wireless penetration, proximity to existing markets, number of local businesses and local ad market growth rate.

Preparation and Launch. Before launching a market in any country, we license business listing information from third-party data providers and create individual pages for each business location in the entire country. We sometimes hire temporary local employees, called "scouts," to provide additional rich content, such as reviews, photos and hours of operation. At launch, consumers can read and write reviews about any business on our platform and contribute information about businesses that are not already listed. We have active Yelp markets in Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Poland, Singapore, Spain, Sweden, Switzerland, Turkey, the United Kingdom and the United States.

Growth. After launch, we focus on attracting contributors, consumers and local businesses to our platform. In each Yelp market, we hire a Community Manager, a local resident who helps increase awareness of our platform and who fosters a local community of contributors. The primary responsibilities of a Community Manager include:

- planning and executing fun and engaging events for the community, such as parties, outings and activities at restaurants, museums, hotels and other local places of interest;
- getting to know our users and helping them get to know one another as a way to foster an offline community experience that can be transferred online;
- promoting Yelp, including guest appearances on local television and radio and at local events like concerts and street fairs; and
- writing weekly e-mail newsletters to share information with the community about local businesses, events and activities.

Through these activities, we believe Community Managers help increase the frequency of use of our platform that drives a network effect, whereby contributed reviews expand the breadth and depth of our review base and this expansion draws an increasing number of consumers to access the content on our platform, thus inspiring new and existing contributors to create additional reviews that can be shared with this growing audience.

Scale. At scale, our platform reaches a critical mass of reviews, consumers and active local business accounts, and we begin an active sales effort to local businesses. Thereafter, our largest expense is related to sales efforts to attract local business advertising customers. In Yelp markets that have attained this level of development, we expect to achieve economies of scale and operating cost leverage.

Our success is primarily the result of significant investment in our communities, employees, content, brand and technology. As we continue to launch new markets, we believe that we will follow a similar pattern of investment preceding revenue growth. The table below summarizes the expansion of our business since inception:

	2007	2008	2009	2010	2011	2012
Cumulative Yelp Markets(1)	14	20	27	49	71	97
New Yelp Markets(1)	8	6	7	22	22	26
Yelp Markets(1)	San Diego	Philadelphia	Sacramento	Raleigh-Durham	Milwaukee	Richmond
(United States)	DC	Denver	Honolulu	Kansas City	Pittsburgh	Oklahoma City
	Austin	Minneapolis	St. Louis	Las Vegas	Tampa Bay	Hampton Roads
	Atlanta	Dallas	Orlando	San Antonio	Louisville	Birmingham
	Portland	Miami		Columbus	Baltimore	Madison
	Houston	Detroit		Indianapolis	Memphis	Albuquerque
	Phoenix			Charlotte	Hartford	Jacksonville
	San Jose			Cincinnati	Buffalo	
				Tucson		
				Nashville		
				New Orleans		
				Cleveland		
				Salt Lake City		
				Providence		
Yelp Markets(1)			London	Dublin	Amsterdam	Antwerp
(International)			Toronto	Leeds	Halifax	Brussels
			Vancouver	Paris	Edinburgh	Brisbane
				Berlin	Vienna	Florence
				Glasgow	Hamburg	Lille
				Manchester	Lyon	Perth
				Calgary	Madrid	Seville
				Edmonton	Munich	Sydney
					Marseille	Adelaide
					Montreal	Copenhagen
					Rome	Oslo
					Barcelona	Ottawa
					Milan	Stockholm
					Melbourne	Valencia
						Helsinki
						Birmingham
						Singapore
						Zurich
Metrics (in thousands):						
Reviews(2)	1,993	4,689	8,834	15,115	24,817	35,959
Unique Visitors(3)	5,717	15,736	26,077	39,356	65,796	86,308
Claimed Business Locations(4)	NA	25	120	307	606	994
Active Local Business Accounts(5)	—	4	7	11	24	40

(1) A Yelp Market is defined as a city or region where we have hired a Community Manager. Cumulative Yelp Markets represents the cumulative number of Yelp Markets as of the end of each of the years in the period from 2007 through 2012.

(2) Represents the cumulative number of reviews submitted to Yelp since inception, as of the end of each of the years in the period from 2007 through 2012, including reviews that were then being filtered or that had been removed from our platform. We define a review as each individually written assessment submitted by a user who has registered by creating a public profile on our platform. For more information, including information regarding filtered and removed reviews, see "—*Key Metrics—Reviews*."

(3) Represents the average number of monthly unique visitors for the last quarter of each of the years in the period from 2007 through 2012. We define monthly unique visitors as the total number of unique visitors who have visited our website at least once in a given month, and we average the number of monthly unique visitors in each month of the three-month period to calculate average monthly unique visitors. For more information, see "*—Key Metrics—Unique Visitors*."

(4) Represents the cumulative number of business locations that have been claimed on Yelp worldwide since 2008, as of the end of each of the years in the period from 2008 through 2012. For more information, see "*—Key Metrics—Claimed Local Business Locations*."

(5) Represents the number of active local business accounts from which we recognized revenue during the last quarter of each of the years in the period from 2007 through 2012. For more information, see "*—Key Metrics—Active Local Business Accounts*."

We provide local businesses both free and paid services to connect with our large audience of consumers. Our free services include a business owner's account that allows local merchants to update business listing information and respond to reviews in real time. We generate revenue from our paid services to local businesses, which include enhanced business listings, search advertising solutions, Yelp Deals and Gift Certificates, as well as the sale of brand advertising. Many of our active local business accounts pay us on a monthly basis, primarily by credit card. To date, almost all of our revenue and a majority of our expenses have been denominated in U.S. dollars. As we expand internationally, however, we expect to generate an increasing percentage of revenue, and incur an increasing percentage of our expenses, in foreign currencies.

While our core local online advertising business in the United States has a significant and growing base of revenue, we have invested in several initiatives to enhance our future growth opportunities. We first launched internationally in Canada in 2008 and have continued to expand across Canada, Europe, Australia and other regions to reach 44 Yelp markets internationally as of December 31, 2012. In the third quarter of 2012, we began selling our advertising products internationally. Although our revenue from international markets only represented approximately 2.2% of our consolidated revenue in the year ended December 31, 2012, we opened a sales office in London in the third quarter of 2012 and plan to continue to grow our sales force, including our international sales force, so we can reach more businesses internationally. In the fourth quarter of 2012, we expanded our European sales operations through our acquisition of Qype and its established European sales force. In addition, we introduced our first mobile app in 2008, and, during the quarter ended December 31, 2012, our mobile app was used on approximately 9.2 million unique mobile devices on a monthly average basis. We currently deliver advertising on both our mobile website and mobile app, and plan to continue to innovate and introduce enhanced mobile solutions as mobile usage increases.

Each day, millions of consumers come to our platform to connect with great local businesses. In the year ended December 31, 2012, our net revenue was $137.6 million, which represented an increase of 65% from the year ended December 31, 2011, and we generated a net loss of $19.1 million and adjusted EBITDA of $4.6 million. In the year ended December 31, 2011, our net revenue was $83.3 million, which represented an increase of 74% from the year ended December 31, 2010, and we generated a net loss of $16.7 million and an adjusted EBITDA loss of $1.1 million.

Our overall philosophy is to invest for long-term growth. Accordingly, we do not expect to be profitable in the near term as we anticipate that our operating expenses will increase significantly in the foreseeable future. Specifically, we have made significant investments in our business and expect to continue investing in marketing and product development to improve both the consumer and local business experience on our online and mobile platforms. In addition, we expect to continue to grow our sales organization both domestically and abroad. We believe that our entry into new markets and expansion in existing markets provides our largest opportunity for future growth. Accordingly, we have determined to forgo the achievement of near-term profitability in return for long-term growth.

We also expect to invest between $6 million and $8 million annually for the next two years in capital expenditures as we continue to grow our business, the majority of which we expect to use to upgrade our technology and infrastructure to improve the ability of our platform to handle the projected increase in usage and enable the release of new features and solutions. In addition to the expenditures noted above, we also expect to invest approximately $7 million in capital expenditures in 2013 for the build out of our San Francisco headquarters as we move to a new facility in October 2013.

Factors Affecting Our Performance

Ability to Attract and Retain Local Businesses. Our revenue growth is driven by our ability to acquire and retain local business advertisers that purchase our advertising solutions. Our largest sales and marketing expenses consist of the costs associated with acquiring local business advertisers. We spent a majority of our $85.9 million sales and marketing expense for 2012 on initiatives relating to local business advertiser acquisition and expect to continue to expend significant amounts to attract additional local business advertisers. Failure to effectively attract and retain paying local business advertisers would adversely affect our revenue and operating results.

New Market Development. Our long-term growth depends on our ability to successfully develop new and existing domestic and international markets. We expanded into 26 new markets during 2012, increasing our total market reach to 97 domestic and international markets. It can take years for our platform to achieve a critical mass of consumers and reviews to drive meaningful traction of our advertising solutions and begin to generate revenue in a particular market. As a result, we may continue to generate losses in new markets for an extended period, and different markets can be expected to grow at different rates and generate varying levels of revenue. As with most businesses, we expect our revenue growth to slow as our business matures over time. Local advertising revenue for our oldest cohort of U.S. markets, which launched in 2005-2006, grew at a 59% year-over-year rate for the year ended December 31, 2012, compared to the year ended December 31, 2011. This rate is lower than the growth rate of local advertising revenue for the 2007-2008 cohort, which grew at 86% in the same period, and the 2009-2010 cohort, which grew at 177% in the same period. We believe this is indicative of continued revenue growth, but slowing revenue growth for more mature markets.

We opened a sales office in London in the third quarter of 2012 and plan to continue to grow our sales force, including our international sales force, so we can reach more businesses internationally. In the fourth quarter of 2012, we expanded our European sales operations through our acquisition of Qype and its established European sales force.

Increasing Mobile Usage. Although we currently deliver advertising on our mobile app and mobile website, we have limited experience with mobile advertising and have prioritized the quality of user experience with our mobile products over short-term monetization. The increasing use of our platform on mobile devices may also affect our performance, particularly if mobile use substitutes for use of our website on personal computers. For example, we believe use of our mobile app and mobile website are complementary to the use of our website; however, if mobile device usage is substituting for, rather than incremental to, usage of our website on personal computers and our mobile advertising solutions prove ineffective, this trend could adversely impact our business.

Investment in Growth. We have aggressively invested in the growth of our platform and intend to continue to invest to support this growth as we expand our platform, grow our contributor and local business base, hire additional employees and further develop our technology. We also plan to invest in product development as we continue to innovate and introduce new products for our website and mobile app, explore new platforms and distribution channels and grow and develop advertising and e-commerce products and partner arrangements that provide incremental value to our advertisers and business partners to encourage them to increase their advertising budgets allocated towards our platform. We expect that these investments will increase our operating expenses, and that any increase in revenue resulting from product innovations will likely trail the increase in expenses.

User Engagement. Changes in user engagement, as reflected in consumer traffic and the quality and quantity of contributed content, will also affect our revenue and financial performance. As more people use our platform, more of them write reviews, add photos and tips. Each review, photo or tip that a user contributes helps expand the breadth and depth of the content on our platform, drawing in more consumers and more prospective contributors. This virtuous cycle, which increases consumer traffic and content, improves our value proposition to local businesses as they seek low-cost, easy-to-use and effective advertising solutions to target a large number of intent-driven consumers. Accordingly, increased user engagement will enhance the usefulness of our platform for users and local businesses alike, benefiting our business in the long term. If user engagement decreases and traffic to our website and on our mobile app decline as a result, our advertisers may stop or reduce the amount of advertising on our platform and our business could be harmed.

Acquisitions. As part of our business strategy, we may determine to expand our product offerings and grow our business through the acquisition of complementary businesses or technologies. For example, in October 2012, we acquired Qype to accelerate our international expansion. Our acquisitions will affect our future financial results due to factors such as the amortization of acquired intangible assets and may also result in potential charges such as restructuring costs or impairment expense.

Impact of Economic Conditions on Local Businesses. We generate a significant portion of revenue from local businesses advertising on Yelp. Many local businesses have limited financial resources, making them more vulnerable to weak economic conditions. A worsening economic outlook would likely cause businesses to decrease investments in advertising, which would adversely affect our revenue.

How We Generate Revenue

We generate revenue from local advertising, brand advertising and other services, including Yelp Deals, Gift Certificates and partner arrangements. The following table provides a breakdown of our net revenue.

	Year Ended December 31,		
	2012	2011	2010
	(dollars in thousands)		
Net revenue by product:			
Local advertising	$ 109,159	$ 58,473	$ 33,759
Brand advertising	20,579	17,686	12,046
Other services	7,829	7,126	1,926
Total	$ 137,567	$ 83,285	$ 47,731
Percentage of total net revenue by product:			
Local advertising	79%	70%	71%
Brand advertising	15	21	25
Other services	6	9	4
Total	100%	100%	100%

Local Advertising. We generate revenue from local advertising programs, including enhanced profile pages and performance and impression-based advertising in search results and elsewhere on our website and our mobile app.

Brand Advertising. We generate revenue from brand advertising through the sale of display advertisements (both graphic and text) on our website, including advertisements from leading national brands in the automobile, financial services, logistics, consumer goods and health and fitness industries.

Other Services. We generate other revenue through the sale of Yelp Deals and Gift Certificates, monetization of remnant advertising inventory through third-party ad networks and various partner arrangements related to reservations. Yelp Deals allow merchants to promote themselves and offer discounted goods and services on a real-time basis to consumers directly on our website and mobile app. We earn a fee on Yelp Deals for acting as an agent in these transactions, which we record on a net basis and include in revenue upon a consumer's purchase of the deal. Gift Certificates allow merchants to sell full-priced gift certificates directly to customers through their business profile page. We earn a fee based on the amount of the Gift Certificate sold, which we record on a net basis and include in revenue upon a consumer's purchase of the Gift Certificate. We also generate a small portion of our revenue through revenue-sharing arrangements with partner companies. Currently, our revenue-sharing partner arrangements provide for the ability for consumers to make reservations on OpenTable and Orbitz through Yelp.

Key Metrics

We regularly review a number of metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions.

Reviews. Number of reviews represents the cumulative number of reviews submitted to Yelp since inception, as of the period end, including reviews that were then being filtered or that had been removed from our platform. In addition to the text of the review, each review includes a rating of one to five stars. We include filtered and removed reviews because all of them are either currently accessible on our platform or were accessible at some point in time, providing information that may be useful for users to evaluate businesses and individual reviewers. Because our filtering technology continually reassesses which reviews to filter based on new information, the "filtered" or "unfiltered" status of reviews may change over time. Reviews that are being filtered or have been removed do not factor into a business's overall star rating. By clicking a link on a reviewed business's page on our website, users can access the filtered reviews for the business, as well as the star rating and other information about reviews that we removed for violation of our terms of service. As of December 31, 2012, approximately 33.3 million reviews were available on business profile pages, including approximately 8.1 million reviews that were being filtered, after accounting for the approximately 2.7 million reviews that had been removed from our platform, either by us for violation of our terms of service or by the users who contributed them.

From December 31, 2011 to December 31, 2012, the cumulative number of reviews (including filtered and removed reviews) contributed to Yelp increased by 45% from approximately 24.8 million to 36.0 million, and from December 31, 2010 to December 31, 2011, the cumulative number of reviews (including filtered and removed reviews) contributed to Yelp increased by 64% from approximately 15.1 million to 24.8 million. This increase in reviews is a key driver of our platform's value proposition to consumers seeking information on local business and to local businesses seeking to engage consumers. Growth in reviews also provides us with the benefit of a network effect that attracts more consumers, contributors and local businesses. As we expand internationally, growth in reviews will depend, in part, on our ability to include additional languages on our website and mobile app.

Unique Visitors. Unique visitors represent the average number of monthly unique visitors over a given three-month period. We define monthly unique visitors as the total number of unique visitors who have visited our website at least once in a given month, and we average the number of monthly unique visitors in each month of a given three-month period to calculate average monthly unique visitors. We track unique visitors based on the number of visitors with unique cookies who have visited our website using either a computer or mobile browser, as measured by Google Analytics, a product that provides digital marketing intelligence. Unique visitors do not include visitors who access our platform through our mobile app. For the quarter ended December 31, 2012, our mobile app was used on approximately 9.2 million unique mobile devices on a monthly average basis. Because the number of unique visitors is based on visitors with unique cookies, an individual who accesses our website from multiple devices with different cookies will be counted as multiple unique visitors, and multiple individuals who access our website from a shared device with a single cookie will be counted as a single unique visitor.

From the quarter ended December 31, 2011 to the same period of 2012, average monthly unique visitors increased by 31% from approximately 65.8 million to 86.3 million, and from the quarter ended December 31, 2010 to the same period of 2011, average monthly unique visitors to our website increased by 67% from approximately 39.4 million to 65.8 million, reflecting an increase in brand awareness and our domestic and international expansion. We view unique visitors as a key indicator of our brand awareness among consumers and whether we are providing consumers with useful products and features, thereby increasing their usage of our platform. We believe that a higher level of usage may contribute to an increase in sales of our advertising solutions, as businesses will have access to a larger potential customer base.

Claimed Local Business Locations. The number of claimed local business locations represents the cumulative number of business locations that have been claimed on Yelp worldwide since 2008, as of a given date. We define a claimed local business location as each business address for which a business representative visits our website and claims the free business listing page for the business located at that address.

From December 31, 2011 to December 31, 2012, the number of claimed local business locations increased by 64% from approximately 606,000 to 994,000, and from December 31, 2010 to December 31, 2011, the number of claimed local business locations increased by 97% from approximately 307,000 to 606,000. We view the number of claimed local business locations as an indicator of an increased brand awareness among local businesses and an opportunity to introduce those local businesses to our advertising solutions.

Active Local Business Accounts. The number of active local business accounts represents the number of active local business accounts from which we recognized revenue in a given three-month period. We treat business accounts that have the same payment and/or user information as a single business account.

From the quarter ended December 31, 2011 to the quarter ended December 31, 2012, the number of active local business accounts increased by 68% from approximately 23,700 to 39,800, and from the quarter ended December 31, 2010 to the quarter ended December 31, 2011, the number of active local business accounts increased by 109% from approximately 11,300 to 23,700. Of the approximately 39,800 total active local business accounts for the quarter ended December 31, 2012, approximately 28,600, or approximately 72%, were existing advertisers from which we recognized local advertising revenue in the immediately preceding 12-month period, and approximately 11,200, or approximately 28%, were advertisers from which we did not recognize any local advertising revenue in that immediately preceding 12-month period. We view the number of active local business accounts as an indicator of the health of our business, our brand awareness and the benefit that a business ascribes to the consumers coming to our website or using our mobile app, as well as our ability to grow our market share. It also provides us with a measure of how productive our sales force is in engaging new active local business accounts.

Adjusted EBITDA. Adjusted EBITDA is a non-GAAP financial measure that we calculate as net income (loss), adjusted to exclude: provision (benefit) for income taxes, other income (expense), net, interest income, depreciation and amortization, stock-based compensation, restructuring and integration costs and our contribution to The Yelp Foundation. We believe that adjusted EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors. This non-GAAP information is not necessarily comparable to non-GAAP information of other companies. Non-GAAP information should not be viewed as a substitute for, or superior to, net income (loss) prepared in accordance with GAAP as a measure of our profitability or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. For more information about adjusted EBITDA and a reconciliation of adjusted EBITDA to net income (loss), see "*Selected Financial Data—Non-GAAP Financial Measures—Adjusted EBITDA*."

Cost of Revenue and Expenses

Cost of Revenue. Our cost of revenue consists primarily of credit card processing fees, web hosting, Internet services costs and salaries, benefits and stock-based compensation for our infrastructure teams related to operating our website, as well as creative design for brand advertising, video production expenses and allocated facilities costs.

Sales and Marketing. Our sales and marketing expenses primarily consist of salaries, benefits, stock-based compensation, travel expense and incentive compensation for our sales and marketing employees. In addition, sales and marketing expenses include business acquisition marketing, community management, branding and advertising costs, as well as allocated facilities and other supporting overhead costs. We spend almost no sales and marketing expenses to acquire traffic to our website or mobile app. Our Community Managers are responsible for growing and fostering local communities, and coordinating events to raise awareness of our brand. We expect our community management costs to increase as we continue to expand to new markets and within existing markets. We expect our sales and marketing expenses to increase both domestically and internationally as we expand our domestic and international footprint, increase the number of active local business accounts and continue to build our brand. The substantial majority of these expenses will be related to hiring community managers and an international sales force. We expect sales and marketing expenses to increase and to be our largest expense for the foreseeable future.

Product Development. Our product development expenses primarily consist of salaries, benefits and stock-based compensation for our engineers, product management and information technology personnel. In addition, product development expenses include outside services and consulting, allocated facilities and other supporting overhead costs. We believe that continued investment in features, software development tools and code modification is important to attaining our strategic objectives, and, as a result, we expect product development expense to increase for the foreseeable future.

General and Administrative. Our general and administrative expenses primarily consist of salaries, benefits and stock-based compensation for our executive, finance, user operations, legal, human resources and other administrative employees. In addition, general and administrative expenses include outside consulting, legal and accounting services, and facilities and other supporting overhead costs not allocated to other departments. We expect our general and administrative expenses to increase for the foreseeable future as we continue to expand our business and incur additional expenses associated with being a publicly traded company.

Contribution to The Yelp Foundation. In November 2011, our board of directors approved the establishment of The Yelp Foundation, a non-profit organization designed to support consumers and businesses in the communities in which we operate. Contributions made to The Yelp Foundation consist of the issuance and contribution of 520,000 shares of our common stock in the form of a charitable contribution to The Yelp Foundation during 2011. The Yelp Foundation sold 50,000 shares in our initial public offering, and currently holds 470,000 shares of Class B common stock, representing less than 1% of our outstanding capital stock. We did not make any contributions in 2012 and we do not expect to make future contributions to The Yelp Foundation.

Depreciation and Amortization. Depreciation and amortization expenses primarily consist of depreciation on computer equipment, software, leasehold improvements, capitalized website and internal software development costs and amortization of purchased intangibles. We expect depreciation and amortization expenses to increase for the foreseeable future as we continue to expand our technology infrastructure.

Other Income (Expense), Net. Other income, net consists primarily of the interest income earned on our cash and cash equivalents and foreign exchange gains and losses.

Provision for Income Taxes. Provision for income taxes consists of federal and state income taxes in the United States and income taxes in certain foreign jurisdictions, deferred income taxes reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and the realization of net operating loss carryforwards.

Results of Operations

The following tables set forth our results of operations for the periods presented as a percentage of net revenue for those periods (certain items may not foot due to rounding). The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year Ended December 31,		
	2012	2011	2010
	(as a percentage of net revenue)		
Consolidated Statements of Operations Data:			
Net revenue by product			
Local advertising	79%	70%	71%
Brand advertising	15	21	25
Other services	6	9	4
Total net revenue	100%	100%	100%
Costs and expenses:			
Cost of revenue (exclusive of depreciation and amortization shown separately below)	7%	7%	7%
Sales and marketing	62	66	71
Product development	15	14	14
General and administrative	23	21	23
Depreciation and amortization	5	5	5
Restructuring and Integration costs	1	—	—
Contribution to The Yelp Foundation	—	7	—
Total costs and expenses	113	120	120
Loss from operations	(14)	(20)	(20)
Other income (expense), net	—	—	—
Loss before income taxes	(14)	(20)	(20)
Provision for income taxes	—	—	—
Net loss	(14)%	(20)%	(20)%

Years Ended December 31, 2012, 2011 and 2010

Net Revenue

	Year Ended December 31,			2011 to 2012 % Change	2010 to 2011 % Change
	2012	2011	2010		
	(dollars in thousands)				
Net revenue by product:					
Local advertising	$ 109,159	$ 58,473	$ 33,759	87%	73%
Brand advertising	20,579	17,686	12,046	16	47
Other services	7,829	7,126	1,926	10	270
Total	$ 137,567	$ 83,285	$ 47,731	65%	74%

During 2010, 2011 and 2012, we focused on revenue growth related to our local advertiser customer base as well as the development of relationships with brand advertising agencies. Additionally, during the second half of 2010, we began selling Yelp Deals through our platform, and in the second half of 2012, we began selling Gift Certificates through our platform.

2012 Compared to 2011. Total net revenue increased $54.3 million, or 65%, from 2011 to 2012. Our local advertising revenue increased by $50.7 million, or 87%, primarily due to a significant increase in the number of customers purchasing local advertising plans as we expanded our sales force to reach more prospective local businesses, as well as an increase in average sales per customer. In 2012, the number of customers purchasing local advertising plans increased 64% from 2011. Our brand advertising revenue also increased by $2.9 million, or 16%, due primarily to an increase in brand advertisers of 19% year over year. In addition, our other services revenue increased $0.7 million or 10%, from 2011 to 2012, primarily due to additional remnant advertising inventory and from increases in revenue from existing partnership arrangements related to online reservations, partially offset by not selling Yelp Deals via email in 2012.

2011 Compared to 2010. Total net revenue increased $35.6 million, or 74%, in the year ended December 31, 2011, compared to the year ended December 31, 2010. Our local advertising revenue increased $24.7 million, or 73%, primarily due to a significant increase in the number of customers purchasing local advertising plans as we expanded our sales force to reach more prospective local businesses. Our brand advertising revenue increased $5.7 million, or 47%, primarily due to an increase in the average spend per brand advertiser driven primarily by increased advertising impressions. In addition, our other services revenue increased $5.2 million, or 270%, primarily due to an increase in revenue from the sale of Yelp Deals and remnant advertising inventory and from added partnership arrangements.

Cost of Revenue

	Year Ended December 31,			2011 to 2012 % Change	2010 to 2011 % Change
	2012	2011	2010		
	(dollars in thousands)				
Cost of revenue	$ 9,928	$ 5,931	$ 3,137	67%	89%
Percentage of net revenue	7%	7%	7%		

2012 Compared to 2011. In the year ended December 31, 2012, cost of revenue increased $4.0 million, or 67%, compared to the year ended December 31, 2011. This increase was primarily attributable to an increase of $1.9 million in outside hosting and Internet service fees, which are necessary to support the increase in visitors and transactions completed on our website, and an increase of $0.7 million in merchant fees related to credit card transactions for local advertising. We incurred an increase in video hosting fees related to slide shows on our website for $0.6 million. We incurred an increase of $0.4 million in expenses related to creative design for brand advertising customers. Lastly, we added personnel to support our website infrastructure resulting in an increase of $0.3 million.

2011 Compared to 2010. In the year ended December 31, 2011, cost of revenue increased $2.8 million, or 89%, compared to the year ended December 31, 2010. This increase was primarily attributable to an increase of $1.1 million in expenses related to creative design for brand advertising customers. In addition, outside hosting and Internet service fees, which are necessary to support the increase in visitors and transactions completed on our website, increased $0.7 million. Merchant fees related to credit card transactions for local advertising also increased $0.7 million, and we added personnel to support our website infrastructure resulting in an increase of $0.3 million.

Sales and Marketing

	Year Ended December 31,			2011 to 2012 % Change	2010 to 2011% Change
	2012	2011	2010		
	(dollars in thousands)				
Sales and marketing	$ 85,915	$ 54,539	$ 33,919	58%	61%
Percentage of net revenue	62%	66%	71%		

2012 Compared to 2011. In the year ended December 31, 2012, sales and marketing expenses increased $31.4 million, or 58%, compared to the year ended December 31, 2011. The increase was primarily attributable to an increase in headcount and related expenses of $23.3 million, including an increase in stock-based compensation of $3.3 million, as we expanded our sales organization, including our international sales organization, to take advantage of the market opportunity created by increased recognition of the value of our platform and increased use of our free online business accounts. As a result of our increase in net revenue, our commission expenses also increased $3.5 million. In addition, we experienced an increase in facilities and related allocations of $5.0 million and domestic and international marketing and advertising costs of $0.4 million. For the year ended December 31, 2012, we spent $13.2 million related to our international sales and marketing operations compared to $7.0 million for the year ended December 31, 2011.

2011 Compared to 2010 In the year ended December 31, 2011, sales and marketing expenses increased $20.6 million, or 61%, compared to the year ended December 31, 2010. The increase was primarily attributable to an increase in headcount and related expenses of $15.1 million, including an increase in stock-based compensation of $0.9 million, as we expanded our sales organization to take advantage of the market opportunity created by increased recognition of the value of our platform and increased use of our free online business accounts. As a result of our increase in net revenue, our commission expenses also increased $2.4 million. In addition, we experienced an increase in facilities and related allocations of $1.3 million and domestic and international marketing and advertising costs of $1.4 million.

Product Development

	Year Ended December 31,			2011 to 2012 % Change	2010 to 2011 % Change
	2012	2011	2010		
	(dollars in thousands)				
Product development	$ 20,473	$ 11,586	$ 6,560	77%	77%
Percentage of net revenue	15%	14%	14%		

2012 Compared to 2011. In the year ended December 31, 2012, product development expenses increased $8.9 million, or 77%, compared to the year ended December 31, 2011. The increase was primarily attributable to an increase in headcount and related expenses of $7.7 million, including an increase in stock-based compensation of $1.0 million, as we continued to invest in adding features and functionality to our website and mobile app. In addition, we experienced an increase in facilities and related allocations of $0.6 million as a result of the increase in headcount. Lastly, we incurred an increase in consulting and outside services of $0.5 million for investing in systems and support for the growth of the business.

2011 Compared to 2010. In the year ended December 31, 2011, product development expenses increased $5.0 million, or 77%, compared to the year ended December 31, 2010. The increase was primarily attributable to an increase in headcount and related expenses of $4.8 million, including an increase in stock-based compensation of $0.5 million, as we continued to invest in adding features and functionality to our website and mobile app. In addition, we experienced an increase in facilities and related allocations of $0.2 million.

General and Administrative

	Year Ended December 31,			2011 to 2012 % Change	2010 to 2011 % Change
	2012	2011	2010		
	(dollars in thousands)				
General and administrative	$ 31,531	$ 17,234	$ 11,287	83%	53%
Percentage of net revenue	23%	21%	23%		

2012 Compared to 2011. In the year ended December 31, 2012, general and administrative expenses increased $14.3 million, or 83%, compared to the year ended December 31, 2011. The increase was primarily attributable to an increase in headcount and related expenses of $9.2 million as we continued to invest in key accounting, finance and management positions within the organization to support the growth of the Company and greater compliance requirements associated with being a publicly traded company, including an increase in stock-based compensation expense of $5.6 million related primarily to the acceleration of vesting of stock options held by two executives in connection with the completion of our initial public offering, or IPO. Additionally, we invested in the growth of the business through the use of outside consultants, which contributed to the increase by $1.7 million, had an increase in bad debt expense of $1.3 million, an increase in legal expense of $0.7 million and an increase in facilities and related allocations of $0.6 million.

2011 Compared to 2010. In the year ended December 31, 2011, general and administrative expenses increased $5.9 million, or 53%, compared to the year ended December 31, 2010. The increase was primarily attributable to an increase in headcount and related expenses of $5.5 million, including an increase in stock-based compensation expense of $2.0 million related primarily to refresh grants, as we continued to invest in key accounting, finance and management positions within the organization. Additionally, we invested in our systems and support for the growth of the business through the use of outside consultants, which contributed to the increase by $1.6 million. The amount of the increase was partially offset by the accrual of a $1.3 million legal settlement recorded in the quarter ended March 31, 2010.

Depreciation and Amortization

	Year Ended December 31,			2011 to 2012 % Change	2010 to 2011 % Change
	2012	2011	2010		
	(dollars in thousands)				
Depreciation and amortization	$ 7,223	$ 4,238	$ 2,334	70%	82%
Percentage of net revenue	5%	5%	5%		

2012 Compared to 2011. In the year ended December 31, 2012, depreciation and amortization expense increased $3.0 million, or 70%, compared to the year ended December 31, 2011. The increase was primarily the result of our investments in expanding our technology infrastructure and capital assets. Our technology infrastructure costs have increased in order to support the growth in new products and features for the desktop and mobile applications as well to support the increased demand on our website due to continued growth in user traffic. Depreciation and amortization related to our fixed assets and capitalized website and internal use software development costs increased $1.5 million and $0.8 million, respectively. Additionally, amortization related to our intangibles increased by $0.3 million primarily due to the acquired intangibles from the Qype acquisition.

2011 Compared to 2010. In the year ended December 31, 2011, depreciation and amortization expense increased $1.9 million, or 82%, compared to the year ended December 31, 2010. The increase was primarily the result of our investments in expanding our technology infrastructure and capital assets to support our increase in headcount across the organization. Depreciation and amortization related to our fixed assets and capitalized website and internal use software development costs increased $1.0 million and $0.4 million, respectively.

Restructuring and Integration Costs

	Year Ended December 31,		
	2012	2011	2010
	(in thousands)		
Restructuring and integration costs	$ 1,262	$ —	$ —

In the year ended December 31, 2012, following the acquisition of Qype, we announced our plan to reduce the size of the Qype workforce and to terminate several of Qype's leases. These actions were made in order to reduce our cost structure, enhance operating efficiencies and strengthen our business to achieve long-term profitable growth. As a result of this plan, we incurred restructuring charges during the fourth quarter of 2012 of $1.3 million. We expect that activities under this restructuring plan will be substantially complete by the end of the second quarter of 2013. Additional expense related to this restructuring plan to be received in the future is expected to be immaterial.

Contribution to The Yelp Foundation

	Year Ended December 31,		
	2012	2011	2010
	(in thousands)		
Contribution to The Yelp Foundation	$ —	$ 5,928	$ —

In the year ended December 31, 2011, we issued 520,000 shares of common stock to The Yelp Foundation as a charitable contribution. We recorded an expense in the amount of $5.9 million for the contribution based on the fair value of the common stock on the date the shares were issued to The Yelp Foundation. There were no contributions to The Yelp Foundation in 2010 or 2012.

Other Income (Expense), Net

	Year Ended December 31,		
	2012	2011	2010
	(in thousands)		
Interest income	$ 51	$ 13	$ 30
Transaction gains (losses) on foreign exchange	(259)	(393)	9
Other non-operating loss, net	(18)	(15)	(24)
Total other income (expense), net	$ (226)	$ (395)	$ 15

2012 Compared to 2011. In the year ended December 31, 2012, other income (expense), net increased $0.2 million compared to the year ended December 31, 2011. In 2012, the transaction losses on foreign exchange were largely driven by unfavorable changes in the exchange rate between the Euro and the British pound sterling. In 2011, transaction losses on foreign exchange were driven by unfavorable changes in the exchange rates between the Euro and the U.S. dollar.

2011 Compared to 2010. In the year ended December 31, 2011, other income (expense), net decreased $0.4 million compared to the year ended December 31, 2010. The decrease was largely driven by an unfavorable change in foreign currency exchange rates, primarily the Euro, which contributed to transaction losses on foreign exchange in the year ended December 31, 2011 compared to a gain in 2010.

Provision for Income Taxes

	Year Ended December 31,		
	2012	2011	2010
	(in thousands)		
Provision for income taxes	$ 122	$ 102	$ 75

2012 Compared to 2011. In the year ended December 31, 2012, income tax expense increased $20,000 because of taxes due in foreign jurisdictions

2011 Compared to 2010. In the year ended December 31, 2011, income tax expense increased $27,000 because of taxes due in foreign jurisdictions.

Quarterly Results of Operations and Other Data

The following tables set forth our unaudited quarterly consolidated statements of operations data and our consolidated statements of operations data as a percentage of net revenue for each of the eight quarters in the period ended December 31, 2012. We also present other financial and operational data and a reconciliation of net loss to adjusted EBITDA. We have prepared the quarterly data on a consistent basis with the audited consolidated financial statements included in this Annual Report. In the opinion of management, the quarterly financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this Annual Report. The results of historical periods are not necessarily indicative of the results of operations for any future period.

	Quarter Ended							
	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011
	(dollars in thousands, except per share data)							
Consolidated Statements of Operations Data:								
Net revenue by product								
Local advertising	$ 33,945	$ 28,485	$ 25,255	$ 21,473	$ 18,148	$ 15,746	$ 13,357	$ 11,222
Brand advertising	4,997	5,886	5,703	3,994	5,033	4,599	4,471	3,583
Other services	2,215	2,000	1,695	1,918	1,724	1,957	1,750	1,695
Total net revenue	$ 41,157	$ 36,371	$ 32,653	$ 27,385	$ 24,905	$ 22,302	$ 19,578	$ 16,500
Costs and expenses:								
Cost of revenue (exclusive of depreciation and amortization shown separately below)(1)	3,003	2,501	2,298	2,126	1,833	1,537	1,285	1,276
Sales and marketing(1)	25,511	21,302	20,333	18,770	16,024	14,897	12,347	11,271
Product development(1)	6,244	5,753	4,336	4,140	3,162	3,444	2,661	2,319
General and administrative(1)(2)	7,852	6,987	5,963	10,729	5,267	4,766	3,584	3,617
Depreciation and amortization	2,421	1,780	1,661	1,361	1,448	1,047	924	819
Restructuring and Integration costs	1,262	—	—	—	—	—	—	—
Contribution to The Yelp Foundation	—	—	—	—	5,928	—	—	—
Total costs and expenses	46,293	38,323	34,591	37,126	33,662	25,691	20,801	19,302
Loss from operations	(5,136)	(1,952)	(1,938)	(9,741)	(8,757)	(3,389)	(1,223)	(2,802)
Other income (expense), net	(203)	(14)	22	(30)	(252)	(326)	75	108
Loss before income taxes	(5,339)	(1,966)	(1,916)	(9,771)	(9,009)	(3,715)	(1,148)	(2,694)
Provision for income taxes	20	(45)	(66)	(31)	(37)	(36)	(17)	(12)
Net loss	(5,319)	(2,011)	(1,982)	(9,802)	(9,046)	(3,751)	(1,165)	(2,706)
Accretion of preferred stock	—	—	—	(31)	(48)	(47)	(47)	(47)
Net loss attributable to common stockholders	$ (5,319)	$ (2,011)	$ (1,982)	$ (9,833)	$ (9,094)	$ (3,798)	$ (1,212)	$ (2,753)
Net loss per share attributable to common stockholders:								
Basic	$ (0.08)	$ (0.03)	$ (0.03)	$ (0.31)	$ (0.56)	$ (0.24)	$ (0.08)	$ (0.19)
Diluted	$ (0.08)	$ (0.03)	$ (0.03)	$ (0.31)	$ (0.56)	$ (0.24)	$ (0.08)	$ (0.19)
Weighted-average shares used to compute net loss per share attributable to common stockholders:								
Basic	63,003	61,267	60,887	31,263	16,097	15,511	14,985	14,553
Diluted	63,003	61,267	60,887	31,263	16,097	15,511	14,985	14,553
Stock-based compensation								
Cost of revenue	$ 38	$ 27	$ 35	$ 23	$ 17	$ 13	$ 11	$ 9
Sales and marketing	1,746	1,152	895	1,124	496	559	281	271
Product development	696	466	300	243	164	237	173	147
General and administrative	778	689	628	6,039	689	651	483	676
Total stock-based compensation	$ 3,258	$ 2,334	$ 1,858	$ 7,429	$ 1,366	$ 1,460	$ 948	$ 1,103

(1) Includes non-cash stock-based compensation expense.

(2) Includes a legal settlement accrual of $1.3 million recorded in the quarter ended March 31, 2010.

	Quarter Ended							
	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011
	(as a percentage of net revenue)							
Consolidated Statements of Operations Data:								
Net revenue by product								
Local advertising	82%	78%	77%	78%	73%	71%	68%	68%
Brand advertising	12	16	18	15	21	21	23	22
Other services	6	6	5	7	6	8	9	10
Total net revenue	100%	100%	100%	100%	100%	100%	100%	100%
Costs and expenses:								
Cost of revenue	7	7	7	8	7	7	6	8
Sales and marketing	62	59	62	69	64	67	63	68
Product development	15	16	13	15	13	16	14	14
General and administrative	19	19	18	39	21	21	18	22
Contribution to The Yelp Foundation	—	—	—	—	24	—	—	—
Depreciation and amortization	6	5	5	5	6	5	5	5
Restructuring and integration costs	3							
Total costs and expenses	112	106	106	136	135	116	106	117
Loss from operations	(12)	(6)	(6)	(36)	(35)	(16)	(6)	(17)
Other income (expense), net	—	—	—	—	(1)	(1)	—	1
Loss before income taxes	(13)	(6)	(6)	(36)	(36)	(17)	(6)	(16)
Provision for income taxes	—	—	—	—	—	—	—	—
Net loss	(13)%	(6)%	(6)%	(36)%	(36)%	(17)%	(6)%	(16)%

	Quarter Ended							
	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011
	(in thousands)							
Other Financial and Operational Data(1):								
Reviews	35,959	33,258	30,259	27,569	24,817	22,390	19,705	17,339
Unique Visitors	86,308	83,538	78,329	71,448	65,796	61,102	51,560	46,817
Claimed Local Business Locations	994	889	791	700	606	529	453	380
Active Local Business Accounts	40	36	32	27	24	19	15	13
Adjusted EBITDA	$ 1,805	$ 2,162	$ 1,581	$ (951)	$ (15)	$ (882)	$ 649	$ (880)

(1) For information on how we define these operational and other metrics, see "—*Key Metrics.*"

The following table presents a reconciliation of adjusted EBITDA to net loss.

	Quarter Ended							
	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011
	(in thousands)							
Reconciliation of adjusted EBITDA:								
Net loss	$ (5,319)	$ (2,011)	$ (1,982)	$ (9,802)	$ (9,046)	$ (3,751)	$ (1,165)	$ (2,706)
Provision for income taxes	(20)	45	66	31	37	36	17	12
Other (income) expense, net	203	14	(22)	30	252	326	(75)	(108)
Depreciation and amortization	2,421	1,780	1,661	1,361	1,448	1,047	924	819
Stock-based compensation	3,258	2,334	1,858	7,429	1,366	1,460	948	1,103
Contribution to The Yelp Foundation	—	—	—	—	5,928	—	—	—
Restructuring and integration costs	1,262	—	—	—	—	—	—	—
Adjusted EBITDA	$ 1,805	$ 2,162	$ 1,581	$ (951)	$ (15)	$ (882)	$ 649	$ (880)

Liquidity and Capital Resources

As of December 31, 2012, we had cash and cash equivalents of $95.1 million. Cash and cash equivalents consist of cash and money market funds. Cash held internationally as of December 31, 2012 was $2.9 million. We did not have any short-term or long-term investments. Additionally, we do not have any outstanding bank loans or credit facilities in place. To date, we have been able to finance our operations and our recent acquisition of Qype through proceeds from stock sales, including our IPO in March 2012, and to a lesser extent from the exercise of employee stock options. Immediately after the acquisition of Qype, we paid off Qype's existing debt facility of approximately $1.3 million.

Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth under "*Risk Factors*" in this Annual Report. We believe that our existing cash and cash equivalents, together with any cash generated from operations, will be sufficient to meet our working capital requirements and anticipated purchases of property and equipment for at least the next 12 months. However, this estimate is based on a number of assumptions that may prove to be wrong and we could exhaust our available cash and cash equivalents earlier than presently anticipated. We may require additional funds in the next 12 months to respond to business challenges, including the need to develop new features and products or enhance our existing services, improve our operating infrastructure or acquire complementary businesses and technologies, and, accordingly, we may need to engage in equity or debt financings to secure additional funds.

Cash Flows

The following table summarizes our cash flows for the periods presented.

	Year Ended December 31,		
	2012	2011	2010
		(in thousands)	
Consolidated Statements of Cash Flows Data:			
Purchases of property and equipment	$ 7,524	$ 4,798	$ 3,571
Depreciation and amortization	7,223	4,238	2,334
Cash provided by (used in) operating activities	(99)	250	(7,811)
Cash used in investing activities	(40,592)	(7,453)	(4,800)
Cash provided by financing activities	114,173	1,582	24,633

Operating Activities

We used $0.1 million of cash from operating activities during the year ended December 31, 2012, primarily resulting from our net loss of $19.1 million, non-cash stock-based compensation of $14.9 million, provision for doubtful accounts of $1.9 million and non-cash depreciation and amortization of $7.2 million. In addition, significant changes in our operating assets and liabilities resulted from the following:

- increase in accounts receivable of $4.1 million due to an increase in billings for local advertising plans and brand advertising campaigns as well as timing of payments from these customers;
- increase in prepaids and other assets of $2.6 million relating to the increase in value added tax due from taxing authorities, prepaid business data and prepaid rent for our facilities; and
- increase in accounts payable and accrued expenses of $2.0 million relating to the growth in the business and more specifically, the increase in accrued bonus and commissions, increase in accrued vacation and employee related expenses, and deferred rent for new facilities.

We generated $0.3 million of cash from operating activities during the year ended December 31, 2011, primarily resulting from our net loss of $16.7 million, offset by a non-cash expense of $5.9 million related to the contribution of common stock to The Yelp Foundation, non-cash stock-based compensation of $4.9 million and non-cash depreciation and amortization of $4.2 million. In addition, significant changes in our operating assets and liabilities resulted from the following:

- increase in accounts receivable of $2.3 million due to an increase in billings for local advertising plans and brand advertising campaigns as well as timing of payments from these customers; and
- increase in accounts payable and accrued expenses of $4.0 million relating to the growth in the business and more specifically, the increase in accrued vacation and employee related expenses, deferred rent for new facilities, as well as timing of invoices and payments to vendors.

We used $7.8 million of cash in operating activities during the year ended December 31, 2010, primarily resulting from our net loss of $9.6 million, offset by non-cash depreciation and amortization of $2.3 million and non-cash stock-based compensation of $1.4 million. In addition, significant changes in our operating assets and liabilities resulted from the following:

- increase in accounts receivable of $4.8 million due to an increase in billings for local advertising plans and brand advertising campaigns as well as timing of payments from these customers;
- increase in prepaids and other expenses of $1.1 million primarily due to the timing of payments for annual licenses and support for enterprise resource planning and customer relationship management systems;
- increase in accounts payable and accrued liabilities of $2.9 million relating to the growth in the business and more specifically, the increase in accrued vacation, deferred rent for new facilities as well as timing of invoices and payments to vendors; and
- increase in deferred revenue of $0.5 million related to the timing of payments for brand advertising campaigns as well as the growth in the local advertising plans business.

Investing Activities

Our primary investing activity in 2012 was the purchase of Qype. We also continued to invest in technology hardware to support our growth in headcount and software to support website and mobile app development and operations and our corporate infrastructure. Purchases of property and equipment may vary from period to period due to the timing of the expansion of our operations and website and internal-use software development. We expect to continue to invest in property and equipment and development of software for 2013 and thereafter.

We used $40.6 million in investing activities during the year ended December 31, 2012, including $24.1 million net of cash received for the acquisition of Qype. In addition, we used $7.5 million for purchases of property, equipment and software and incurred expenditures of $2.9 million for capitalized website and software development costs. We also entered into new lease agreements for office space in San Francisco and London. In connection with entry into such leases, we were obligated to deliver letters of credit in the aggregate amount of $6.0 million, which resulted in an increase of $6.0 million in restricted cash.

We used $7.5 million of cash in investing activities during the year ended December 31, 2011. We purchased $4.8 million in property, equipment and software and incurred expenditures of $2.5 million for capitalized website and software development costs.

We used $4.8 million of cash in investing activities during the year ended December 31, 2010. We purchased $3.6 million in property, equipment and software and incurred expenditures of $1.2 million for capitalized website and software development costs.

Financing Activities

We generated $114.2 million of cash from financing activities during the year ended December 31, 2012. We received $111.8 million in proceeds from our IPO, net of $10.8 million in offering expenses, including underwriter commission and discounts associated with the transaction. With the exception of the IPO, our recent financing activities have consisted primarily of net proceeds from the issuance of common stock related to the exercise of stock options.

We generated $1.6 million of cash from financing activities during the year ended December 31, 2011, which consisted primarily of $2.0 million in net proceeds from the issuance of common stock related to the exercise of stock options. We used $0.5 million in financing activities in 2011 related to our deferred offering costs.

We generated $24.6 million of cash from financing activities during the year ended December 31, 2010 primarily relating to net proceeds of $24.2 million that we received in the quarter ended March 31, 2010 from the issuance of Series E redeemable convertible preferred stock. In addition, we received proceeds of $0.4 million from the issuance of our common stock related to exercises of stock options.

Off Balance Sheet Arrangements

We did not have any off balance sheet arrangements in 2010, 2011 or 2012.

Contractual Obligations

We lease various office facilities, including our corporate headquarters in San Francisco, California, under operating lease agreements that expire from 2013 to 2021. The terms of the lease agreements provide for rental payments on a graduated basis. We recognize rent expense on a straight-line basis over the lease periods. We do not have any debt or material capital lease obligations, and all of our property, equipment and software have been purchased with cash. As of December 31, 2012, we had no material long-term purchase obligations outstanding with any vendors or third parties. Our future minimum payments under non-cancelable operating leases for equipment and office facilities are as follows as of December 31, 2012:

	Payments Due by Period				
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
			(in thousands)		
Operating lease obligations	$77,192	$8,681	$24,247	$18,084	$26,180

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with revenue recognition, website and internal-use software development costs, income taxes and stock-based compensation have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, see Note 2 of the notes to our consolidated financial statements.

Revenue Recognition

We generate revenue from local advertising, brand advertising and other services, which include Yelp Deals and various partner arrangements. Since 2007, net revenue from local advertising represented a majority of our revenue.

Local Advertising—Local advertising revenue is generated primarily through fixed monthly fee advertising plans with local businesses for advertising placements on our website. Revenue is recognized ratably over the service period, net of customer discounts. The arrangements are evidenced by written and/or electronic acceptance of our agreement that stipulates the volume of advertising to be delivered and the pricing.

Brand Advertising—We generated brand advertising revenue through the sale of display advertisements (both graphic and text) on our website, including advertisements from leading national brands in the automobile, financial services, logistics, consumer goods and health and fitness industries. We recognize revenue from the sale of impression-based advertisements on our online network in the period in which the advertisements ("impressions") are delivered, net of customer discounts. We also had brand revenue from fixed-price brand sponsorships that are recognized ratably over the service period. The arrangements are evidenced by insertion orders or contracts that stipulate the types of advertising to be delivered and the pricing.

Other Services—Other service revenue includes the sale of vouchers through our "Yelp Deals" and "Gift Certificates," partner arrangements related to reservations and the monetization of remnant advertising inventory through third-party ad networks. Yelp Deals allow merchants to promote themselves and offer discounted goods and services on a real-time basis to consumers directly on our website and mobile app and, until the quarter ended December 31, 2011, via email. We earn a fee on Yelp Deals for acting as an agent in these transactions, which are recorded on a net basis and included in revenue upon sale of the deal. We record a sales allowance for potential Yelp Deal refunds based on our estimate of future refunds. Gift Certificates allow merchants to sell full-priced gift certificates directly to customers through their business profile page. We earn a fee based on the amount of the Gift Certificate sold, which we record on a net basis and include in revenue upon a consumer's purchase of the Gift Certificate. We also generate revenue through various partnership agreements on a transaction-by-transaction basis. Reservation revenue and promotional certificates are recognized on a transaction-by-transaction basis.

Multiple-Element Arrangements. We enter into arrangements with customers to sell advertising packages that include different media placements or ad services that are delivered at the same time, or within close proximity of one another.

For the year ended December 31, 2010, because we had not yet established the fair value for each element and our agreements contained mid-campaign cancellation clauses, advertising sales revenue was recognized in the period in which the advertisement was delivered.

Beginning on January 1, 2011, we adopted new authoritative guidance on multiple element arrangements, using the prospective method for all arrangements entered into or materially modified from the date of adoption. Under this new guidance, we allocate arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables or those packages in which all components of the package are delivered at the same time, based on the relative selling price method in accordance with the selling price hierarchy, which includes: (1) vendor-specific objective evidence, or VSOE, if available; (2) third-party evidence, or TPE, if VSOE is not available; and (3) best estimate of selling price, or BESP, if neither VSOE nor TPE is available.

VSOE. We determine VSOE based on our historical pricing and discounting practices for the specific product or service when sold separately. In determining VSOE, we require that a substantial majority of the standalone selling prices for these services fall within a reasonably narrow pricing range. We have not historically sold a large volume of transactions on a standalone basis. As a result, we have not been able to establish VSOE for any of its advertising products.

TPE. When VSOE cannot be established for deliverables in multiple element arrangements, we apply judgment with respect to whether we can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our go-to-market strategy differs from that of our peers and our offerings contain a significant level of differentiation such that the comparable pricing of services cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor services' selling prices are on a standalone basis. As a result, we have not been able to establish selling price based on TPE.

BESP. When we are unable to establish selling price using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the service were sold on a standalone basis. BESP is generally used to allocate the selling price to deliverables in our multiple element arrangements. We determine BESP for deliverables by considering multiple factors including, but not limited to, prices we charge for similar offerings, market conditions, competitive landscape and pricing practices. We limit the amount of allocable arrangement consideration to amounts that are fixed or determinable and that are not contingent on future performance or future deliverables. We will regularly review BESP. Changes in assumptions or judgments or changes to the elements in the arrangement could cause a material increase or decrease in the amount of revenue that we report in a particular period.

We recognize the relative fair value of the media placements or ad services as they are delivered assuming all other revenue recognition criteria are met. As a result of implementing this recent guidance, our revenue for the years ended December 31, 2012 and 2011 was not materially different from what would have been recognized under the previous guidance for multiple-element arrangements.

Website and Internal-Use Software Development Costs

We capitalize certain costs related to the development of our website, mobile app or software developed for internal use. In accordance with authoritative guidance, we begin to capitalize our costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding and it is probable that the project will be completed and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally estimated to be two to three years. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded in product development expenses on our consolidated statements of operations. Costs incurred for enhancements that are expected to result in additional features or functionality are capitalized and expensed over the estimated useful life of the enhancements, generally two or three years.

Business Combinations and Valuation of Goodwill and Other Acquired Intangible Assets

We account for acquisitions of entities that include inputs and processes and have the ability to create outputs as business combinations. We allocate the purchase price of the acquisition to the tangible assets, liabilities and identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred. During the measurement period, which could be up to one year after the transaction date, we record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. After the measurement period, subsequent adjustments are recorded to our consolidated statements of operations.

We review goodwill for impairment at least annually in the third quarter or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. If we determine that it is more likely than not that its fair value is less than its carrying amount, then the two-step goodwill impairment test will be performed. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step will be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. As of December 31, 2012, no impairment of goodwill has been identified.

Acquired intangible assets are amortized over their estimated useful lives. We evaluate the recoverability of amortizable intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of property and equipment and intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value. We have not recorded any such impairment charge during the years presented.

In addition to the recoverability assessment, we routinely review the remaining estimated useful lives of our amortizable intangible assets. If we reduce the estimated useful life assumption for any asset, the remaining unamortized balance would be amortized over the revised estimated useful life.

Income Taxes

We account for our income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements or in our income tax returns. Deferred income taxes are recognized for differences between financial reporting and tax bases of assets and liabilities at the enacted statutory income tax rates in effect for the years in which the temporary differences are expected to reverse. The effect on deferred taxes of a change in income tax rates is recognized in income in the period that includes the enactment date. We evaluate the realizability of our deferred tax assets and valuation allowances are provided when necessary to reduce net deferred tax assets to the amounts expected to be realized.

We recognize a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. We will recognize interest and penalties related to unrecognized tax benefits in our income tax provision in the accompanying consolidated statement of operations.

Stock-Based Compensation

We account for stock-based compensation in accordance with the authoritative guidance on stock compensation. We measure stock-based compensation expenses for employees at the grant date fair value of the award, and recognize expenses, net of forfeitures, on a straight-line basis over the requisite service period, which is generally the vesting period. We account for stock options issued to non-employees in accordance with the guidance for equity-based payments to non-employees. We believe that the fair value of stock options is more reliably measured than the fair value of the services received. As such, the fair value of the unvested portion of the options granted to non-employees is re-measured each period. The resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

We estimate the fair value of stock-based option award using the Black-Scholes option-pricing model. The determination of the fair value of a stock-based award on the date of grant using the Black-Scholes option-pricing model is affected by our stock price on the date of grant as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the expected term of the award, actual and projected employee stock option exercise behaviors, the risk-free interest rate for the expected term of the award and expected dividends. The value of the portion of the award that is ultimately expected to vest is recognized as expense in our consolidated statements of operations. We estimate the expense for restricted stock grants based on grant date fair value.

Prior to our IPO, our board of directors considered numerous objective and subjective factors to determine the fair market value of our common stock at each meeting at which stock options were granted and approved.

Stock-based compensation expenses are classified in the consolidated statement of operations based on the department to which the related employee reports. Our stock-based awards are comprised principally of stock options and restricted stock unit awards.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks include primarily interest rate, foreign exchange risks and inflation.

Interest Rate Fluctuation Risk

Our cash and cash equivalents consist of cash and money market funds. We do not have any long-term borrowings.

The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Because our cash and cash equivalents have a relatively short maturity, our portfolio's fair value is relatively insensitive to interest rate changes. During the year ended December 31, 2012, we determined that the nominal difference in basis points for investing our cash and cash equivalents in longer-term investments did not warrant a change in our investment strategy. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives. We believe a hypothetical 10% increase in interest rates as of December 31, 2012 would have an immaterial impact on our investment portfolio.

Foreign Currency Exchange Risk

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar, principally the British pound sterling and the Euro. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. Although we have experienced and will continue to experience fluctuations in our net income (loss) as a result of transaction gains (losses) related to revaluing certain cash balances, trade accounts receivable balances and intercompany balances that are denominated in currencies other than the U.S. dollar, we believe a hypothetical 10% strengthening/(weakening) of the U.S. dollar against the British pound sterling, either alone or in combination with a hypothetical 10% strengthening/(weakening) of the U.S. dollar against the Euro would not have a material impact on our results of operations. In the event our foreign sales and expenses increase, our operating results may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. At this time we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on our results of operations.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Item 8. Financial Statements and Supplementary Data.

Our financial statements and the report of our independent registered public accounting firm are included in this Annual Report beginning on page F-1. The index to these reports and our financial statements is included in Part IV, Item 15 below.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2012. Based on the evaluation of our disclosure controls and procedures as of December 31, 2012, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

This Annual Report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the three months ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information required by this item regarding directors and director nominees, executive officers, the board of directors and its committees, and certain corporate governance matters is incorporated by reference to the information set forth under the captions "Proposal No. 1—Election of Directors," "Information Regarding the Board of Directors and Corporate Governance" and "Executive Officers" in our Proxy Statement for the 2013 Annual Meeting of Stockholders, or the 2013 Proxy Statement. Information required by this item regarding compliance with Section 16(a) of the Exchange Act is incorporated by reference to the information set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2013 Proxy Statement.

We have adopted a written code of business conduct and ethics that applies to all of our employees, officers and directors, including our principal executive officer, principal financial officer and principal accounting officer. The code of business conduct and ethics is available on our corporate website at www.yelp-ir.com/phoenix.zhtml?c=250809&p=irol-govhighlights. If we make any substantive amendments to our code of business conduct and ethics or grant to any of our directors or executive officers any waiver, including any implicit waiver, from a provision of our code of business conduct and ethics, we will disclose the nature of the amendment or waiver on our website or in a Current Report on Form 8-K.

Item 11. Executive Compensation.

Information required by this item regarding executive compensation is incorporated by reference to the information set forth under the captions "Executive Compensation," "Director Compensation" and "Information Regarding the Board of Directors and Corporate Governance" in our 2013 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information required by this item regarding security ownership of certain beneficial owners and management is incorporated by reference to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in our 2013 Proxy Statement. Information required by this item regarding securities authorized for issuance under our equity compensation plans is incorporated by reference to the information set forth under the caption "Equity Compensation Plan Information" in our 2013 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information required by this item regarding certain relationships and related transactions is incorporated by reference to the information set forth under the caption "Transactions with Related Persons" in our 2013 Proxy Statement. Information required by this item regarding director independence is incorporated by reference to the information set forth under the caption "Information Regarding the Board of Directors and Corporate Governance" in our 2013 Proxy Statement.

Item 14. Principal Accounting Fees and Services.

Information required by this item regarding principal accounting fees and services is incorporated by reference to the information set forth under the caption "Proposal No. 3—Ratification of Selection of Independent Registered Public Accounting Firm" in our 2013 Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) The following documents are filed as part of this Annual Report:

1. *Financial Statements.* Our consolidated financial statements and the Report of Independent Registered Public Accounting Firm are included herein on the pages indicated:

2. *Financial Statement Schedules.* None. All financial statement schedules are omitted because they are not applicable, not required under the instructions, or the requested information is included in the consolidated financial statements or notes thereto.

3. *Exhibits.* A list of exhibits filed with this report or incorporated herein by reference is found in the Exhibit Index immediately following the signature page of this Annual Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2013

YELP INC.

/s/ Rob Krolik

Rob Krolik
Chief Financial Officer
(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Rob Krolik and Laurence Wilson, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution for him or her, and in his or her name in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and either of them, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jeremy Stoppelman JEREMY STOPPELMAN	Chief Executive Officer and Director (*Principal Executive Officer*)	February 26, 2013
/s/ Geoff Donaker GEOFF DONAKER	Chief Operating Officer and Director	February 26, 2013
/s/ Rob Krolik ROB KROLIK	Chief Financial Officer (*Principal Financial and Accounting Officer*)	February 26, 2013
/s/ Max Levchin MAX LEVCHIN	Chairman	February 26, 2013
/s/ Fred Anderson FRED ANDERSON	Director	February 26, 2013
/s/ Peter Fenton PETER FENTON	Director	February 26, 2013
/s/ Robert Gibbs ROBERT GIBBS	Director	February 26, 2013
/s/ Diane Irvine DIANE IRVINE	Director	February 26, 2013
/s/ Jeremy Levine JEREMY LEVINE	Director	February 26, 2013
/s/ Keith Rabois KEITH RABOIS	Director	February 26, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Yelp Inc.
San Francisco, California

We have audited the accompanying consolidated balance sheets of Yelp Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company has retrospectively adopted new accounting guidance related to the presentation of comprehensive income.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
February 26, 2013

Yelp Inc.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,	
	2012	2011
Assets		
Current Assets:		
Cash and cash equivalents	$ 95,124	$ 21,736
Accounts receivable (net of allowance for doubtful accounts of $384 and $210 at December 31, 2012 and 2011, respectively)	11,738	8,257
Prepaid expenses and other current assets	4,912	1,733
Total current assets	111,774	31,726
Property, equipment and software, net	14,799	9,881
Goodwill	48,605	—
Intangibles, net	5,936	131
Restricted cash	6,400	365
Other assets	182	1,718
Total Assets	$ 187,696	$ 43,821
Liabilities, Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)		
Current Liabilities:		
Accounts payable	$ 2,284	$ 2,973
Accrued liabilities	16,367	7,685
Deferred revenue	2,856	2,072
Total current liabilities	21,507	12,730
Long-term liabilities	527	3
Total liabilities	$ 22,034	$ 12,733
Commitments and contingencies (Note 10)		
Redeemable convertible preferred stock (Note 11)	—	55,435
Stockholders' Equity (Deficit)		
Common stock, $0.000001 par value—500,000,000 shares authorized; 63,505,269, and 16,956,409 shares issued and outstanding at December 31, 2012 and 2011, respectively	—	—
Additional paid-in capital	225,245	16,625
Accumulated other comprehensive income	805	271
Accumulated deficit	(60,388)	(41,243)
Total stockholders' equity (deficit)	165,662	(24,347)
Total liabilities, redeemable convertible preferred stock and stockholders' equity (deficit)	$ 187,696	$ 43,821

See notes to consolidated financial statements.

Yelp Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,		
	2012	2011	2010
Net revenue	$ 137,567	$ 83,285	$ 47,731
Costs and expenses:			
Cost of revenue (exclusive of depreciation and amortization shown separately below)	9,928	5,931	3,137
Sales and marketing	85,915	54,539	33,919
Product development	20,473	11,586	6,560
General and administrative	31,531	17,234	11,287
Depreciation and amortization	7,223	4,238	2,334
Restructuring & integration costs	1,262	—	—
Contribution to The Yelp Foundation	—	5,928	—
Total costs and expenses	156,332	99,456	57,237
Loss from operations	(18,765)	(16,171)	(9,506)
Other income (expense), net	(226)	(395)	15
Loss before income taxes	(18,991)	(16,566)	(9,491)
Provision for income taxes	(122)	(102)	(75)
Net loss	(19,113)	(16,668)	(9,566)
Accretion of redeemable convertible preferred stock	(32)	(189)	(175)
Net loss attributable to common stockholders (Class A and B)	$ (19,145)	$ (16,857)	$ (9,741)
Net loss per share attributable to common stockholders (Class A and B)			
Basic	$ (0.35)	$ (1.10)	$ (0.71)
Diluted	$ (0.35)	$ (1.10)	$ (0.71)
Weighted-average shares used to compute net loss per share attributable to common stockholders (Class A and B)			
Basic	54,149	15,291	13,774
Diluted	54,149	15,291	13,774

See notes to consolidated financial statements.

Yelp Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Year Ended December 31,		
	2012	2011	2010
Net loss	$ (19,113)	$ (16,668)	$ (9,566)
Other comprehensive income (loss):			
Foreign currency translation adjustments	534	298	(20)
Other comprehensive income (loss)	534	298	(20)
Comprehensive loss	$ (18,579)	$ (16,370)	$ (9,586)

See notes to consolidated financial statements.

Yelp Inc.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In thousands, except shares)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount				
Balance—December 31, 2009	131,622,960	$ 30,877	13,559,060	$ —	$ 1,483	$ (7)	$ (14,645)	$ (13,169)
Series E Financing	11,644,155	24,194	—	—	—	—	—	—
Issuance of common stock upon exercises of employee stock options	—	—	1,289,565	—	553	—	—	553
Stock-based compensation	—	—	—	—	1,488	—	—	1,488
Accretion of redeemable convertible preferred stock	—	175	—	—	—	—	(175)	(175)
Foreign currency translation adjustment	—	—	—	—	—	(20)	—	(20)
Net loss	—	—	—	—	—	—	(9,566)	(9,566)
Balance—December 31, 2010	143,267,115	55,246	14,848,625	—	3,524	(27)	(24,386)	(20,889)
Issuance of common stock upon exercises of employee stock options	—	—	1,419,034	—	2,125	—	—	2,125
Issuance of restricted stock	—	—	168,750	—	—	—	—	—
Stock-based compensation	—	—	—	—	5,048	—	—	5,048
Issuance of common stock as charitable contribution to The Yelp Foundation	—	—	520,000	—	5,928	—	—	5,928
Accretion of redeemable convertible preferred stock	—	189	—	—	—	—	(189)	(189)
Foreign currency translation adjustment	—	—	—	—	—	298	—	298
Net loss	—	—	—	—	—	—	(16,668)	(16,668)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount				
Balance—December 31, 2011	143,267,115	55,435	16,956,409	—	16,625	271	(41,243)	(24,347)
Issuance of common stock upon exercises of employee stock options	—	—	1,606,612	—	3,736	—	—	3,736
Issuance of restricted stock	—	—	1,250	—	—	—	—	—
Stock-based compensation	—	—	—	—	15,147	—	—	15,147
Accretion of redeemable convertible preferred stock	—	32	—	—	—	—	(32)	(32)
Conversion of preferred stock to common stock in connection with initial public offering	(143,267,115)	(55,467)	35,816,772	—	55,466	—	—	55,466
Issuance of common stock in connection with initial public offering, net of offering costs.	—	—	8,172,500	—	111,350	—	—	111,350
Repurchase of common stock from employees	—	—	(17,193)		(333)	—	—	(333)
Issuance of common stock in connection with acquisition of Qype GmbH	—	—	968,919	—	23,254	—	—	23,254
Foreign currency translation adjustment	—	—	—	—	—	534	—	534
Net loss	—	—	—	—	—	—	(19,113)	(19,113)
Balance—December 31, 2012	—	$ —	63,505,269	$ —	$ 225,245	$ 805	$ (60,388)	$ 165,662

See notes to consolidated financial statements.

Yelp Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2012	2011	2010
OPERATING ACTIVITIES:			
Net loss	$ (19,113)	$ (16,668)	$ (9,566)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	7,223	4,238	2,334
Provision for doubtful accounts	1,913	627	408
Stock-based compensation	14,878	4,877	1,431
Contribution to The Yelp Foundation	—	5,928	—
Loss on disposal of assets and web-site development costs	64	13	21
Changes in operating assets and liabilities:			
Accounts receivable	(4,118)	(2,274)	(4,784)
Prepaid expenses and other assets	(2,552)	(1,099)	(1,121)
Accounts payable and accrued expenses	2,049	3,975	2,924
Deferred revenue	(443)	633	542
Net cash provided by (used in) operating activities	(99)	250	(7,811)
INVESTING ACTIVITIES:			
Acquisition of Qype GmbH, net of cash received	(24,125)	—	—
Purchases of property, equipment, and software	(7,524)	(4,798)	(3,571)
Capitalized website and software development costs	(2,930)	(2,506)	(1,229)
Change in restricted cash	(6,013)	(149)	—
Net cash provided used in investing activities	(40,592)	(7,453)	(4,800)
FINANCING ACTIVITIES:			
Proceeds from initial public offering, net of underwriter fees	114,006	—	—
Payments for deferred offering costs	(2,200)	(456)	—
Proceeds from issuance of common stock	3,675	2,038	439
Proceeds from the issuance of Series E preferred stock	—	—	25,000
Issuance costs related to Series E preferred stock	—	—	(806)
Repayment of acquired debt	(1,308)	—	—
Net cash provided by financing activities	114,173	1,582	24,633

	Year Ended December 31,		
	2012	2011	2010
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(94)	283	(22)
CHANGE IN CASH AND CASH EQUIVALENTS	73,388	(5,338)	12,000
CASH AND CASH EQUIVALENTS—Beginning of period	21,736	27,074	15,074
CASH AND CASH EQUIVALENTS—End of period	$ 95,124	$ 21,736	$ 27,074
SUPPLEMENTAL DISCLOSURES OF OTHER CASH FLOW INFORMATION:			
Cash paid for income taxes	$ 110	$ 92	$ 21
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Purchases of property and equipment recorded in accounts payable and accruals	$ 549	$ 690	$ 177
Deferred offering costs recorded in accounts payable and accrued liabilities	$ —	$ 887	$ —
Capitalized website and software development costs recorded in accounts payable and accruals	$ 4	$ —	$ 20
Accretion of redeemable convertible preferred stock	$ 32	$ 189	$ 175
Vesting of early exercised options	$ 61	$ 87	$ 114

See notes to consolidated financial statements.

Yelp Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Yelp Inc. was incorporated in Delaware on September 3, 2004. Except where specifically noted or the context otherwise requires, the use of terms such as the "Company" and "Yelp" in these Notes to Consolidated Financial Statements refers to Yelp Inc. and its subsidiaries.

Yelp connects people with great local businesses. Yelp's users have contributed millions of reviews of almost every type of local business, giving a voice to consumers and bringing "word of mouth" online. Businesses of all sizes use the Yelp platform to engage with consumers at the critical moment when they are deciding where to spend their money.

The Company is comprised of Yelp Inc. and 14 wholly-owned entities. Yelp UK Ltd was incorporated on December 1, 2008, Yelp Canada Inc. was incorporated on February 24, 2009, Yelp Ireland Limited was incorporated on May 31, 2010, Yelp Deutschland GmbH was incorporated on June 7, 2010, Yelp Ireland Holding Company Limited was incorporated on June 16, 2010, Yelp France SAS was incorporated on July 8, 2010, Yelp Italia S.r.l. was incorporated on June 27, 2011, Yelp Australia Pty. Ltd was incorporated on August 9, 2011, Yelp Spain, S.L. on May 11, 2012 and Yelp Singapore PTE Ltd on June 15, 2012. Qype GmbH, Qype Ltd., Qype SARL and Qype SL (collectively, "Qype") were acquired on October 23, 2012 (see Note 4). The financial results of these subsidiaries are included within the consolidated financial statements of the Company presented herein.

Basis of Presentation—The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All intercompany balances and transactions have been eliminated in consolidation.

Reclassification—Certain prior period amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year presentation. These changes consisted of reclassifications to separate or combine certain line items in the accompanying consolidated balance sheets and statements of cash flows. These reclassifications did not impact previously reported total current assets, total assets, total current liabilities, or total liabilities in the accompanying consolidated balance sheets or net cash provided by operating activities in the consolidated statements of cash flows.

Certain Significant Risks and Uncertainties—The Company operates in a dynamic industry and, accordingly, can be affected by a variety of factors. For example, the Company's management believes that changes in any of the following areas could have a significant negative effect on the Company in terms of its future financial position, results of operations or cash flows: rates of revenue growth; traffic to the Company's websites and the number of reviews and advertisers they attract; reliance on search engines and the placement and prominence in results rankings; the quality and reliability of reviews; scaling and adaptation of existing technology and network infrastructure; management of the Company's growth; new markets and international expansion; protection of the Company's brand, reputation and intellectual property; competition in the Company's market; qualified employees and key personnel; intellectual property infringement and other claims; and changes in government regulation affecting the Company's business, among other things.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. These estimates are based on information available as of the date of the consolidated financial statements; therefore, actual results could differ from management's estimates.

Foreign Currency Translation—The consolidated financial statements of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of foreign subsidiaries are translated at exchange rates in effect as of the balance sheet date. Revenues and expenses are translated at average exchanges rates in effect during the year. Translation adjustments are recorded within accumulated other comprehensive loss, a separate component of stockholders' equity (deficit).

Cash and Cash Equivalents—The Company considers all highly liquid investments, such as treasury bills, commercial paper, certificates of deposit and money market instruments with maturities of three months or less at the time of acquisition to be cash equivalents. Cash and cash equivalents primarily consist of amounts held in interest-bearing money market funds that were readily convertible to cash. The fair value of cash and cash equivalents approximates their carrying value.

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with major financial institutions, which management assesses to be of high credit quality, in order to limit the exposure of each investment.

Credit risk with respect to accounts receivable is dispersed due to the large number of customers. In addition, the Company's credit risk is mitigated by the relatively short collection period. Collateral is not required for accounts receivable. The Company maintains an allowance for doubtful accounts receivable balances. The allowance is based upon historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with delinquent accounts. When new information becomes available to indicate that the estimate provided as the allowance was incorrect, an adjustment, which is considered a change in estimate, is made. The fair value of accounts receivable approximates their carrying value.

As of December 31, 2012 and 2011, there were no customers that accounted for more than 10% of total accounts receivable.

The following table presents the changes in the allowance for doubtful accounts (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Allowance for doubtful accounts:			
Balance, beginning of period	$ 210	$ 175	$ 125
Add: bad debt expense	1,913	627	408
Less: write-offs, net of recoveries	(1,739)	(592)	(358)
Balance, end of period	$ 384	$ 210	$ 175

Property, Equipment and Software—Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is approximately three years. Leasehold improvements are amortized over the lease term.

Website and Internal-Use Software Development Costs—Costs related to website and internal-use software are primarily related to the Company's website, including support systems. The Company capitalizes its costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding and it is probable that the project will be completed and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, which approximates three years. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized and amortized over the estimated useful life of the upgrades.

The Company capitalized $3.2 million, $2.7 million and $1.3 million in website and internal-use software costs during the years ended December 31, 2012, 2011 and 2010, respectively, which are included in property, equipment and software, net on the consolidated balance sheets. Amortization expense totaled $1.9 million, $1.1 million and $0.6 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company wrote off $0.2 million of website and internal-use software costs during 2012. The retirements were related to obsolete projects no longer supported by the Company. The loss on disposition of the projects has been included in depreciation and amortization expense in the Company's consolidated statements of operations.

Business Combinations—The Company accounts for acquisitions of entities that include inputs and processes and have the ability to create outputs as business combinations. The Company allocates the purchase price of the acquisition to the tangible assets, liabilities and identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred. During the measurement period, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. After the measurement period, which could be up to one year after the transaction date, subsequent adjustments are recorded to the Company's consolidated statements of operations.

Goodwill—Goodwill represents the excess of the consideration transferred over the estimated fair value of assets acquired and liabilities assumed in a business combination. The Company tests goodwill for impairment on an annual basis in the third quarter and in between annual tests if it becomes aware of any events occurring or changes in circumstances that would indicate a reduction in the fair value of the assets below their carrying amounts. No impairment charges to goodwill have been recorded to date.

Intangible Assets—Intangible assets include acquired intangible assets identified through business combinations and purchased domain names, which are carried at cost less accumulated amortization. Amortization is recorded over the estimated useful lives of the assets, generally 24 to 84 months. The Company reviews amortizable intangible assets to be held and used for impairment whenever events or changes in circumstance indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. No impairment charges have been recorded to date.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of—The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Deferred Offering Costs—Deferred offering costs consisted primarily of direct incremental costs related to the Company's initial public offering of its Class A common stock ("IPO"). The deferred offering costs included in other assets on the Company's consolidated balance sheets as of December 31, 2012 and 2011 were $0.0 and $1.3 million, respectively. Upon completion of the IPO, these amounts were offset against the proceeds of the offering.

Revenue Recognition—The Company generates revenue from local advertising, brand advertising and other services. The Company recognizes revenue when all of the following conditions are met: there is persuasive evidence of an arrangement, service has been provided to the customer, collection of the fees is reasonably assured and the amount of fees to be paid by the customer are fixed or determinable. Payments received in advance of services being rendered are recorded as deferred revenue and recognized on a straight-line basis over the requisite service period.

Local Advertising—Local advertising revenue is generated primarily through fixed monthly fee advertising plans with local businesses for advertising placements on the Company's website and mobile app. Revenue is recognized ratably over the service period, net of customer discounts. The arrangements are evidenced by written and/or electronic acceptance of the Company's agreement that stipulates the volume of advertising to be delivered and the pricing.

Brand Advertising—The Company generates brand advertising revenue through the sale of display advertisements (both graphic and text) on its website, including advertisements from leading national brands in the automobile, financial services, logistics, consumer goods and health and fitness industries. The Company recognizes revenue from the sale of impression-based advertisements on its online network in the period in which the advertisements ("impressions") are delivered, net of customer discounts. The Company also has brand revenue from fixed-price brand sponsorships that are recognized ratably over the service period. The arrangements are evidenced by insertion orders or contracts that stipulate the types of advertising to be delivered and the pricing.

Other Services—Other service revenue includes the sale of vouchers through the Company's "Yelp Deals" and "Gift Certificates," partner arrangements related to reservations and the monetization of remnant advertising inventory through third-party ad networks. Yelp Deals allow merchants to promote themselves and offer discounted goods and services on a real-time basis to consumers directly on the Company's website and mobile app and, until the quarter ended December 31, 2011, via email. The Company earns a fee on Yelp Deals for acting as an agent in these transactions, which are recorded on a net basis and included in revenue upon sale of the deal. The Company records a sales allowance for potential Yelp Deal refunds based on the Company's estimate of future refunds. Gift Certificates allow merchants to sell full-priced gift certificates directly to customers through their business profile page. The Company earns a fee based on the amount of the Gift Certificate sold, which it records on a net basis and include in revenue upon a consumer's purchase of the Gift Certificate. The Company also generates revenue through various partnership agreements on a transaction-by-transaction basis. Reservation revenue and promotional certificates are recognized on a transaction-by-transaction basis.

Multiple-Element Arrangements. The Company enters into arrangements with customers to sell advertising packages that include different media placements or ad services that are delivered at the same time, or within close proximity of one another.

For the year ended December 31, 2010, because the Company had not yet established the fair value for each element and the Company's agreements contained mid-campaign cancellation clauses, advertising sales revenue was recognized in the period in which the advertisements are delivered.

Beginning on January 1, 2011, the Company adopted new authoritative guidance on multiple element arrangements, using the prospective method for all arrangements entered into or materially modified from the date of adoption. Under this new guidance, the Company allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables or those packages in which all components of the package are delivered at the same time, based on the relative selling price method in accordance with the selling price hierarchy, which includes: (1) vendor-specific objective evidence ("VSOE") if available; (2) third-party evidence ("TPE") if VSOE is not available; and (3) best estimate of selling price ("BESP") if neither VSOE nor TPE is available.

VSOE. The Company determines VSOE based on its historical pricing and discounting practices for the specific product or service when sold separately. In determining VSOE, the Company requires that a substantial majority of the standalone selling prices for these services fall within a reasonably narrow pricing range. The Company has not historically sold a large volume of transactions on a standalone basis. As a result, the Company has not been able to establish VSOE for any of its advertising products.

TPE. When VSOE cannot be established for deliverables in multiple element arrangements, the Company applies judgment with respect to whether it can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Company's go-to-market strategy differs from that of its peers and its offerings contain a significant level of differentiation such that the comparable pricing of services cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor services' selling prices are on a standalone basis. As a result, the Company has not been able to establish selling price based on TPE.

BESP. When it is unable to establish selling price using VSOE or TPE, the Company uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the service were sold on a standalone basis. BESP is generally used to allocate the selling price to deliverables in the Company's multiple element arrangements. The Company determines BESP for deliverables by considering multiple factors including, but not limited to, prices it charges for similar offerings, market conditions, competitive landscape and pricing practices. The Company limits the amount of allocable arrangement consideration to amounts that are fixed or determinable and that are not contingent on future performance or future deliverables. The Company will regularly review BESP. Changes in assumptions or judgments or changes to the elements in the arrangement could cause a material increase or decrease in the amount of revenue that the Company reports in a particular period.

The Company recognizes the relative fair value of the media placements or ad services as they are delivered assuming all other revenue recognition criteria are met. As a result of implementing this recent authoritative guidance, the Company's revenue for the years ended December 31, 2012 and 2011 was not materially different from what would have been recognized under the previous guidance for multiple-element arrangements.

Cost of Revenue—The Company's cost of revenue primarily consists of credit card processing fees, web hosting, Internet service costs and salaries, benefits and stock-based compensation for its infrastructure teams related to operating the Company's website as well as creative design for brand advertising and video production expenses.

Stock-Based Compensation—The Company measures compensation expense for all stock-based payment awards, including stock options granted to employees, directors and non-employees based on the estimated fair values on the date of the grant. The fair value of each stock option granted is estimated using the Black-Scholes-Merton option valuation model. Stock-based compensation is recognized on a straight-line basis over the requisite service period.

Advertising Expenses—Advertising expenses are expensed as incurred. Total advertising expenses incurred were $0.7 million, $0.5 million and $0.3 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Comprehensive loss—The Company reports by major components and, as a single total, the change in its net assets during the period from non-owner sources. Comprehensive loss consists of net loss and accumulated other comprehensive loss, which includes certain changes in equity that are excluded from net loss. Specifically, it includes foreign currency translation adjustments and the unrealized gain (loss) from investments.

Income Taxes—The Company records income taxes using the asset and liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, generally all expected future events other than enactments or changes in the tax law or rates are considered. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company operates in various tax jurisdictions and is subject to audit by various tax authorities. The Company provides for tax contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax contingencies are based upon their technical merits, relative tax law and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Stock Split—On January 25, 2012, the Company's board of directors approved a 1-for-4 reverse stock split of the Company's common stock. The reverse stock split became effective on February 2, 2012. Upon the effectiveness of the reverse stock split, (i) every four shares of outstanding common stock was decreased to one share of common stock, (ii) the number of shares of common stock into which each outstanding warrant or option to purchase common stock is exercisable was proportionally decreased on a 1-for-4 basis, (iii) the exercise price of each outstanding warrant or option to purchase common stock was proportionately increased on a 1-for-4 basis and (iv) the conversion ratio for each share of preferred stock outstanding was proportionately reduced on a 1-for-4 basis. All of the share numbers, share prices and exercise prices have been adjusted within these financial statements, on a retroactive basis, to reflect this 1-for-4 reverse stock split.

Employee Benefit Plan—The Company sponsors a qualified 401(k) defined contribution plan covering eligible employees. Participants may contribute a portion of their annual compensation limited to a maximum annual amount set by the Internal Revenue Service. There were no employer contributions under this plan for the years ended December 31, 2012, 2011 and 2010.

Recently Issued Accounting Standards—In May 2011, the Financial Accounting Standards Board ("FASB") issued Topic 820—*Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("Topic 820"). Topic 820 changes the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements to ensure consistency between GAAP and International Financial Reporting Standards ("IFRS"). Topic 820 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. Topic 820 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In June 2011, the FASB issued guidance that changed the requirement for presenting "Comprehensive Income" in the consolidated financial statements. The update requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. The Company adopted this new guidance on January 1, 2012 and the adoption did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In September 2011, the FASB issued an amendment to an existing accounting standard which provides entities an option to perform a qualitative assessment to determine whether further impairment testing on goodwill is necessary. An entity now has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step impairment test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company adopted this new standard on January 1, 2012. As the Company has not yet preformed an impairment test of its goodwill, the adoption did not have a material impact on the Company's consolidated financial statements.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value in the following hierarchy:

Level 1—Observable inputs, such as quoted prices in active markets,

Level 2—Inputs other than the quoted prices in active markets that are observable either directly, or

Level 3—Unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures its financial assets at fair value. The Company's investment instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted prices in active markets. The following table represents the Company's financial instruments measured at fair value as of December 31, 2012 and 2011 (in thousands):

	December 31, 2012				December 31, 2011			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Money market funds(1)	$ 87,262	—	—	$ 87,262	$19,126	—	—	$ 19,126

(1) Included in cash and cash equivalents on the consolidated balance sheets.

4. ACQUISITION

On October 23, 2012, the Company, through its wholly-owned subsidiary, Yelp Ireland Ltd., completed the acquisition of all the outstanding equity interests of Qype for approximately $24.3 million in cash and Yelp Class A common stock with an approximate fair value of $23.3 million. Of the total consideration paid in connection with the acquisition, $10.3 million is held in the form of cash in escrow to secure indemnification obligations.

The acquisition was accounted as a business combination in accordance with Accounting Standards Codification ("ASC") Topic 805, *Business Combinations*, with the results of the acquired company's operations included in the consolidated financial statements starting on October 23, 2012. The key factors underlying the acquisition were to secure an established European market presence, obtain the acquired company's content and traffic and the opportunity for expansion.

The following table summarizes the consideration paid for Qype and the preliminary allocation of the purchase price, based on the estimated fair value of the assets acquired and liabilities assumed at the acquisition date (in thousands):

		October 23, 2012
Fair value of purchase consideration:		
Cash consideration	$	14,020
Cash in escrow account		10,276
Fair value of Class A common stock		23,254
Total purchase consideration	$	47,550
Fair value of net assets acquired:		
Cash	$	172
Accounts receivable		1,237
Other current assets		1,239
Property and equipment		233
Intangibles		6,134
Goodwill		48,056
Total assets acquired		57,071
Accounts payable		2,169
Accrued liabilities		4,858
Deferred revenue		1,190
Debt		1,304
Total liabilities assumed		9,521
Net assets acquired	$	47,550

The fair value of the 968,919 shares of Class A common stock issued as part of the consideration paid for Qype was determined on the basis of the closing market price of the Company's Class A common stock on the acquisition date. The total weighted-average amortization period for intangible assets is 3.6 years. The intangible assets are being amortized on a straight-line basis, which reflects the pattern in which the economic benefits of the intangible assets are being utilized. The goodwill results from the Company's opportunity to expand its geographic footprint in Europe, the future revenue opportunities that the Company expects to achieve from leveraging Qype's content to attract more traffic and users to its website and ultimately to acquire more advertisers. None of the goodwill is deductible for tax purposes.

Estimated useful lives of the intangible assets acquired are shown below:

Intangible Type	Useful Life
Content	5 years
Advertiser relationships	2 years
Developed technology	2 years
Trade name	2 years

Qype's results of operations have been included in the Company's consolidated financial statements subsequent to the date of acquisition.

For the year ended December 31, 2012, the Company recorded acquisition-related transaction costs of approximately $1.0 million, which were included in general and administrative expense in the accompanying consolidated statement of operations.

Refer to Note 13 regarding the tax effect of the acquisition on the Company's consolidated financial statements.

The unaudited pro forma financial information in the table below summarizes the combined results of operations for the Company and Qype, as though the companies were combined as of the beginning of the comparable prior annual reporting period. The pro forma financial information for all periods presented includes the accounting effects resulting from the Qype acquisition, including transaction, restructuring and integration costs, amortization charges from acquired intangible assets, and changes in depreciation due to differing asset values and depreciation lives as though the Company and Qype were combined as of January 1, 2011. The pro forma financial information, as presented below, is for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved if the acquisition of Qype had taken place as of the beginning of each period presented (in thousands, except per share data):

	Pro Forma for the Years Ended December 31,	
	2012	2011
Revenue	$ 146,265	$ 92,303
Net income (loss)	(23,188)	(29,900)
Basic and diluted net loss per share attributable to common stockholders	$ (0.42)	$ (1.85)

In October 2012, following the acquisition of Qype, the Company announced its plan to reduce the size of the Qype workforce and terminate several of Qype's leases. These actions were made in order to reduce the Company's cost structure, enhance operating efficiencies and strengthen the Company's business to achieve long-term profitable growth. As a result of this plan, the Company incurred restructuring charges during the fourth quarter of 2012, which are included in the accompanying consolidated statement of operations, under restructuring and integration costs. Restructuring liabilities were $0.7 million as of December 31, 2012, and are included in accrued liabilities on the accompanying consolidated balance sheet. The Company expects that activities under this restructuring plan will be substantially complete by the end of the second quarter of 2013. Additional expense related to this restructuring plan to be recorded in the future is expected to be immaterial. The Company recorded no restructuring charges in any prior period. The following table summarizes the changes in the Company's restructuring liabilities (in thousands):

Balance as of December 31, 2011	$ —
Provision	1,017
Payments	(332)
Balance as of December 31, 2012	$ 685

5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2012 and 2011 consist of the following (in thousands):

	December 31,	
	2012	2011
Cash and cash equivalents		
Cash	$ 7,862	$ 2,610
Money market funds	87,262	19,126
Total cash and cash equivalents	$ 95,124	$ 21,736

The lease agreements for the Company's San Francisco, New York and London, England offices require the Company to maintain letters of credit issued to the landlords of each facility. The letters of credit are subject to renewal annually until the leases expire. As of December 31, 2012 and December 31, 2011, the Company had letters of credit totaling $6.4 million and $0.4 million, respectively, related to such leases.

6. PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software as of December 31, 2012 and 2011 consist of the following (in thousands):

	December 31,	
	2012	2011
Computer equipment	$ 8,315	$ 4,519
Software	433	382
Capitalized website and internally developed software costs	8,653	5,612
Furniture and fixtures	2,613	1,842
Leasehold improvements	5,017	2,702
Telecommunication	1,570	1,187
Total	26,601	16,244
Less accumulated depreciation	(11,802)	(6,363)
Net property, equipment and software	$ 14,799	$ 9,881

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was approximately $5.9 million, $4.2 million and $2.3 million, respectively.

7. GOODWILL AND INTANGIBLE ASSETS

As a result of the acquisition of Qype on October 23, 2012, the Company recorded goodwill in the amount of $48.1 million for the excess of purchase consideration over the fair value of assets and liabilities acquired. There has been no change to goodwill subsequent to the acquisition.

The intangible assets detail at December 31, 2012 and 2011 consist of the following (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life
December 31, 2012:				
Content	$ 3,304	$ (126)	$ 3,178	4.8 years
Advertiser relationships	1,982	(188)	1,794	1.8 years
Developed technology	529	(51)	478	1.8 years
Trade name	396	(38)	358	1.8 years
Domains	246	(118)	128	4.6 years
	$ 6,457	$ (521)	$ 5,936	

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life
December 31, 2011:				
Domains	$ 217	$ (86)	$ 131	4.8 years
Total	$ 217	$ (86)	$ 131	

Amortization expense for the years ended December 31, 2012 and 2011 was approximately $0.4 million and zero, respectively. Amortization expense related to developed technology is included in depreciation and amortization expense in the accompanying consolidated statements of operations.

The changes in carrying amount of goodwill for the year ended December 31, 2012 was as follows:

Balance as of December 31, 2011	$ —
Goodwill acquired	48,056
Effect of currency translation	549
Balance as of December 31,2012	$ 48,605

Estimated future amortization of purchased intangible assets at December 31, 2012 was as follows (in thousands):

Year ending December 31,	Amount
2013	$ 2,121
2014	1,851
2015	671
2016	671
2017 and thereafter	621
Total amortization	$ 5,935

8. ACCRUED LIABILITIES

Accrued liabilities as of December 31, 2012 and 2011 consist of the following (in thousands):

	December 31,	
	2012	2011
Accrued vacation and employee related expenses	$ 2,463	$ 1,905
Accrued bonus and commissions	2,037	947
Deferred rent	1,755	1,198
Accrued value added taxes payable	1,260	—
Legal settlement accrual	2,167	1,250
Accrued payroll tax	845	178
Merchant revenue share liability	538	314
Accrued restructuring and integration costs	710	—
Exercise of unvested stock options	—	61
Other accrued expenses	4,592	1,832
Total	$ 16,367	$ 7,685

9. OTHER INCOME (EXPENSE), NET

Other income (expense), net as of December 31, 2012, 2011 and 2010 consist of the following (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Interest income	$ 51	$ 13	$ 30
Transaction gain (loss) on foreign exchange	(259)	(393)	9
Other non-operating loss, net	(18)	(15)	(24)
Other income (expense), net	$ (226)	$ (395)	$ 15

10. COMMITMENTS AND CONTINGENCIES

Office Facility Lease—The Company leases its office facilities under operating lease agreements that expire from 2013 to 2021. The terms of the lease agreements provide for rental payments on a graduated basis. The Company recognizes rent expense on a straight-line basis over the lease period.

On May 9, 2012, the Company entered into an office lease (the "Lease") to lease space for its corporate headquarters located in San Francisco, California from Stockbridge 138 New Montgomery LLC (the "Landlord"). Pursuant to the Lease, the Company will lease premises containing 110,412 square feet of space at 140 New Montgomery Street for a term of eight years beginning October 1, 2013. In connection with the entry into the Lease, the Company delivered a letter of credit to the Landlord in the amount of $4.5 million.

Rental expense was $4.8 million, $2.4 million and $1.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Aggregate Future Lease Commitments—The Company's minimum payments under noncancelable operating leases for equipment and office space having initial terms in excess of one year are as follows at December 31, 2012 (in thousands):

Year Ending December 31,	Operating Leases
2013	$ 8,681
2014	11,777
2015	12,469
2016	10,400
2017	7,685
Thereafter	26,180
Total minimum lease payments	$ 77,192

Legal Proceedings—The Company is subject to legal proceedings arising in the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, the Company currently does not believe that the final outcome of any of these matters will have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

In February and March 2010, the Company was sued in two putative class actions on behalf of local businesses asserting various causes of action based on claims that the Company manipulated the ratings and reviews on its platform to coerce local businesses to buy its advertising products. These cases were subsequently consolidated in an action asserting claims for violation of the California Business & Professions Code, extortion and attempted extortion based on the conduct they allege and seeking monetary relief in an unspecified amount and injunctive relief. In October 2011, the court dismissed this action with prejudice. The plaintiffs have appealed to the U.S. Court of Appeals for the Ninth Circuit, but the appeal has not yet been heard. Due to the preliminary nature of this potential appeal, the Company is unable to reasonably estimate either the probability of incurring a loss or an estimated range of such loss, if any, from an appeal.

In March 2011, the Company was sued in an action on behalf of certain current and former employees asserting claims for violations of the federal Fair Labor Standards Act, the California Labor Code and the California Business & Professions Code seeking monetary relief in an unspecified amount. In December 2012, the Court issued a judgment giving final approval to a settlement of this matter, without any admission of liability on the Company's part, for payments by the Company in an aggregate amount of approximately $0.8 million. The Company had originally accrued for a settlement of approximately $1.3 million in the year ended December 31, 2010. The accrual was adjusted in the quarter ended December 31, 2012 for the final settlement amount and is reflected in general and administrative expenses on the accompanying consolidated statement of operations.

Qype, an indirect wholly-owned subsidiary of the Company, is party to two lawsuits regarding fees payable for directory data that Qype and its predecessor purchased from Deutsche Telekom AG ("Deutsche Telekom") between 2005 and 2008 at a rate set by the German Federal Network Agency ("FNA"). Following German court decisions overturning the rate set by the FNA, Deutsche Telekom sued Qype in the Regional Court of Bonn on August 26, 2010 for approximately €1.5 million plus interest for additional fees for data delivered between 2005 and 2008. In August 2011, the court rejected Deutsche Telekom's claim in full and Deutsche Telekom appealed the decision to the Higher Regional Court of Cologne, which referred the appeal to the Higher Regional Court in Düsseldorf in July 2012. The appeal is expected to be heard in the first half of 2013. In addition, on August 6, 2012, Deutsche Telekom filed a claim against Qype in the Regional Court of Bonn for approximately €118,400 plus interest asserting Qype was unjustly enriched as a result of paying an insufficient rate for directory data from 2005 to 2008. Following a hearing on December 19, 2012, the court dismissed Deutsche Telekom's claim in full. Deutsche Telekom has appealed the decision to the Higher Regional Court of Cologne, which referred the appeal to the Higher Regional Court of Düsseldorf. The appeal is expected to be heard in the first half of 2013. Under the applicable authoritative literature, an amount which represents management's best estimate of the amount that will ultimately be paid, was accrued for as a loss contingency as of the acquisition date of Qype.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by the Company or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with directors and certain officers and employees that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees.

While the outcome of these matters cannot be predicted with certainty, the Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on the Company's financial position, results of operations or cash flows.

11. STOCKHOLDERS' EQUITY (DEFICIT)

Initial Public Offering

In March 2012, the Company completed its IPO whereby 8,172,500 shares of Class A common stock were sold by the Company (inclusive of 1,072,500 shares of Class A common stock from the full exercise of the overallotment option of shares granted to the underwriters) and 50,000 shares of Class A common stock were sold by a selling stockholder, The Yelp Foundation. The public offering price of the shares sold in the offering was $15.00 per share. The Company did not receive any proceeds from the sales of shares by the selling stockholder. The total gross proceeds from the offering to the Company were $122.6 million. After deducting underwriters' discounts and commissions and offering expenses, the aggregate net proceeds received by the Company totaled approximately $111.4 million. Immediately prior to the closing of the IPO, all shares of the Company's outstanding redeemable convertible preferred stock automatically converted into 35,816,772 shares of Class B common stock. As a result, following the IPO, the Company has two classes of authorized common stock outstanding: Class A common stock (one vote per share) and Class B common stock (ten votes per share).

The following table presents the shares authorized and issued and outstanding as of the periods presented (in thousands, except share data):

	December 31, 2012		December 31, 2011		
	Shares Authorized	Shares Issued and Outstanding	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference
Redeemable convertible preferred stock:					
Redeemable convertible preferred stock, Series A, $0.000001 par value	—	—	40,000,000	40,000,000	$ 1,000
Redeemable convertible preferred stock, Series B, $0.000001 par value	—	—	44,802,870	44,802,870	$ 5,000
Redeemable convertible preferred stock, Series C, $0.000001 par value	—	—	32,288,630	32,288,630	$ 10,042
Redeemable convertible preferred stock, Series D, $0.000001 par value	—	—	14,531,460	14,531,460	$ 14,996
Redeemable convertible preferred stock, Series E, $0.000001 par value	—	—	11,644,155	11,644,155	$ 25,000
Stockholders' equity:					
Class A common stock, $0.000001 par value	200,000,000	23,380,283	—	—	—
Class B common stock, $0.000001 par value	100,000,000	40,124,986	—	—	—
Common stock, $0.000001 par value	200,000,000	—	280,000,000	16,956,409	—
Undesignated Preferred Stock	10,000,000	—	—	—	—

In November 2011, the board of directors of the Company approved the establishment of The Yelp Foundation (the "Foundation"), a non-profit organization designed to support consumers and businesses in the communities in which the Company operates. The Foundation's officers include several of the Company's current officers. The Company's board of directors approved a contribution and issuance of 520,000 shares of the Company's common stock to the Foundation, of which the Foundation sold 50,000 shares in the IPO. The Company recorded an expense in the amount of $5.9 million for the contribution based on the fair value of the common stock on the date the shares were issued to the Foundation. The Company recorded the expense as a charitable contribution expense as it constituted an unconditional transfer of assets to an entity in a voluntary nonreciprocal transfer.

The Company has not consolidated the Foundation as (1) the Company does not have a financial interest in the Foundation, (2) the Company does not have voting rights and (3) the Foundation meets the definition of a non-profit organization under ASC 810-20, Consolidation – Control of Partnerships and Similar Entities as it is organized exclusively for charitable, scientific, literary and educational purposes within the meaning of Section 501(c)(3) of the Internal Revenue Code of 1986 and is governed by Section 5211 (b) of the California Nonprofit Public Benefit Corporation Law.

Common Stock Subject to Repurchase—The Company has in the past granted certain options that were exercisable prior to vesting. The Company has the right to repurchase at the original purchase price any unvested (but issued) common shares upon termination of service of an employee. The consideration received for an exercise of an option is considered to be a deposit of the exercise price, and the related dollar amount recorded as a liability. The liability is reclassified into equity on a ratable basis as the award vests. The Company has recorded a liability in accrued liabilities of zero and $0.1 million relating to zero and 171,981 options that were exercised and are unvested at December 31, 2012 and 2011, respectively. These shares that are subject to a repurchase right held by the Company are included in issued and outstanding shares as of each period presented.

Stock Option Plan—The Company has three equity incentive plans: the Amended and Restated 2005 Equity Incentive Plan (the "2005 Plan"), the 2011 Equity Incentive Plan (the "2011 Plan") and the 2012 Equity Incentive Plan (the "2012 Plan"). In July 2011, the Company terminated the 2005 Plan and provided that no further stock awards were to be granted under the 2005 Plan. All outstanding stock awards under the 2005 Plan will continue to be governed by their existing terms. Upon the effectiveness of the underwriting agreement in connection with the IPO, all shares that were reserved under the 2011 Plan but not issued were assumed by the 2012 Plan. No further shares will be granted pursuant to the 2011 Plan. All outstanding stock awards under the 2011 Plan will continue to be governed by their existing terms. Under the 2012 Plan, the Company has the ability to issue incentive stock options ("ISOs"), non-statutory stock options ("NSOs"), stock appreciation rights, restricted stock, restricted stock units ("RSUs"), performance units and/or performance shares. Additionally, the 2012 Plan provides for the grant of performance cash awards to employees, directors and consultants. The ISOs and NSOs will be granted at a price per share not less than the fair value at date of grant. Options granted to date generally vest over a four-year period with 25% vesting at the end of one year and the remaining vesting monthly thereafter. Options granted generally are exercisable for up to 10 years. Restricted stock awards generally vest over a four-year period with 25% vesting at the end of one year and the remaining vesting quarterly or annually thereafter.

A summary of stock option activity for the year ended December 31, 2010, 2011 and 2012 is as follows:

	Options Outstanding			Weighted-Average Remaining Contractual Term (in years)		Aggregate Intrinsic Value (in thousands)
	Number of Shares		Weighted-Average Exercise Price			
Options outstanding—December 31, 2009	6,147,157	$	0.56			
Granted (weighted average fair value of $4.20 per option)	1,881,832		6.68			
Exercised	(1,289,569)		0.36			
Canceled	(1,041,576)		1.92			
Options outstanding—December 31, 2010	5,697,844	$	2.28			
Granted (weighted average fair value of $4.48 per option)	5,612,978		7.76			
Exercised	(1,378,709)		1.48			
Canceled	(628,124)		5.47			
Options outstanding—December 31, 2011	9,303,989	$	5.48			
Granted (weighted average fair value of $0.72 per option)	3,249,855		19.76			
Exercised	(1,606,612)		2.29			
Canceled	(834,056)		12.45			
Options outstanding—December 31, 2012	10,113,176	$	10.00	7.89	$	96,992
Options vested and expected to vest as of December 31, 2012	9,924,977	$	9.86	7.86	$	96,352
Options vested and exercisable as of December 31, 2012	4,533,459	$	5.30	6.88	$	61,503

Aggregate intrinsic value represents the difference between the Company's estimated fair value of its common stock and the exercise price of outstanding, in-the-money options. The total intrinsic value of options exercised was approximately $31.3 million, $10.3 million and $9.0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The following table at summarizes information about outstanding and vested stock options as of December 31, 2012:

	Options Outstanding			Options Vested and Exercisable	
Exercise Price Range	Number of Options Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.01 – 1.00	1,215,405	4.85	$ 0.41	1,171,948	$ 0.38
$1.08 – 6.92	877,312	6.41	4.56	611,494	4.01
$7.16	4,280,147	7.92	7.16	2,368,510	7.16
$8.16 – 11.68	1,409,659	8.49	10.53	362,482	10.29
$16.71 – 19.96	1,012,650	9.42	18.82	500	19.96
$21.13 – 22.86	523,312	9.91	22.03	12,385	21.54
$24.10 – $25.70	547,903	9.59	24.90	6,140	24.90
$26.89 – $27.05	246,788	9.09	26.97	—	0.00
Total	10,113,176	7.88	$ 10.00	4,533,459	$ 5.30

Restricted Stock Awards—During the years ended December 31, 2012 and 2011, the Company issued 1,250 and 168,750 shares of restricted common stock, respectively, at a weighted average fair value of $11.68 and $9.34 per share. These awards vest over four years in each case subject to continued service as an employee, director or consultant to the Company and subject to accelerated vesting in certain cases. The unvested portion of such shares is subject to reacquisition by the Company at no cost upon the termination of the holder's continuous services as an employee, director or consultant to the Company.

Employee Stock Purchase Plan—Concurrent with the effectiveness of the underwriting agreement in connection with the IPO on March 1, 2012, the Company's 2012 Employee Stock Purchase Plan (the "ESPP") became effective. The ESPP allows eligible employees to purchase shares of the Company's Class A common stock at a discount through payroll deductions of up to 15% of their eligible compensation, subject to any plan limitations. The administrator may approve offerings with durations of not more than 27 months, and may specify one or more shorter purchase periods within each offering. At the end of each offering period, employees are able to purchase shares at 85% of the lower of the fair market value of the Company's Class A common stock on the first trading day of the offering period or on the last day of the offering period. There were no offerings of share purchase rights to employees under the Company's ESPP for the year ended December 31, 2012.

Stock-Based Compensation Expense—The fair value of options granted to employees is estimated on the grant date using the Black-Scholes-Merton option valuation model. This valuation model for stock-based compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation including the expected term (weighted-average period of time that the options granted are expected to be outstanding), the volatility in the fair market value of the Company's Class A common stock, a risk-free interest rate, expected dividends and the estimated forfeitures of unvested stock options. To the extent actual results differ from the estimates, the difference will be recorded as a cumulative adjustment in the period estimates are revised. No compensation cost is recorded for options that do not vest. The Company uses the simplified calculation of expected life and volatility is based on an average of the historical volatilities of the common stock of several entities with characteristics similar to those of the Company. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. Expected forfeitures are based on the Company's historical experience.

The Company uses the straight-line method for expense attribution. For the years ended December 31, 2012, 2011 and 2010, the weighted-average assumptions are as follows:

	Year Ended December 31,		
	2012	**2011**	**2010**
Dividend yield	—	—	—
Annual risk-free rate	1.01%	2.30%	2.36%
Expected volatility	62.76%	60.71%	70.71%
Expected term (years)	6.18	6.08	5.99

The following table summarizes the effects of stock-based compensation related to stock-based awards to employees on the Company's consolidated statements of operations as of December 31, 2012, 2011 and 2010, is as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Stock-based compensation effects in loss before income taxes:			
Cost of revenue	$ 122	$ 50	$ 26
Sales and marketing	4,917	1,607	662
Product development	1,705	721	260
General and administrative	8,134	2,499	483
Total stock-based compensation	$ 14,878	$ 4,877	$ 1,431

During the years ended December 31, 2012, 2011 and 2010, the Company capitalized $0.3 million, $0.2 million and $0.1 million, respectively, of stock-based compensation as website development costs.

As of December 31, 2012, there was approximately $39.7 million of total unrecognized compensation cost net of forfeitures related to outstanding stock options that is expected to be recognized over a weighted-average period of 2.95 years.

As of December 31, 2012, there was approximately $1.2 million of total unrecognized compensation cost net of forfeitures related to outstanding restricted stock awards that is expected to be recognized over a period of 3.46 years.

12. NET LOSS PER SHARE

Basic and diluted net loss per common share for periods prior to the completion of the Company's IPO is presented in conformity with the two-class method required for participating securities. Holders of Series A, Series B, Series C, Series D and Series E redeemable convertible preferred stock were each entitled to receive noncumulative dividends at the annual rate of $0.0015, $0.006696, $0.018582, $0.061935 and $0.12882 per share per annum, respectively, payable prior and in preference to any dividends on any shares of the Company's common stock. In the event a dividend is paid on common stock, the holders of Series A, Series B, Series C, Series D and Series E redeemable convertible preferred stock were entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as-if converted basis). The holders of the Company's Series A, Series B, Series C, Series D and Series E redeemable convertible preferred stock did not have a contractual obligation to share in the losses of the Company. The Company considered its preferred stock to be participating securities and, in accordance with the two-class method, earnings allocated to preferred stock and the related number of outstanding shares of preferred stock have been excluded from the computation of basic and diluted net loss per common share.

Under the two-class method, net income (loss) attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period Series A, Series B, Series C, Series D and Series E redeemable convertible preferred stock non-cumulative dividends, between common stock and Series A and Series B convertible preferred stock and Series C and D redeemable convertible preferred stock. In computing diluted net income (loss) attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Basic net income (loss) per common share is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Shares of common stock subject to repurchase resulting from the early exercise of employee stock options are considered participating securities and are therefore included in the basic weighted-average common shares outstanding. Diluted net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of common shares outstanding, including potential dilutive common shares assuming the dilutive effect of outstanding stock options using the treasury stock method.

Basic and diluted net income (loss) per share attributable to common stockholders for periods following the completion of the Company's IPO is presented in conformity with the "two-class method" required for participating securities. Immediately prior to the consummation of the IPO in March 2012, all outstanding shares of preferred stock and common stock were converted to Class B common stock. As a result, Class A and Class B common stock are the only outstanding equity in the Company. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share and each class of Class B common stock is entitled to 10 votes per share. Shares of Class B common stock may be converted into Class A common stock at any time at the option of the stockholder, and are automatically converted upon sale or transfer to Class A common stock, subject to certain limited exceptions, among other ways.

The following table presents the calculation of basic and diluted net loss per share (in thousands, except per share data):

	Year Ended December 31,			
	2012		2011	2010
	Class A	Class B		
Net loss	$ (3,464)	$ (15,649)	$ (16,668)	$ (9,566)
Add: accretion of redeemable convertible preferred stock	(6)	(26)	(189)	(175)
Net loss attributable to common stockholders	$ (3,470)	$ (15,675)	$ (16,857)	$ (9,741)
Basic shares:				
Weighted-average common shares outstanding	9,815	44,334	15,291	13,774
Diluted shares:				
Weighted-average shares used to compute diluted net loss per share	9,815	44,334	15,291	13,774
Net loss per share attributable to common stockholders:				
Basic	$ (0.35)	$ (0.35)	$ (1.10)	$ (0.71)
Diluted	$ (0.35)	$ (0.35)	$ (1.10)	$ (0.71)

The following employee stock awards were excluded from the calculation of diluted net loss per share attributable to common stockholders because their effect would have been anti-dilutive for the periods presented (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Employee stock options	10,113	9,303	5,698
Restricted stock awards	116	169	—

13. INCOME TAXES

The Company accounts for income taxes in accordance with authoritative guidance, which requires the use of the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based upon the difference between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

The following table presents domestic and foreign components of income (loss) before income taxes for the periods presented (in thousands):

	2012	2011	2010
United States	$ (12,624)	$ (14,684)	$ (6,931)
Foreign	(6,367)	(1,882)	(2,560)
Total	$ (18,991)	$ (16,566)	$ (9,491)

The income tax provision is composed of the following (in thousands):

	2012	2011	2010
Current:			
Federal	$ —	$ —	$ —
State	3	20	9
Foreign	136	95	64
	139	115	73
Deferred:			
Federal	$ —	$ —	$ —
State	—	—	—
Foreign	(17)	(13)	2
	(17)	(13)	2
Total provision for income taxes	$ 122	$ 102	$ 75

The following table presents a reconciliation of the statutory federal rate and the Company's effective tax rate for the periods presented:

	2012	2011	2010
Tax benefit at federal statutory rate	(34.00%)	(34.00%)	(34.00%)
State—net of federal effect	(5.84)	(5.92)	(5.86)
Foreign rate differential	(38.74)	2.99	6.25
Stock-based compensation	7.96	7.26	4.84
Acquisition costs	2.39	0.00	0.00
Meals & Entertainment	3.05	1.07	1.38
Research credits	(5.22)	0.00	(0.03)
Change in valuation allowance	70.13	27.71	26.85
Other	0.91	1.50	1.34
Effective tax rate	0.64%	0.61%	0.77%

The changes in the effective tax rate reconciliation related to foreign rate differential and change in valuation allowance are primarily attributable to the change in geographic mix of income as a result of the acquisition of Qype.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table presents the significant components of the Company's deferred tax assets and liabilities for the periods presented (in thousands):

	2012	2011
Deferred tax assets:		
Reserves and others	$ 3,673	$ 1,234
Accrued legal	332	483
Stock-based compensation	4,295	806
Contribution carryforward	2,223	2,297
Net operating loss carryforward	17,810	9,473
Research credit carryforward	1,002	—
Gross deferred tax assets	29,335	14,293
Valuation allowance	(25,714)	(12,395)
Total deferred tax assets	3,621	1,898
Deferred tax liabilities:		
Depreciation and amortization	(3,593)	(1,887)
Total deferred tax liabilities	(3,593)	(1,887)
Net deferred tax assets	$ 28	$ 11

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

As of December 31, 2012 and 2011, based on the available objective evidence, management believes it is more likely than not that the net deferred tax assets, except for those recorded in the U.K. and Australia entities, will not be realized. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets related to the United Kingdom and Australia will be realized. Accordingly, management has applied a full valuation allowance against its net deferred tax assets except for those recorded in the U.K. and Australia entities at December 31, 2012 and 2011. The net change in the total valuation allowance for the year ended December 31, 2012, 2011 and 2010 was an increase of approximately $13.3 million, $4.5 million and $2.6 million, respectively.

At December 31, 2012, the Company has federal and state net operating loss carryforwards of approximately $49.8 million and $59.5 million respectively, expiring beginning in 2024 and 2013, respectively. Further, the Company has trading losses in Ireland of $8.7 million. The Ireland trading losses may be carried forward indefinitely against Ireland profits. The Company has losses of $14.3 million, $13.2 million and $3.1 million in Germany, the United Kingdom and France, respectively, which may be carried forward indefinitely against profits in the respective jurisdictions as a result of the acquisition of Qype. At December 31, 2012, the Company has federal research credit carryforwards of approximately $0.8 million that expire beginning in 2024 and California research credit carryforwards of approximately $1.1 million, which do not expire.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended (the "Code"), and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. The Company completed an analysis under Sections 382 and 383 of the Code through the quarter ended June 30, 2012 and determined that an ownership change, as defined under Sections 382 and 383 of the Code, occurred in prior years. The Company does not expect the limitation to result in a reduction in total amount utilizable. Further, Qype's loss carryforwards may be subject to limitations under the applicable laws of the taxing jurisdictions due to ownership change limitations.

As a result of certain realization requirements of the accounting guidance for stock-based compensation, the table of deferred tax assets and liabilities shown above does not include certain deferred tax assets at December 31, 2012 and 2011 that arose directly from (or the use of which was postponed by) tax deductions related to equity compensation in excess of compensation recognized for financial reporting. Approximately $31.0 million of federal net operating losses and $36.1 million of state net operating losses are related to tax stock option deductions in excess of book deductions. The Company uses the accounting guidance for income taxes for purposes of determining when excess tax benefits have been realized.

It is the intention of the Company to reinvest the earnings from Canada, the United Kingdom and Yelp Ireland Holding Company Limited. The Company does not provide for U.S. income taxes on the earnings of foreign subsidiaries as such earnings are to be reinvested indefinitely. As of December 31, 2012, $0.7 million of cumulative amount of earnings upon which U.S. income taxes have not been provided.

As of December 31, 2012, the Company has $0.6 million of unrecognized tax benefits. The Company had a nominal amount of unrecognized tax benefits during the years ended December 31, 2011 and 2010.

A reconciliation of the beginning and ending amount of unrecognized benefits is as follows (in thousands):

	2012	2011	2010
Balance at the beginning of the year	$ 1	$ 1	$ 1
Increase based on tax positions related to the prior year	495	—	—
Increase based on tax positions related to the current year	115	—	—
(Decrease) from Tax Authorities' Settlements	—	—	—
Expiration of statute of limitations for the assessment of taxes	—	—	—
Balance at the end of the year	$ 611	$ 1	$ 1

As of December 31, 2012, $0.6 million of the Company's unrecognized tax benefits are subject to full valuation allowance and, if recognized, will not affect the annual effective tax rate. Included in the balance of unrecognized tax benefits as of December 31, 2012, 2011 and 2010, is an immaterial amount of tax benefits that, if recognized, would affect the effective tax rate. The Company's policy is to record interest and penalties related to unrecognized tax benefits as income tax expense. During the years ended December 31, 2012, 2011 and 2010, the Company had an immaterial amount related to the accrual of interest and penalties.

The Company does not have any tax positions for which it is reasonably possible the total amount of gross unrecognized tax benefits will increase or decrease within 12 months of the year ended December 31, 2012.

The Company is subject to taxation in the United States and various states and foreign jurisdictions. Due to the Company's net losses, substantially all of its federal, state and foreign income tax returns since inception are still subject to audit.

On January 2, 2013, President Obama signed into law The American Taxpayer Relief Act of 2012 ("ATRA"). Under prior law, a taxpayer was entitled to a research tax credit for qualifying amounts incurred through December 31, 2011. The ATRA extends the research credit for two years for qualified research expenditures incurred through the end of 2013. The extension of the research credit is retroactive and includes amounts incurred after 2011. The Company estimates the benefit that will be received as a result of the credit extension will be approximately $0.2 million. The benefit, which will be subjected to a full valuation allowance, will be recognized in the period of enactment, which is the first quarter of 2013.

14. RELATED-PARTY TRANSACTIONS

The Company does not have any significant related party transactions, other than contributions made to The Foundation (see Note 11).

15. INFORMATION ABOUT REVENUE AND GEOGRAPHIC AREAS

The Company considers operating segments to be components of the Company in which separate financial information is available that is evaluated regularly by the Company's chief operating decision maker in deciding how to allocate resources and in assessing performance. The chief operating decision maker for the Company is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by product line and geographic region for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results or plans for levels or components below the consolidated unit level. Accordingly, the Company has determined that it has a single operating and reporting segment.

Revenue by geography is based on the billing address of the customer. The following tables present the Company's revenue by product line, as well as revenue and long-lived assets by geographic region for the periods presented (in thousands):

Net revenue

	Year Ended December 31,		
	2012	2011	2010
Net revenue by product:			
Local advertising	$ 109,159	$ 58,473	$ 33,759
Brand advertising	20,579	17,686	12,046
Other services	7,829	7,126	1,926
Total	$ 137,567	$ 83,285	$ 47,731

For the year ended December 31, 2012 revenue generated in the United States was approximately 97.8% while revenue generated internationally was 2.2%. During the years ended December 31, 2011 and 2010, all of the Company's revenue was generated in the United States. No individual customer accounted for 10% or more of consolidated net revenue.

Long-Lived Assets

	December 31,		
	2012	2011	2010
United States	$ 14,275	$ 11,675	$ 5,576
All Other Countries	55,243	54	44
Total long-lived assets	$ 69,518	$ 11,729	$ 5,620

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
2.1	Share Purchase Agreement, dated October 23, 2012, by and among Yelp Inc., Yelp Ireland Ltd., Qype GmbH and the shareholders of Qype GmbH.	8-K	001-35444	99.1	10/24/2012	
3.1	Amended and Restated Certificate of Incorporation of Yelp Inc.	8-K	001-35444	3.1	3/9/2012	
3.2	Amended and Restated Bylaws of Yelp Inc.	S-1/A	333-178030	3.4	2/3/2012	
4.1	Reference is made to Exhibits 3.1 and 3.2.					
4.2	Form of Class A Common Stock Certificate.	S-1/A	333-178030	4.1	2/3/2012	
4.3	Form of Class B Common Stock Certificate.	S-1/A	333-178030	4.2	2/3/2012	
10.1	Fourth Amended and Restated Investor Rights Agreement, by and between Yelp Inc. and the investors listed on Schedules I and II thereto, dated January 22, 2010.	S-1	333-178030	10.1	11/17/2011	
10.2*	Amended and Restated 2005 Equity Incentive Plan.	S-1	333-178030	10.2	11/17/2011	
10.3*	Form of Option Agreement and Option Grant Notice under Amended and Restated 2005 Equity Incentive Plan.	S-1	333-178030	10.3	11/17/2011	
10.4*	2011 Equity Incentive Plan.	S-1/A	333-178030	10.4	2/3/2012	
10.5*	Forms of Option Agreement and Option Grant Notice under 2011 Equity Incentive Plan.	S-1/A	333-178030	10.5	2/3/2012	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.6*	Form of Indemnification Agreement made by and between Yelp Inc. and each of its directors and executive officers.	S-1/A	333-178030	10.6	2/3/2012	
10.7*	Amended and Restated Offer Letter, by and between Yelp Inc. and Geoff Donaker, dated February 3, 2012.	S-1/A	333-178030	10.7	2/3/2012	
10.8*	Amended and Restated Offer Letter, by and between Yelp Inc. and Rob Krolik, dated February 3, 2012.	S-1/A	333-178030	10.8	2/3/2012	
10.9*	Amended and Restated Offer Letter, by and between Yelp Inc. and Jed Nachman, dated February 3, 2012.	S-1/A	333-178030	10.9	2/3/2012	
10.10*	Amended and Restated Offer Letter, by and between Yelp Inc. and Laurence Wilson, dated February 3, 2012.	S-1/A	333-178030	10.10	2/3/2012	
10.11	Amended and Restated Office Lease, by and between Yelp Inc. and 706 Mission Street Co. LLC, effective October 1, 2009.	S-1/A	333-178030	10.12	2/3/2012	
10.12	Galleria Corporate Center Lease between Yelp Inc. and JEMB SCOTTSDALE LLC, dated January 20, 2010; First Amendment to Lease, dated January 4, 2011; Second Amendment to Lease, dated August 8, 2011.	S-1/A	333-178030	10.13	2/3/2012	
10.13	License Agreement between Harrison 160, LLC, as Licensor, and MRL Ventures Inc., as Licensee, dated as of April 16, 2004; Addendums through November 10, 2011.	S-1/A	333-178030	10.14	2/3/2012	
10.14*	Offer Letter, by and between Yelp Inc. and Jeremy Stoppelman, dated February 3, 2012.	S-1/A	333-178030	10.15	2/3/2012	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.15*	2012 Equity Incentive Plan.	S-1/A	333-178030	10.16	2/3/2012	
10.16*	Form of Option Agreement and Grant Notice and RSU Award Agreement and Grant Notice under 2012 Equity Incentive Plan.	S-1/A	333-178030	10.17	2/3/2012	
10.17*	2012 Employee Stock Purchase Plan.	S-1/A	333-178030	10.18	2/3/2012	
10.18*	Executive Severance Benefit Plan.	S-1/A	333-178030	10.19	2/3/2012	
10.19*	Secondment Agreement, dated April 25, 2012, by and between Yelp Inc. and Jed Nachman.	8-K	001-35444	99.1	4/27/2012	
10.20	Lease Agreement, by and between Yelp UK Limited and Knight Frank LLP, dated March 1, 2012.	10-Q	001-35444	10.11	5/4/2012	
10.21	Office Lease, dated May 9, 2012, by and between Yelp Inc. and Stockbridge 138 New Montgomery LLC.	8-K	001-35444	10.1	5/10/2012	
10.22*	2013 Compensation Information for Registrant's Executive Officers.	8-K	001-35444		2/8/2013	
21.1	Subsidiaries of Yelp Inc.					X
23.1	Consent of Independent Registered Public Accounting Firm.					X
24.1	Power of Attorney (included on signature page).					X
31.1	Certification pursuant to Rule 13a-14(a)/15d-14(a).					X
31.2	Certification pursuant to Rule 13a-14(a)/15d-14(a).					X

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
32.1†	Certifications of Chief Executive Officer and Chief Financial Officer.					X
101.INS#	XBRL Instance Document.					X
101.SCH#	XBRL Taxonomy Extension Schema Document.					X
101.CAL#	XBRL Taxonomy Extension Calculation Linkbase Document.					X
101.DEF#	XBRL Taxonomy Extension Definition Linkbase Document.					X
101.LAB#	XBRL Taxonomy Extension Labels Linkbase Document.					X
101.PRE#	XBRL Taxonomy Extension Presentation Linkbase Document.					X

* Indicates management contract or compensatory plan or arrangement.

† The certifications attached as Exhibit 32.1 accompany this Annual Report, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Yelp Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report, irrespective of any general incorporation language contained in such filing.

Pursuant to applicable securities laws and regulations, the Registrant is deemed to have complied with the reporting obligation related to the submission of interactive data files in such exhibits and is not subject to liability under any anti-fraud provisions of the federal securities laws as long as the Registrant has made a good faith attempt to comply with the submission requirements and promptly amends the interactive data files after becoming aware that the interactive data files fails to comply with the submission requirements. These interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.